SEC File No. 82-34874


DAVIES

DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com

May 15, 2006

Lisa Marchese
Dir 416.367.7899
lmarchese@dwpv.com

File No. 207525


06013471

BY COURIER

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Sir/Madame:

Global Alumina Corporation: Public Disclosure Documents Delivered Pursuant to a Rule 12g3-2(b) Exemption Under the Securities Exchange Act of 1934

Attached please find the following public disclosure documents which have recently been filed on the System for Electronic Document Analysis and Retrieval in Canada by Global Alumina Corporation (the "Corporation"):

1. letter dated August 23, 2005 to the shareholders of the Corporation regarding approval of private placements to certain investors;
2. press release dated September 16, 2005 announcing shareholder approval for previously announced transactions;
3. letter dated September 26, 2005 to the Autorité des marches financiers reporting on the number and value of securities distributed in Quebec;
4. press release dated September 30, 2005 announcing the Corporation's agreement to amend the terms of its US$100 million subscription agreement with Emirates International Investment Company LLC ("EIIC");
5. press release dated October 3, 2005 announcing closing of the initial subscription by Dubai Aluminum Company Limited ("Dubal");
6. press release dated October 4, 2005 announcing closing of off-take and initial subscription agreement with Dubal;

Tor#: 1704840.1

7. press release dated October 21, 2005 announcing that the Corporation closed its first tranche of the US$100 Million subscription agreement;

8. early warning report dated October 24, 2005 with respect to EIIC's acquisition, by way of private placement from treasury, ownership and control of 25 million common shares of the Corporation;

9. material change report dated November 8, 2005 regarding the approval of the Corporation's unaudited financial statements and notes thereto and management's discussion and analysis for the nine month period ended September 30, 2005;

10. press release announcing third quarter 2005 results;

11. unaudited interim consolidated financial statements for the nine months ended September 30, 2005;

12. management's discussion and analysis for the three month period ended March 31, 2005, the six month periods ended June 30, 2005 and 2004 and the nine months ended September 30, 2005 and 2004;

13. a certificate of the Corporation's Chief Executive Officer dated November 8, 2005 required to be filed under National Instrument 52-109;

14. a certificate of the Corporation's Chief Financial Officer dated November 8, 2005 required to be filed under National Instrument 52-109;

15. press release dated November 1, 2005 announcing agreement on bauxite rights;

16. press release dated November 29, 2005 announcing third subscription agreement with IDB Infrastructure Fund L.P. ("IDBIF");

17. material change report dated November 29, 2005 with respect to entering into of subscription agreement with IDBIF;

18. letter to the British Columbia Securities Commission, Alberta Securities Commission, Ontario Securities Commission, Autorité des marches financiers, and New Brunswick Securities Commission dated December 20, 2005 adding a recipient agency;

19. press release dated December 29, 2005 announcing closing of US$50,000,000 subscription agreement with IDBIF;

20. press release dated January 3, 2006 announcing that IDBIF acquired 22,222,222 common shares of the Corporation;

21. early warning report regarding IDBIF's acquisition, by way of private placement from treasury, an aggregate of 22,222,222 common shares of the Corporation;

22. press release dated January 18, 2006 announcing entering into of three-party agreement with the Government of Guinea and Compagnie des Bauxites de Guinée ("CBG");

23. press release dated January 23, 2006 announcing that the Government of Guinea has issued a mining concession decree to the Corporation;

24. press release dated January 24, 2006 announcing that the Corporation's indirect wholly-owned subsidiary, Guinea Alumina Corporation S.A. has entered into a long-term off take agreement with Glencore International AG;

25. Tripartite Agreement for transfer of mining title amount the Republic of Guinea, CBG and the corporation dated January 13, 2006;

26. unofficial translation of the decree granting a mining concession to the Corporation;

27. notice of meeting and record date dated February 22, 2006;

28. technical report entitled "Bauxite Resources, Reserves and Mine Plan" prepared for Guinea Alumina Corporation S.A., an indirect wholly-owned subsidiary of the Corporation dated February 23, 2006;

29. certificates of qualification for the above-noted technical report from (i) Robert F. Herinckx; and (ii) Dominique L. Butty;

30. consents to filing of above-noted technical report from (i) Robert F. Herinckx; and (ii) Dominique L. Butty;

31. press release dated February 28, 2006 announcing that the Corporation has filed the technical report;

32. press release dated March 7, 2006 announcing that the Corporation has entered into a Termination and Option Agreement dated March 2, 2006 with Marubeni Corporation ("Marubeni");

33. press release dated March 14, 2006 announcing that the Corporation has released its 2005 year-end results;

34. material change report dated March 13, 2006 regarding the approval of the Corporation's unaudited financial statements and notes thereto and management's discussion and analysis for the financial year ended December 31, 2005;

35. audited financial statements for the fiscal year ended December 31, 2005;

36. management's discussion and analysis for the years ended December 31, 2005 and 2004

37. 2005 Annual Report dated March 21, 2006;

38. Annual Information Form dated March 29, 2006;

39. consents to filing of the Corporation of the section of the Corporation's annual information form dated March 29, 2006 entitled "Bauxite Mining" from (i) Robert F. Herinckx; and (ii) Dominique L. Butty;

40. a certificate of the Corporation's Chief Executive Officer dated March 29, 2006 required to be filed under National Instrument 52-109;

41. a certificate of the Corporation's Chief Financial Officer dated March 29, 2006 required to be filed under National Instrument 52-109;

42. Management Proxy Circular dated May 8, 2006;

43. Form of Proxy – Annual and Special Meeting to be held on May 8, 2006;

44. PFIC Annual Information Statements for the year ended December 31, 2005;

45. the Corporation's Code or Business Conduct and Ethics;

46. Whistle Blowing Policy;

47. confirmation of mailing to shareholders of the Corporation from Computershare dated April 3, 2006;

48. press release dated May 8, 2006 announcing 2006 first quarter financial results;

49. press release announcing appointment of Karim Karjian as Co-Chairman of the Corporation;

50. unaudited interim consolidated financial statements for the three months ended March 31, 2006;

51. management's discussion and analysis for the three months ended March 31, 2006;

52. a certificate of the Corporation's Chief Executive Officer dated May 7, 2006 required to be filed under National Instrument 52-109;

53. a certificate of the Corporation's Chief Financial Officer dated May 7, 2006 required to be filed under National Instrument 52-109; and

54. certificate of amendment dated May 8, 2006.

If you have any questions in connection with the foregoing, please do not hesitate to contact me.

Yours very truly,

DAVIES WARD PHILLIPS & VINEBERG LLP

Per: Lisa Marchese
Law Clerk


Global
Alumina

August 23, 2005

BY EMAIL

[Shareholder]

Dear [Shareholder]:

Global Alumina Corporation
Shareholder Approval of Private Placements to Certain Investors

As part of its efforts to secure equity financing for the construction in the Republic of Guinea of an alumina refinery with an expected initial capacity of 2.8 million tonnes per annum and related infrastructure (the "**Project**"), Global Alumina Corporation (the "**Corporation**") proposes to issue securities to certain investors through two separate transactions. All dollar amounts referred to herein are U.S. dollars.

The Corporation intends to:

(a) issue common shares of the Corporation (the "**Shares**") to Dubai Aluminium Company Limited ("**Dubal**"), a corporation resident in the United Arab Emirates and wholly owned by the Dubai government, for an estimated aggregate purchase price of $200 million (the "**Dubal Transaction**"); and

(b) issue 25 million Shares at a subscription price of $2.00 per Share and a $50 million principal amount convertible debenture (which may be converted, subject to the conditions described below, into 20 million Shares) (the "**EIIC Debenture**") to Emirates International Investments LLC ("**EIIC**"), considered one of the largest investment holding companies in the United Arab Emirates (the "**EIIC Transaction**").

The completion of each transaction is subject to regulatory approval, including approval by the Toronto Stock Exchange (the "**TSX**"). As a condition to the approval by the TSX, the Corporation is required to provide written evidence that holders of more than 50% of the Shares are familiar with and in favour of each of (i) the Dubal Transaction and (ii) the terms on which the EIIC Debenture may be converted by EIIC for Shares. The TSX requires shareholder approval of the Dubal Transaction because the transaction as a whole will result in Dubal becoming a holder of more than 20% of the issued and outstanding Shares, after giving effect to such transaction. Following the closing of the Dubal Transaction, Dubal will also be entitled to certain pre-emptive rights to subscribe for Shares on an ongoing basis, as described below. As Dubal will be an insider of the Corporation at the time of these future subscriptions, each of the issuances would otherwise require shareholder approval at such time. The TSX requires shareholder approval of the terms of the EIIC Debenture because, assuming the EIIC Debenture is converted, under the EIIC Transaction, EIIC will acquire an aggregate of 45 million Shares,

405 Lexington Avenue · 25th Floor · New York, NY 10174
Phone: 212 223 6750 · Fax: 212 223 6749


Global
Alumina

which represent 37.64% of the current issued and outstanding Shares of the Corporation. Immediately following the closing of the EIIC Transaction, after giving effect to the closing of EIIC's Share subscription and Dubal's initial 10 million Share subscription, EIIC will hold 25 million Shares, representing 16.18% of the then issued and outstanding Shares. Accordingly, we are writing to give you notice and request your approval of the preceding matters. A capitalization table giving effect to the transactions and showing their effect on our capitalization is set forth on page 6 of this letter.

The Dubal Transaction

Dubal is the owner and operator of one of the largest single site aluminium smelters in the western world, producing and exporting high quality, value added primary aluminium products to more than 40 countries world-wide. As a strategic industry investor, Dubal will bring its knowledge and experience as a global leader in the aluminium industry in support of the development, financing and construction of the Project.

The principal terms of the Dubal Transaction are as follows:

- Dubal will initially subscribe for 10 million Shares at a subscription price of $2.00 per share for an aggregate subscription price of $20 million (the "**Initial Subscription**"). The Initial Subscription is conditional on (i) the receipt of TSX and shareholder approval and (ii) Dubal and Guinea Alumina Corporation S.A. ("**GAC**"), the Corporation's wholly owned indirect subsidiary, entering into an agreement for the purchase by Dubal of alumina produced by the Project refinery. Assuming the execution of the agreement between GAC and Dubal, the Initial Subscription will be completed within five days of the receipt of TSX and shareholder approval.
- Dubal also will subscribe for additional Shares for an estimated aggregate subscription price of $180 million (the "**Additional Subscription**"). Following the Additional Subscription, Dubal will hold 25% of the Corporation's Shares on a fully-diluted basis. The Additional Subscription is conditional on:
  (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity necessary to satisfy the requirement of the Project lenders for equity capital. The aggregate amount is yet to be determined but is currently estimated to be $700 million (inclusive of Dubal's $200 million investment and the $138 million of equity capital raised by the Corporation to date, with the remaining amount estimated to be equal to $362 million) (the "**Project Equity Raise**"). If the amount of equity capital required by the Project lenders exceeds (or is less than) $700 million, the amount of Dubal's additional payment will be increased (or decreased) by 25% of the difference. In consideration of the estimated aggregate $200 million payments by Dubal and at no additional cost, Dubal will also be entitled to receive a number of Shares equal to one-third of the number of Shares issued from time to time pursuant to the conversion of certain convertible


Global
Alumina

debt securities to be issued to third parties (the "**Convertible Debt**"), up to a maximum aggregate principle amount of $150 million. Dubal's entitlement to the Shares to be delivered upon conversion of the Convertible Debt arises upon the completion of the Additional Subscription but the delivery of such Shares to Dubal will be made, at no additional cost to Dubal, at dates in the future if and when the Convertible Debt is issued and converted and the number of such Shares is known;

(ii) the Corporation obtaining conditional commitments, memoranda of understanding or other evidence of agreements in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project;

(iii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities;

(iv) the Corporation being granted a mining concession as contemplated in the Corporation's investment and concession agreement (the "**Basic Agreement**") with the Government of Guinea; and

(v) the right of the Government of Guinea to acquire equity securities of the Corporation pursuant to the terms of the Basic Agreement having lapsed or having been exercised or waived by the Government of Guinea.

- The Corporation will agree to use its reasonable commercial efforts to complete the Project Equity Raise within 12 months after the date on which it has received approval of the Dubal Transaction from both the TSX and shareholders.
- For the purpose of the issuance of Shares to Dubal on the conversion of Convertible Debt as described above, Convertible Debt will include the EIIC Debenture and any other convertible debt in the aggregate principal amount of $150 million issued by the Corporation prior to the completion of the Project Equity Raise. The Corporation currently has no Convertible Debt outstanding. The agreement with Dubal will prohibit the Corporation from incurring more than $150 million of Convertible Debt prior to the completion of the Project Equity Raise.
- The Corporation will agree that until the completion of the Project Equity Raise, the Corporation will not, without the consent of Dubal: (a) issue any security which is not a Share or a security convertible into Shares; (b) repurchase any of its Shares currently issued and outstanding; or (c) issue Shares, or securities of the Corporation that may be converted into or exchanged for Shares, (i) to any person if the effect of such issuance would be that such person would own more than 25% of the total number of Shares (on a fully-diluted basis) immediately following the completion of the Project Equity Raise, or (ii) at a price equal to or less than $2.00 per Share, except pursuant to a public offering of Shares.

405 Lexington Avenue · 25th Floor · New York, NY 10174
Phone: 212 223 6750 · Fax: 212 223 6749


Global
Alumina

- After the closing of the Additional Subscription and for so long as Dubal owns not less than 10% of the outstanding Shares, Dubal will be entitled to subscribe for up to 25% of any future issuances of Shares (or securities that may be converted into or exchanged for Shares) by the Corporation at the same price at which the securities are offered to others.

- After the closing of the Additional Subscription, if the Corporation issues any securities for the purpose of expanding the Project refinery, Dubal will have the right to purchase any increased production of alumina related thereto in the same proportion as it elects to subscribe for and purchase such additional securities.

- The subscription agreement gives Dubal rights to nominate directors of the Corporation. On the closing of the Initial Subscription, one director of the Corporation will resign and the vacancy will be filled by a Dubal nominee. Thereafter, so long as Dubal holds not less than 19.9% of the outstanding Shares, Dubal will be entitled to nominate 25% of the nominees for election to the board at each annual meeting. If Dubal holds less than 19.9% of the shares, but not less than 10%, it will be entitled to nominate 16.67% of the nominees for election to the board. Dubal is also entitled to similar proportional representation on the board of GAC. After giving effect to the Initial Subscription, Dubal will hold approximately 8.3% of the outstanding common shares of the Corporation.

- So long as Dubal continues to own not less than 10% of the outstanding Shares, all resolutions of the boards of directors of Global Alumina International Ltd. ("**GAI**"), the Corporation's direct wholly-owned subsidiary, and Guinea Alumina Corporation Ltd., a wholly-owned subsidiary of GAI and the parent of GAC, will require ratification by the Corporation's board of directors.

- From the date of the Initial Subscription to and including the earlier of the date on which Dubal has completed the Additional Subscription and the ending of the Dubal subscription agreement, the Corporation will, subject to applicable securities laws, use its best efforts to provide Dubal with full access to information regarding the Project and will solicit advice and guidance from Dubal in connection with material decisions relating to the Project.

The subscription agreement dated as of August 10, 2005 between the Corporation and Dubal is available as a material contract on the Corporation's reference page at www.sedar.com. The subscription agreement contains the complete terms of the Dubal Transaction.

The EIIC Convertible Debenture

EIIC is one of the largest investment companies resident in the United Arab Emirates. It has significant interests in the industrial, financial and real estate sectors throughout the region. The proceeds from this investment will allow the Corporation to continue expanding its development, engineering, procurement and initial construction activities as required to maintain the current construction schedule. In addition, this investment provides the Corporation with more time to increase awareness and understanding of the Project within the global investment community


Global
Alumina

before raising the additional US$262 million of equity subscriptions required to conclude the Project Equity Raise.

The principal terms of the EIIC Debenture are as follows:

- The EIIC Debenture will have a principal amount of $50 million, a five-year term and will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year.
- The EIIC Debenture will not be convertible for Shares prior to the completion of the Project Equity Raise (including Dubal's estimated $180 million Additional Subscription as described above). After these conditions have been satisfied, the Corporation must notify EIIC of the completion of the Project Equity Raise and Dubal's subscription. The EIIC Debenture will then be convertible for a period of 12 months following the delivery of the notice.
- The EIIC Debenture is convertible, in whole but not in part, at a conversion price of $2.50 per Share (subject to adjustment for dilution) for a total of 20 million Shares.

At the same time that the EIIC Debenture is issued, EIIC will also subscribe for 25 million Shares at a purchase price of $2.00 per Share. Pursuant to the subscription agreement dated August 16, 2005 between the Corporation and EIIC, at the next general meeting of shareholders following the closing of the EIIC Transaction, the Corporation will cause one individual put forward by EIIC to be nominated for election to the Corporation's board of directors. Thereafter, for so long as EIIC holds not less than 10% of the Shares then outstanding, the Corporation will name one individual nominated by EIIC to its proposed slate of directors to be presented to the Corporation's shareholders for election at any meeting of shareholders called for that purpose. EIIC will have the right to remove and replace its nominee upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation.

The closing of the EIIC Transaction is conditional on the closing of the Initial Subscription under the Dubal Transaction.

Shareholder approval is not required for the terms of the EIIC share subscription, including the right to Board representation described above.

The subscription agreement dated as of August 16, 2005 between the Corporation and EIIC is available as a material contract on the Corporation's reference page at www.sedar.com. The subscription agreement contains the complete terms of the EIIC Transaction, excluding the text of the EIIC Debenture.

Capitalization

The following table sets forth the consolidated cash and short term deposits and capitalization of the Corporation as at June 30, 2005, both actual and as adjusted to reflect the Dubal Initial Subscription and the EIIC Transaction. This table should be read in conjunction with the audited

405 Lexington Avenue · 25th Floor · New York, NY 10174
Phone: 212 223 6750 · Fax: 212 223 6749



consolidated financial statement of the Corporation for the period ended December 31, 2004, the unaudited consolidated financial statements of the Corporation for the six months ended June 30, 2005 and management's discussion and analysis of financial condition and results of operation for those periods.

	June 30, 2005			
	Actual	As Adjusted for Dubal Initial Subscription	As Adjusted for EIIC Transaction	As Adjusted for both Dubal Initial Subscription and EIIC Transaction
		(unaudited)		
Cash and short-term deposits[1]	$24,530,275	$44,530,275	$119,530,275	$139,530,275
Long-term debt:				
EIIC Convertible Debenture[2]	-	-	$46,900,000	$46,900,000
Total Debt	-	-	$46,900,000	$46,900,000
	-	-		
Shareholders' equity:				
Common Shares[3]	$79,379,685 (119,550,623 shares)	$99,379,685 (129,550,623 shares)	$129,379,685 (144,550,623 shares)	$149,379,685 (154,550,623 shares)
Warrants	$3,847,488 (31,744,000 warrants)	$3,847,488 (31,744,000 warrants)	$3,847,488 (31,744,000 warrants)	$3,847,488 (31,744,000 warrants)
EIIC Convertible Debenture[2]	-	-	$3,100,000	$3,100,000
Contributed Surplus[4]	$618,814	$618,814	$618,814	$618,814
Deficit[3]	($34,520,561)	($34,520,561)	($34,520,561)	($34,520,561)
Total shareholders' equity	$49,325,426	$69,325,426	$102,425,426	$122,425,426
Total capitalization	$49,325,426	$69,325,426	$149,325,426	$169,325,426

1 The table assumes that the gross proceeds of issuance of 10,000,000 Shares to Dubal and the proceeds, net of agent's commission of $5,000,000, of the issuance of 25,000,000 Shares and the EIIC Debenture to EIIC will be temporarily added to cash and short-term deposits.

2 Under Canadian GAAP, the fair value of the holder's conversion option of the EIIC Debenture is included in Shareholders' equity. The remaining portion of the EIIC Debenture is included in long-term debt.

3 Does not include 1,857,000 Shares issuable under stock options for employees, directors, officers and consultants to the Corporation, or 31,744,000 Shares issuable on the exercise of Warrants, or 25,000,000 Shares issuable on the conversion of the EIIC Debenture or the Shares deliverable to Dubal on the conversion of the EIIC Debenture.

4 Contributed surplus is comprised of stock compensation costs that are recognized over the vesting period as an increase to both contributed surplus and stock based compensation expense. If and when the stock options issued pursuant to the Corporation's stock option plan dated May 27, 2004 are ultimately exercised, the applicable amount of contributed surplus is transferred to share capital.

405 Lexington Avenue · 25th Floor · New York, NY 10174
Phone: 212 223 6750 · Fax: 212 223 6749


Global
Alumina

The addition of Dubal's knowledge and experience as a global leader in the aluminium industry and EIIC's substantial equity investment are significant steps toward ensuring the continued development, financing and construction of the Project and will assist the Corporation in reaching its stated goal of commencing alumina production by the fourth quarter of 2009. The management and directors of the Corporation believe that it is in the best interest of the Corporation to complete each of the proposed transactions and hereby request your approval of the material terms thereof as outlined above. Please confirm your approval by signing the acknowledgment included with this letter and return such acknowledgment to the Corporation, to the attention of Michael J. Cella, Senior Vice President and Chief Financial Officer, as soon as possible.

Yours very truly,

(signed) *Bruce J. Wrobel*

Bruce J. Wrobel
Chairman and Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.


Global
Alumina

ACKNOWLEDGEMENT RE: PRIVATE PLACEMENT

TO: THE TORONTO STOCK EXCHANGE
AND TO: GLOBAL ALUMINA CORPORATION

The undersigned shareholder of Global Alumina Corporation (the "**Corporation**") hereby acknowledges receipt of a letter sent to the undersigned by the Corporation on August 23, 2005 (the "**Shareholder Letter**") describing certain proposed private placement transactions.

Capitalized terms used herein but not otherwise defined have the respective meanings given thereto in the Shareholder Letter.

The undersigned, as a shareholder of the Corporation, hereby approves **[please check]**:

- ☐ the Dubal Transaction; and
- ☐ the terms on which the EIIC Convertible Debenture may be converted by EIIC for Shares,

each as described in the Shareholder Letter.

Dated: ______________________

Name of Shareholder: ______________________

Signature: ____________________

Number of common shares held: ______________________

If the Shareholder named above is not a registered holder of the common shares, the registered holder of such common shares must sign below. Such signature shall constitute the registered holder's confirmation that it is the registered holder of such shares on behalf of the beneficial holder indicated above.

Dated: ______________________

Name of Registered Shareholder: ______________________

Signature: ____________________


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RECEIVES SHAREHOLDER APPROVAL FOR PREVIOUSLY ANNOUNCED TRANSACTIONS

TORONTO, ON – September 16, 2005 – Global Alumina Corporation (TSX: GLA.U) announced today that it has obtained evidence of shareholder approval for a proposed US$200 million share issuance to Dubai Aluminium Company Limited (Dubal) and a proposed US$100 million share and debenture issuance to Emirates International Investment Company LLC (EIIC). As a condition to granting approval for the transactions, the TSX required Global Alumina to obtain written evidence that holders of more than 50% of its voting securities are familiar with the proposed transaction and are in favour of its completion.

The Dubal and EIIC transactions were previously announced on August 11, 2005 and August 17, 2005, respectively.

Dubal's initial investment of US$20 million is conditional on the execution of an agreement between Guinea Alumina Corporation SA, Global Alumina's wholly-owned subsidiary, and Dubal for the purchase by Dubal of alumina produced by the subsidiary's proposed refinery. Global Alumina anticipates that the initial investment will close by the end of the month. The closing of the EIIC transaction remains subject to the closing of Dubal's initial subscription.

"With the approval of these subscription agreements and our previous investment agreements, Global Alumina is well past the half way point in reaching our objective of US$700 million in equity. As we continue our outreach to secure the additional equity and off-take agreements, I am pleased at how well the project has been received within the aluminium industry and in the global investment community," commented Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.



DAVIES WARD PHILLIPS & VINEBERG LLP

44th Floor
1 First Canadian Place
Toronto Canada M5X 1B1

Tel 416 863 0900
Fax 416 863 0871
www.dwpv.com



September 26, 2005

Gregory Harnish
Dir 416 367 7480
gharnish@dwpv.com

File No. 207525

BY SEDAR

Autorité des marchés financiers
Stock Exchange Tower
800 Victoria Square
P.O. Box 246, 22nd Floor
Montréal, Québec H4Z 1G3

Dear Sirs/Mesdames:

Global Alumina Corporation

As required under section 52 of the *Securities Act* (Québec) and section 114 of the Regulation thereto, this letter confirms that during the year ended December 31, 2004, 170,000 options (the "Options") were granted in Quebec pursuant to the stock option plan of Global Alumina Corporation (the "Company") to purchase 170,000 common shares of the Company. 145,000 of such Options have an exercise price of US$1.50 per common share. The remaining 25,000 Options have an exercise price of US$1.52.

No common shares of the Company were issued during the year upon the exercise of options previously distributed in Québec pursuant to the stock option plan.

If you have any questions or require any further information.

Yours very truly,

(signed) *Gregory Harnish*

Gregory Harnish


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES AMENDMENT TO US$100 MILLION SUBSCRIPTION AGREEMENT

TORONTO, ON – September 30, 2005 – Global Alumina Corporation (TSX: GLA.U) announced today that it has agreed to amend the terms of its US$100 million subscription agreement with Emirates International Investment Company LLC, previously announced on August 17, 2005. Global Alumina and the investor have agreed that the aggregate US$100 million subscription will now be completed in two separate tranches with the material terms of the financing otherwise remaining the same.

In the first tranche, the investor will purchase 25 million common shares of Global Alumina for an aggregate purchase price of US$50 million. This investment remains contingent on the closing of an initial $20 million investment by Dubai Aluminium Company Limited (Dubal), previously announced on August 11, 2005. Global Alumina anticipates that the initial Dubal investment will close shortly.

In the second tranche, the investor will purchase a convertible debenture in the principal amount of US$50 million. Global Alumina anticipates that the purchase of the debenture will be completed in early December 2005.

"By completing this financing in two tranches, the Company is able to better match its capital inflows with its expenditure requirements and avoid paying interest on the debenture until the proceeds are required," said Michael Cella, Senior Vice President and Chief Financial Officer of Global Alumina.

As announced on September 16, 2005, Global Alumina has received shareholder approval for this financing.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results

and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CLOSES INITIAL SUBSCRIPTION BY DUBAI ALUMINIUM

Secures Initial US$20 Million of Equity Investment

TORONTO, ON – October 3, 2005 – Global Alumina Corporation (Global Alumina) (TSX: GLA.U) announced today that all conditions of closing for the initial US$20 million tranche of Dubai Aluminium Company Limited's (Dubal) estimated US$200 million subscription agreement have been completed and that effective September 30th it has closed Dubal's initial investment.

Details of the estimated US$200 million subscription agreement were announced on August 11, 2005.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

ABOUT DUBAI ALUMINIUM COMPANY LIMITED

Dubal is the industrial flagship of Dubai, United Arab Emirates, and the largest single site aluminium smelter in the western world. Dubal, which is 100% owned by the Dubai government, produces and exports high quality, value added primary aluminium products to more than 40 countries world-wide. For further information, visit www.dubal.co.ae.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Michael Cella
Global Alumina
P:212-223-9419
cella@globalalumina.com

Khalid Buhumaid
General Manager
P:(04) 802.2020
buhumaid@dubal.ae

Joshua Orzech
GCI Group
P:416-486-5923
jorzech@gcigroup.com


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CLOSES OFF-TAKE AND INITIAL SUBSCRIPTION AGREEMENT WITH DUBAI ALUMINIUM

Dubal Purchasing 40% Of Annual Production – Secures Initial US$20 Million Of Equity Investment

TORONTO, ON – October 4, 2005 – Global Alumina Corporation (Global Alumina) (TSX: GLA.U) announced today that it has entered into a long-term off-take agreement with Dubai Aluminium Company Limited (DUBAL) covering 40% of the expected alumina production from Global Alumina's planned alumina refinery in the Republic of Guinea. As announced yesterday, Global Alumina has also closed the initial US$20 million tranche of DUBAL's estimated US$200 million subscription agreement.

"Securing the long-term sale of 40% of the planned production from the initial phase of Global Alumina's refinery with a company of the stature and financial strength of Dubai Aluminium provides a strong foundation for raising the balance of our capital requirement," noted Bruce Wrobel, Chairman and CEO of Global Alumina.

DUBAL, a company 100% owned by the Government of Dubai, UAE, and Guinea Alumina Corporation S.A., a wholly owned subsidiary of Global Alumina, have entered into a twenty year purchase and sale agreement for 1,120,000 tonnes of alumina per annum from Global Alumina's proposed 2.8 million tonne refinery, which is expected to come on stream in late 2008.

In addition, DUBAL has purchased 10 million shares of Global Alumina stock for US$20 million. Under the existing subscription agreement between Global Alumina and DUBAL, upon the satisfaction of certain pre-conditions, DUBAL will ultimately acquire additional common shares for an estimated purchase price of US$180 million. This additional investment will bring DUBAL's ownership in Global Alumina to 25% of Global Alumina's then-issued and outstanding common shares. Details of the US$200 million subscription agreement were announced on August 11, 2005.

"We are pleased to add DUBAL as a strategic partner in Global Alumina. DUBAL's experience in the development, financing, construction and operation of aluminum smelters of a similar size and complexity to our planned alumina refinery in Guinea is already making a positive contribution toward the implementation of our exciting venture" added Mr. Wrobel.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity

for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

ABOUT DUBAI ALUMINIUM COMPANY LIMITED

Dubal is the industrial flagship of Dubai, United Arab Emirates, and the largest single site aluminium smelter in the western world. Dubal, which is 100% owned by the Dubai government, produces and exports high quality, value added primary aluminium products to more than 40 countries world-wide. For further information, visit www.dubal.co.ae.

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

For further information, please contact:

Michael Cella
Global Alumina
P:212-223-9419
cella@globalalumina.com

Khalid Buhumaid
General Manager
P:(04) 802.2020
buhumaid@dubal.ae

Joshua Orzech
GCI Group
P:416-486-5923
jorzech@gcigroup.com


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CLOSES FIRST TRANCHE OF US$100 MILLION SUBSCRIPTION AGREEMENT

Secures US$50 Million Of Equity Investment

TORONTO, ON – October 21, 2005 – Global Alumina Corporation (TSX: GLA.U) announced today that it has closed the first US$50 million tranche under its US$100 million subscription agreement with Emirates International Investment Company LLC (EIIC). EIIC's first tranche was comprised of 25 million common shares at a price of US$2.00 per share for an aggregate price of US$50 million.

As announced on September 30th, EIIC's subscription agreement has been divided into two tranches. Global Alumina anticipates that the second tranche, a US$50 million principal amount convertible debenture, will be completed by the year's end.

"With EIIC's first tranche, Global Alumina has now closed US$70 million of the US$300 million of subscription agreements secured since August 2005. To date, Global Alumina's aggregate subscribed equity totals US$438 million, over 60% towards the Company's US$700 million objective," commented Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina.

Details of the US$100 million subscription agreement were announced on August 17, 2005.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results

and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

EARLY WARNING REPORT FILED PURSUANT TO NATIONAL INSTRUMENT 62-103

And

Sections 176 of the *Securities Act* (Alberta)
Sections 111(1) and 111(2) of the *Securities Act* (British Columbia)
Sections 92(1) and 92(2) of the *Securities Act* (Manitoba)
Sections 102(1) and 102(2) of the *Securities Act* (Newfoundland)
Sections 107(1) and 107(2) of the *Securities Act* (Nova Scotia)
Sections 101(1) and 101(2) of the *Securities Act* (Ontario)
Sections 147.11 and 147.12 of the *Securities Act* (Quebec)
Sections 126 of the *Securities Act* (New Brunswick)
Sections 110(1) and 110(2) of the *Securities Act, 1988* (Saskatchewan)

1. **Name and address of the offeror:**

   Emirates International Investment Company LLC
   P.O. Box 2310
   Abu Dhabi
   United Arab Emirates

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

   On October 20, 2005, Emirates International Investment Company LLC. ("EIIC") acquired, by way of private placement from treasury, ownership and control of 25 million common shares of Global Alumina Corporation (TSX: GLA.U) ("Global Alumina"), representing approximately 16% of the issued and outstanding shares of Global Alumina.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:**

   EIIC has ownership and control of 25 million common shares, representing approximately 16% of the issued and outstanding shares, of Global Alumina.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in question 3 over which**

   (i) **the offeror, either alone or together with any joint actors, has ownership and control,**

   EIIC has ownership and control of 25 million common shares, representing approximately 16% of the issued and outstanding shares, of Global Alumina.

   (ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and**

   Not applicable.

   (iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

   Not applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place:**

   The shares were acquired by EIIC pursuant to a private placement from treasury.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

   EIIC has acquired shares of Global Alumina for investment purposes. EIIC's subscription with Global Alumina has been divided into two tranches. EIIC anticipates completing the second tranche, which is a subscription to a US$50 million debenture convertible into 20 million common shares of Global Alumina, by year end. If the debenture were to be converted, EIIC would hold an aggregate of 45 million common shares of Global Alumina.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

The principal terms of the subscription agreement are:

- In the first tranche EIIC will subscribe for 25 million common shares at a price of US$2.00 per share for an aggregate price of US$50 million.

- In the second tranche EIIC will subscribe for a debenture in a principal amount of US$50 million and a term of five years. The debenture will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year.

- The debenture will be convertible for common shares exclusively during the 12 month period following receipt by Global Alumina of aggregate gross proceeds equal to US$700 million as a consequence of the issuance by Global Alumina of equity securities (the "Project Equity Raise"). The Project Equity Raise includes the US$138 million of equity capital previously raised by Global Alumina, the US$200 million investment by Dubal previously announced by Global Alumina and the EIIC subscription.

- The Debenture is convertible for common shares, in whole but not in part, at a conversion price of US$2.50 per Share (subject to adjustment for dilution) for a total of 20 million common shares.
  The subscription agreement gives EIIC a right to nominate a director of Global Alumina at the next general meeting of Global Alumina's shareholders for so long as it holds not less than 10% of the outstanding shares of Global Alumina (on a fully diluted basis).

8. **Names of any joint actors in connection with the disclosure required by Appendix E to NI 62-103:**

   Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

   The common shares of Global Alumina were acquired at a price of US$2.00 per common share.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of NI 61-103 in respect of the reporting issuer's securities:**

    Not applicable.

DATED at Toronto, Ontario as of October 24 , 2005.

EMIRATES INTERNATIONAL INVESMENT COMPANY LLC

By Its Solicitors: Osler, Hoskin & Harcourt LLP

Per: *"Mark Trachuk"*
Mark Trachuk

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Products Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
335 Madison Avenue, 28th Floor
New York, New York 10174

ITEM 2: DATE OF MATERIAL CHANGE

November 8. 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Products Corporation (the "Corporation") on November 9th, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On November 8th, 2005, the Board of Directors of the Corporation approved the unaudited financial statements and notes thereto (the "Financial Statements") and management's discussion and analysis (the "MD&A") for the nine month period ended .September 30th 2005.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On November 8th 2005, the Board of Directors of the Corporation approved the Financial Statements and MD&A for the nine month period ended September 30th 2005.

Following is the text of the Financial Statements and the MD&A.

Financial Statements

CONSOLIDATED BALANCE SHEETS
(In United States Dollars)

	September 30, 2005 $	December 31, 2004 $
Assets		
Current assets		
Cash and cash equivalents	9,336,998	51,554,031
Subscription receivable (note 4)	20,000,000	-
Due from affiliates and other assets	288,229	175,239
	29,625,227	51,729,270
Deferred offering expenses (note 8)	49,135	-
Engineering contracts	-	593,805
Construction-in-progress	41,083,344	6,399,812
Other assets	296,781	33,898
	71,054,487	58,756,785
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	4,695,549	4,132,350
Shareholders' Equity		
Capital stock and other equity (note 4)	103,527,968	81,477,424
Contributed surplus	789,160	271,484
Deficit	(37,958,190)	(27,124,473)
	66,358,938	54,624,435
	71,054,487	58,756,785

See accompanying notes to consolidated financial statements.

	Nine-month period ended September 30, 2005 $	Nine-month period ended September 30, 2004 $	Three-month period ended September 30, 2005 $	Three-month period ended September 30, 2004 $
Other income				
Interest	393,535	294,657	77,254	106,253
Other	175,312	20,115	112,148	20,115
	568,847	314,772	189,402	126,368
Expenses				
Engineering	25,178	9,662,590	-	6,367,677
Professional fees	6,457,133	4,016,964	1,775,465	1,506,210
General and administrative	4,295,427	1,748,875	1,772,549	370,459
Amortization	624,826	215,929	79,017	215,929
	11,402,564	15,644,358	3,627,031	8,460,275
Net loss for the period	(10,833,717)	(15,329,586)	(3,437,629)	(8,333,907)
Deficit - Beginning of period	(27,124,473)	(10,031,917)	(34,520,561)	(17,045,492)
Reverse takeover costs	-	(17,896)	-	-
Deficit - End of period	(37,958,190)	(25,379,399)	(37,958,190)	(25,379,399)
Basic and diluted loss per common share (note 5)	(0.09)	(0.16)	(0.03)	(0.08)

See accompanying notes to consolidated financial statements.

	Nine-month period ended September 30, 2005 $	Nine-month period ended September 30, 2004 $	Three-month period ended September 30, 2005 $	Three-month period ended September 30, 2004 $
Cash provided by (used in)				
Operating activities				
Net loss for the period	(10,833,717)	(15,329,586)	(3,437,629)	(8,333,907)
Stock options (note 3)	517,676	160,915	170,346	108,987
Non-cash interest	-	(5,000)	-	-
Amortization	624,826	215,929	79,017	215,929
	(9,691,215)	(14,957,742)	(3,188,266)	(8,008,991)
Changes in non-cash items relating to operating activities				
Due from affiliates and other assets	(112,990)	(177,647)	2,375,153	3,904
Accounts payable and accrued liabilities	563,199	2,406,736	935,202	2,760,533
	(9,241,006)	(12,728,653)	122,089	(5,244,554)
Investing activities				
Acquisition of Aluminpro	-	(576,684)	-	(576,684)
Additions to other assets	(293,904)	-	(293,904)	-
Additions to construction-in-progress	(34,683,532)	-	(15,273,122)	-
	(34,977,436)	(576,684)	(15,567,026)	(576,684)
Financing activities				
Proceeds from issuances of common shares	2,050,544	44,850,614	300,795	75,000
Deferred offering expenses	(49,135)	-	(49,135)	-
Collection of subscription receivable	-	4,000	-	-
Repayments of note payable	-	(300,000)	-	-
	2,001,409	44,554,614	251,660	75,000
Net (decrease) increase in cash and cash equivalents during the period	(42,217,033)	31,249,277	(15,193,277)	(5,746,238)
Cash and cash equivalents - Beginning of period	51,554,031	54,583	24,530,275	37,050,098
Cash and cash equivalents - End of period	9,336,998	31,303,860	9,336,998	31,303,860

See accompanying notes to consolidated financial statements.

1. Nature of operations

Global Alumina Corporation (Global Alumina or the Company), then known as Global Alumina Products Corporation (GAPCO) filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. GAPCO completed a reverse takeover transaction with PL Internet Inc. (PLI) on May 25, 2004 and subsequently changed its name to Global Alumina. Global Alumina's business is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea (Guinea). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. In 2001, the Company discontinued development of an aluminum smelter project for which it had incurred cumulative, directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the Company and the Ministry of Mines and Geology of the Republic of Guinea (the Ministry) signed an agreement (the Basic Agreement) for the construction and operation of an alumina plant refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery.

On May 17, 2005, the Company and the Ministry signed an amendment to the Basic Agreement that modified certain terms. On May 19, 2005, Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree adopting the amended Basic Agreement into law.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, raising capital and preliminary construction activities.

2. Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2004. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3. Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value based method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of options granted during the nine-month period ended September 30, 2005 was estimated to be $1,022,150. Expenses in the amount of $517,676 (2004 - $160,915) and $170,346 (2004 - $108,987) have been recognized in the nine- and three-month periods ended September 30, 2005, respectively. No options have been exercised as of September 30, 2005 and the unvested, unamortized fair value of options granted amounts to $820,336 (2004 - $426,430).

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the nine-month period ended September 30, 2005 were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

4. Capital stock and other equity

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 129,946,273 and 118,244,623 shares at September 30, 2005 and December 31, 2004, respectively.

	Number of co	Amount $	Number of warrants	Amount $	Total $
Balance - January 1, 2005	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Exercise of warrants	1,293,500	1,870,162	(1,293,500)	(139,162)	1,731,000
Balance - March 31, 2005	119,538,123	79,358,948	31,756,500	3,849,476	83,208,424
Exercise of warrants	12,500	20,737	(12,500)	(1,988)	18,749
Balance - June 30, 2005	119,550,623	79,379,685	31,744,000	3,847,488	83,227,173
Shares issued in private placement	10,000,000	19,886,395	-	-	19,886,395
Exercise of warrants	395,650	420,364	(395,650)	(5,964)	414,400
Balance - September 30, 2005	129,946,273	99,686,444	31,348,350	3,841,524	103,527,968

Private placement

On September 30, 2005, the Company closed a private placement with Dubai Aluminium Company Limited (DUBAL) of 10,000,000 common shares at $2.00 per share for gross proceeds of $20,000,000. The subscription proceeds receivable are shown as a receivable at September 30, 2005. The funds were received by the Company on October 3, 2005. The offering expenses for the DUBAL private placement amounted to $113,605.

Stock options

In May 2004, the Company adopted a stock option plan (the Plan), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Options granted under the Plan are limited to a maximum term of ten years. During 2005, the following awards were made. On March 10, 2005, a total of 752,000 options (net of cancellations) were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of five years. On July 25, 2005, a total of 483,500 options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. During 2004, a total of 1,035,000 options were granted.

A summary of the status of the Company's Plan is as follows:

	Number of options	Weighted average exercise price $
Outstanding - January 1, 2004	-	-
Granted	1,035,000	1.50
Expired or cancelled	-	-
Exercised	-	-
Outstanding - December 31, 2004	1,035,000	1.50
Granted	1,235,500	2.07
Outstanding - September 30, 2005	2,270,500	1.81
Exercisable - September 30, 2005	517,500	1.50

5. Loss per share

The computations for basic loss per common share are as follows:

	Nine months ended		Three months ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net loss for the period	$ (10,833,717)	$ (15,329,586)	$ (3,437,629)	$ (8,333,907)
Average number of shares	119,700,000	93,949,000	115,000,000	102,435,000
Loss per common share	$ (0.09)	$ (0.16)	$ (0.03)	$ (0.08)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an antidilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6. Segmented information

The Company considers that it operates in one reportable industry segment only, namely the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. As at September 30, 2005, the Company's total capital assets amounted to $41,380,125, consisting of construction-in-progress of $41,083,344 and other assets of $296,781, all of which are located in Guinea.

7. Related party transactions

During the nine-month period ended September 30, 2005, the Company had the following related party transactions.

The Company has an agreement to pay Karalco Resources Ltd. (Karalco) a monthly retainer for professional services regarding development activities with respect to the alumina refinery project (the Project). Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The total payments with respect to the monthly retainer for the nine-month period ended September 30, 2005 amounted to $790,000 (2004 - $405,000) including the incentive based compensation in connection with the ratification of the Basic Agreement and promulgation of the presidential decree.

The Company has an agreement with Herakles Capital Corp. (Herakles), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. All professional services rendered by employees of, and consultants retained by, Herakles are reimbursed at cost. The total payments for the nine-month period ended September 30, 2005 amounted to $865,000 (2004 - $271,300). Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP (Sithe Global), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total payments for the nine-month period ended September 30, 2005 amounted to approximately $136,845 (2004 - $nil). Prior to September 2004, Bruce Wrobel was the Chief Executive Officer of Sithe Energies, Inc. (Sithe Energies), which formerly provided professional services to the Company. Sithe Energies was reimbursed at cost. The total payments for the nine-month periods ended September 30, 2005 and September 30, 2004 amounted to approximately $nil and $139,780, respectively. In January 2005, when there was a change of control at Sithe Energies, the relationship with the Company terminated.

The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the nine-month period ended September 30, 2005 were approximately $120,000 (2004 - $58,000).

Amounts due to and from affiliates represent short-term, unsecured, non-interest-bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

8. Subsequent event

On October 20, 2005, the Company closed a private placement with Emirates International Investment Company LLC of 25,000,000 common shares at $2.00 per share for gross proceeds of $50,000,000. Offering expenses of $49,135 incurred in connection with this private placement during the third quarter have been deferred and presented

separately on the balance sheet. The deferred expenses will be reclassified to share capital on the date of closing.

MD&A

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Company") and should be read in conjunction with the unaudited consolidated interim financial statements for the three-month period ended March 31, 2005, the six-month periods ended June 30, 2005 and 2004, the nine-month periods ended September 30, 2005 and 2004 and the audited consolidated financial statements for the fiscal year ended December 31, 2004, together with the related notes contained therein. The Company's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is November 8, 2005.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the New Brunswick *Business Corporations Act* (the "NBBCA") on May 26, 2004. For a description of this transaction see "Material Transactions" below.

Global Alumina's business is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea ("Guinea"). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.) ("Guinea Alumina"). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminum Industry Professionals Inc., a subsidiary of

Global Alumina. To date, it has incurred a cumulative deficit of $37,958,190 since the commencement of operations on July 21, 1999.

Selected Quarterly Information (unaudited)

	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003
Total revenues (interest and fee income)	$189,402	$192,209	$187,236	$125,900	$126,368	$113,322	$75,083	nil
Net loss	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)	(1,939,702)	(329,486)
Net loss per share	(0.03)	(0.03)	(0.03)	(0.02)	(0.08)	(0.06)	(0.03)	(0.01)

Results of Operations

Global Alumina's operations during the three months ended September 30, 2005 and the nine months ended September 30, 2005 produced a net loss of $3,437,629 or $0.03 per share (2004 – $8,333,907 or $0.08) and $10,833,717 or $0.09 per share, respectively (2004 – $15,329,586 or $0.16). Interest income for the nine-month period was $393,535 (2004 – $294,657). The interest income was earned on the proceeds realized from the private placements in 2004, which have been held in bank accounts and liquid investments in order to be available for operations.

The "Breakdown of Expenses" table below provides a summary analysis of operating expenses for the nine months ended September 30, 2005 compared to the corresponding period in 2004. Coincident with an upturn in the market for alumina in 2004, the Company substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. Specifically, in December of 2004 the Company broke ground and commenced preliminary construction activities for the port facility. Effective October 1, 2004, the Company commenced capitalization of all engineering expenses directly associated with the early stage construction of its refinery facility in Guinea. Engineering expenses and additions to construction-in-progress for the nine months ended September 30, 2005 were $25,178 and $34,683,532, respectively, as compared to $9,662,590 and nil, respectively, in the corresponding period in 2004. The engineering expenses include expenses related to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. Increased capital raising activities and the negotiation of off-take agreements with DUBAL, CAG and other strategic parties resulted in the increase in professional fees and general and administrative expenses in the third quarter of 2005 as compared to the corresponding period in 2004. Professional fees include expenses related to legal, accounting and consulting services. The material components of general and administrative expenses are occupancy, stock compensation and administrative office expenses. Material increases to general and administrative expenses are primarily attributable to the expansion of the Guinean administrative office as the Company accelerated its pre-construction activities. Of the total amortization charges, $593,805 relates to certain intangible assets that were acquired in July 2004. The intangible assets were amortized over a twelve month period commencing July 2004.

Breakdown of Expenses (unaudited)

Expenses	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Engineering	$25,178[1]	$9,662,590
Professional fees	6,457,133	4,016,965
General and administrative	4,295,427	1,748,875
Amortization	624,826	215,929
Total expenses	11,402,564	15,644,359

1 Actual engineering expenses directly associated with the early stage construction of the Company's refinery facility in Guinea for the nine months ended September 30, 2005 were $34,708,710 of which $25,178 is recorded as engineering expenses in the Consolidated Statements of Operations and Deficit and $34,683,532 is capitalized and shown on the Balance Sheet as construction-in-progress.

Liquidity and Capital Resources

At September 30, 2005, the Company had a working capital surplus of $ 24,929,678, compared to a surplus of $47,596,920 at December 31, 2004. The decrease is primarily attributed to the ongoing expenditures with respect to the alumina refinery project development, engineering, financing and other construction activities.

On September 30, 2005, the Company closed a private placement to Dubai Aluminium Company Limited ("DUBAL") of 10,000,000 common shares at $2.00 per unit for gross proceeds of $20 million (the "Initial Subscription"). The subscription proceeds receivable are shown as a receivable at September 30, 2005 and were received by the Company on October 3, 2005. The offering expenses for the DUBAL Initial Subscription were $113,605.

On October 20, 2005, the Company closed a private placement to Emirates International Investments LLC ("EIIC") of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million (the "EIIC Common Share Issuance"). Offering expenses of $49,135 incurred in connection with this private placement during the third quarter are presented separately on the September 30, 2005 balance sheet as deferred expenses. The deferred expenses will be reclassified to share capital in the fourth quarter. The commission of $2.5 million paid to SW Source Capital UK in consideration for its role as placement agent will be recorded in the fourth quarter as a reduction of share capital.

Financing Agreements

The private placements to DUBAL and EIIC are part of the Company's efforts to secure equity financing for the construction of the alumina refinery and related infrastructure (the "Project") The agreements are described below:

The DUBAL Agreement

On August 10, 2005, the Company entered into a subscription agreement with DUBAL (the "DUBAL Agreement"). Pursuant to the DUBAL Agreement, DUBAL has completed its Initial Subscription, as described above under "Liquidity and Capital Resources".

DUBAL has also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional Subscription, DUBAL will hold 25% of the Company's common shares on a fully-diluted basis. The Additional Subscription is conditional on the Company raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity necessary to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise"). The Additional Subscription is also conditional on:

(a) the Company amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities;

(b) the Company obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project;

(c) the Government of Guinea issuing a decree which states the coordinates of the mining concession previously granted by the Government of Guinea under the Basic Agreement; and

(d) the right of the Government of Guinea to acquire equity securities of the Company pursuant to the terms of the Basic Agreement having lapsed or having been exercised or waived by the Government of Guinea.

Under the DUBAL Agreement, DUBAL has the right to nominate one representative for election to the Company's Board of Directors prior to the completion of the Additional Subscription. The Company anticipates that the DUBAL representative will be appointed to the Board of Directors prior to the end of 2005.

The EIIC Agreement

Under a subscription agreement with EIIC dated August 16, 205 and amended September 22, 2005 (the "EIIC Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005, as described above under "Liquidity and Capital Resources".

Under the EIIC Agreement, EIIC has also agreed to subscribe for a $50,000,000 principal amount convertible debenture (the "Debenture"). The Debenture will have a five year term and

will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year. For a period of 12 months following notification by the Company to EIIC that the Project Equity Raise has been completed, the Debenture will be convertible into common shares, in whole but not in part, at a conversion price of $2.50 per common share for a total of 20 million common shares. The Company anticipates that the Debenture will be issued to EIIC prior to the end of 2005.

Under the EIIC Agreement, EIIC has the right to nominate one representative for election to the Company's Board of Directors so long as EIIC holds not less than 10% of the Company's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Company prior to each annual general meeting of the Company's shareholders.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at September 30, 2005 or at December 31, 2004.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in Note 1 to the audited annual financial statements for the year ended December 31, 2004. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development expenditures

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Company has determined that all of its development expenditures to date should be expensed. The Company will closely monitor future developments to assess the appropriateness of this policy.

Construction-in progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Company commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) an interruption to the construction project for an extended period of time;

(d) physical damage to the construction project; or

(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing costs

The costs incurred by the Company in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;

(b) the proposed financing details are specifically identified; and

(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at September 30, 2005 and December 31, 2004.

Outstanding Share Data

Common Shares

The Company has authorized an unlimited number of common shares, with no par value, of which 154,946,273 shares are issued and outstanding as at November 8, 2005.

Share purchase warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
23,875,000	February 3, 2006	$1.50
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00
3,223,350	February 3, 2008	$1.00

Employee Stock Options

In May 2004, the Company adopted a stock option plan (the "Plan") which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Options granted under the Plan are limited to a term of ten years. A total of 1,035,000 options were granted during 2004 pursuant to the terms of the Plan.

On March 10, 2005 a total of 752,000 (net of cancellation) options were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of 5 years. On July 25, 2005 a total of 483,500 options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. Also on July 25, 2005, 70,000 options previously granted to an individual on March 10, 2005 were cancelled. As of the date hereof, a total of 1,235,500 options have been granted during 2005.

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $517,676 (2004 – $160,915) and $170,345 (2004 – $108,987) have been recognized in the nine and three-month periods ended September 30, 2005 respectively.

Material Transactions

On March 12, 2004, the Company entered into an Arrangement Agreement with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement (the "Arrangement") in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI. Additional information with respect to this transaction may be found in the Management Information Circular of PLI dated April 2, 2004, available through SEDAR at www.sedar.com.

Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario.

Effective February 16, 2005, Global Alumina listed its common shares on the Toronto Stock Exchange and delisted its common shares from the TSX Venture Exchange.

Effective April 29, 2005, the Company filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation.

Also see "The DUBAL Agreement" and "The EIIC Agreement" under "Financing Agreements" above.

Contractual Commitments

General

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the Project. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to the advisors will accrue upon receipt of commitment letters for project associated equity and debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the

earlier of the consummation of debt financing and January 1, 2007. Effective May 27, 2005, Global Alumina terminated the agreement with the equity advisor.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. Under the memorandum of understanding, it was anticipated that Phase One would be completed by October 30, 2005. The Company and Technip are currently in negotiations to expand the scope and extend the time period for completion of Phase One. The Company had originally estimated that payments to Technip in connection with the completion of Phase One would total approximately $25 million. To date, the Company has paid an aggregate of $15,959,356 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the extent to which the current negotiations between the Company and Technip expand the scope and extend the time period for completion of Phase One.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis will procure insurance coverage, in its capacity as an insurance broker, and provide account management services in connection with the Project. The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project. The total fee payable to Willis under the agreement is $785,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker. To date, $50,000 has been paid to Willis under the terms of the contract. The remainder of the fee is payable as follows: $146,250 upon commencement of marketing to insurance providers; $196,250 upon placement of the insurance coverage; $196,250 on the first anniversary of such placement; and $196,250 on the second anniversary of such placement.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. As of November 8, 2005, there was one letter of credit outstanding for $15,316,955 in connection with dredging activities for construction of the port facilities in Guinea.

Also see "The DUBAL Agreement" and "The EIIC Agreement" under "Financing Agreements" above and "DUBAL Off-take Agreement" below.

Related Party Transactions

Related party transactions are disclosed in Note 7 to the financial statements for the nine months ended September 30, 2005 and have been summarized below. There has been no material change to the relationships or transactions since the end of 2004.

The Company has agreed to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review

based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the fiscal year ended December 31, 2004 amounted to $585,000. Between October of 2004 and February of 2005, the Company and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure are based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco. The total payments with respect to the monthly retainer for the nine-month period ended September 30, 2005 were $790,000 including the incentive based compensation in connection with the ratification of the Basic Agreement and promulgation of the Presidential decree.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. Herakles is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. The total payments for the year ended December 31, 2004 amounted to $542,607. The total payments for the nine-month period ended September 30, 2005 amounted to $865,000 (2004 - $271,300).

The Company also reimburses Herakles for occupancy expenses. Occupancy expenses for the nine months ended September 30, 2005 and year ended December 31, 2004 were approximately $120,000 and $85,786, respectively.

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLC ("Sithe Global"), which has provided and continues to provide professional services to the Company through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total payments for the nine-month period ended September 30, 2005 amounted to approximately $137,000 (2004 - $nil). Prior to September 2004, Bruce Wrobel was the Chief Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Company. Sithe Energies was reimbursed at cost for those services. In January, 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and Global Alumina was terminated. The total payments to Sithe Energies for the nine-month period ended September 30, 2005 and September 30, 2004 amounted to approximately $nil and $140,000, respectively.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Status of Basic Agreement

On October 15, 2004, the Company and the Ministry of Mines and Geology (the "Ministry") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery at Sangaredi. On May 17, 2005, the Company and the Ministry signed an amendment to the Basic Agreement (the "Amending Agreement") modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of the Republic of Guinea signed a decree adopting the amended Basic Agreement into law.

On November 1, 2005, Global Alumina announced that the Government of Guinea and Halco (Mining) Inc. ("Halco") had reached an agreement regarding the bauxite mining concession rights granted to Global Alumina under the Basic Agreement and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco and the Government of Guinea, under a separate agreement. CBG operates an export bauxite mine in the Boké region of Guinea under a concession agreement awarded by the Government of Guinea in the late 1960s. CBG also operates the existing rail system which extends from CBG's mining operations to the Port of Kamsar. The Government of Guinea has stated its intention to enter into a three-party agreement (the "Three-Party Agreement") with Halco and Global Alumina prior to November 15, 2005 which will serve to delineate Global Alumina's mining rights over a specified area and grant additional mining rights to CBG. After the execution of the Three-Party Agreement, the Government of Guinea has stated that it will issue a decree with respect to Global Alumina's mining rights by November 30, 2005.

Memorandum of Understanding with CAG

On May 18, 2005 the Company announced that it had entered into a Memorandum of Understanding (MOU) with China Aluminium Group, Ltd. (CAG) Under the Global Alumina and CAG Memorandum of Understanding, CAG has expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery. CAG also would acquire an interest in Global Alumina common stock.

DUBAL Off-take Agreement

On September 30, 2005, Guinea Alumina entered into a long-term purchase and sale agreement (the "DUBAL Off-take Agreement") with DUBAL for 40% of the annual production from the proposed refinery.

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project, competition from other companies involved in the alumina market, and any future political, social or economic

instability within Guinea. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction and raising capital.

Investment in Guinea

With approximately eight million people and an estimated gross domestic product of $3.3 billion, Guinea's per capita income is only $440. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, outright or creeping expropriation, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital. Guinea's status as a developing country also may make it more difficult for Global Alumina to obtain any required financing for its projects. Furthermore, in recent history Guinea has been economically and socially strained by the necessity to host hundreds of thousands of refugees fleeing conflicts in bordering Sierra Leone, Liberia and Cote d'Ivoire. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact Global Alumina's performance.

Decree in Connection With the Mining Concession

Under the terms of the Basic Agreement, as amended by the Amending Agreement, the Government of Guinea has agreed to issue a decree precisely stating the coordinates of Global Alumina's mining concession under the Basic Agreement. The Government of Guinea has stated its intention to enter into the Three-Party Agreement prior to November 15, 2005 which will serve to delineate Global Alumina's mining rights over a specified area and grant additional mining rights to CBG. After the execution of the Three-Party Agreement, the Government of Guinea has stated that it will issue a decree with respect to Global Alumina's mining rights by November 30, 2005. While the Company has no reason to believe such decree will not be forthcoming, there is no guarantee that the Three-Party Agreement will be executed or that the decree will be issued by the Government of Guinea. See "Contractual Commitments – Status of Basic Agreement" above.

Aluminum and Alumina Markets

Aluminum and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminum and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect Global Alumina's business, financial condition and results of operations.

In addition, the various stages of aluminum processing, from bauxite mining to alumina refining and aluminum smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. Global Alumina will seek long-term contractual arrangements with customers in order to mitigate price volatility risks but there can be no assurance that Global Alumina will succeed in obtaining such arrangements or mitigating such risks.

Economic Viability of the Project

Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available and long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

DUBAL Additional Subscription May Not Occur

DUBAL's obligation to complete the Additional Subscription is conditional on the occurrence of certain events. There is no guarantee that all of these conditions will be satisfied. If one or more of these conditions are not satisfied, DUBAL may not complete the Additional Subscription and the Company will not receive the estimated $180 million gross proceeds. If the Company is unable to obtain alternative financing, DUBAL's failure to complete the Additional Subscription may have a material adverse effect on the Company and its ability to continue the Project. For a description of the conditions for the completion of the Additional Subscription, see "The DUBAL Agreement" under "Financing Agreements" above.

Financing Risks

Global Alumina's current estimate of the cost to complete the Project is approximately $2.45 billion. Global Alumina will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that Global Alumina will be able to obtain the required financing to complete the Project on terms favourable to the Company or at all. Global Alumina anticipates the need to raise an estimated $700 million pursuant to equity offerings, and shareholders will experience significant ownership dilution as a result of such offerings. Global Alumina also anticipates the need for an estimated $1.75 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for the Company to obtain any required financing for its projects. There is no assurance that Global Alumina will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Company and its ability to continue the Project.

Competition

Global Alumina's business is intensely competitive and it competes with companies that have greater resources and experience. The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far

greater resources than Global Alumina and accordingly are potentially formidable competitors. In addition, Global Alumina may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, Global Alumina will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminum smelters.

Construction Risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

There is no assurance that Global Alumina will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operation. There can be no assurance that Global Alumina will successfully build the alumina refinery within budget, on schedule, or at all.

Operating Risks

Global Alumina's ability to operate the proposed alumina refinery on a profitable basis will be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 75 MW of electricity and 640 tons per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. Global Alumina's ability to operate the refinery on a profitable basis will be adversely affected if the railway or port is temporarily disabled.

Raw Materials

Global Alumina's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke, lime, coal, flocculants and bauxite. Global Alumina may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

Environmental Regulations

Global Alumina's operations will be subject to strict environmental regulations promulgated by various government agencies from time to time. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Company's business. In addition, if the Government of Guinea adopts more stringent environmental standards or enforces current or new

regulations in a more rigorous manner, Global Alumina may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

Other Government Regulations

Global Alumina's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Global Alumina's operations may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety.

Dependence on Management

Global Alumina's success is highly dependent on its founders, directors and management team. The Company's management team has expanded to meet its growing needs. The Company must continue to attract and retain the necessary personnel to complete the Project's transitions from development to construction to operation. The loss of the services of Global Alumina's senior management or other key employees could make it more difficult to successfully operate the Company's business and pursue its business goals.

Currency Risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of Global Alumina's operations. Global Alumina reports its financial results in U.S. dollars, and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Company.

Liquidity of Investment

Global Alumina's common shares are thinly traded in Canada, and the lack of trading volume of the Company's common shares will limit the liquidity of such shares.

Additional Information

Additional documents and information regarding the Company, including summaries of the material terms of the EIIC and Dubal transactions, are available through SEDAR and can be accessed through the Internet at www.sedar.com.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 223-6750
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at Paris, France this 9th day of November.

By: (signed) *Michael J. Cella*
Michael J. Cella
Senior Vice President and Chief Financial Officer


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES THIRD QUARTER 2005 RESULTS

TORONTO, ON (November 9, 2005) – Global Alumina Corporation ("Global Alumina") **(TSX: GLA.U)** announced today its financial and operating results for the third quarter and nine months ended September 30, 2005. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or on the Company's Web site at www.globalalumina.com. All dollar amounts are in U.S. dollars.

Third Quarter Highlights:

- Significant corporate highlights include:
  - President of the Republic of Guinea Lansana Conté promulgated Global Alumina's Basic Agreement to construct and develop its 2.8 million tonnes per annum alumina refinery
  - Subscription agreement for an estimated $200 million was signed with Dubai Aluminium Company Limited ("DUBAL")
  - Subscription agreement for $100 million was signed with Emirates International Investment Company LLC ("EIIC")
  - Global Alumina closed the initial $20 million of DUBAL's subscription agreement, the first $50 million tranche of EIIC's subscription agreement and an off-take agreement with DUBAL for 40% of Global Alumina's alumina production (subsequent to the third quarter ending)

- Significant financial highlights include:
  - Cash and cash equivalents of $9.3 million at September 30, 2005
  - Construction-in-progress of $41.1 million at September 30, 2005
  - Loss for the three and nine months ended September 30, 2005 of $3.4 million ($0.03 per share) and $10.8 million ($0.09 per share) respectively, and $8.3 million ($0.08 per share) and $15.3 million ($0.16 per share) for the same periods during 2004
  - Engineering and professional fees for the three and nine months ended September 30, 2005 were $1.8 million and $6.5 million respectively, and $7.9 million and $13.7 million for the same periods during 2004

"The development of Global Alumina's 2.8 million tonne per annum refinery continues to gain momentum. Our project is being well received by potential customers as well as potential investors within the aluminium industry. We are steadily increasing levels of construction activity on site as we prepare for the full mobilization of our construction contractors while we continue to attract world-class talent to key management and staff

positions," stated Bruce Wrobel, Chairman and CEO of Global Alumina. "Most importantly, Global Alumina continues to deepen our relationship with the Government of Guinea as we jointly seek to add value to Guinea's vast bauxite reserves."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES THIRD QUARTER 2005 RESULTS

TORONTO, ON (November 9, 2005) – Global Alumina Corporation ("Global Alumina") **(TSX: GLA.U)** announced today its financial and operating results for the third quarter and nine months ended September 30, 2005. A complete copy of the interim report, including unaudited financial statements and management's discussion and analysis, can be viewed or printed from the Company's SEDAR reference page at www.sedar.com or on the Company's Web site at www.globalalumina.com. All dollar amounts are in U.S. dollars.

Third Quarter Highlights:

- Significant corporate highlights include:
  - President of the Republic of Guinea Lansana Conté promulgated Global Alumina's Basic Agreement to construct and develop its 2.8 million tonnes per annum alumina refinery
  - Subscription agreement for an estimated $200 million was signed with Dubai Aluminium Company Limited ("DUBAL")
  - Subscription agreement for $100 million was signed with Emirates International Investment Company LLC ("EIIC")
  - Global Alumina closed the initial $20 million of DUBAL's subscription agreement, the first $50 million tranche of EIIC's subscription agreement and an off-take agreement with DUBAL for 40% of Global Alumina's alumina production (subsequent to the third quarter ending)

- Significant financial highlights include:
  - Cash and cash equivalents of $9.3 million at September 30, 2005
  - Construction-in-progress of $41.1 million at September 30, 2005
  - Loss for the three and nine months ended September 30, 2005 of $3.4 million ($0.03 per share) and $10.8 million ($0.09 per share) respectively, and $8.3 million ($0.08 per share) and $15.3 million ($0.16 per share) for the same periods during 2004
  - Engineering and professional fees for the three and nine months ended September 30, 2005 were $1.8 million and $6.5 million respectively, and $7.9 million and $13.7 million for the same periods during 2004

"The development of Global Alumina's 2.8 million tonne per annum refinery continues to gain momentum. Our project is being well received by potential customers as well as potential investors within the aluminium industry. We are steadily increasing levels of construction activity on site as we prepare for the full mobilization of our construction contractors while we continue to attract world-class talent to key management and staff

positions," stated Bruce Wrobel, Chairman and CEO of Global Alumina. "Most importantly, Global Alumina continues to deepen our relationship with the Government of Guinea as we jointly seek to add value to Guinea's vast bauxite reserves."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


RECEIVED

Global Alumina Corporation

Interim Consolidated Financial Statements
(Unaudited)
September 30, 2005
(expressed in US dollars)

Notice to Reader

The management of Global Alumina Corporation (the "Company") is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

The comparative interim financial statements for 2004 have not been audited, reviewed or otherwise verified for accuracy and completeness of information by the Company's independent auditors.

(signed) *Bruce J. Wrobel*
Chief Financial Officer

(signed) *Micheal J Cella*
Senior Vice President and
Chief Financial Officer

Global Alumina Corporation

Interim Consolidated Balance Sheet
(Unaudited)

(expressed in US dollars)

	September 30, 2005 $	December 31, 2004 $
Assets		
Current assets		
Cash and cash equivalents	9,336,998	51,554,031
Subscription receivable (note 4)	20,000,000	-
Due from affiliates and other assets	288,229	175,239
	29,625,227	51,729,270
Deferred offering expenses (note 8)	49,135	-
Engineering contracts	-	593,805
Construction-in-progress	41,083,344	6,399,812
Other assets	296,781	33,898
	71,054,487	58,756,785
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	4,695,549	4,132,350
Shareholders' Equity		
Capital stock and other equity (note 4)	103,527,968	81,477,424
Contributed surplus	789,160	271,484
Deficit	(37,958,190)	(27,124,473)
	66,358,938	54,624,435
	71,054,487	58,756,785

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Operations and Deficit
(Unaudited)

(expressed in US dollars)

	Nine-month period ended September 30, 2005 $	Nine-month period ended September 30, 2004 $	Three-month period ended September 30, 2005 $	Three-month period ended September 30, 2004 $
Other income				
Interest	393,535	294,657	77,254	106,253
Other	175,312	20,115	112,148	20,115
	568,847	314,772	189,402	126,368
Expenses				
Engineering	25,178	9,662,590	-	6,367,677
Professional fees	6,457,133	4,016,964	1,775,465	1,506,210
General and administrative	4,295,427	1,748,875	1,772,549	370,459
Amortization	624,826	215,929	79,017	215,929
	11,402,564	15,644,358	3,627,031	8,460,275
Net loss for the period	(10,833,717)	(15,329,586)	(3,437,629)	(8,333,907)
Deficit - Beginning of period	(27,124,473)	(10,031,917)	(34,520,561)	(17,045,492)
Reverse takeover costs	-	(17,896)	-	-
Deficit - End of period	(37,958,190)	(25,379,399)	(37,958,190)	(25,379,399)
Basic and diluted loss per common share (note 5)	(0.09)	(0.16)	(0.03)	(0.08)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Interim Consolidated Statement of Cash Flows
(Unaudited)

(expressed in US dollars)

	Nine-month period ended September 30, 2005 $	Nine-month period ended September 30, 2004 $	Three-month period ended September 30, 2005 $	Three-month period ended September 30, 2004 $
Cash provided by (used in)				
Operating activities				
Net loss for the period	(10,833,717)	(15,329,586)	(3,437,629)	(8,333,907)
Stock options (note 3)	517,676	160,915	170,346	108,987
Non-cash interest	-	(5,000)	-	-
Amortization	624,826	215,929	79,017	215,929
	(9,691,215)	(14,957,742)	(3,188,266)	(8,008,991)
Changes in non-cash items relating to operating activities				
Due from affiliates and other assets	(112,990)	(177,647)	2,375,153	3,904
Accounts payable and accrued liabilities	563,199	2,406,736	935,202	2,760,533
	(9,241,006)	(12,728,653)	122,089	(5,244,554)
Investing activities				
Acquisition of Aluminpro	-	(576,684)	-	(576,684)
Additions to other assets	(293,904)	-	(293,904)	-
Additions to construction-in-progress	(34,683,532)	-	(15,273,122)	-
	(34,977,436)	(576,684)	(15,567,026)	(576,684)
Financing activities				
Proceeds from issuances of common shares	2,050,544	44,850,614	300,795	75,000
Deferred offering expenses	(49,135)	-	(49,135)	-
Collection of subscription receivable	-	4,000	-	-
Repayments of note payable	-	(300,000)	-	-
	2,001,409	44,554,614	251,660	75,000
Net (decrease) increase in cash and cash equivalents during the period	(42,217,033)	31,249,277	(15,193,277)	(5,746,238)
Cash and cash equivalents - Beginning of period	51,554,031	54,583	24,530,275	37,050,098
Cash and cash equivalents - End of period	9,336,998	31,303,860	9,336,998	31,303,860

See accompanying notes to consolidated financial statements.

(expressed in US dollars)

1 Nature of operations

Global Alumina Corporation (Global Alumina or the Company), then known as Global Alumina Products Corporation (GAPCO) filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. GAPCO completed a reverse takeover transaction with PL Internet Inc. (PLI) on May 25, 2004 and subsequently changed its name to Global Alumina. Global Alumina's business is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea (Guinea). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. In 2001, the Company discontinued development of an aluminum smelter project for which it had incurred cumulative, directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the Company and the Ministry of Mines and Geology of the Republic of Guinea (the Ministry) signed an agreement (the Basic Agreement) for the construction and operation of an alumina plant refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery.

On May 17, 2005, the Company and the Ministry signed an amendment to the Basic Agreement that modified certain terms. On May 19, 2005, Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree adopting the amended Basic Agreement into law.

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, raising capital and preliminary construction activities.

(expressed in US dollars)

2 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2004. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3 Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value based method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of options granted during the nine-month period ended September 30, 2005 was estimated to be $1,022,150. Expenses in the amount of $517,676 (2004 - $160,915) and $170,346 (2004 - $108,987) have been recognized in the nine- and three-month periods ended September 30, 2005, respectively. No options have been exercised as of September 30, 2005 and the unvested, unamortized fair value of options granted amounts to $820,336 (2004 - $426,430).

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the nine-month period ended September 30, 2005 were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

(expressed in US dollars)

4 Capital stock and other equity

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 129,946,273 and 118,244,623 shares at September 30, 2005 and December 31, 2004, respectively.

	Number of co	Amount $	Number of warrants	Amount $	Total $
Balance - January 1, 2005	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Exercise of warrants	1,293,500	1,870,162	(1,293,500)	(139,162)	1,731,000
Balance - March 31, 2005	119,538,123	79,358,948	31,756,500	3,849,476	83,208,424
Exercise of warrants	12,500	20,737	(12,500)	(1,988)	18,749
Balance - June 30, 2005	119,550,623	79,379,685	31,744,000	3,847,488	83,227,173
Shares issued in private placement	10,000,000	19,886,395	-	-	19,886,395
Exercise of warrants	395,650	420,364	(395,650)	(5,964)	414,400
Balance - September 30, 2005	129,946,273	99,686,444	31,348,350	3,841,524	103,527,968

Private placement

On September 30, 2005, the Company closed a private placement with Dubai Aluminium Company Limited (DUBAL) of 10,000,000 common shares at $2.00 per share for gross proceeds of $20,000,000. The subscription proceeds receivable are shown as a receivable at September 30, 2005. The funds were received by the Company on October 3, 2005. The offering expenses for the DUBAL private placement amounted to $113,605.

Stock options

In May 2004, the Company adopted a stock option plan (the Plan), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Options granted under the Plan are limited to a maximum term of ten years. During 2005, the following awards were made. On March 10, 2005, a total of 752,000 options (net of cancellations) were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of five years. On July 25, 2005, a total of 483,500 options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. During 2004, a total of 1,035,000 options were granted.

(expressed in US dollars)

A summary of the status of the Company's Plan is as follows:

	Number of options	Weighted average exercise price $
Outstanding - January 1, 2004	-	-
Granted	1,035,000	1.50
Expired or cancelled	-	-
Exercised	-	-
Outstanding - December 31, 2004	1,035,000	1.50
Granted	1,235,500	2.07
Outstanding - September 30, 2005	2,270,500	1.81
Exercisable - September 30, 2005	517,500	1.50

5 Loss per share

The computations for basic loss per common share are as follows:

	Nine months ended		Three months ended	
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
Net loss for the period	$ (10,833,717)	$ (15,329,586)	$ (3,437,629)	$ (8,333,907)
Average number of shares	119,700,000	93,949,000	115,000,000	102,435,000
Loss per common share	$ (0.09)	$ (0.16)	$ (0.03)	$ (0.08)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an antidilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6 Segmented information

The Company considers that it operates in one reportable industry segment only, namely the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. As at September 30, 2005, the Company's total capital assets amounted to $41,380,125, consisting of construction-in-progress of $41,083,344 and other assets of $296,781, all of which are located in Guinea.

(expressed in US dollars)

7 Related party transactions

During the nine-month period ended September 30, 2005, the Company had the following related party transactions.

The Company has an agreement to pay Karalco Resources Ltd. (Karalco) a monthly retainer for professional services regarding development activities with respect to the alumina refinery project (the Project). Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The total payments with respect to the monthly retainer for the nine-month period ended September 30, 2005 amounted to $790,000 (2004 - $405,000) including the incentive based compensation in connection with the ratification of the Basic Agreement and promulgation of the presidential decree.

The Company has an agreement with Herakles Capital Corp. (Herakles), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. All professional services rendered by employees of, and consultants retained by, Herakles are reimbursed at cost. The total payments for the nine-month period ended September 30, 2005 amounted to $865,000 (2004 - $271,300). Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP (Sithe Global), which has provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total payments for the nine-month period ended September 30, 2005 amounted to approximately $136,845 (2004 - $nil). Prior to September 2004, Bruce Wrobel was the Chief Executive Officer of Sithe Energies, Inc. (Sithe Energies), which formerly provided professional services to the Company. Sithe Energies was reimbursed at cost. The total payments for the nine-month periods ended September 30, 2005 and September 30, 2004 amounted to approximately $nil and $139,780, respectively. In January 2005, when there was a change of control at Sithe Energies, the relationship with the Company terminated.

The Company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the nine-month period ended September 30, 2005 were approximately $120,000 (2004 - $58,000).

Amounts due to and from affiliates represent short-term, unsecured, non-interest-bearing advances due on demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

(expressed in US dollars)

8 Subsequent event

On October 20, 2005, the Company closed a private placement with Emirates International Investment Company LLC of 25,000,000 common shares at $2.00 per share for gross proceeds of $50,000,000. Offering expenses of $49,135 incurred in connection with this private placement during the third quarter have been deferred and presented separately on the balance sheet. The deferred expenses will be reclassified to share capital on the date of closing.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael J. Cella, Chief Financial Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Corporation, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

(signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Company") and should be read in conjunction with the unaudited consolidated interim financial statements for the three-month period ended March 31, 2005, the six-month periods ended June 30, 2005 and 2004, the nine-month periods ended September 30, 2005 and 2004 and the audited consolidated financial statements for the fiscal year ended December 31, 2004, together with the related notes contained therein. The Company's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. At the annual general meeting held on April 28, 2005, the Company's shareholders approved a change to the Company's name from Global Alumina Products Corporation to Global Alumina Corporation.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is November 8, 2005.

Forward Looking Statements

Certain information included in this discussion may constitute forward-looking statements. Forward-looking statements are based on current expectations and entail various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different than those expressed or implied. The Company disclaims any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminum Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands company incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. ("PLI") on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the New Brunswick *Business Corporations Act* (the "NBBCA") on May 26, 2004. For a description of this transaction see "Material Transactions" below.

Global Alumina's business is the development of an alumina refinery located in the major bauxite mining region of the Republic of Guinea ("Guinea"). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation Ltd. (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.) ("Guinea Alumina"). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminum Industry Professionals Inc., a subsidiary of

Global Alumina. To date, it has incurred a cumulative deficit of $37,958,190 since the commencement of operations on July 21, 1999.

Selected Quarterly Information (unaudited)

	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004	Quarter ended December 31, 2003
Total revenues (interest and fee income)	$189,402	$192,209	$187,236	$125,900	$126,368	$113,322	$75,083	nil
Net loss	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)	(1,939,702)	(329,486)
Net loss per share	(0.03)	(0.03)	(0.03)	(0.02)	(0.08)	(0.06)	(0.03)	(0.01)

Results of Operations

Global Alumina's operations during the three months ended September 30, 2005 and the nine months ended September 30, 2005 produced a net loss of $3,437,629 or $0.03 per share (2004 – $8,333,907 or $0.08) and $10,833,717 or $0.09 per share, respectively (2004 – $15,329,586 or $0.16). Interest income for the nine-month period was $393,535 (2004 – $294,657). The interest income was earned on the proceeds realized from the private placements in 2004, which have been held in bank accounts and liquid investments in order to be available for operations.

The "Breakdown of Expenses" table below provides a summary analysis of operating expenses for the nine months ended September 30, 2005 compared to the corresponding period in 2004. Coincident with an upturn in the market for alumina in 2004, the Company substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. Specifically, in December of 2004 the Company broke ground and commenced preliminary construction activities for the port facility. Effective October 1, 2004, the Company commenced capitalization of all engineering expenses directly associated with the early stage construction of its refinery facility in Guinea. Engineering expenses and additions to construction-in-progress for the nine months ended September 30, 2005 were $25,178 and $34,683,532, respectively, as compared to $9,662,590 and nil, respectively, in the corresponding period in 2004. The engineering expenses include expenses related to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. Increased capital raising activities and the negotiation of off-take agreements with DUBAL, CAG and other strategic parties resulted in the increase in professional fees and general and administrative expenses in the third quarter of 2005 as compared to the corresponding period in 2004. Professional fees include expenses related to legal, accounting and consulting services. The material components of general and administrative expenses are occupancy, stock compensation and administrative office expenses. Material increases to general and administrative expenses are primarily attributable to the expansion of the Guinean administrative office as the Company accelerated its pre-construction activities. Of the total amortization

charges, $593,805 relates to certain intangible assets that were acquired in July 2004. The intangible assets were amortized over a twelve month period commencing July 2004.

Breakdown of Expenses (unaudited)

Expenses	Nine months ended September 30, 2005	Nine months ended September 30, 2004
Engineering	$25,178[1]	$9,662,590
Professional fees	6,457,133	4,016,965
General and administrative	4,295,427	1,748,875
Amortization	624,826	215,929
Total expenses	11,402,564	15,644,359

1 Actual engineering expenses directly associated with the early stage construction of the Company's refinery facility in Guinea for the nine months ended September 30, 2005 were $34,708,710 of which $25,178 is recorded as engineering expenses in the Consolidated Statements of Operations and Deficit and $34,683,532 is capitalized and shown on the Balance Sheet as construction-in-progress.

Liquidity and Capital Resources

At September 30, 2005, the Company had a working capital surplus of $ 24,929,678, compared to a surplus of $47,596,920 at December 31, 2004. The decrease is primarily attributed to the ongoing expenditures with respect to the alumina refinery project development, engineering, financing and other construction activities.

On September 30, 2005, the Company closed a private placement to Dubai Aluminium Company Limited ("DUBAL") of 10,000,000 common shares at $2.00 per unit for gross proceeds of $20 million (the "Initial Subscription"). The subscription proceeds receivable are shown as a receivable at September 30, 2005 and were received by the Company on October 3, 2005. The offering expenses for the DUBAL Initial Subscription were $113,605.

On October 20, 2005, the Company closed a private placement to Emirates International Investments LLC ("EIIC") of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million (the "EIIC Common Share Issuance"). Offering expenses of $49,135 incurred in connection with this private placement during the third quarter are presented separately on the September 30, 2005 balance sheet as deferred expenses. The deferred expenses will be reclassified to share capital in the fourth quarter. The commission of $2.5 million paid to SW Source Capital UK in consideration for its role as placement agent will be recorded in the fourth quarter as a reduction of share capital.

Financing Agreements

The private placements to DUBAL and EIIC are part of the Company's efforts to secure equity financing for the construction of the alumina refinery and related infrastructure (the "Project") The agreements are described below:

The DUBAL Agreement

On August 10, 2005, the Company entered into a subscription agreement with DUBAL (the "DUBAL Agreement"). Pursuant to the DUBAL Agreement, DUBAL has completed its Initial Subscription, as described above under "Liquidity and Capital Resources".

DUBAL has also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional Subscription, DUBAL will hold 25% of the Company's common shares on a fully-diluted basis. The Additional Subscription is conditional on the Company raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity necessary to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise"). The Additional Subscription is also conditional on:

(a) the Company amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities;

(b) the Company obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project;

(c) the Government of Guinea issuing a decree which states the coordinates of the mining concession previously granted by the Government of Guinea under the Basic Agreement; and

(d) the right of the Government of Guinea to acquire equity securities of the Company pursuant to the terms of the Basic Agreement having lapsed or having been exercised or waived by the Government of Guinea.

Under the DUBAL Agreement, DUBAL has the right to nominate one representative for election to the Company's Board of Directors prior to the completion of the Additional Subscription. The Company anticipates that the DUBAL representative will be appointed to the Board of Directors prior to the end of 2005.

The EIIC Agreement

Under a subscription agreement with EIIC dated August 16, 205 and amended September 22, 2005 (the "EIIC Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005, as described above under "Liquidity and Capital Resources".

Under the EIIC Agreement, EIIC has also agreed to subscribe for a $50,000,000 principal amount convertible debenture (the "Debenture"). The Debenture will have a five year term and will bear interest at the rate of 10% per annum payable on June 30 and December 31 of each year. For a period of 12 months following notification by the Company to EIIC that the Project Equity Raise has been completed, the Debenture will be convertible into common shares, in whole but not in part, at a conversion price of $2.50 per common share for a total of 20 million common shares. The Company anticipates that the Debenture will be issued to EIIC prior to the end of 2005.

Under the EIIC Agreement, EIIC has the right to nominate one representative for election to the Company's Board of Directors so long as EIIC holds not less than 10% of the Company's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Company prior to each annual general meeting of the Company's shareholders.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as at September 30, 2005 or at December 31, 2004.

Critical Accounting Estimates

The Company's significant accounting policies are summarized in Note 1 to the audited annual financial statements for the year ended December 31, 2004. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development expenditures

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Company has determined that all of its development expenditures to date should be expensed. The Company will closely monitor future developments to assess the appropriateness of this policy.

Construction-in progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Company commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;

(b) a change in the manner in which the project asset is expected to be used;

(c) an interruption to the construction project for an extended period of time;

(d) physical damage to the construction project; or

(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing costs

The costs incurred by the Company in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;

(b) the proposed financing details are specifically identified; and

(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Company had no financial instruments other than accounts receivable and accounts payable as at September 30, 2005 and December 31, 2004.

Outstanding Share Data

Common Shares

The Company has authorized an unlimited number of common shares, with no par value, of which 154,946,273 shares are issued and outstanding as at November 8, 2005.

Share purchase warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
23,875,000	February 3, 2006	$1.50
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00

3,223,350	February 3, 2008	$1.00

Employee Stock Options

In May 2004, the Company adopted a stock option plan (the "Plan") which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan. Options granted under the Plan are limited to a term of ten years. A total of 1,035,000 options were granted during 2004 pursuant to the terms of the Plan.

On March 10, 2005 a total of 752,000 (net of cancellation) options were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of 5 years. On July 25, 2005 a total of 483,500 options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. Also on July 25, 2005, 70,000 options previously granted to an individual on March 10, 2005 were cancelled. As of the date hereof, a total of 1,235,500 options have been granted during 2005.

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $517,676 (2004 – $160,915) and $170,345 (2004 – $108,987) have been recognized in the nine and three-month periods ended September 30, 2005 respectively.

Material Transactions

On March 12, 2004, the Company entered into an Arrangement Agreement with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court approved Plan of Arrangement (the "Arrangement") in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the "Share Exchange"), resulting in GAPCO becoming a wholly-owned subsidiary of PLI. The Share Exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse take-over whereby GAPCO would be considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding stock of PLI. Additional information with respect to this transaction may be found in the Management Information Circular of PLI dated April 2, 2004, available through SEDAR at www.sedar.com.

Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004 and became a reporting issuer in British Columbia, Alberta and Quebec, in addition to Ontario.

Effective February 16, 2005, Global Alumina listed its common shares on the Toronto Stock Exchange and delisted its common shares from the TSX Venture Exchange.

Effective April 29, 2005, the Company filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation.

Also see "The DUBAL Agreement" and "The EIIC Agreement" under "Financing Agreements" above.

Contractual Commitments

General

Effective March 1, 2004, GAPCO appointed two financial advisors, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the Project. GAPCO agreed to pay to its financial advisors an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to the advisors will accrue upon receipt of commitment letters for project associated equity and debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with the debt advisor will continue until the earlier of the consummation of debt financing and January 1, 2007. Effective May 27, 2005, Global Alumina terminated the agreement with the equity advisor.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. Under the memorandum of understanding, it was anticipated that Phase One would be completed by October 30, 2005. The Company and Technip are currently in negotiations to expand the scope and extend the time period for completion of Phase One. The Company had originally estimated that payments to Technip in connection with the completion of Phase One would total approximately $25 million. To date, the Company has paid an aggregate of $15,959,356 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the extent to which the current negotiations between the Company and Technip expand the scope and extend the time period for completion of Phase One.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions ("Willis") pursuant to which Willis will procure insurance coverage, in its capacity as an insurance broker, and provide account management services in connection with the Project. The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the Project. The total fee payable to Willis under the agreement is $785,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker. To date, $50,000 has been paid to Willis under the terms of the contract. The remainder of the fee is payable as follows: $146,250 upon commencement of marketing to insurance providers; $196,250 upon placement of the insurance coverage; $196,250 on the first anniversary of such placement; and $196,250 on the second anniversary of such placement.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. As of November 8, 2005, there was one letter of credit outstanding for $15,316,955 in connection with dredging activities for construction of the port facilities in Guinea.

Also see "The DUBAL Agreement" and "The EIIC Agreement" under "Financing Agreements" above and "DUBAL Off-take Agreement" below.

Related Party Transactions

Related party transactions are disclosed in Note 7 to the financial statements for the nine months ended September 30, 2005 and have been summarized below. There has been no material change to the relationships or transactions since the end of 2004.

The Company has agreed to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments for the fiscal year ended December 31, 2004 amounted to $585,000. Between October of 2004 and February of 2005, the Company and Karalco discussed and agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure are based on the achievement of specific goals, including: the ratification by the National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and the Compagnie de Bauxite de Guinea in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Company and Karalco. The total payments with respect to the monthly retainer for the nine-month period ended September 30, 2005 were $790,000 including the incentive based compensation in connection with the ratification of the Basic Agreement and promulgation of the Presidential decree.

The Company has an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. Herakles is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. The total payments for the year ended December 31, 2004 amounted to $542,607. The total payments for the nine-month period ended September 30, 2005 amounted to $865,000 (2004 - $271,300).

The Company also reimburses Herakles for occupancy expenses. Occupancy expenses for the nine months ended September 30, 2005 and year ended December 31, 2004 were approximately $120,000 and $85,786, respectively.

Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLC ("Sithe Global"), which has provided and continues to provide professional services to the Company through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total payments for the nine-month period ended September 30, 2005 amounted to approximately $137,000 (2004 - $nil). Prior to September 2004, Bruce Wrobel was the Chief

Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Company. Sithe Energies was reimbursed at cost for those services. In January, 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and Global Alumina was terminated. The total payments to Sithe Energies for the nine-month period ended September 30, 2005 and September 30, 2004 amounted to approximately $nil and $140,000, respectively.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Status of Basic Agreement

On October 15, 2004, the Company and the Ministry of Mines and Geology (the "Ministry") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the construction and operation of an alumina refinery at Sangaredi. The Basic Agreement is a comprehensive investment and concession agreement that grants the Company exclusive rights to build and operate an alumina refinery at Sangaredi. On May 17, 2005, the Company and the Ministry signed an amendment to the Basic Agreement (the "Amending Agreement") modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of the Republic of Guinea signed a decree adopting the amended Basic Agreement into law.

On November 1, 2005, Global Alumina announced that the Government of Guinea and Halco (Mining) Inc. ("Halco") had reached an agreement regarding the bauxite mining concession rights granted to Global Alumina under the Basic Agreement and Compagnie des Bauxites de Guinée ("CBG"), a joint venture between Halco and the Government of Guinea, under a separate agreement. CBG operates an export bauxite mine in the Boké region of Guinea under a concession agreement awarded by the Government of Guinea in the late 1960s. CBG also operates the existing rail system which extends from CBG's mining operations to the Port of Kamsar. The Government of Guinea has stated its intention to enter into a three-party agreement (the "Three-Party Agreement") with Halco and Global Alumina prior to November 15, 2005 which will serve to delineate Global Alumina's mining rights over a specified area and grant additional mining rights to CBG. After the execution of the Three-Party Agreement, the Government of Guinea has stated that it will issue a decree with respect to Global Alumina's mining rights by November 30, 2005.

Memorandum of Understanding with CAG

On May 18, 2005 the Company announced that it had entered into a Memorandum of Understanding (MOU) with China Aluminium Group, Ltd. (CAG) Under the Global Alumina and CAG Memorandum of Understanding, CAG has expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery. CAG also would acquire an interest in Global Alumina common stock.

DUBAL Off-take Agreement

On September 30, 2005, Guinea Alumina entered into a long-term purchase and sale agreement (the "DUBAL Off-take Agreement") with DUBAL for 40% of the annual production from the proposed refinery.

Risk Factors

The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, the ability to secure adequate financing to meet the minimum capital required to successfully complete the Project, competition from other companies involved in the alumina market, and any future political, social or economic instability within Guinea. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, preliminary construction and raising capital.

Investment in Guinea

With approximately eight million people and an estimated gross domestic product of $3.3 billion, Guinea's per capita income is only $440. Any investment in Guinea is subject to a variety of possible political and commercial risks inherent in developing countries, including political, social and economic instability, outright or creeping expropriation, infrastructure and human capital constraints, restrictions and/or tariffs on the flow of goods, services and capital. Guinea's status as a developing country also may make it more difficult for Global Alumina to obtain any required financing for its projects. Furthermore, in recent history Guinea has been economically and socially strained by the necessity to host hundreds of thousands of refugees fleeing conflicts in bordering Sierra Leone, Liberia and Cote d'Ivoire. In addition, civil strife in countries bordering Guinea may affect the cost of doing business or otherwise impact Global Alumina's performance.

Decree in Connection With the Mining Concession

Under the terms of the Basic Agreement, as amended by the Amending Agreement, the Government of Guinea has agreed to issue a decree precisely stating the coordinates of Global Alumina's mining concession under the Basic Agreement. The Government of Guinea has stated its intention to enter into the Three-Party Agreement prior to November 15, 2005 which will serve to delineate Global Alumina's mining rights over a specified area and grant additional mining rights to CBG. After the execution of the Three-Party Agreement, the Government of Guinea has stated that it will issue a decree with respect to Global Alumina's mining rights by November 30, 2005. While the Company has no reason to believe such decree will not be forthcoming, there is no guarantee that the Three-Party Agreement will be executed or that the decree will be issued by the Government of Guinea. See "Contractual Commitments – Status of Basic Agreement" above.

Aluminum and Alumina Markets

Aluminum and alumina are commodities and compete with other materials such as steel, glass and plastic, among others, in the aerospace, ground transportation, construction, container and other markets. As a result, aluminum and alumina pricing can be highly volatile. Any significant declines in international market prices could materially adversely affect Global Alumina's business, financial condition and results of operations.

In addition, the various stages of aluminum processing, from bauxite mining to alumina refining and aluminum smelting, are extremely capital intensive. The high initial capital cost exacerbates the commodity price/revenue volatility and serves as a significant market-entry barrier. Global Alumina will seek long-term contractual arrangements with customers in order to mitigate price volatility risks but there can be no assurance that Global Alumina will succeed in obtaining such arrangements or mitigating such risks.

Economic Viability of the Project

Economic viability will depend on many factors including, among others, the cost of bauxite, the cost of processing, transportation costs, the terms and availability of financing, foreign exchange and the price of alumina, none of which at this time have been finally determined. Accordingly, until final capital and operating cost estimates are available and long-term off-take arrangements for the sale of alumina produced by the refinery are entered into, the economic viability of the Project cannot be determined with certainty. In addition, even if the Project appears economically feasible at the time construction begins, given that the construction period is estimated to be approximately four years, significant changes in the alumina market or in the economy could result in the Project being uneconomic by the time commercial production from the refinery begins.

DUBAL Additional Subscription May Not Occur

DUBAL's obligation to complete the Additional Subscription is conditional on the occurrence of certain events. There is no guarantee that all of these conditions will be satisfied. If one or more of these conditions are not satisfied, DUBAL may not complete the Additional Subscription and the Company will not receive the estimated $180 million gross proceeds. If the Company is unable to obtain alternative financing, DUBAL's failure to complete the Additional Subscription may have a material adverse effect on the Company and its ability to continue the Project. For a description of the conditions for the completion of the Additional Subscription, see "The DUBAL Agreement" under "Financing Agreements" above.

Financing Risks

Global Alumina's current estimate of the cost to complete the Project is approximately $2.45 billion. Global Alumina will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that Global Alumina will be able to obtain the required financing to complete the Project on terms favourable to the Company or at all. Global

Alumina anticipates the need to raise an estimated $700 million pursuant to equity offerings, and shareholders will experience significant ownership dilution as a result of such offerings. Global Alumina also anticipates the need for an estimated $1.75 billion of debt capital to complete the Project. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. In addition, Guinea's status as a developing country also may make it more difficult for the Company to obtain any required financing for its projects. There is no assurance that Global Alumina will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Company and its ability to continue the Project.

Competition

Global Alumina's business is intensely competitive and it competes with companies that have greater resources and experience. The global aluminum and alumina markets are dominated by a small number of very large vertically integrated companies, including Alcan Inc., Alcoa Inc. and Russian Aluminum Company. These companies dominate on a global scale the mining of bauxite, the refining of alumina and the production and sale of aluminum. They all have far greater resources than Global Alumina and accordingly are potentially formidable competitors. In addition, Global Alumina may be far more vulnerable to volatility in the alumina market than its vertically integrated competitors. If the Project is completed, Global Alumina will simply be a supplier of alumina to the industry and will not have the benefit of vertical integration enjoyed by its larger competitors who operate bauxite mines and aluminum smelters.

Construction Risks

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Detailed final cost estimates to build and operate the Project have not been finalized. Potential costs overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Management of the substantial logistical and coordination issues in connection with the Project will require extensive planning, experience and skill.

There is no assurance that Global Alumina will be able to hire or retain the significant number of experienced technical staff to manage the development of the Project and its subsequent operation. There can be no assurance that Global Alumina will successfully build the alumina refinery within budget, on schedule, or at all.

Operating Risks

Global Alumina's ability to operate the proposed alumina refinery on a profitable basis will be adversely affected by risks that could potentially slow or stop alumina production. The refinery will be dependent on approximately 75 MW of electricity and 640 tons per hour of process steam from the power plant to maintain full production capacity. Should the power plant be incapable of providing the necessary power and steam, the refinery would not be able to run at full production.

The refinery also will be dependent on local and international transportation infrastructure to supply raw materials for continued operations and to deliver alumina to its customers. Global Alumina's ability to operate the refinery on a profitable basis will be adversely affected if the railway or port is temporarily disabled.

Raw Materials

Global Alumina's ability to operate the proposed alumina refinery profitably will be affected by increases in the cost of raw materials, including caustic soda, calcined petroleum coke, lime, coal, flocculants and bauxite. Global Alumina may not be able to offset fully the high cost of raw materials with increased alumina prices or higher productivity.

Environmental Regulations

Global Alumina's operations will be subject to strict environmental regulations promulgated by various government agencies from time to time. Such regulations provide for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations. A breach of such regulations may result in the imposition of severe fines and penalties, which could harm the Company's business. In addition, if the Government of Guinea adopts more stringent environmental standards or enforces current or new regulations in a more rigorous manner, Global Alumina may be required to make additional environmental expenditures, which could have an adverse impact on its financial condition.

Other Government Regulations

Global Alumina's operations and properties are subject to a variety of other governmental regulations. Guinea regulators have broad authority to shut down and levy fines against facilities that do not comply with regulations or standards. Global Alumina's operations may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to the Company's activities or maintaining its properties. Operations may also be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property and mine safety.

Dependence on Management

Global Alumina's success is highly dependent on its founders, directors and management team. The Company's management team has expanded to meet its growing needs. The Company must continue to attract and retain the necessary personnel to complete the Project's transitions from development to construction to operation. The loss of the services of Global Alumina's senior management or other key employees could make it more difficult to successfully operate the Company's business and pursue its business goals.

Currency Risk

Fluctuations in currency exchange rates could have a negative impact on the profitability of Global Alumina's operations. Global Alumina reports its financial results in U.S. dollars, and anticipates that most, but not necessarily all, of its revenues, debt, and capital and operating costs will be denominated in U.S. dollars. Therefore, variations in the exchange rate when converting foreign currencies into U.S. dollars may negatively impact the financial results of the Company.

Liquidity of Investment

Global Alumina's common shares are thinly traded in Canada, and the lack of trading volume of the Company's common shares will limit the liquidity of such shares.

Additional Information

Additional documents and information regarding the Company, including summaries of the material terms of the EIIC and Dubal transactions, are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Bruce J. Wrobel, Chairman and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Global Alumina Corporation, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 8, 2005

(signed) *Bruce J. Wrobel*

Bruce J. Wrobel
Chairman and Chief Executive Officer


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES AGREEMENT ON BAUXITE RIGHTS

TORONTO, ON – November 1, 2005 – Global Alumina Corporation ("Global Alumina") welcomes the announcement made by Halco (Mining) Inc. ("Halco") and the Government of the Republic of Guinea that they have reached agreement regarding the bauxite rights of Compagnie des Bauxites de Guinee (CBG).

The Government of Guinea, Global Alumina and CBG will execute a three party agreement containing acceptable terms on the granting of mining rights to Global Alumina under the Basic Agreement and Amendment No. 1 and the granting of additional CBG mining titles in accordance with Halco's Basic Agreement as amended. This agreement will be finalized no later than November 15, 2005, after which the Government of the Republic of Guinea will issue its decrees with respect to Global Alumina and CBG mining rights no later than November 30, 2005.

Dr. Ahmed Tidjane Souaré, Minister of Mines and Geology of the Republic of Guinea, stated "I am very pleased with the agreement that was concluded this week in Paris. It represents a major act which is in accordance with the vision of H.E. President General Lansana Conté for the development of Guinea. This historic agreement marks a decisive turning point in the re-distribution and management of Guinea's large bauxite reserves and opens new perspectives not only for Global and CBG but for all future prospective partners of Guinea desirous to invest in the transformation of the world's largest bauxite reserves. The Government of the Republic of Guinea has always acknowledged the importance of Global Alumina's Sangaredi Alumina Refinery project and will continue to fully support its development on a timely basis."

"This agreement is yet another major step in the development of Global Alumina's refinery in Guinea. The zone where we have conducted geological studies provides plentiful bauxite for our 2.8 million tonnes per annum alumina refinery and future expansions. For the Government of Guinea, it is a major step towards its strategic policy of developing and adding value to the world's largest bauxite reserves. We look forward to working closely with the Ministry of Mines and CBG in the interest of all parties," added Bruce Wrobel, Chairman and CEO of Global Alumina.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has

administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P:212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P:416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA ANNOUNCES THIRD SUBSCRIPTION AGREEMENT

Subscription Agreement Valued At Close To US$50 Million

TORONTO, ON – November 29, 2005 – Global Alumina Corporation (TSX: GLA.U) announced today that it has entered into a subscription agreement with IDB Infrastructure Fund L.P. (IDBIF), a limited partnership established in the Kingdom of Bahrain, pursuant to which IDBIF will subscribe for 22,222,222 Common Shares of Global Alumina at a subscription price of US$2.25 per Common Share, resulting in an aggregate purchase price of US$49,999,999.50. After the completion of the subscription, IDBIF will hold approximately 12.54% of Global Alumina's issued and outstanding Common Shares.

"With our third subscription agreement, Global Alumina has now secured US$488 million, or 70%, of our objective of US$700 million in subscribed equity," stated Bruce Wrobel, Chairman and Chief Executive Officer of Global Alumina. "The combination of the addition of another strategic equity partner, escalation of construction activities for the proposed refinery and expansion of our operational management team gives Global Alumina significant momentum as we continue to aggressively pursue our corporate and financial goals."

His Excellency the President of the Islamic Development Bank, Dr. Ahmad Mohamed Ali, said: "The IDB Infrastructure Fund's approximately US$50 million investment in Global Alumina will add value to Guinea's bauxite reserves by producing, in Guinea, alumina for export. The investment is a prime example of the Fund's private equity investments supporting commercially attractive projects which promote the economic development of Member countries of the Islamic Development Bank."

Under the subscription agreement, so long as IDBIF holds more than 5% of Global Alumina's issued and outstanding Common Shares, Global Alumina will not issue any Common Shares at a price per share of less than US$2.25, other than pursuant to: (i) the terms of certain pre-existing agreements, including the subscription agreement dated August 10, 2005 between Global Alumina and Dubai Aluminium Company Limited; (ii) an exercise of warrants issued by Global Alumina prior to the execution of the subscription agreement; (iii) an exercise of management stock options granted in the ordinary course and consistent with past practices; or (iv) an offering of Common Shares made to the public by way of prospectus.

The closing of the transaction is subject to certain conditions, including the approval of the Toronto Stock Exchange.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the

largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue
38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

November 29, 2005

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Corporation (the "Corporation") on November 29, 2005. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On November 29, 2005, the Corporation entered into a subscription agreement with IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain. Under the subscription agreement, IDBIF will subscribe for 22,222,222 common shares of the Corporation ("Common Shares") at a subscription price of US$2.25 per Common Share, resulting in an aggregate purchase price of US$49,999,999.50. After the completion of the subscription, IDBIF will hold approximately 12.54% of the Corporation's issued and outstanding Common Shares.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On November 29, 2005, the Corporation entered into a subscription agreement with IDBIF, whereby IDBIF will, subject to regulatory approvals and other conditions described below, purchase Common Shares for an aggregate purchase price of US$49,999,999.50.

The material terms of the subscription agreement are as follows:

(a) IDBIF will purchase 22,222,222 Common Shares of the Corporation at a purchase price of $2.25 per common share, resulting in an aggregate purchase price of US$49,999,999.50.

(b) So long as IDBIF holds greater than 5% of the issued and outstanding Common Shares of the Corporation, the Corporation will not at any time issue Common Shares for subscription to any party at a per share price of less than US$2.25, other than pursuant to (i) the terms of certain pre-existing agreements, including the subscription agreement dated August 10, 2005 between the Corporation and Dubai Aluminium Company Limited; (ii) an exercise of warrants issued by Global Alumina prior to the execution of the subscription agreement; (iii) an exercised of management stock options granted in the ordinary course and consistent with past practices; or (iv) an offering of Common Shares made to the public by way of prospectus.

After completion of the transaction, IDBIF will hold approximately 12.54% of the Corporation's issued and outstanding Common Shares.

The closing of the transaction is subject to the approval of the Toronto Stock Exchange.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 8th day of December, 2005.

By: (signed) *Michael Cella*

Michael Cella
Senior Vice President and Chief Financial Officer


RECEIVED
2006 MAY 17 A 10: 19

December 20, 2005

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission

Global Alumina Corporation - Deeming a Reporting Issuer in New Brunswick

Pursuant to New Brunswick Order 11-901, we hereby give notice that we are not applying for an exemption to cease to be a reporting issuer in New Brunswick. Accordingly, Global Alumina Corporation is adding New Brunswick as a recipient agency and is paying all outstanding filing fees incurred since August 30, 2004.

GLOBAL ALUMINA CORPORATION

By: (signed) *Michael J. Cella*

Michael J. Cella
Senior Vice President and
Chief Financial Officer


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CLOSES US$50,000,000 SUBSCRIPTION

TORONTO, ON – December 29, 2005 – Global Alumina Corporation (TSX: GLA.U) announced today that it has received US$50,000,000 in connection with the closing of its subscription agreement with IDB Infrastructure Fund (IDBIF). IDBIF has purchased 22,222,222 Common Shares of Global Alumina at a subscription price of US$2.25 per Common Share.

Details of the IDBIF subscription agreement were announced on November 29, 2005.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation (Global Alumina) is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-223-9419
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

FOR IMMEDIATE RELEASE
January 3, 2006

IDB INFRASTRUCTURE FUND ACQUIRES COMMON SHARES OF GLOBAL ALUMINA

TORONTO, Canada – IDB Infrastructure Fund L.P. ("IDBIF") announces that on Thursday, December 29, 2005, it acquired 22,222,222 common shares of Global Alumina Corporation (TSX: GLA.U) ("Global Alumina"), representing approximately 12.54% of the outstanding common shares of Global Alumina, pursuant to a private placement from treasury in accordance with a subscription agreement between IDBIF and Global Alumina. The common shares were acquired at a price of US$2.25 per share. Following this acquisition, IDBIF beneficially owns and controls, directly or indirectly, an aggregate of 22,222,222 common shares of Global Alumina.

IDBIF's acquisition of the Global Alumina common shares was carried out for general investment purposes only. IDBIF may, from time to time, make additional investments in or otherwise trade in Global Alumina's securities or dispose of such securities, subject to market conditions.

For further information, please contact:

Aziz Ali
10th Floor Al Salam Tower
Diplomatic Area, Manama
Kingdom of Bahrain
+973 17 549333

REPORT UNDER
SECTION 101 OF THE SECURITIES ACT (ONTARIO),
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA),
SECTION 176 OF THE SECURITIES ACT (ALBERTA),
SECTION 147.11 OF THE SECURITIES ACT (QUEBEC), AND
SECTION 126 OF THE SECURITIES ACT (NEW BRUNSWICK)

The following information is filed pursuant to the provisions listed above under applicable securities legislation:

(a) ***the name and address of the offeror:***

IDB Infrastructure Fund L.P.
c/o Emerging Markets Partnership (Bahrain) B.S.C.(c)
10th Floor, Al Salam Tower
Building 722, Road 1708
Diplomatic Area
P.O. Box 11385
Manama 317
Kingdom of Bahrain

(b) ***the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the report and whether it was ownership or control that was acquired in those circumstances;***

On December 29, 2005, IDB Infrastructure Fund L.P. ("IDBIF") acquired, by way of private placement from treasury, an aggregate of 22,222,222 common shares (the "Shares") of Global Alumina Corporation (TSX: GLA.U) ("Global Alumina"), representing approximately 12.54 % of the outstanding common shares of Global Alumina as at the date hereof.

(c) ***the designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the report;***

IDBIF has ownership and control of 22,222,222 Shares of Global Alumina, representing approximately 12.54 % of the issued and outstanding common shares of Global Alumina.

(d) ***the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which:***

(i) ***the offeror, either alone or together with any joint actors, has ownership and control;***

IDBIF has ownership and control of 22,222,222 Shares, representing approximately 12.54 % of the issued and outstanding common shares of Global Alumina.

(ii) ***the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor; and***

N/A

(iii) ***the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership;***

N/A

(e) ***the name of the market in which the transaction or occurrence that gave rise to this report took place:***

The Shares were acquired by IDBIF pursuant to a private placement from treasury.

(f) ***the purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to this report, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer;***

IDBIF purchased the Shares for investment purposes only but reserves its rights to increase or decrease its holdings in Global Alumina at any time.

(g) ***the general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to this report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities;***

N/A

(h) ***the names of any joint actors in connection with the disclosure required by this report;***

N/A

(i) ***in the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror; and***

The Shares of Global Alumina were acquired at a price of US$2.25 per Share.

(j) ***if applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements in respect of the reporting issuer's securities.***

N/A

DATED this 3rd day January, 2006.

IDB INFRASTRUCTURE FUND L.P., by its General Partner, Emerging Markets Partnership (Bahrain) B.S.C.(c)

By: *"Michael P. Lee"*
Name: Michael P. Lee
Title: Deputy Chairman and Managing Director


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA EXECUTES THREE-PARTY AGREEMENT WITH GOVERNMENT OF GUINEA AND CBG

TORONTO, ON – January 18, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that it has entered into a three-party agreement with the Government of the Republic of Guinea and Compagnie des Bauxites de Guinée (CBG) with respect to the respective bauxite mining rights of Global Alumina and CBG in Guinea.

The agreement defines the conditions under which CBG transfers to the Republic of Guinea certain mining rights it held in its Initial Territory and identifies additional mining rights CBG will receive from the government as compensation for the rights transferred in order to satisfy CBG's long term needs in accordance with the terms of Halco (Mining) Inc./CBG's Basic Agreement including the Amendment No. 1 dated April 19, 2001. The Government of Guinea in turn agrees to grant the mining rights released by CBG to Global Alumina by decree in accordance with the terms of Global Alumina's Basic Agreement and Amendment No. (1) dated May 16, 2005. Global Alumina expects that the Government of Guinea will issue its decrees with respect to the Global Alumina and CBG mining rights shortly.

"This agreement between Global Alumina, the Government of Guinea, CBG and Halco (Mining) is consistent with the Minutes of Meetings dated October 26th and 27th and announced late last year," stated Bruce Wrobel, Chairman and CEO of Global Alumina. "It is a major milestone for Global Alumina and the Republic of Guinea in that it clarifies the rights of all parties with respect to the significant bauxite resources in the area of Global Alumina's proposed 2.8 million tonne alumina refinery project. We appreciate the efforts made by all parties in reaching this agreement and look forward to continued close collaboration with both the Government of Guinea and CBG as we move forward with the final development, construction and ultimately operation of this exciting project."

Dr. Ahmed Tidjane Souaré, Minister of Mines and Geology of the Republic of Guinea, stated, "The signature of the Tripartite Agreement confirms the agreement negotiated between the Government of the Republic of Guinea, Global Alumina Corporation and Compagnie des Bauxites de Guinée (CBG)/Halco (Mining) Inc. It is a major step forward, allowing the Global Alumina refinery project to be realized in accordance with the Basic Agreement and its schedule. The Tripatrite Agreement and the corresponding mining concession decrees also provide a better development opportunity to the bauxite mining industry in the Boke region of the Guinea."

Under the three-party agreement, the Mining Concession granted to Global Alumina will revert back to the Government of Guinea if Global Alumina does not realize its alumina refinery project within six years from the date of the agreement or under certain other conditions including bankruptcy of the company.

A copy of the three-party agreement and an official English translation will be available under Global Alumina's profile at www.sedar.com.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina

FOR IMMEDIATE RELEASE

GOVERNMENT OF GUINEA ISSUES MINING CONCESSION DECREE TO GLOBAL ALUMINA

TORONTO, ON – January 23, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that the Government of Guinea has issued a decree, with immediate effect, granting a bauxite mining concession to Global Alumina for the supply of its proposed 2.8 million tonne per annum alumina refinery in Guinea.

The decree delineates the geographic coordinates of Global Alumina's mining concession. The mining concession relates to the whole of the bauxite deposits contained within an area covering 690 square kilometers. The term of the concession is 25 years and is renewable in accordance with Article 34.2.2 of the Basic Agreement between Global Alumina and the Government of Guinea.

The decree was issued following the execution of an agreement, previously announced on January 18, 2006, between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée (CBG) with respect to the respective bauxite mining rights of Global Alumina and CBG in Guinea.

"The issuance of the mining decree represents the last major approval required by Global Alumina from the Government of the Republic of Guinea with respect to the intended bauxite supply for the life of its proposed 2.8 million tonne alumina refinery. Although construction activity associated with development of the port facilities and project infrastructure continued throughout the approval process, Global Alumina is now intensifying its efforts with respect to its construction and financing activities in order to meet our aggressive development schedule," said Bruce Wrobel, Chairman and CEO of Global Alumina.

The decree gives Global Alumina the exclusive right to build its alumina refinery on-site and to establish the installations and equipment necessary for the exploitation and transformation works of the bauxite reserves within the concession area. Global Alumina has an obligation to commence alumina production in accordance with the schedule attached as an exhibit to the Basic Agreement.

A copy of the decree and an unofficial English translation will be available under Global Alumina's profile at www.sedar.com.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has

administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA CLOSES OFF-TAKE AGREEMENT FOR 15% OF ANNUAL ALUMINA PRODUCTION WITH GLENCORE INTERNATIONAL

TORONTO, ON – January 24, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that its indirect wholly-owned subsidiary, Guinea Alumina Corporation S.A., has entered into a long-term off-take agreement with Glencore International AG (Glencore), one of the world's largest suppliers of a wide range of commodities and raw materials to industrial consumers, covering approximately 15% of the expected alumina production from Global Alumina's planned alumina refinery in the Republic of Guinea. The agreement is for 420,000 tonnes of alumina per year and has a term of twenty years.

Global Alumina has now secured long-term off-take agreements for approximately 55% of the annual alumina production from its initial 2.8 million tonne per year capacity refinery for twenty years, including the Company's 40% off-take agreement with Dubai Aluminium Company Limited announced on October 4, 2005.

"We are pleased to add Glencore, a major player in the production and marketing of alumina, to our growing list of strategic partners. Global Alumina's access to Glencore's deep industry expertise will provide a positive contribution to the Company's development efforts," stated Bruce Wrobel, Chairman and CEO of Global Alumina. "At the same time, these long-term off-take agreements provide Global Alumina with a secure and predictable revenue stream and a strong foundation from which to secure our remaining capital requirements."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

This press release includes certain "forward-looking statements". All statements, other than statements of historical fact, included herein, including without limitation statements regarding future plans, goals and objectives of Global Alumina, are forward-looking statements that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned to not place undue reliance upon the forward-looking statements included herein.

Unofficial English translation
January 25, 2006

REPUBLIQUE DE GUINEE
Travail-Justice-Solidarité

MINISTERE DES MINES ET DE LA GEOLOGIE

TRIPARTITE AGREEMENT

FOR

TRANSFER OF MINING TITLE

AMONG

THE REPUBLIC OF GUINEE,

COMPAGNIE DES BAUXITES DE GUINEE (CBG)

AND

GLOBAL ALUMINA CORPORATION

PARIS
JANUARY 13, 2006

TRIPARTITE AGREEMENT

THIS AGREEMENT is made and entered into as of January 13, 2006, in Paris, France, among

THE GOVERNMENT OF THE REPUBLIC OF GUINEA ("Republic of Guinea"), represented by its Minister of Mines and Geology;

and

COMPAGNIE DES BAUXITES DE GUINEE ("CBG"), a corporation organized under the laws of the State of Delaware, United States of America, and registered with the Registry of Economic Activities of the Republic of Guinea, acting by its General Manager and by its Stockholders **THE REPUBLIC OF GUINEA,** represented by its Minister of Mines and Geology, and **HALCO (MINING) INC.** ("Halco"), a corporation organized under the laws of the State of Delaware, United States of America, represented by its Chairman;

and

GLOBAL ALUMINA CORPORATION ("Global Alumina"), a corporation organized under the laws of Canada, represented by its Director;

The Republic of Guinea, CBG and Global Alumina are hereafter called the "Parties".

PREAMBLE

WHEREAS, the Republic of Guinea and Harvey Aluminum Co. of Delaware (predecessor to Halco) are parties to that certain Agreement Related to the Bauxite Deposits of the Boke Region dated 1 October 1963, as amended by the (i) Supplemental Agreement dated 5 June 1987, (ii) Second Supplemental Agreement dated 17 November 1994 and (iii) Amendment No. 1 dated 19 April 2001 (collectively the "CBG Basic Agreement");

WHEREAS, pursuant to the terms of the CBG Basic Agreement, CBG has the exclusive rights to bauxite resources located in the "Initial Territory" described in the CBG Basic Agreement (the "CBG initial Territory");

WHEREAS, pursuant to the terms of the CBG Basic Agreement, CBG has the exclusive right to mining titles and permits for bauxite resources located in areas outside of the CBG Initial Territory, but within a larger "Perimeter of Exploitation" described in the CBG Basic Agreement (the "CBG Perimeter of Exploitation");

WHEREAS, CBG and the Republic of Guinea have agreed upon the areas within the CBG Perimeter of Exploitation which are to be added to the CBG Initial Territory and those areas are defined herein and made a part hereof (the "CBG Additional Areas"). The CBG Initial Territory, as expanded by the CBG Additional Areas, is sometimes hereinafter referred to as the "CBG Territory";

WHEREAS, Global Alumina and the Republic of Guinea are parties to a Basic Agreement dated as of October 15, 2004 and amended May 6, 2005 (the "Global Basic Agreement") pursuant to which Global Alumina has agreed to realize an alumina refinery (the "Global Refinery") within the Republic of Guinea;

WHEREAS, pursuant to the terms of the Global Basic Agreement, Global alumina has requested the right to certain bauxite resources located within the CBG Initial Territory in the area defined below and integrated to this Agreement (the "Global Zone") for use at the Global Refinery; and

WHEREAS, the Parties desire to clarify the respective rights in relation to certain bauxite resources and agree to take the necessary steps to put those rights into effect;

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, in particular the Minutes of meetings dated 26 and 27 October 2005 and intending to be legally bound hereby, the Parties hereto agree as follows:

AGREEMENT

1. OBJECTIVE OF AGREEMENT.

The objective of this Agreement:

1. to define the conditions under which CBG transfers to the Republic of Guinea the mining rights that it holds on an agreed upon portion of the CBG Initial Territory;
2. to allocate to CBG additional mining titles to:

   (a) compensate CBG for the rights transferred, and

   (b) satisfy CBG's long-term needs in accordance with the terms of the CBG Basic Agreement (including Amendment No.1).

2. BAUXITE RIGHTS TRANSFERRED.

The Parties hereby acknowledge the exclusive rights that CBG has on all bauxite contained in CBG's Initial Territory, as defined in the CBG Basic Agreement.

Upon the Effective Date of this Agreement, CBG shall transfer to the Republic of Guinea a portion of the CBG Initial Territory defined by the following geographical coordinates (the "Global Zone").

Points	Latitude North	Longitute West
A	11°10'00"	14°10'00"
B	11°10'00"	13°58'00"
C	11°02'00"	13°58'00"
D	11°00'00"	13°54'00"
E	10°55'00"	13°54'00"
F	10°55'00"	14°10'00"

The only purpose of this transfer is to enable Global Alumina to realize the construction of the Global Refinery.

The Republic of Guinea and Global Alumina acknowledge and confirm that the "Global Zone" described above satisfies all of the bauxite reserves of the Study Zone defined in Article 3 of the Global Basic Agreement and extends over a total surface area of 690.2 sq.km.

However, the ANAIM railway line, its crossing works and a fifty (50) meter corridor on each side of the central axis for the entire length of the railway line extending through the Global Zone are excluded form the Global Zone.

In exchange for this transfer, and in accordance with the provisions of Amendment 1 of the CBG Basic Agreement, the Republic of Guinea hereby grants to CBG an additional exploitation permit for all of the bauxite in the Cogon Tominé region.
The coordinates of the CBG Additional Areas are as described below:

Points	Latitude North	Longitude West
A	11°40'00"	13°40'00"
B	11°40'00"	13°27'20"
C	11°30'00"	13°20'00"
D	11°30'00"	13°17'00"
E	11°20'00"	13°17'00"
F	11°20'00"	13°36'00"
G	11°10'00"	13°36'00"
H	11°10'00"	13°40'00"
I	11°07'00"	13°40'00"
J	11°07'00"	13°45'00"
K	11°10'00"	13°45'00"
L	11°30'00"	14°00'00"
M	11°30'00"	13°40'00"

NB: 1) The line D-E follows the natural limit of the River Tomine on the left bank
2) The line K-L follows the natural limit of the River Cogon on the right bank

This perimeter described above includes an area of 2,360 km².

3. RIGHTS AND OBLIGATIONS OF THE PARTIES

1. Subject to the terms of this Agreement, the Global Zone defined above transferred to the Republic of Guinea belongs hereafter to its domain for all purposes.

2. By this Agreement CBG shall exercise on the CBG Additional Areas the same exclusive rights as those exercised on the Initial Territory in accordance with the CBG Basic Agreement.

It shall have the right to request by written notice to the Minister of Mines and Geology, the withdrawal of the grant and the return of the Global Zone to CBG's management if Global Alumina does not realize the Global Refinery within 6 years following the effective date of this Agreement.

3. The Republic of Guinea undertakes to grant to Global Alumina mining rights in the Global Zone defined above.

4. Global Alumina undertakes to accept the defined mining perimeter in the Global Zone.

5. As of the effective date of this Agreement (i) each of the parties confirms its agreements with provisions herein, (ii) neither Global Alumina nor CBG shall make any claims vis-à-vis the other, and (iii) none of the Parties has any claims vis-à-vis any one of the other Parties with respect to the provisions of this Agreement.

4. **TERMINATION.**

The mining rights granted to Global Alumina in the Global Zone shall revert to the State in any of the following cases:

The non-realization of the Global Refinery within 6 years following the effective date of this Agreement;

The bankruptcy, cassation of business or liquidation of Global Alumina; or

The transfer to a third party of the mining rights in the Global Zone, without (i) the written consent of the Republic of Guinea, and (ii) the realization by Global of the Global refinery in accordance with the terms of the Basic Agreement.

5. **EFFECTIVE DATE OF THIS AGREEMENT.**

The Parties acknowledge that this Agreement shall take effect upon the publishing of the decrees granting to CBG and Global Alumina the rights with respect to the mining perimeters described above.

6. MISCELLANEOUS

(1) INFRASTRUCTURE

The Parties hereto acknowledge that CBG shall continue to manage the rail, port and other infrastructure as provided in the CBG-ANAIM Concession Agreement dated June 13, 1996. CBG, the Republic of Guinea and Global Alumina shall engage in negotiations with respect to future usage of such infrastructure.

(2) DISPUTE SETTLEMENT

The Parties hereto shall resolve all disputes under this Agreement amicably. If one party believes that the amicable settlement procedure has failed, the dispute shall be brought for arbitration before the International Chamber of Commerce in Geneva.

(3) EXPENSES

Each Party is responsible for such expenses as it may incur in connection with the negotiation, preparation, execution, delivery, performance and enforcement of this Agreement.

(4) NOTICES

All notices, consents, requests, demands and other communications made pursuant to this Agreement must be in written form and be sent to the addressee by (a) registered letter with proof of receipt or (b) by fax confirmed by a receipt generated by the sender's telecopier showing that such communication was sent to the appropriate number on a specified date.

(5) PREAMBLE

Each of the parties hereto acknowledges the "Preamble" as set forth above. The Preamble is incorporated by reference herein.

SIGNATURE PAGE TO TRIPARTITE AGREEMENT

Signed in Paris, this 13th day of January, 2006, in six (6) originals

GOVERNMENT OF THE REPUBLIC OF GUINEA

(signed) *Ahmed Tidjiane Souare*

By ______________________________

Minister of Mines and Geology, Republic of Guinea

COMPAGNIE DES BAUXITES DE GUINEE

(signed) *N.M. Clift*

By ______________________________

Managing Director, Compagnie Des Bauxites De Guinée

(signed) *Ahmed Tidjiane Souare*

By ______________________________

Chairman, Compagnie Des Bauxites De Guinée

(signed) *Jean-Philippe Puig*

By ______________________________

Chairman, Halco (Mining) Inc.

GLOBAL ALUMINA CORPORATION

(signed) *Karim L. Karjian*

By ______________________________

Co-founder and Member of the Board of Directors

Unofficial Translation

Presidence of the Republic

....

General Secretariat
Of the Government

Republic of Guinea

....

Work – Justice – Solidarity

Decree
N° D/2005/053/PRG/SGG
Granting a Mining Concession to Global Alumina

The President of the Republic

Given the Fundamental Law;

Given Law L95/036/CTRN of June 30, 1995 setting out the Mining Code for the Republic of Guinea;

Given Law 015/AN/2005 of July 4, 2005, ratifying the GLOBAL ALUMINA Basic Agreement;

Given Decree D/2004/081/PRG/SGG of December 9, 2004 nominating the Prime Minister;

Given Decrees D/2004/010/PRG/SGG of February 23, 2004, D/2004/017/PRG/ SGC/ of March 1, 2004 and D/2005/019/PRG/SGG of March 8, 2005, nominating the Government Members;

Given the Minutes of the meeting held in Paris on October 26 and 27, 2005 between the Guinean State and HALCO (Mining) Inc.;

On the recommendation of the Minister for Mines and Geology,

Decrees

Article 1: In accordance with the terms of the GLOBAL ALUMINA Basic Agreement signed on October 15, 2004, with the Guinean State GLOBAL ALUMINA is granted a bauxite Mining Concession for the purpose of supplying its alumina refinery in Sangarédi, Prefecture of Boké.

Article 2: In accordance with the plans set out in 1/200,000 relating to Kandiafara, Gaoual, Telimélé and Boffa (NC-28-XXII; NC-28-XXIII; NC-28-

XVII and NC-28-XVI), the area of the Mining Concession thus granted is defined by the geographical coordinates below:

Points	Latitude Nord	Longitude Ouest
A	11° 10' 00"	14° 10' 00"
B	11° 10' 00"	13° 58' 00"
C	11° 02' 00"	13° 58' 00"
D	11° 00' 00"	13° 54' 00"
E	10° 55' 00"	13° 54' 00"
F	10° 55' 00"	14° 10' 00"

The Mining Concession mentioned above relates to the whole of the bauxite deposits of the study area defined in Article 2 of the Basic Agreement and covers an area of 690 km^2.

Article 3: The ANAIM Railway line, its crossings and its ground basis over a 50-metre band on both sides of the central axis and over its entire length on the Mining Concession set out in Article 2 above is excluded from the area of the Mining Concession which is the purpose of the present Decree.

Article 4: The term of the concession is set at twenty five (25) years, renewable in accordance with the terms set forth in Article 34.2.2 of the Basic Agreement between the Republic of Guinea and GLOBAL ALUMINA.

Article 5: GLOBAL ALUMINA, title-holder to the Mining Concession set out in Article 2 above, has the exclusive right to build its plant and to establish therein the installations and equipment necessary for the exploitation and transformation works of the bauxite reserves which are located therein .

Article 6: GLOBAL ALUMINA, title-holder of the Mining Concession set out in Article 2 above has the obligation to realize the alumina refinery in compliance with the schedule attached as an exhibit to the Basic Agreement.

Article 7: The obligations of the title-holder, GLOBAL ALUMINA, resulting from the present mining concession, with respect to the workers' health and safety regulations, the preservation of the environment and the remediation of zones affected by the works, are governed by the provisions of the Mining Code, the Environment Code and those of article 20 of the Basic Agreement dated October 15, 2004.

Article 8: The present Concession is recorded in the Register of Mining Titles set up to this effect in the Geological and Mining Information Division (DIGM) of the Centre of Promotion and Development of Mining (CPDM) under N° A/ 2005 /125/DIGM/CPDM/MMG.

Article 9: Aside from the terms and conditions mentioned above, the title-holder (GLOBAL ALUMINA) is subjected to the payment of:

- Stamp duties amounting to Fifteen million (15,000,000) Guinean Francs to be paid to the Treasury of the Republic of Guinea;

- File instruction costs and expenses, set at four hundred thousand (400,000) Guinean Francs for the CPDM/MMG.

Article 10: The Ministry for Mines and Geology is responsible for the implementation of the present Decree.

Article 11: The present Decree takes effect as from the date of its signature and will be recorded and published in the official journal of the Republic.

Conakry, on 22/11/2005

GENERAL LANSANA CONTE



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 22, 2006

Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
TSX

Dear Sirs:

Subject: Global Alumina Corporation

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual and Special Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	379 44L 104
4.	ISIN Number	:	CA 37944L1040
4.	Record Date	:	March 20, 2006
5.	Meeting Date	:	May 8, 2006
6.	Meeting Location	:	Toronto, ON

Yours truly,

COMPUTERSHARE INVESTOR SERVICES
Agent for Global Alumina Corporation

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Davis, Ward, Phillips & Vinberg LLP
Attention: Greg Harnish

GLOBAL ALUMINA REFINERY PROJECT

BAUXITE RESOURCES, RESERVES AND MINE PLAN

REPUBLIC OF GUINEA





BUTTY HERINCKX & PARTNERS
GEOLOGICAL AND MINING CONSULTANTS

NI 43-101 Technical Report prepared for Guinea Alumina Corporation S.A.
(a wholly owned subsidiary of Global Alumina Corporation)
by

Dominique L. Butty, Geologist
MSc, MA, EuroGeol, CHGeolcert

Rob F. Herinckx, Mining Engineer
MSc MinEng, EurIng, Ceng, MIMM

23rd February, 2006

1. TITLE PAGE

GLOBAL ALUMINA REFINERY PROJECT

BAUXITE RESOURCES, RESERVES AND MINE PLAN

REPUBLIC OF GUINEA

This technical report was prepared for Guinea Alumina Corporation S.A., a wholly owned subsidiary of Global Alumina Corporation, to be specifically in conformance with the requirements of Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects, effective 30th December 2005 and provides the technical data necessary to support the resource and reserves estimates.

Prepared by

Dominique L. Butty, Geologist
MSc, MA, EuroGeol, CHGeolcert

Rob F. Herinckx, Mining Engineer
MSc, EurIng, Ceng, MIMM

Effective date 23rd February, 2006

CONVENTIONS

Abbreviations

COG	Cutoff grades
Ac	*Accumulation*
ROM	Run of Mine
TOC	Total Organic Carbon
AA	Available Alumina
TGA	Thermo-Gravimetric Analyser
QA	Quality Assurance
QC	Quality Control
CRM	Certified Reference Material
LMG	Low monohydrate Metal Grade
SMG	Standard Metal Grade
Totox	Sum of major oxides and LOI
LOI	Loss on ignition, a measure of combined H_2O

Grid System
UTM WGS-84 co-ordinate system

Standards, Resources and Reserves
The standards and terminology used in this document are in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (NI 43-101). The reserve estimates have been made in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) *Definition Standards on Mineral Resources and Mineral Reserves* (the CIM Definition Standards) adopted by the CIM Council on December 11, 2005.

Mineral Resources are reported in terms of undiluted grades and dry tonnage in situ. Mineral Reserves are reported in terms of economically recoverable bone dry metric tonnes and grades, taking full account of mine losses and dilution. All terms used but not otherwise defined herein have the meanings given thereto under CIM Definition Standards.

Units
All units are metric unless otherwise stated.
Grade percentages are indicated in absolute terms, unless otherwise stated.

Density	t/m^3, on a bone dry basis unless otherwise stated
bdmt	Bone-dry Metric Tonne
kt	*Kilo tonne, on a bone dry basis* unless otherwise stated
Mt	Million tonne, on a bone dry basis unless otherwise stated

Chemical constituents

Assays	Description	Mineral Phases
Al_2O_3	Total alumina	Gibbsite, Kaolinite and Aluminous Goethite
AA	*Available alumina*	Gibbsite, *unless stated otherwise AA stands for* AA_{150}
SiO_2	Total silica	Kaolinite, Quartz and amorphous silica
$RSiO_2$	Reactive silica	Kaolinite and amorphous silica
Fe_2O_3	Iron oxide	Haematite, Goethite, Limonite



Available Alumina (AA)
Temperature digests are indicated as AA_{150}, AA_{225}

Composite
Bauxite intercept within specified cutoff grades.
Top Soil
Unconsolidated material containing visible organics and a variable proportion of ferruginous concretions within a claylike matrix consisting of iron oxides/hydroxides, boehmite, gibbsite, organic matter and kaolin. Top soil is excluded from the resources and reserves.

Overburden
Consolidated off-grade material, generally described as duricrust or ferruginous hardpan capping bauxite. However, material described as duricrust, hardpan or hard cap may not *necessarily* be overburden. Throughout this study, overburden excludes top soil.

Names of Companies

GAC	Guinea Alumina Corporation S.A. is a wholly owned subsidiary of Global Alumina Corporation (Global Alumina). The latter company name is used throughout the report.
BH&P	Butty Herinckx & Partners BV, The Netherlands, with an office in Switzerland.
CBG	Compagnie des Bauxites de Guinée S.A., held 51% by Halco and 49% by the Government of Guinea. The **CBG Concession** is defined as the eastern portion of the original concession issued to CBG in 1963, now covering approximately 602km², and encompassing all of the mining operations of CBG. The western boundary of the CBG concession is contiguous with the eastern boundary of the Global Mining Concession.
Friguia	Friguia Alumina Refinery of Guinea taken over by RUSAL for 22 years in 2002. The estimated capacity of the refinery stands at 780 thousand tonnes of alumina and 2.8 million tonnes of bauxite per annum.
Halco	Halco (Mining) Inc., consortium of companies including Alcoa World Alumina (45%), Alcan Inc. (45%) and Dadco Investments (10%). Pechiney S.A. of *France was shareholder in former years.*

Geoprospects Ltd. (formerly Geoconsult Ltd.)
Exploration company, specialised in bauxite and based in Conakry, Guinea, headed by Dr. Vladimir Mamedov.

Hindalco (formerly Indal)
Indian integrated aluminium producing company with research facilities.

ALS	ALS Chemex – Vancouver based chemical testing laboratories.
Ultra Trace	Ultra Trace Laboratories, Canning Vale, Western Australia – chemical testing laboratories.
SRK	SRK Consulting Engineers and Scientists.

2. TABLE OF CONTENTS

TABLES



FIGURES



PLATES



3. SUMMARY

Introduction
Butty, Herinckx and Partners (BH&P) have been retained by Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina, to carry out resource modelling, mine planning and reserve estimation for the company's bauxite concession in the Boké region of the Republic of Guinea (Guinea). This technical report has been prepared by BH&P in conformance with the requirements of NI 43-101 and provides the technical data necessary to support the resource and reserves estimates.

The bauxite will supply an alumina refinery (the Refinery), with a capacity of 2.8 million tonnes of alumina per annum, to be built by Global Alumina in the Boké region of Guinea. The bauxite supply is to be to the specifications set by the Refinery and the quality of the bauxite is to be consistent with achieving the specified levels of available alumina and reactive silica throughout the 25-year period. Bauxites will be required at the rate of 7.6 million tonnes per annum.

Property Description and Location
The concession area (the Global Concession) has been granted to Global Alumina pursuant to a Basic Agreement dated October 15, 2004 between Global Alumina and the Government of Guinea, as amended by an Amending Agreement dated May 16, 2005.

The bauxite mining concession (the Mining Concession) covers 690 km² and adjoins a concession held by CBG to the east and a concession held by Russian Aluminium (Rusal) to the north. Mining operations have exploited bauxite from the CBG concession since 1973 and the current production rate is approximately 12.8 million tonnes annually of bauxite that is exported to a consortium of aluminium producing companies, the Halco partners, who hold a 51% interest in CBG. The Government of Guinea holds the remaining 49% interest in CBG. The Rusal concession is currently undeveloped.

The Concession Area held by Global Alumina through GAC also comprises a port (Port Area) and an industrial zone (Industrial Zone) in the area of Kamsar that is in addition to the 690 km² Mining Concession. Kamsar is located approximately 100km west of the site of the company's planned Refinery; the Port Area will be linked to the Refinery by the railway that currently serves CBG although a spur line of some 15km will be necessary to link the Refinery with the existing railway.

History
The Mining Concession area had previously been explored by CBG, primarily for export bauxite. Since 2004, Global Alumina has conducted an extensive programme of exploration in the area, largely on three bauxite-bearing plateaux in close proximity to the proposed Refinery site. Bauxite samples from these plateaux have been subjected to process test work to allow for design of the Refinery flow sheet.

On the basis of the exploration data collected by Global Alumina, resource models of the deposits have been developed following validation of the sampling and analytical data and geostatistical analysis of the results. The resource models were used as a basis for open pit mine planning studies to demonstrate that an adequate supply of bauxite meeting the required quality specifications for the Refinery could be met from the three plateaux explored by Global Alumina.



Dominique Butty, EuroGeol., acted as Qualified Person and has been involved in the Global Alumina project since an early stage. He assisted Global Alumina in planning the sampling and analytical procedures for the resource definition drilling and monitored the programme that was supervised by Global Alumina in the field. Mr Butty has made two visits to the Mining Concession area. Robert Herinckx, Eur Ing, has been responsible for mine planning. Both persons have extensive experience in bauxite exploration and mining world wide but also, in particular, in the country of Guinea where they have been involved in adjacent exploration activities and mining operations of CBG and of Friguia since 1986.

This report confirms the accuracy of the work done in support of Global Alumina's Mineral Resource and Mineral Reserve estimates. BH&P consider that the proposed mining operations can supply bauxite with the grades of available alumina and reactive silica specified for the proposed Refinery over a twenty-five year period.

Geology and Mineralisation
The Mining Concession is within the Boké bauxite belt, one of the most prolific bauxite regions of the world. Bauxite is derived from a flat-lying sequence of Palaeozoic sedimentary strata and dolerite sills that have been subjected to tropical weathering over millions of years. The bauxite occurs as flat layers capping the plateaux that extend throughout the Boké region, typically at elevations above 200m. The combined effects of tropical weathering and good drainage, provided by the topographic relief, have led to a concentration alumina and iron oxides within the upper few metres of the sub-surface by leaching of most other oxides. Minor quantities of titanium oxides, kaolin and quartz also remain in the bauxite profile.

Nineteen bauxite-bearing plateaux have been identified within the Mining Concession. The bauxite layer is more-or-less continuous over the extent of the plateaux but of variable depths and quality. The average depth of the bauxite is approximately 8m and it is generally exposed at surface where it may form an iron-enriched cap. The bauxite within the Mining Concession (the Global Bauxite) consists largely of the aluminous trihydrate mineral gibbsite, ($Al_2O_3.3H_2O$) that can be treated in a low temperature Bayer plant to recover the alumina.

Exploration
Global Alumina has explored three bauxite plateaux in detail by a combination of auger and core drilling; these plateaux are in proximity to the proposed Refinery site. Auger drilling is a rapid and effective means of exploring for bauxite in the Boké region. The cuttings allow the geologist to recognize the principal lithological changes within the laterite profile and allow for sampling on a metre interval basis.

From April 2004 to December 2005, Global Alumina completed 609 drill holes for metallurgical test work, grade continuity studies and resource definition. The drilling was largely carried out at 300m and 150m drill hole centres. Two pits were also excavated through the bauxite profile to obtain *in situ* density data. Chemical analyses of the 5736 samples used for resource definition were carried out on a systematic basis at Ultra Trace Laboratories in Western Australia. A programme of third party check analyses, involving 273 samples, was carried out at the Hindalco laboratories in India. Mineralogical studies have also been made of the Global Bauxites.

Two series of sampling programmes were conducted to provide material for process test work that was also conducted at the Belgaum Research and Development Centre of Hindalco, a major Indian producer of alumina. This work has allowed for the definition of an appropriate process flow sheet for the Refinery that will use the Low Temperature Bayer process.

Resources and Reserves
The reserve estimates have been made in accordance with the CIM Definition Standards.

BH&P were provided with bauxite quality specifications for the proposed Refinery. Resource models were then prepared with 2D block kriging of borehole composites with cut-off grades of 38% Total Al_2O_3 and 10% Total SiO_2 to provide a broad envelope to the potentially economic mineralization. 2D modelling is considered the most appropriate method for such extensive yet relatively thin areas of mineralization. Grade continuity studies as referred to above have confirmed that resource categorization could be based on drill grids of 300 x 300m and 150 x 150m for Indicated and Measured Resources respectively.

Table 3.a Reportable Mineral Resource as of November 25th, 2005
Dry Density 2.0 t/m^3, Block Size 50 x 50m.

Resources	Dry Mt	Overburd m	Bauxite Depth m	Fe_2O_3 %	Al_2O_3 %	AA_{150} %	SiO_2 %	$RSiO_2$ %	Grid Size m x m
Measured	122	0.9	8.6	25.1	45.2	38.9	2.0	1.0	150 x 150
Indicated	108	1.0	6.1	25.0	44.9	39.1	2.1	1.1	300 x 300
Inferred	2.9	1.5	4.9	25.7	44.6	38.8	1.9	0.9	up to 600 x 600

An analysis of standard errors on the estimation parameters concluded that within the 95% confidence interval, the relative error on the alumina contained within the current limits to the three plateaus stood at 7.5% for Measured Resources and 14.3% for the Indicated Resources. The deposits remain largely open and there is potential to increase the tonnage with further drilling.

Mineral Reserves were derived from the Resources by applying mining and grade scheduling constraints including:

- A cut-off of 40% Total Al_2O_3 on the average of drill hole composites.
- A minimum mineable ore thickness of 2m.
- Grade dilution by footwall and overburden (exclusive of soil).
- A mine recovery factor of 95%.

The use of a 40% Al_2O_3 cut-off and the selected dilution parameters demonstrates that grades of close to 39% available alumina (AA) can be achieved as called for by the Refinery feedstock specification.

Table 3.b Reportable Mineral Reserve as of November 25th, 2005
Dry Density 2.0 t/m^3, Block Size 50 x 50m.

Reserves	Dry Mt	Top Soil m	Bauxite Depth m	Fe_2O_3 %	Al_2O_3 %	AA_{150} %	SiO_2 %	$RSiO_2$ %	Grid Size m x m
Proven	101	0.2	9.1	25.3	45.0	38.8	2.0	1.0	150 x 150
Probable	87	0.2	6.7	25.7	44.4	38.6	2.1	1.0	300 x 300
Reportable Mineral Reserve	188	0.2	8.0	25.5	44.8	38.7	2.0	1.0	

Measured and Indicated Mineral Resources shown in Table 3.a are inclusive of those Mineral Resources modified to produce the Mineral Reserves as shown in Table 3.b

Mine Planning
A complete and detailed mine plan has been developed based on the resource models of Plateaux 2, 7 and 15 to demonstrate that a reliable source of bauxite of consistent quality can be achieved over the projected mine life. A production schedule has been prepared on an annual basis covering a twenty-five year period to confirm the grades of the expected feedstock quality and to illustrate the mining sequence of the overall mine plan as the three plateaux are developed.

Table 3.c Summarized Production Schedule with Grades and Haul Distances

Year	Project Yr	Alumina Kt	Ore Kt(dry)	AA %	Top soil	Bxt m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	$RSiO_2$ %	Haul Dist. km	No of 65t trucks
2008	[illegible]	370*	1,000	39.0	0.2	9.8	24.6	1.9	2.4	25.1	45.4	0.9	1.0	3
2009	[illegible]	1,863	5,051	38.8	0.2	9.1	24.6	1.9	2.4	25.2	45.3	1.0	1.1	3
2010	[illegible]	2,800	7,578	38.9	0.2	8.0	24.6	2.2	2.5	25.1	45.0	1.1	1.6	5
2011	[illegible]	2,800	7,544	39.1	0.3	7.7	24.7	2.2	2.5	24.9	45.1	1.1	1.7	5
2012	[illegible]	2,800	7,551	39.0	0.2	8.5	24.7	2.1	2.5	25.0	45.2	1.0	2.5	6
2013	[illegible]	2,800	7,562	39.0	0.2	10.0	24.6	2.1	2.4	25.0	45.3	1.0	2.9	7
2014	[illegible]	2,800	7,586	38.8	0.2	10.2	24.6	2.0	2.4	25.2	45.2	1.0	3.2	7
2015	[illegible]	2,800	7,578	38.9	0.3	10.2	24.6	1.9	2.3	25.4	45.1	0.9	3.0	7
2016	[illegible]	2,800	7,572	38.9	0.2	10.2	24.6	1.9	2.3	25.4	45.1	0.9	3.0	7
2017	[illegible]	2,800	7,550	39.0	0.2	10.3	24.7	1.9	2.4	25.3	45.1	1.0	3.4	8
2018	[illegible]	2,800	7,627	38.7	0.2	9.9	24.5	2.0	2.4	25.7	44.8	1.0	3.4	8
2019	[illegible]	2,800	7,628	38.6	0.1	8.6	24.5	1.8	2.4	26.0	44.7	0.9	3.4	8
2020	[illegible]	2,800	7,628	38.6	0.1	8.6	24.5	1.8	2.4	26.0	44.7	0.9	3.4	8
2021	[illegible]	2,800	7,662	38.5	0.2	7.8	24.4	1.9	2.5	26.0	44.6	0.9	3.9	8
2022	[illegible]	2,800	7,627	38.6	0.2	7.1	24.5	2.2	2.6	25.4	44.6	1.1	7.6	13
2023	[illegible]	2,800	7,676	38.4	0.2	6.6	24.4	2.2	2.6	25.7	44.3	1.1	8.6	15
2024	[illegible]	2,800	7,676	38.4	0.2	6.5	24.4	2.2	2.6	25.9	44.1	1.1	11.4	18
2025	[illegible]	2,800	7,676	38.4	0.2	6.5	24.4	2.2	2.6	25.9	44.1	1.1	11.4	18
2026	[illegible]	2,800	7,589	38.8	0.2	7.0	24.6	2.4	2.6	24.9	44.6	1.2	11.2	18
2027	[illegible]	2,800	7,610	38.7	0.2	6.7	24.6	2.3	2.6	25.2	44.7	1.1	12.2	19
2028	[illegible]	2,800	7,608	38.7	0.2	6.7	24.6	2.3	2.6	25.0	44.8	1.1	12.0	19
2029	[illegible]	2,800	7,621	38.7	0.2	6.3	24.5	2.2	2.5	25.1	44.8	1.1	12.2	19
2030	[illegible]	2,800	7,635	38.6	0.2	6.4	24.5	2.1	2.5	25.4	44.7	1.0	11.6	18
2031	[illegible]	2,800	7,662	38.5	0.2	6.7	24.4	1.9	2.5	26.0	44.4	0.9	10.0	16
2032	[illegible]	2,800	7,659	38.5	0.2	7.1	24.4	1.8	2.5	26.2	44.3	0.9	8.2	14
Total		**66,636**	**181,156**	**38.7**	**0.2**	**8.0**	**24.5**	**2.1**	**2.5**	**25.5**	**44.8**	**1.0**	**6.4**	

* Kt contained recoverable alumina on ROM stockpile

The mine methods are based on current mining practices in the Boké region. A conventional truck-and-shovel operation has been selected; the choice of equipment has been made as a function of the geometry of the Global Bauxite deposits and the proximity of a large bauxite reserve in very close proximity to the proposed Refinery. An estimate has been made of the capital and operating costs for the mining operation that will deliver 7.56 Mt annually of dry bauxite to the Refinery. Operating costs of 2.58 US$ per ton of bauxite are estimated for delivery to the crusher, excluding royalty and taxes. An initial capital investment of 19.8 million US$ in equipment is estimated for the mining operation.

Conclusions and Recommendations
The exploration programme has characterized the bauxite in sufficient detail and with the required accuracy for process design and resource evaluation. In addition, the exploration programme has established a reserve base, within easy distance of the Refinery, covering a twenty-five year period of bauxite production .

The Reserves, as shown in Table 3.b above, are considered to provide a robust reserve base for the project, capable of giving a reliable bauxite supply both in terms of tonnage and quality. The Global Bauxite can be supplied at a relatively modest and predictable cost since the mining operation uses current practices and is technically straightforward. The financial model for the overall Refinery Project demonstrates economic viability on the basis of the reserve estimates and the projected cost estimates associated with bauxite mining and grade control.

While there are minor issues to resolve in the short term concerning additional survey and bauxite density measurements, it is recommended that Global Alumina conduct development drilling covering the initial proposed mining area to assist in planning pre-production activities and the commencement of mining operations.

4. INTRODUCTION

BH&P's Mandate
Butty, Herinckx and Partners have been retained by GAC, an indirect wholly owned subsidiary of Global Alumina, to assist and monitor the exploration programme supervised by Global Alumina. In addition, BH&P has received the mandate from GAC to carry out resource *modelling, mine planning and reserve estimation of the* Mining Concession in the Boké region. The present report was prepared for GAC, in conformance with the requirements of NI 43-101.

Purpose of Technical Report
The present report is to demonstrate that

- Bauxite grades within the Mining Concession meet the Refinery specifications.
- Bauxite reserves are sufficient to provide a reliable bauxite supply to the Refinery, throughout the twenty-five year Project period, at the planned capacity of 2.8 million tonnes of alumina per annum.

Sources of Information
The Mineral Resource and Mineral Reserve estimates submitted in this report are based on exploration data and information referred to in Section 23 (References) and provided by Global Alumina in the form of:

- Complete drill hole database, including collars survey, assays and borehole logs.
- Maps and aerial photos, including a detailed DTM of the area.
- Reports on geology, QA/QC, exploration procedure manuals and exploration history.
- Bauxite characterisation and Process Simulation studies by BRDC-Hindalco Laboratories, India.
- Reports on check analyses and complementary bauxite analyses by Kimmerle Consultants and Hatch Associates, Canada.

Field Involvement
CBG's and Friguia's mining operations have been in production since the early 1970s and 1950s, respectively. BH&P have a long-standing involvement with both companies in the *mining district and the adjacent bauxite concessions. R.F. Herinckx and* D.L. Butty have both, as independent consultants, individually and jointly, been involved in bauxite exploration, resource and reserve modelling, mine development studies, mine planning, grade control and technical audits in connection with bank loans and mineral project development in Guinea and Sierra Leone for over twenty years.

Mr. D.L. Butty spent one week on site in February 2002 and again in November 2004, during which time he assisted *Global Alumina in planning the sampling and analytical procedures* for the resource definition drilling and monitored the exploration programme supervised by Global Alumina. R.F. Herinckx has not visited the Boké region in Guinea since 2001, but had meetings during the second half of 2005 with mining equipment suppliers currently active in Guinea, concerning heavy equipment performance and maintenance & repair contracts.

5. RELIANCE ON OTHER EXPERTS

In preparing this NI 43-101 technical report on Mineral Resources and Mineral Reserves as defined under CIM Definition Standards, BH&P have reviewed various reports and other documents listed in Section 23 and the material was found to be generally well organised and presented, and where applicable, the conclusions reached are judged to be reasonable.

BH&P consider that the Global Alumina technical team is well qualified and experienced in the field of bauxite development and processing. Key team members, acting as Consultants to Global Alumina, are Bryan S. Osborne, Professional Geologist, M.Sc. (Mineral Exploration 1967), Frank M. Kimmerle, Chemist Ph.D. (1967), Bryan Hiscox, B.Sc. and Paul Dixon B.Sc, both Bayer technology specialists. BH&P assume that all information or explanation given verbally or otherwise by Global Alumina's technical team or contractors was essentially complete and correct at the time of the preparation of this report and that no information has been intentionally withheld.

While BH&P assisted in setting up the procedures for sampling and analytical work, BH&P did not supervise the drilling, sample preparation, assaying, survey data or data capture into the exploration database. Field supervision was carried out by Bryan S. Osborne, P.Geo. on behalf of Global Alumina and was monitored by BH&P. On the evidence of duplicate drilling, the QC and QA reports supplied by Global Alumina, data validation and statistical checks performed on the data by the authors of this report, BH&P regard the exploration database as sound and reliable.

Based on the prefeasibility study for the project of July 2001, as updated in December 2005, (collectively, the Prefeasibility Study) BH&P is satisfied that all of the key technical, engineering, legal, operating economic, social and environmental factors have been evaluated and provide a reasonable basis for the conversion of Resources to Reserves. BH&P has carried out a resource estimate, developed a mine plan and produced a reserve estimate based on exploration data generated by Global Alumina. However, BH&P cannot offer an opinion on the technical viability, costs or recoveries of the proposed Refinery process. BH&P has not audited or verified the land position, ownership and conditions of tenure for the Global Concession. BH&P has not audited or verified the economic or financial analysis of the overall alumina Refinery project, for which it is not qualified. For this purpose, BH&P have relied upon the information provided by Michael Cella, Chief Financial Officer of Global Alumina.



6. PROPERTY DESCRIPTION and LOCATION

The Mining Concession covers 690 km^2 within the Prefecture of Boké in the northwestern sector of the Republic of Guinea. The Global Concession area for the project also includes the Port Area and the Industrial Zone at Kamsar. The following geographic co-ordinates define the limits of the Mining Concession:

Table 6. Mining Concession – Geographic Coordinates

Points	Latitude (N)	Longitude (W)
A	11°10'00"	14°10'00"
B	11°10'00"	13°58'00"
C	11°02'00"	13°58'00"
D	11°00'00"	13°54'00"
E	10°55'00"	13°54'00"
F	10°55'00"	14°10'00"

The Mining Concession has been granted to Global Alumina pursuant to an agreement dated October 15, 2004 between Global Alumina, GAC and the Government of Guinea, as amended by an amending agreement dated May 16, 2005 (collectively, the Basic Agreement). Pursuant to the terms of the Basic Agreement, on January 23, 2006, the Government of Guinea registered a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the Mining Concession has an initial term of 25 years, renewable in accordance with Section 34.2.2 of the Basic Agreement. Section 34.2.2 provides that the initial 25-year term will be automatically renewed for an additional period of 25 years. Beginning with the second 25-year term, upon the delivery, within six months of the expiry of such term, of a maintenance plan with respect to the Refinery and project installation, the Mining Concession may be extended for successive ten-year terms. Under the terms of an agreement dated January 13, 2006 between Global Alumina, the Government of Guinea and Compagnie des Bauxites de Guinée, if Global Alumina does not realize its Refinery project within six years from the date of the agreement, the Mining Concession will revert to the Government of Guinea.

The Mining Concession constitutes a single contiguous area and there are no other prospecting or mining titles within the boundaries of this area. However, under the terms of the decree issued by the Government of Guinea, the Mining Concession does exclude an area of 50 metres on either side of the railway line which runs through the Mining Concession area described in Table 6 above.

Global Alumina has the exclusive right to implement the Project (as such term is defined under the Basic Agreement) in the Concession Area. The activities relating to the Project are described in Article 26 of the Basic Agreement. This right has been granted by the Government of Guinea. However, Global Alumina has the responsibility to carry out the resettlement of populations affected by the Project in accord with the applicable World Bank guidelines. Property limits are determined by reference to a network of survey bench marks that have been surveyed by high precision GPS, however these limits have not been legally surveyed. Figure 6.1a indicates the location of the Mining Concession and that of the CBG Concession being mined by the Compagnie des Bauxites de Guinée (CBG).

The Mining Concession contains nineteen bauxite-bearing plateaux distributed throughout the property. The bauxite occurs on the flat, elevated areas of the Mining Concession, usually at the + 200m elevation. Global Alumina has carried out systematic exploration on three plateaux only, numbered 2, 7 and 15 (refer to Figure 6.1b). A number of other plateaux

have yet to be explored. No mining activities have exploited the bauxite within the Mining Concession.

The Company shall be subject to a mining royalty on the bauxite transformed into alumina at the moment of its exit from inventory, equal to five (5) percent calculated on the FOB value of the CBG bauxite at the date of the Basic Agreement. Royalties shall be levied from the first fiscal year following the date of the commercial production start up.

The property is not known to be subject to any environmental liabilities. Environmental Impact Assessments (EIA) have been filed for the port facilities in June 2004 and the refinery complex in February 2005. The Ministry of Environment approved the Port and Refinery EIAs on September 10, 2004 and May 23, 2005, respectively. Since the submission of these documents, the detailed engineering phase has been initiated and modifications have been made to some Project components. Global Alumina is continually working to improve the Project, and the modifications will be presented in an Addendum to the original EIAs in the coming months. Approval of the Port EIA has permitted Global Alumina to proceed with the construction of the port facilities. Construction of the port facilities commenced in January 2005.

For the mining aspects of the Project, the process for obtaining most of the necessary permits, clearances, and authorizations is addressed in the Mining Code of 1995, published by the Government of Guinea. Most of these processes have been streamlined and centralized under the Ministry of Mines and Geology or the Centre for Mining Development and Promotion (CMDP) within this Ministry. In other specific cases, such as the import and use of explosives, the procedure for obtaining the necessary permits is established in a Joint Ministerial Order (JMO).

The following permits are normally required before mining and refining operations may start:

1. Permit for Alumina Refinery*
2. Permit for the Use of Explosives
3. Permits for Tree Cutting, Land Clearing, and Excavation Activities
4. Permits for Construction
5. Permit for the Development of Transportation Facilities*
6. Permit for the Construction of a Power Station*
7. Permits for the Building of Dams, for Waterworks and for Water Quality
8. Permit for Compensation (Expropriation)
9. Permit for Quarry (for aggregates)

The foregoing permits designated by "*" are provided for under the Mining Code; for these permits the Minister of Mines and Geology will issue the necessary permit in cooperation with other concerned ministries. As of the date hereof, none of the designated permits have been issued. Where other permits require a formal application, Global Alumina is actively working with the Minister of Mines and Geology to secure the necessary permits. As of January, 2006, Global Alumina has applied for the following permits:

- Tree Cutting, Land Clearing and Excavation Work
- Waterworks
- Water Quality
- Quarry

Permits for the Use of Explosives, Water Supply Dam, Construction and Compensation have not yet been applied for. Other permits related to the port and town site development are required but not listed above.


GUINÉE-BISSAU
GAOUAL
Boké-Gaoual
Bauxite District
SANGARÉDI
Global
CBG
BOKÉ
KAMSAR
GUINEA
TÉLIMÉLÉ
FRIA
BOFFA
Atlantic Ocean
KINDIA
DUBRÉKA
COYAH
CONAKRY
FORÉCARIAH
SIERRA LEONE
Location of Global Mining Lease and Refinery Site
Boké Prefecture, Republic of Guinea

Fig. 6.1a Project Location


Bauxite Deposits Explored (by Global 2004-2005)
Bauxite-bearing Plateaus
Proposed Refinery
Boké - Sangaredi Road
Refinery Access Road
Railway
Tinguilinta
Global Alumina Bauxite Concession, Republic of Guinea
Principal Bauxite-bearing Plateaus and Proposed Refinery Site

Fig. 6.1b Bauxite Plateaux of the Mining Concession



7. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Project consists of a port facility with associated rail spur lines, marshalling yards, and support facilities, a mine, the Refinery with marshalling yards, a power plant, dams, and township for the workers and families, and an interconnecting rail line.

Topography, elevation, and vegetation
The Mining Concession area comprises a series of plateaux attaining heights of approximately 250m with steep valleys that drain into the Tinguilinta River basin whose elevation in the centre of the concession is approximately 50m above sea level. The plateaux are flat to gently sloping and support savannah vegetation of grasses and small clusters of trees; they provide grazing for the herds of cattle that migrate across the region. The steep valley slopes are forested and extensively used for cultivation by the local population who use traditional slash- and-burn farming methods of agriculture. The Tinguilinta River valley and its tributaries are home to most of the villagers who cultivate a range of crops such as maize, manioc, nuts and citrus fruits.

Proposed Refinery Site
The site of the mine, the Refinery and associated facilities will be approximately 210 meters above sea level at approximately 100 km east of Kamsar. The selected site for the Refinery in the north east sector of the Mining Concession, involves approximately 200 hectares for the Refinery and 300 hectares for mud disposal, or tailings area. The site is level or gently sloping and is not subject to flooding. The Refinery complex will include a coal-fired power plant capable of producing 156MW of electricity and 2000 tonnes per hour of steam. Geotechnical studies are underway at the Refinery area to assure appropriate foundation design. Hydrological studies are also underway to confirm the adequacy of the water supply for the Refinery.

Access
Port facilities are accessible by road and railroad. Sea access is provided via the Rio Nunez from the Atlantic Ocean. Typically, vessels enter the port at high tide and leave with the high tide.

The Refinery and associated facilities will be accessed from the main rail line by a rail spur approximately 15 km in length for bauxite shipments, delivery of various feedstock materials, and delivery of construction materials. Additionally there will be road access to and connecting the various associated facilities. A road system will connect the mining operations to the Refinery.

Infrastructure
The Port Area facility is located at the Port of Kamsar, which is located approximately 160km northwest of Conakry, Guinea. It is situated on the east bank of the Rio Nunez at roughly 15km from the Atlantic Ocean, near the mouth of the Dougoufissa Creek. The population of Kamsar is approximately 60,000.

The Port Area is connected by road to Boffa and Conakry in the southeast direction, and to Boké and Sangaredi to the northeast. The road to Conakry has recently been resurfaced and is in good condition. The road to Sangaredi has been asphalt paved within the past two years. An existing railroad running from CBG's bauxite mines to the Port of Kamsar is in



good condition and is currently operated by CBG.

The Refinery complex will be located near planned mining operations and about 30 km to the west of Sangaredi, which is approximately 125km from the Port of Kamsar. The population of Sangaredi is approximately 30,000.

Climate
Guinea has a defined rainy season that occurs from the months of May to November. During this seven-month period, the monthly rainfall increases from about 150mm to a maximum monthly average of 500 mm in July, August and September, before declining.

The hottest month is March when the daily mean maximum temperature is 37°C and the *minimum* is 21°C. The coolest month is August when the daily mean maximum temperature is 29°C and the minimum is 22°C.

Mining operations in Guinea are little affected by the climatic conditions with only exceptional rainstorms or periods of mist slowing down operations temporarily.



8. HISTORY

With increasing demand for aluminium after the Second World War, Bauxites du Midi, a French subsidiary of Alcan Inc., prospected the Boké region between 1948 and 1961. In 1963, Halco (51% interest), the principal shareholders of which were Alcan Inc., Alcoa World Alumina and Pechiney S.A., formed CBG with the Government of Guinea (49% interest), in order to mine and export the bauxite of the Sangaredi and surrounding deposits from the CBG concession.

The Mining Concession, covering 690 km², is the western area of the original CBG Concession that covered 1,292 km² and was issued to CBG in 1963. After a long period of construction which included construction of the cities of Kamsar and Sangaredi, the mining facilities at Sangaredi, a 135 km railroad to Kamsar, a bauxite crushing and drying facility and deep sea ship loading port at Kamsar, CBG started shipping bauxite in 1973.

Between March 1998 and December 2000, CBG carried out an extensive exploration programme to assess the full potential of the original CBG Concession both for exportable bauxite and also for bauxite that could be of lower grade and suitable to feed a local alumina plant grade. *The programme explored, to various detail, 36 plateaux* that are located within the original CBG concession but outside the actual CBG mining zone. It was discovered that most of the bauxite deposits meeting the export criterion were located in the eastern half of the original CBG concession, adjacent to the mining zone. The 690 km² covered by the Mining Concession has been released from the western half of the original CBG Concession to provide essentially non-export bauxite resources for Global Alumina's proposed Refinery.

Historical resource estimates on the *Mining Concession prepared by Geoconsult Ltd., on* behalf of CBG in 2001 were also reviewed for the purposes of preparing the technical report. These estimates show significantly greater resource estimates than those in the company's *technical report. However, these estimates* have not been prepared in accordance with CIM definition standards as required under NI 43-101. Global Alumina has not verified these estimates and cannot attest to their reliability. Accordingly, these data have not been used for purposes of the estimates contained in the technical report.



9. GEOLOGICAL SETTING

The bauxite deposits of the Boké-Sangaredi region are located in the centre of the Bové syncline, a large sedimentary basin infilled by Ordovician to Devonian strata and invaded by mafic sills and dykes. These strata rest unconformably on the older Archean-Proterozoic crystalline complex forming the West African Craton. The Bové basin trends NNW from Sierra Leone to Guinea Bissau, a distance of approximately 250km. The sediments exposed on the limbs of this structure show very low dips of one degree or so. The geology of the Boké region has been studied for in detail for many years by exploration teams led by Dr. Vladimir Mamedov of Geoprospects Ltd. (Section 23, References) to whom the description below of the regional and local geology, deposit types and mineralization may be largely attributed.

9.1 Paleozoic Stratigraphy

The sedimentary formations filling the Bové basin are described as follows:

The Silurian Télimélé Suite
Starting with a basal conglomerate the Télimélé group consists of black shales, argillites, and siltstones with local intercalations of sandstones. The age is based on graptolite species. At the base of the sequence the bedding is from 1.0 to 3.0 m thick thinning upwards to 5.0 to 10.0 cm. The thickness of the group is between 100 to 140 m.

The Devonian Faro Suite
Resting conformably on the Silurian sediments, the Faro Suite of Devonian age consists of two distinct members:

- The Lower Member is of fine grained quartzitic sandstone interbedded with thick lenses (1 to 5 m) of siltstones and argillites. The best exposures of this member are deep in the valley of the Tinquilinta River and the Kolinko and Puoutéré tributaries, in the center of the Mining Concession. A particular argillite horizon some 20 to 25 m thick may be traced laterally 7 to 8 km. Above this horizon is a sequence of alternating argillites and siltstones in units 3 to 7 m thick with sandstones intercalations 0.5 to 1.5 m thick. The overall thickness of the lower member is 160 to 170m.
- The Upper Member is made-up of essentially the same alternating sequence of argillites and siltstones from 0.5 to 3.0 m thick with lenses of quartz rich sandstones some 0.3 to 1.5 m thick. The overall thickness of the upper member is 150 to 160 m

The Devonian age of the Faro Suite has been established by its distinct fossil assemblage of brachiopods, crinoids and trilobites.

9.2 Mesozoic Intrusives

Cyclical epeirogenic movements related to the opening of the Atlantic Ocean during the Mesozoic resulted in widespread magmatic activity throughout West Africa. During the Late Triassic to Early Jurassic, the sediments of the Bové basin were extensively invaded by sills, dykes and irregular sheets of basic composition. They are fine to coarse grained with a massive appearance and homogeneous in composition with a very low sulfide content. The sills are generally up to 10m thick but can attain several tens of meters locally and extend laterally for several km. The dolerites or gabbro dykes are oriented parallel to the coastline. The argillaceous rocks in contact or in proximity to the dolerites are metamorphosed into flint-like hornfels.



Outcrops of fresh dolerite are exposed on the floor of major river valleys and sometimes in narrow gorges flanking the steep slopes of the plateaux. It has been extensively used for railroad ballast and construction material throughout the area.

9.3 Miocene Lateritic Sediments

Relicts of the Middle Miocene Sangaredi Formation have not been identified on the Mining Concession. This formation is essentially composed of coarse to fine grain clastic sediments eroded from a lateritic sequence, deposited and consolidated in a fluvio-lacustrine basin and exposed to further laterization that eventually produced the very high grade Sangaredi bauxite deposit and remnant deposits on parts of the surrounding plateaux. These deposits have been exploited by CBG since 1973. The Sangaredi Series erosional and depositional cycle is related to a late episode of tectonic activity.

9.4 Structural Geology

The evolution of the West African Atlantic margin is characterized by multiple deformation episodes of variable intensities in space and time. The Mining Concession straddles the axial zone of the Bové Paleozoic sedimentary basin that trends north northwest through the Boké region of Guinea. The basin covers an area of about 250 km long by 100 km wide and is infilled by the flat lying sequences of the upper member of the Faro Suite, flanked by its lower member to the east and west. The outer flanks and southern extension are occupied by the Silurian Télimélé Suite indicating a plunge of the fold axis towards the northwest. The dips are shallow towards the center of the fold.

The rocks of the Bové basin are cross cut by numerous regional fault and fracture systems. The two dominant fault systems run perpendicular to each other producing extensive block faulting. A deep-seated transform fault system extending from the mid-Atlantic ridge is oriented E-W to NE-SW along which transcurrent movements have taken place.

A long lasting rift fault system paralleling the Bové synclinal axis probably controlled the sagging and formation of the basin. This Proterozoic fault system was periodically reactivated during the Mesozoic and Cenozoic Eras. During the Cenozoic, prolonged crustal stability punctuated by tectonic activities and dip-slip movement along these faults resulted in the erosion of extensive surfaces creating large plateaux bound by scarps and arranged in step-like fashion upward towards the axis of the Fouta Djalon Uplift 100 km to the west. The present drainage system has preferably developed along the fault and fracture systems.

9.5 Geology of the Mining Concession

The Mining Concession is underlain by a stacked pile of argillite, siltstones and minor sandstone intercalations of the Lower and Upper Members of the Faro Suite, widely intruded by sills and dykes of Mesozoic dolerites. The bedrock on top of the plateaux may be either flat lying sediment or dolerite.

The general physiographic aspect of the Mining Concession is controlled by large flat to undulating lateritic plateaux deeply incised by a drainage network that has developed preferably along faults and fracture systems described above. It is only in the valleys of the streams and rivers that fresh rocks are exposed with the most frequent outcrops being dolerites. All surface rocks of the Mining Concession have been subjected to intense laterization since the Middle Miocene. This long lasting process has, for the most part, destroyed the original textures and transformed the bedrock into a typical lateritic profile with a hard near surface duricrust cap rock often hosting significant economic bauxite deposits. Both the sediments and dolerites may weather to bauxite with distinctive chemical and textural features.



10. DEPOSIT TYPE

The Boké region of Guinea is one of the world's most prolific sources of bauxite. The formation of such a large volume of lateritic bauxite concentrated in a relatively small area results from a combination of geological, climatic and geomorphologic factors that acted simultaneously over time.

As source rocks or protoliths, the argillite and siltstones of the Paleozoic formations have a high Al_2O_3 content ranging between 16.0 and 19.2% and a low Fe_2O_3+ FeO content in the order of 1.5 to 6.4%. Dolerite sills and related rocks have on average an Al_2O_3 content of about 15.0% but a higher iron oxide content in the order of 10.5%. The flat lying formations offer large continuous and homogeneous surfaces exposed to laterization.

Warm climatic conditions with alternating seasons saturate the rocks with water during the rainy season which, under variable pH and eH conditions, leaches soluble chemicals and percolates downward through the laterite column during the dry season. Stability in this seasonal regime and good drainage conditions must prevail over a long period of time to lead to a full desilication of the upper part of the profile. The oldest bauxitic plateaux of the Fouta Djalon date back to the Upper Cretaceous period some 83 My ago (Mamedov, 2001).

Some plateaux on the Mining Concession do not carry any bauxite because of insufficient drainage preventing leached chemicals precipitating at lower levels in the lateritic column or being flushed out into the drainage system. Usually, the step-like configuration and steep sided flanks of the various plateaux provides good drainage capability.

Laterization and bauxite formation is an unstable and evolving process over time. Once formed, bauxite deposits can be destroyed by a climatic change and erosion. A shift to a more humid environment, associated with denser and more active vegetation, promotes the solubility of the rock forming minerals, particularly that of iron phases which tend to be exported from the profile. Permanent water saturation favours re-silication. It is not unusual to find fields of bauxite fragments of all sizes and shapes littering the surface of bauxitic plateaux. This feature is most likely associated with past climatic variations. The degradation of the horizontal bauxite layer is done over large surface areas and once the climatic equilibrium is restored the underlying weathered level of the lateritic column favours the formation of a new bauxite horizon.

11. MINERALISATION

On the Mining Concession, bauxite deposits occur as flat layers forming a thick "blanket" type indurated cap covering the entire surface of the plateaux. Slightly tilted towards the west, they are bounded by steep sided slopes up to 200 m high. Nineteen bauxite-bearing plateaux occur within the Mining Concession. They range in size from 6.2 km² (No. 17) to 29.5 km² (No. 20).

Across any given plateau, the alternating sediments or dolerite sills cause the lateritic process to generate specific textures for each rock type. Some plateaux or portions of plateaux are covered with an iron-enriched capping of bauxite fragments, evidently derived from earlier periods of bauxite formation.



The general sequence of the lateritic profile stands as follows:

- The laterite (or duricrust) occupies the upper horizon of the lateritic alteration profile. It is essentially composed of consolidated oxides and hydroxides of aluminium and iron. The bauxite is developed in the upper part of the horizon where the Al_2O_3 content exceeds the Fe_2O_3 content. In the Boké region this horizon typically varies in thickness from 3.0 to 15.0m and is usually very hard near surface. The bottom 2.0 to 3.0 m of the horizon is more humid and friable and affected by the fluctuating water table. It is within these few meters that a sharp drop in Al_2O_3 content is often observed and the predominance of iron is marked by the presence of goethite, or alumogoethite, and hematite. The higher iron content is defined by a dark to wine red or brown coloration. Locally just before this transition, a very hard ironstone layer 10 to 25 cm thick may be present.
- The lithomarge immediately below the friable zone, is a compact but unconsolidated clay horizon, largely kaolinitic in composition. It is red to cream in colour and may reach several meters in thickness. During the exploration programme, this horizon was rarely drilled for more than a meter since it is of no economic interest.
- The saprolite zone develops just below the lithomarge. This horizon is characterized by highly oxidized bedrock but with preserved original textures. It can be 50 m deep and progressively becomes fresh bedrock.

Abundant fractures, fissures and vugs, often filled with iron oxide and hydroxide minerals, are conspicuous throughout the profile.

Generally, the lower part of the bauxite horizon is more aluminous with paler shades of colour; while the higher part shows an increase in iron and becomes reddish in colour. Locally, at the top of the horizon, iron rich minerals form a hard "iron cap" some 50 cm thick. Iron is also accumulated at the base of the bauxite as a hard and compact layer of laterite one or two meters thick. Typical logs and profiles are submitted in Section 26 (Illustrations).

12. EXPLORATION

In the framework of its development programme, Global Alumina has conducted field studies on the bauxites of the Mining Concession since April 2004.

12.1 Nature and Extent of Exploration Works

Global Alumina initiated a two-year exploration programme in 2004, completing during this period a total of 609 vertical drill holes for metallurgical testing, grade continuity studies and Resources definition mainly on grids of 300 x 300 m and 150 x 150 m, as shown in Table 12.1 and Fig. 12.1. Sampling was carried out at metric intervals, except for top soil, which was not sampled. In addition, two pits were excavated through the bauxite profile for in situ density tests. Samples from these same pits were also collected for bauxite characterisation, mineralogical and metallurgical studies that were carried out in support of process design.

Exclusive of duplicates and reference material, exploration assays added up to 7032. Except for holes drilled in 2004, samples were all logged for facies and physical description. In addition to two pits for dug for Global Bauxite characterisation, mineralogical and metallurgical studies were carried out in support of process design.

Table 12.1 Summary of Global Alumina Exploration Holes 2004 – 2005

PLAT.	DRILL CAMPAIGN	PERIOD OF ACTIVITY	GRID IN m	NUMBER OF HOLES		OBJECTIVE	ANALYSES
				ACTUAL	NUMBERS		LABORATORY
#2	Series A*	April-04	Sporadic	10	2GP0001-0010	Process tests on 20 yr feed*	CBG / Indalco
	Series B	June-04	Sporadic	7	2GPA0059-0065	Process tests on initial 10 yr feed	CBG/Indalco
	Geostatistical sq	2004	175 x 175	33	2GPA0026-0058	Resource definition- Continuity (A)	CBG
	Pairing	June-04	On square	9D	2GPDnnnn-nnnn	Continuity (B)	CBG
	2005	June-05	300 x 300	89		Indicated Resources	Ultra Trace
	2005	June-05	Profiles	16D		Twin holes	Ultra Trace
#3		March-05	3 x 300 m squares	15	nnnnnn-nnnnnn	Confirmatory	Ultra Trace
#7	Series A*	April-04	Sporadic	7	7GP0011-0017	Process tests on 20 yr feed*	CBG / Indalco
	Series B	June-04	Sporadic	7	7GPA0066-0072	Process tests on initial 10 yr feed	CBG / Indalco
	2005	May-05	150 x 150	283		Measured Resources	Ultra Trace
	2005	May-05	150 x 150	17D		Twin Holes	Ultra Trace
	Geostatistical sq	June-05	Cross	24		Resource definition - continuity	Ultra Trace
#15	Series A*	April-04	Sporadic	8	15GP0018-0025	Process tests on 20 yr feed*	CBG / Indalco
		March-05	3 x 300 m squares	14	nnnnnn-nnnnnn	Confirmatory	Ultra Trace
	2005	June-05	300 x 300	40	nnnnnn-nnnnnn	Indicated Resources	Ultra Trace
#17		March-05	3 x 300 m squares	15	nnnnnn-nnnnnn	Confirmatory	Ultra Trace
#33		March-05	3 x 300 m squares	15	nnnnnn-nnnnnn	Confirmatory	Ultra Trace

Drilling, pitting, sampling, field survey and sample preparation was carried out by Geoprospects Ltd.
D = Diamond Drill Holes twinned with Auger Holes




Exploration Drill Holes & Resource Categories
Concession Limit
Plateau Number
Indicated Resources
Measured Resources

Fig. 12.1 Drilling by Global Alumina 2004-2005



12.2 Bauxite Characterization Studies

Global Alumina carried out two drill programmes in 2004 to collect appropriate Global Bauxite samples for two phases of process test work that were carried out at the Belgaum Research & Development Centre (BRDC) of Hindalco Industries Limited (Hindalco) in India from June 2004 until February 2005.

In April 2004, 25 auger holes were drilled by Geoprospects on Plateaux 2(Koulore), 7(Lopé) and 15(Mobhi). Referred to as the A Series, these samples provided bauxite from across the extent of the three plateaux in order to prepare composite samples with characteristics that would meet the range of possible Refinery feed quality(*). During the same period, CBG provided bauxite samples selected as representative of bauxite that could be supplied under contract to Global Alumina. Seven plateaux were sampled on behalf of Global Alumina. One sample presented by CBG was from Plateau 12 in close proximity to the eventual Refinery. Because of its proximity, large resource base and the quality of its bauxite in line with the expected plant specifications, the sample of this plateau was selected as the "average grade sample". In June 2004, a further fourteen holes were drilled on Plateaux 2 and 7 to provide bauxite representative of the expected plant feed in the initial ten years of production. These holes are referred to as the B Series. Larger quantities of sample were required for more detailed and varied tests. The two plateaux are in proximity to the proposed Refinery site.

The results, procedures, methodology and the various parameters considered in the above studies are presented and discussed in Section 18 (Mineral Processing and Metallurgical Testing)

12.3 Grade Continuity Studies

In June-July 2004, Global Alumina carried out drilling to establish a model for the continuity of the bauxite deposit of the Kouloré deposit (Plateau No. 2). This plateau carries bauxite typical of the area and is being selected as one of the first to be exploited. Thirty three auger holes and nine diamond drill holes were drilled on a closely spaced drill grid at hole separations varying from 12.5m to 50m. Sections are presented in Section 26 (Illustrations) and show the lateral variability of grades and ore thickness. Detailed statistics and variography are presented in Section 20.1 (Exploratory Data Analysis).

12.4 Confirmatory Drilling

Limited confirmatory drilling was carried out in March 2005 on four plateaux (Nos. 3, 15, 17, 33, refer to Fig. 12.1), already drilled on orthogonal grids of 300 x 300m by CBG. The programme provided a total of 59 holes and 558 samples, and confirmed the presence of commercial bauxite of these plateaux.

12.5 Mineralogy and Petrology

Under the supervision of Dr. Vladimir Seredkin, Geoprospects Ltd. completed a study to define the physical, chemical and mineralogical characteristics of the bauxite found on Plateau 2.
Following the completion and description of the nine core drill holes, selected samples were analyzed for chemical constituents, thin sections of bauxite were described under the microscope and mineralogy was reconciled with XR diffraction.

(*) Two of these 25 holes (which also form part of the 609 holes drilled during 2004-2005, as referred to under Section 12.1) were drilled east of the current Mining Concession limit, prior to the issuance of the formal decree by the Government of Guinea setting out the geographic coordinates of the Mining Concession. (Refer to Section 6. Property Description and Location.) These two holes have not been utilized in the determination of the mineral resource and reserve estimates under Section 19, Mineral Resource and Mineral Reserve Estimates.



Table 12.5 X-Ray Diffraction Results – Bauxite Mineralogy

Sample	Lithology	Gibbsite %	Boehmite %	Goethite %	Hematite %	Kaolinite %	Quartz %	Anatase %	Rutile %	Illite %	Ilmenite %	Sum %	Goe/Hem	AlOOH Subsitut	Qtz/SiO_2
6883	Basal Clay	52.50	0.50	27.00	6.00	8.00	2.00	0.50	0.20		2.00	98.70	4.50	11.9%	0.43
1533	Bauxite	61.50	3.00	17.00	6.00	7.00	2.00	2.30	0.30			99.10	2.83	11.9%	0.38
3257	Bauxite	64.00	2.50	20.00	8.00	1.60	1.00	1.60	0.50			99.20	2.50	10.0%	0.58
3949	Bauxite	73.00	3.00	14.50	2.00	2.00	1.80	2.00	0.50			98.80	7.25	15.9%	0.67
4103	Bauxite	43.50	10.00	28.00	12.50	3.20	0.50	1.50	0.30			99.50	2.24	4.3%	0.25
4472	Bauxite	61.00	3.00	23.00	6.50	0.50	3.00	1.70	0.60			99.30	3.54	8.0%	0.97
4861	Bauxite	60.00	2.00	25.00	7.00	1.50	2.00	1.70	0.40			99.60	3.57	4.3%	0.38
5062	Bauxite	64.50	4.00	21.50	5.50	1.20	0.50	1.20	0.60			99.00	3.91	8.0%	0.50
5497	Bauxite	54.00	2.00	31.50	6.00	3.50	0.10	1.50	0.50			99.10	5.25	11.9%	0.06
5602	Bauxite	54.50	2.00	29.00	10.00	1.80	0.10	1.40	0.50			99.30	2.90	11.9%	0.11
6188	Bauxite	79.50	3.00	10.50	1.50	1.20	0.50	2.00	0.80			99.00	7.00	11.9%	0.45
6339	Bauxite	66.00	2.50	17.50	5.50	1.00	2.80	2.00	0.50			97.80	3.18	15.9%	0.80
6448	Bauxite	75.00	0.50	17.00	3.00	1.00	0.10	2.00	0.40			99.00	5.67	13.9%	0.17
7445	Bauxite	67.00	0.00	10.00	8.00	2.00	0.50	0.20	0.20	5.00	4.50	97.40	1.25	11.9%	0.13
7552	Bauxite	64.00	0.00	21.00	9.00	0.50	0.20	1.40	0.50		2.00	98.60	2.33	11.9%	0.48
7790	Bauxite	68.50	1.00	20.00	3.50	1.00	1.30	1.50	0.20		1.80	98.80	5.71	11.9%	0.74
Avg.	Bauxite	63.73	2.57	20.37	6.27	1.93	1.09	1.60	0.45			98.90	3.94	10.9%	0.45
1794	Lat. Bauxite	54.50	2.00	26.00	12.00	1.50	1.00	1.50	0.20			98.70	2.17	2.5%	0.60
2272	Lat. Bauxite	62.50	1.00	22.50	10.00	0.90	0.20	2.00	0.20			99.30	2.25	11.9%	0.32
2445	Lat. Bauxite	63.50	2.00	16.00	9.00	4.00	2.50	1.50	0.30			98.80	1.78	8.1%	0.52
2673	Lat. Bauxite	56.50	2.50	27.50	9.00	1.50	0.50	1.40	0.30			99.20	3.06	6.2%	0.38
2847	Lat. Bauxite	55.00	4.00	22.00	12.50	1.50	2.00	1.50	0.40			98.90	1.76	11.9%	0.78
4581	Lat. Bauxite	63.00	2.00	22.00	5.00	2.50	2.00	2.00	0.50			99.00	4.40	6.2%	0.67
6079	Lat. Bauxite	48.00	3.00	30.00	7.00	5.50	1.00	1.50	0.50	2.00		98.50	4.29	2.5%	0.23
Avg.	Lat. Bauxite	57.57	2.36	23.71	9.21	2.49	1.31	1.63	0.34			98.91	2.81	7.0%	0.46
1946	Laterite	59.50	3.00	17.00	9.00	5.50	0.50	2.00	0.30			98.80	1.89	11.9%	0.13




Laboratory scale alumina extraction tests at differing process temperatures were also conducted. The results of this study are presented in a comprehensive report submitted in December 2004 (Seredkin, M et al., 2004, in Section 23, References).

In 2005, diffractograms were prepared at Queen's University in Ontario and interpreted by Istvan Sajo at the Hungarian Academy of Sciences. The samples originated from plateaux 2,7,15 and 33 and from various lateritic facies. Results, summarized in Table 12.5, show a high Goethite/Hematite ratio of 3.9 in bauxite with close to 11% AlOOH substitution in Goethite. The boehmite content is generally below 3% as confirmed by bomb digest assays and a SiO_2/Quartz ratio of 0.45, close to the observed ratio SiO_2 /non-reactive SiO_2 of 0.49.

A study conducted by Dr. N. W. Bliss (February 2006) concluded that the bauxite contained *within the Mining Concession, is essentially trihydrate, with a boehmitic Al_2O_3 content around* 3%, but with patches of increased values of boehmitic Al_2O_3. This situation can be managed by careful monitoring of the boehmitic Al_2O_3 during grade control drilling so that appropriate blending is undertaken.

12.6 Physical Characteristics

12.6.1 In Situ Density

In situ density tests were conducted on two sites the northern and southern sectors of Plateau 7. Pits were excavated through the full bauxite profile and every metre was *volumetrically measured and the material excavated was weighed at the site. A number of* pieces of representative Global Bauxite were collected during excavation, immediately sealed in paraffin wax and sent to the laboratory in Sangaredi for moisture determination (Section 23, Global Alumina Exploration Manual). Results are reported in Table 12.6.1. An average dry density of 2 t/m^3 has been selected for resource and reserve estimation. Such a density figure is consistent with that used in the mining district and Friguia for similar bauxite.

12.6.2 Moisture Content

Moisture content of Global Bauxite varies with seasons. Based on statistics from the mine of Friguia, the run of mine is expected to average 9-10% moisture during the dry season and 10-12% during the rainy season.

12.6.3 Hardness, Rippability and Granulometry

Based on known overburden and bauxite characteristics in the mining district, borehole logs and pit description, estimates of hardness, rippability and granulometry stand as follows:

Table 12.6.3 Hardness, Rippability and Granulometry

Material	Hardness	Rippability	Granulometry mm
Lateritic Hard Cap	Very hard	Very Difficult	0 to > 1000
Global Bauxite	Hard to friable/soft	Difficult to easy	0 to > 1000

12.6.4 Handling Characteristics

Based on borehole logs, no adverse handling characteristics are anticipated. Sticky material is rare.



Table 12.6.1 In Situ Density Measurements
By Geoprospects

Site Id	Interval	Lithology of Bauxite	In Situ Density Dry t/m3
GA-1	0.0-1.0	Doleritic bauxites, yellow to red with veins of ferruginous laterite	2,01
GA-1	1.0-2.0	Doleritic bauxites, yellow to red, weakly ferruginous	1,92
GA-1	2.0-3.0	Doleritic bauxites, yellow to red, weakly amorphous	2,16
GA-1	3.0-4.0	*Doleritic bauxites, yellow to red, weakly amorphous and ferruginous*	2,08
GA-1	4.0-5.0	Doleritic bauxites, yellow to red with weakly amorphous patches and veins of ferruginous laterite	1,99
GA-1	5.0-6.0	Doleritic bauxites, yellow, weakly ferruginous Non-amorphous	2,05
GA-1	6.0-7.0	Doleritic bauxite, yellow, non-amorphous	1,99
GA-1	7.0-8.0	Doleritic bauxite, yellow, non-amorphous	1,89
GA-1	8.0-9.0	*Doleritic bauxite and lateritic bauxite, non amorphous*	1,90
GA-1	9.0-10.0	Doleritic laterites, transition zone in iron banding	2,03
		Average for Doleritic Bauxites	**2,00**
		Average for Doleritic Laterites	**2,03**
GA-2	0.0-1.0	Structural bauxite, strongly amorphous with veins of ferruginous laterite	1,86
GA-2	1.0-2.0	Structural bauxite, strongly amorphous with veins of ferruginous laterite	2,06
GA-2	2.0-3.0	Structural bauxites, weakly amorphous	2,12
GA-2	3.0-4.0	Structural bauxite, strongly amorphous with veins of ferruginous laterite	2,03
GA-2	4.0-5.0	Massive, structural bauxites, weakly amorphous	2,06
GA-2	5.0-6.0	Massive, structural bauxites	2,07
GA-2	6.0-7.0	Massive, structural bauxites	2,09
GA-2	7.0-8.0	Massive, structural bauxites, ferruginous	2,26
		Average for Structural Bauxites	**2,07**


Lithologies - Proportion
2.7% 2.3%
25.2%
42.1%
27.5%
Bauxite
Lat. Bauxite
Laterite
Soil
Basal Clay
Lithologies - Al2O3
35.1
32.1
39.9
44.9
Basal Clay
Bauxite
Lat. Bauxite
Laterite


Lithologies - Fe2O3
37.3
25.5
25.2
32.0
Basal Clay
Bauxite
Lat. Bauxite
Laterite
Lithologies - SiO2
4.8
2.7
2.1
23.7
Basal Clay
Bauxite
Lat. Bauxite
Laterite

Fig. 12.6.5a Facies and Grades




Logging - Description
0.2%
0.2%
3.0%
32.6%
60.8%
Massive
Friable
Organics
Cavity
Sticky
Logging - Hardness
0.4%
23.3%
69.3%
Hard
Soft
V. hard


Logging - Humidity
2.79%
25.71%
64.76%
Dry
Moist
Saturated

Fig. 12.6.5b Facies and Physical Characteristics

12.6.5 Facies

The following facies were described from borehole cuttings:

Table 12.6.5 Facies, Grades and Physical Characteristics

LITHOLOGY	TALLY		LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	Hardness	Humidity
Basal Clay	136	2.3%	14.6	23.7	1.9	25.5	32.1	Soft	Humid
Bauxite	2474	42.1%	24.6	2.1	2.5	25.2	44.9	Hard	Dry
Lat. Bauxite	1617	27.5%	22.3	2.7	2.3	32.0	39.9	Soft	Moist
Laterite	1482	25.2%	19.9	4.6	2.0	37.3	35.1	Hard	Moist
Other	171	2.9%							
Total	5880	100.0%							

Typical profiles and sections, showing the vertical and lateral distribution of the above facies, are presented in Section 26 (Illustrations).

12.7 Interpretation

The interpretation of exploration data is covered in subsequent sections covering all characteristics of the bauxite resources. Within the Mining Concession, bauxite occurs as a flat or gently sloping layer, forming a "blanket" type indurated cap 1-15 m thick, regularly spread across the plateaux. The bauxite layer is locally interrupted by islands of off-grade material and capped with thin top soil and/or a ferruginous hardcap. Bauxite resources of this nature are generally interpreted by

- X-sections to inspect the ore continuity, the distribution of the bauxite facies and their transitions to overburden, internal waste and floor material, and
- 2D modelling to represent the lateral distribution of grades and thickness (refer to Section 26, Illustrations, for X-sections and 2D maps).

12.8 Reliability of Data

Field works were carried out by an experienced contractor, Geoprospects Ltd., which has an excellent track record for reliability obtained during numerous and extensive exploration campaigns across the Boké bauxite belt. Field supervision was provided by Bryan S. Osborne, P. Geo., on behalf of Global Alumina.

Based on the witnessing of the drilling and sample collection procedures carried out by Geoprospects Ltd. and available QA/QC data developed by Global Alumina, BH&P are confident that the exploration data and sampling provide a sound basis for Resource and reserve estimates.

13. DRILLING

13.1 Drilling Method

In the bauxite fields of Guinea, both auger and core drilling are used to prospect and develop deposits. Drilling conducted by Global Alumina from 2004 to 2005 is summarized in Table 12.1 and Figure 12.1.

Auger drilling is a rapid, reliable and economic method to outline bauxite horizons. The cuttings generated are easy to handle and allow the geologist to recognize the presence of bauxite in the profile. Core drilling is used mainly for stratigraphic control. Both techniques are reviewed in this section. On account of the short drilling depths, down-hole survey is not carried out. There is no error related to true widths since the holes are vertical and the bauxite layer is essentially horizontal. Hence, sample lengths represent the true width of mineralization.

Auger Drilling

Since 1997, Geoprospects Ltd. (previously Geoconsult Ltd.) has been the main exploration drilling contractor for CBG. Global Alumina has been contracting Geoprospects Ltd. since early 2004. The field methods and procedures used by Global Alumina - essentially the same as the one used for CBG programmes – are fully described in Global Alumina's Exploration Manual (Section 23, References).

The auger consists of a trepan cutting bit of 142mm diameter, mounted on a drill stem with spiralled flanges of 138mm diameter to lift the bauxite to surface by reverse rotation. Geoprospects maintains a fleet of Russian made auger machines (UGB-50 M), mounted on all terrain 6 wheel military trucks (ZIL- 131) that provide good accessibility.

All holes are drilled vertically since the bauxite horizon is essentially horizontal and its lateral continuity defined by drilling. The true thickness of the lateritic and bauxitic units corresponds to the length of the drill rods drilled through these units as recognized by the logging geologists. Drilling is continued until one meter of lithomarge clay is encountered at the base of the bauxite profile. The average depth of drilling is 10 m. The topsoil on the surface is not sampled and is excluded from the first meter sample interval; the depth of the soil is however, recorded. For each meter drilled, the material is lifted to surface by reverse rotation of the screw-like drilling rod. To minimize sample contamination from cuttings left over from the previous sample lifted to surface, the first 10 to 20 cm of cuttings reaching the surface are discarded.

The remainder of the sample is raked onto a wooden scoop tray. The sample is then poured into a conventional chute sample splitter, remixed and separated three times to homogenize the sample as much as practical before taking a sample (about 3 kg) from one of the splitter trays. The rest of the sample (about 25 kg) is poured on the ground to form a heap from which small cuttings are extracted and broken with a hammer to identify the presence of bauxite and/or iron oxide minerals in the sample. Side by side, the heaps are logged individually by the geologist for physical characteristics.

The cuttings are sampled for each one meter interval. In moist ground conditions, it is necessary to pullout the entire drill string after each meter to be able to collect the material stuck onto the drilling rods. After each run in humid and sticky bauxite or laterite, the spiral rods are cleaned with metal brushes to avoid contamination of the following sample.

The auger drilling season is normally between December and July. From August to November access to the plateaux and drilling itself becomes difficult because of the frequent rain and the water saturation of the bauxitic column which impairs the sampling procedures.

Diamond Core Drilling

Coring is used in the Sangaredi region as a means to provide an undisturbed, continuous sample of the bauxitic horizon and adjacent material. It provides means to verify the bauxite



lithologies and precise thickness. Wireline PQ drill rods (core diameter of 114.3mm) have been used to provide large representative samples. To maximise recovery, drilling is slow and drill runs are short (around 1 .5m). The core is usually logged on site in wooden core boxes. The boxes are covered for transportation to Sangaredi where the core is split in half with a carbide blade bench saw for detailed lithological description and sampling.

Coring is not favoured as a systematic sampling tool. The method is slow, comparatively more expensive, requires water, and sample preparation is exhaustive. There is also the possibility of creating an analytical bias, since the circulating water necessary to lubricate the core bit has a tendency of washing out certain mineral species from the bauxite. As a result, on individual plateaux no more than 10% of the drilling should be done with core.

The detailed core drilling procedures are elaborated in Global Alumina's "Exploration Manual – Procedures and Standards" in Section 23 (References).

Survey
All survey work is tied into the UTM WGS-84 co-ordinate system. Two survey bench marks exist on each plateau which are used to tie in all the access roads and drill hole sites. All plateau survey data for the work completed has been collected by Geoprospects using a Nikon DTM 350 total station tachometer. The holes are spotted by tachometer prior to drilling. A re-check of a series of hole collars after drilling in May indicated some differences between the intended hole location and the actual.

In July MAPS, an internationally recognised survey company was commissioned by Global Alumina to set up a project system of bench marks and to undertake a detailed survey of these new bench marks and those previously set up by CBG on the various bauxite plateaux. *Following these new validated co-ordinates, Geoprospects were asked to re-survey all the* Plateau 7 boreholes to ensure accuracy in classifying the Reserves here as Proven. Results are shown in Figure 13.1b. The other plateau holes will be re-surveyed as appropriate to the status of exploration


Box plots - Position Errors - Plateau 7
Yd
Xd
Zd
40
20
0
-20
-40
-60
-80
-100

Fig. 13.1a Difference between Planned and Actual Borehole Location

Except for one hole misplaced and one hole shifted due to adverse ground conditions, survey of actual borehole positions in Plateau 7 resulted in minor coordinate differences only. The large difference in elevation is due to a change of datum.





A discrepancy of some 2m exists between field survey and the DTM provided by MAPS. Global Alumina plans to address this issue shortly.


Box plot - Elevation Resurveyed By Geoprospect in Plateau 7 vs. MAPS DTM
6
5
4
3
2
1
0
-1
-2
-3

Fig. 13.1b Difference between borehole elevation and DTM by MAPS

13.2 Check Drilling

Twin Holes – Auger
While grade differences are significant, increasing with depths (Figure 14.2a), average grades remain consistent. This a standard feature with bauxite; similar grade scattering around a common mean is observed for half cores.

Twin Holes – Auger vs. Core Drilling
This comparison illustrates the grade bias generated by the removal of fines by fluids used in coring. *It is a known fact in the mining district that core drilling tends to improve* Al_2O_3 and reduce SiO_2. In this case, the improvement adds up to +0.95% Al_2O_3 and -0.3% SiO_2. The overburden and bauxite thicknesses are within tolerances, indicating that the definition of ore intercepts is consistent.

Twin auger/core holes have been used to estimate the C_0 (nugget) of grade accumulations, with the following results:

	Ore Thickness	SiO_2ac	Fe_2O_3ac	Al_2O_3ac
Co	0.18	0.55	0.27	0.17

Because of the grade bias mentioned above, this data set is not ideal to compute C_0. Failing any better support at this stage, the above estimates provide an indication of the behaviour of variograms at the origin, which is helpful for variogram modelling.



Table 13.2a Statistics of Differences – Twin Auger Holes

Comparison of Paired Samples

Statistics of Differences	LOId	SiO_2d	TiO_2d	Fe_2O_3d	Al_2O_3d
No. of values used	34	34	34	34	34
No. of values ignored	0	0	0	0	0
No. of min. val.	1	1	1	1	1
% of min. val.	2.941	2.941	2.941	2.941	2.941
Minimum	-5.700	-5.570	-0.860	-26.300	-13.500
1st quartile	-1.300	-2.490	-0.430	-5.700	-2.700
Median	0.730	-0.215	-0.265	-0.200	0.450
3rd quartile	2.900	0.950	0.130	6.100	4.000
Maximum	7.800	3.640	0.800	18.800	16.000
Range	13.500	9.210	1.660	45.100	29.500
Sum	22.000	-21.150	-5.050	-28.710	34.400
Mean	0.647	-0.622	-0.149	-0.844	1.012
Geometric mean					
Harmonic mean			1.077	-1.044	
Kurtosis (Pearson)	-0.372	-0.365	-0.570	0.277	-0.046
Skewness (Pearson)	0.117	-0.648	0.267	-0.422	0.171
Kurtosis	-0.046	-0.037	-0.291	0.757	0.357
Skewness	0.128	-0.710	0.292	-0.462	0.187
CV (standard deviation/mean)	5.007	-3.539	-2.609	-11.653	6.570
Sample variance	10.186	4.704	0.146	93.981	42.891
Estimated variance	10.495	4.847	0.150	96.829	44.191
Sample standard deviation	3.192	2.169	0.382	9.694	6.549
Estimated standard deviation	3.240	2.202	0.388	9.840	6.648
Mean absolute deviation	2.416	1.756	0.323	7.252	4.971
Median absolute deviation	2.100	1.255	0.275	5.900	3.450
Standard-error	0.556	0.378	0.066	1.688	1.140
Lower bound Mean CI	-0.483	-1.390	-0.284	-4.278	-1.308
Upper bound Mean CI	1.777	0.146	-0.013	2.589	3.331

Percentage differences stated in absolute terms

Fig. 13.2a Twin Auger Holes – Down Hole Differences


Statistics of Differences - Twin Auger Holes
% Grade Differences with Depths (absolute terms)
-20
-15
-10
-5
0
5
10
15
20
25
Depth m
SiO2
Fe2O3
Al2O3

The above graph shows the grade differences (absolute %) of twin auger holes with depths. Note the negative correlations of Fe_2O_3d and Al_2O_3d. SiO_2d remains moderate until reaching the base of bauxite.



Table 13.2b Statistics of Differences – Twin Auger/Core Holes

Comparison of Composite – Auger – Core Grades – Last Auger Hole Not Considered (refer to Fig. 13.2b)

Statistics of Differences	Obd	OREd	LOId	SiO_2d	TiO_2d	Fe_2O_3d	Al_2O_3d
No. of values used	39	39	39	39	39	39	39
No. of values ignored	0	0	0	0	0	0	0
No. of min. val.	1	1	1	1	1	1	1
% of min. val.	2.564	2.564	2.564	2.564	2.564	2.564	2.564
Minimum	-7.500	-9.300	-3.672	-4.898	-0.706	-6.357	-7.681
1st quartile	0.000	-1.700	-1.221	-0.314	-0.329	-0.956	-2.376
Median	0.000	0.000	-0.634	0.260	-0.082	0.947	-0.830
3rd quartile	0.500	1.000	0.085	0.850	0.077	2.439	0.500
Maximum	2.000	3.500	9.742	4.056	0.746	10.944	5.943
Range	9.500	12.800	13.414	8.953	1.452	17.301	13.624
Sum	-1.500	-17.600	-15.414	11.595	-3.206	45.260	-36.894
Mean	-0.038	-0.451	-0.395	0.297	-0.082	1.161	-0.946
Geometric mean							
Harmonic mean			-0.483	1.607	-0.033		-15.796
Kurtosis (Pearson)	14.561	3.450	12.265	3.118	0.226	0.293	0.175
Skewness (Pearson)	-3.398	-1.525	2.851	-0.630	0.378	0.295	-0.049
Kurtosis	17.856	4.501	15.096	4.101	0.626	0.705	0.564
Skewness	-3.676	-1.650	3.084	-0.682	0.409	0.319	-0.053
CV (standard deviation/mean)	-38.289	-5.229	-5.236	4.909	-3.553	3.217	-3.141
Sample variance	2.113	5.426	4.172	2.076	0.083	13.577	8.601
Estimated variance	2.169	5.569	4.282	2.130	0.085	13.934	8.827
Sample standard deviation	1.454	2.329	2.043	1.441	0.288	3.685	2.933
Estimated standard deviation	1.473	2.360	2.069	1.460	0.292	3.733	2.971
Mean absolute deviation	0.682	1.689	1.163	0.953	0.229	2.692	2.136
Median absolute deviation	0.300	1.000	0.619	0.574	0.189	1.492	1.330
Standard-error	0.236	0.378	0.331	0.234	0.047	0.598	0.476
Lower bound Mean CI	-0.516	-1.216	-1.066	-0.176	-0.177	-0.050	-1.909
Upper bound Mean CI	0.439	0.314	0.276	0.770	0.012	2.371	0.017

Percentage differences stated in absolute terms


Auger vs. Core
Ore Thickness
Al2O3
Auger
Core


Auger vs. Core
SiO2
Auger
Core


Auger vs. Core
Fe2O3
Auger
Core

Fig. 13.2b Statistics of Differences Twin Auger/Core Holes
Note last Auger Hole (40) has no bauxite
Percentage differences stated in absolute terms



13.3 *Interpretation*

The auger drilling methods used by Global Alumina are appropriate for the nature of the *mineralization* and ground conditions; the same methods are used throughout the Boké region. It is important to supplement the auger drilling with limited core drilling to validate the lithologies and accuracy of depths determined by augering. Global Alumina has carried out *sufficient coring to confirm the satisfactory results achieved* by auger drilling. BH&P have used only the auger drill results in resource modelling however, given the grade bias that is common to coring bauxite as discussed above. True widths are achieved by drilling vertical holes through the horizontal bauxite horizon.

The interpretation of drilling results is examined in Section 20.1 (Exploratory data analysis), which covers univariate, bi-variate, multi-variate and spatial statistics as well as sensitivity to cutoff grades and modelling.

14. SAMPLING METHOD AND APPROACH

14.1 Sampling Method

The exploration and sampling of bauxite deposits in Guinea is predominantly done with drilling. Resources are outlined with orthogonal drill patterns covering the entire surface of bauxite bearing plateaux, which are successively drilled at reduced spacing, from 600 x 600 m for reconnaissance down to 25 x 25 m for pre-production.

The sampling approach and procedures implemented by Geoprospects have been developed in their Guinean bauxite exploration programmes over the years and have been adopted, with minor modifications, by Global Alumina. They are similar to those employed by CBG. A *general* flow sheet on the sampling and sample preparation procedures is presented on Figure 14.1. Plates 14.1a-c display sampling being conducted by Geoprospects' drilling crew.

Factors that could materially affect sampling results include poor recovery and sample contamination.

14.2 Sampling Recovery

Each meter drilled by auger normally produces about 30 kg of cuttings in a powdery matrix. This material is sampled in its entirety onto a wooden palette from which the sample is passed through a chute sample splitter and by attrition sub-division is reduced to a 2 to 4 kg sub-sample. The remainder of the sample is stacked on the ground and a detailed *log* of physical characteristics is prepared by the geologist.

Fig. 14.1 Flow Sheet of Auger Drilling Sample Preparation Procedures


Cuttings from 1m Interval
28-30 kg
Sample mixing
Splitting of sample at drill site
Reject
Air dried
2-4 kg
26-28 kg
Crushed to -2mm
Reject
Witness sample to archive
1-2 kg
500 g
500 g
Reject
250 g
250 g
Pulverised to -149 micron
To Laboratory A
50 g
200 g
50 g
50 g
100 g
Internal
Control Lab A
External
Control Lab B
Witness

Note: For the May 2005 drilling, the samples were pulverised by Ultra Trace down to 75µm. Thereafter, sample pulverisation was entirely carried out at the Sangaredi sample preparation facilities by Geoprospects. Sixty check samples pulverized by Geoprospects were re-ground by Ultra Trace to ensure that proper pulverisation was achieved.

Plates 14.1a – Collecting drill cuttings and splitting into samples

Sample recovery is within 80 to 90%. Samples or part thereof may be lost due to small cavities, vugs or open fractures in the lateritic profile. To improve recovery of lower samples in deep holes, the entire drill string is retrieved from the hole to recover the portion of sample left on the screw that did not reach surface. Where present, the top soil horizon, usually from 0.3 m to 0.5 m is not sampled. The upper iron duricrust is sampled (this material normally contains in the order of 37.5% Al_2O_3) since it will eventually be mined with the underlying bauxite.



Plates 14.1a

Each sample is numbered on a tag on which the plateau and hole number, the interval sampled and the date are written. The tag is attached to the heavy duty plastic sample bag and is sealed with staples. All the samples collected from each hole are placed in large woven plastic bags for transportation to the sample preparation facility located at Geoprospect's technical base in Sangaredi.

Plate 14.1b – Drill site logging of cutting heaps and labelling of samples

All of Global Alumina's field and reference samples are stored in a container at the Geoprospects facilities in Sangaredi. The container in which shelves have been built to improve storage is for the exclusive use of Global Alumina. When not in use the container is kept locked at all times.



Plate 14.1b

14.3 Rock Types

Sample lengths are not based on rock types and resource modelling is not controlled by rock types. As described in Section 12.6, rock types are logged with a view to provide indications on physical characteristics, relevant for mining and material handling.

14.4 Sampling Quality

Drilling methods and field sampling procedures are consistent with accepted standards for bauxite exploration. The size of sample retrieved per meter (28-30 kg), the sample recovery (80-90%) and the method of drilling are deemed adequate to prevent excess random errors and/or sampling bias.

BH&P consider that the supervision by Global Alumina and quality control applied have been appropriate to ensure reliable sampling of bauxite.

A list of bauxite composites, with grades and lengths, is provided in Section 26 (Illustrations), together with a plan of borehole locations. Composite lengths represent the true width of the mineralization.

15. SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1 Sample Preparation

In 2004, sample pulverisation was carried out by CBG in their sample preparation facilities at Sangaredi, in keeping with CBG's standards and under the supervision of Global Alumina (refer to "Summary of Data Available for Bauxite Evaluation, Sangaredi Refinery Project, Global Alumina", by Bryan S. Osborne, P.Geo., October 2005). The methods, sample flow sheet and equipment used subsequently for the sample *preparation carried out* by Geoprospects were to a large extent duplicated from CBG, as described below.

At the Geoprospects preparation laboratory, sample reduction is carried-out in conformity with International Standard ISO-6 140- Aluminum Ores-Preparation of Samples. Well-trained *employees under the supervision of a geologist are:*

1. Spreading every sample on plastic sheets or steel plates and left to dry under the sun for at least three hours before being sent to the crusher *for reduction*.
2. Each sample is then crushed with a 15 cm jaw crusher to -2mm.
3. Each sample is split to leave a 500g witness sample and then 250g is sent for grinding with a (Bico) disk pulverizer to -100 mesh.
4. After homogenisation by rolling the sample in a plastic sheet, each sample is spread to *about one cm* thick and divided into 20 squares from which a 50g sample is progressively scooped into a pre-labelled plastic bag (Plates 15.1b to d).
5. For internal and external laboratory quality control, at every twentieth sample, two duplicates of 50g samples are also prepared. *One sample is included in the sequence of* samples to be shipped to the principal laboratory and the other is sent to second laboratory for reproducibility.
6. The samples are packaged in properly labelled plastic sleeves and finally put in metal cases sealed with steel straps and ready for shipping to the laboratory.


Plate 15.1a – Auger drill samples drying under the sun



Plate 15.1b – Sample being homogenized with plastic sheet



Plate 15.1c – 50 gram sample being scooped from homogenized sample





Plate 15.1d – Samples in plastic sleeves, ready for shipping to the laboratory



15.3 Analytical Procedures

Reference Sample

The initial Global Alumina Reference Sample was prepared from a composite of twelve bauxite intervals of 1m from the A and B Series process drilling of April and June, 2004, respectively. It was intended to represent typical bauxite from the project area. The twelve intervals, weighing approximately 1.5 kg each, had been analysed at both by CBG at Kamsar and by ALS in Vancouver. This work was done to ensure that the sample was close to average grade for the plant feed. The sample was thoroughly homogenised in the CBG sample preparation laboratory, split, and put into un-numbered 50g standard sample bags.

Table 15.3a Reference Material

Reference Samples		SiO_2 %	Al_2O_3 %	Fe_2O_3 %	TiO_2 %	LOM %
CBG	12 Samples	1.96	42.47	28.81	2.19	23.82
ALS	12 Samples	2.15	42.38	28.51	2.33	23.68

Laboratories

For the Series A and B process samples, analytical work was carried out at the CBG laboratory and at Hindalco. The geostatistical drilling samples were analysed at the CBG laboratory.

Since 2005 all systematic analytical work has been carried out by Ultra Trace Laboratories in Western Australia. A comprehensive programme of validation of this laboratory for their XRF analytical methods has been carried out at Hindalco (India). A limited programme of validation of the Hindalco digestion tests has been carried out Windalco (Jamaica). Control reports are available covering the analytical work carried out at CBG, Hindalco and Ultra Trace.

Table 15.3b Summary of Analytical Work

Date	Programme Name	Plateaux	Holes	Laboratory	XRFs	Duplicates	References	CRMs	Digests	TOC	Xstal. Size
April, 2004	A Series - Process	2,7,15	25	CBG	234	30			30		
				Hindalco	234						23
July, 2004	Geostats. - Auger	2	33	CBG							
	Coring	2	9	CBG	449						
June, 2004	B Series - Process	2,7	14	CBG	332						
Mar, 2005	Confirmatory	3,15,17,33	59	Ultra Trace	577	28	28		24		
Mar, 2005	Confirmatory	3,15,17,33	Composite	Hindalco	24				24		
May, 2005	Resource Augering	7	283	Ultra Trace							
	Geostats. - Auger	7	24	Ultra Trace							
	Coring Profiles	7	17	Ultra Trace							
	Pits (2)	7									
June, 2005	Resource Augering	2	89	Ultra Trace							
	Coring	2	16	Ultra Trace							
June, 2005	Resource Augering	15	40	Ultra Trace	5736	282	188	156	50	300	
Sept., 2005	Hindalco Validation			Hindalco	273	15		28	50		
June, 2005	SRK Audit	3,15,17,33		Hindalco	10				10		
				Windalco					10		
Oct., 2005	XRD Phase analysis	2,7,15		Queens,HAS	20						
2004/05	Total		609		7865						



XRF and LOI Analysis

CBG carried out XRF assays and TGA LOI determinations for 81 holes drilled in 2004 for process samples (the A and B series) and geostatistics. Ultra Trace, was contracted in 2005 for the major oxides assays. For the May 2005 drilling, the -2mm samples were dried in convection ovens at 105°C and pulverised to 75µm by Ultra Trace. For all subsequent work the samples were crushed to -2mm and pulverised to -149 µm by Geoprospects. A series of sixty samples were treated b both methods to ensure no bias in changing the methodology. The samples were then weighed in batches (30 at a time) in two glass vials placed in an oven at 105°C. One whole vial of sample was used for the LOI determination and the other whole vial for the XRF fusion.

LOI determination by TGA followed the Alcan procedure:

- Moist – 105°C, Nitrogen on, hold 20 min and weigh to 0.05% tolerance.
- Ramp to 1000°C at 25C per minute.
- LOI – 1000°C, Nitrogen off, hold 20 min and weigh to 0.05% tolerance.

XRF fusion discs were prepared by casting in a rocking furnace at 1050°C using 0.66g of sample and 7.0g of 12:22 flux. The samples were analysed using a Philips PW2404/2440 X-Ray Spectrometers using a 4KW end window Rh X-ray Tube. The following oxides were analysed: SiO_2 (0.01%), Al_2O_3 (0.01%), Fe_2O_3 (0.01%) and TiO_2 (0.01%). Hindalco, contracted for bomb digest assays, also carried out XRF and LOI assays of duplicates sent to Ultra Trace. In addition, Hindalco assayed CaO (0.01%), Cr_2O_3 (0.001%), K_2O (0.01%), MgO (0.01%), P_2O_5 (0.001%), SO_3 (0.001%), ZrO_2 (0.01%), V_2O_5 (10ppm), BaO (0.01%) and MnO (0.01%). Figure in brackets is minimum detection limit.

Total Organic Carbon (TOC)

Sub-samples of 0.5g were warmed with hydrochloric acid to eliminate the presence of *carbonate, reacted samples were then dried to remove residual acid* and subjected to total combustion analysis. To this effect, Ultra Trace used a "Labfit" CS-2000 Carbon Sulphur analyser. This instrument is of the resistively heated type and is capable of determining Carbon to low detection limits (0.01%) in mineral samples. TOC was analysed for all holes falling on two chosen cross sections through Plateau 7N and 7S as shown in Table 15.3d. TOC levels are moderate to low and are not of concern for the Bayer process.

Bomb Digests

Bomb digests were conducted by the Hindalco laboratory to confirm the available alumina under low and high temperature conditions.

Table 15.3c Bomb Digest Conditions

Designation	Bomb Digest	
	T = 150°C	T= 225°C
Caustic conc. g/l NaOH	100g/l	200g/l
Bauxite charge	3.25 g	1.0 g
Min. time to reach T	5 min.	5 min
Time at Temp in minutes	25	60

CBG also carried out a few bomb digest for initial orientation work on bauxite characteristics (not used for resource evaluation) and provided phase estimates for $RSiO_2$ and AA (both low and high temperature) derived with the BQuant software developed by Alcan, which is the standard method used at the CBG for exploration and exploration samples.

Table 15.3d TOC Assays by Ultra Trace

Colour coding: >0.2% brown, 0.2 – 0.11% yellow, <0.11 green

	South Block Holes Drill Holes								North Block Holes Drill Holes								
Interval m	102GS	104GS	423538	423544	423566	423562	423568	423550	531406	531412	531418	525424	537436	531430	537442	Average TOC	
0-1	0.16	0.35	0.06	0.21	0.02	0.15	0.18	0.16	0.16	0.28	0.07	0.24	0.10	0.05	0.19	0.16	0.16
1-2	0.11	0.17	0.23	0.17	0.00	0.05	0.18	0.05	0.13	0.12	0.03	0.14	0.10	0.05	0.12	0.11	0.13
2-3	0.04	0.10	0.16	0.05	0.01	0.07	0.18	0.10	0.16	0.14	0.08	0.14	0.06	0.03	0.12	0.10	0.12
3-4	0.07	0.10	0.14	0.06	0.00	0.07	0.11	0.05	0.14	0.12	0.06	0.10	0.03	0.10	0.10	0.08	0.10
4-5	0.04	0.11	0.16	0.11	0.06	0.02	0.08	0.06	0.19	0.18	0.13	0.10	0.07	0.11	0.13	0.10	0.10
5-6	0.07	0.07	0.14	0.23	0.05	0.05	0.11	0.08	0.19	0.15	0.06	0.10	0.05	0.12	0.08	0.11	0.11
6-7	0.04	0.07	0.16	0.14		0.11	0.11	0.02	0.16	0.12	0.03	0.09	0.09	0.11	0.08	0.10	0.10
7-8	0.05	0.05	0.14	0.08		0.03	0.05	0.02	0.14	0.07	0.05	0.08	0.10	0.09	0.08	0.07	0.09
8-9	0.05	0.02	0.12	0.06		0.15	0.05	0.02	0.14	0.08	0.00	0.11	0.07	0.02	0.08	0.07	0.08
9-10	0.03	0.02	0.14	0.10		0.14	0.05	0.07	0.14	0.12	0.02	0.09	0.02	0.02	0.16	0.08	0.08
10.11	0.04	0.11	0.14			0.12	0.13		0.11	0.18	0.07	0.10	0.04	0.00	0.07	0.09	0.09
11.12			0.13							0.10	0.05	0.11	0.06	0.02	0.07	0.08	0.08
12-13										0.08	0.05	0.09	0.07	0.00	0.08	0.06	0.07
13-14										0.09	0.11	0.13	0.06		0.07	0.09	0.08
14-15											0.04	0.14			0.09	0.09	0.09
15-16											0.03	0.13				0.08	0.08
16-17											0.03	0.11				0.07	0.08



Table 15.3e Major and Minor Oxides by Hindalco

Minor Oxides Add up to 0.68%

Descriptive statistics	LOI	ZrO_2	ZnO	Fe_2O_3	MnO	Cr_2O_3	V_2O_5	TiO_2	CaO	K_2O	P_2O_5	SiO_2	Al_2O_3	MgO
No. of values used	326	326	326	326	326	326	326	326	326	326	326	326	326	326
No. of values ignored	0	0	0	0	0	0	0	0	0	0	0	0	0	0
No. of min. val.	1	1	2	1	1	1	1	1	163	8	2	1	1	3
% of min. val.	0.307	0.307	0.613	0.307	0.307	0.307	0.307	0.307	50.000	2.454	0.613	0.307	0.307	0.920
Minimum	8.950	0.009	0.001	5.200	0.004	0.028	0.010	1.170	0.000	0.000	0.040	0.270	17.300	0.000
1st quartile	20.500	0.051	0.005	22.300	0.018	0.060	0.060	1.980	0.000	0.007	0.120	1.050	36.100	0.043
Median	22.850	0.064	0.006	28.400	0.024	0.077	0.070	2.330	0.001	0.017	0.150	1.830	41.750	0.061
3rd quartile	25.100	0.078	0.009	36.400	0.041	0.098	0.080	2.600	0.010	0.044	0.220	3.440	46.300	0.076
Maximum	31.000	0.166	0.037	64.100	0.426	0.604	0.160	5.230	0.770	3.276	0.970	45.590	61.600	0.219
Range	22.050	0.157	0.036	58.900	0.422	0.576	0.150	4.060	0.770	3.276	0.930	45.320	44.300	0.219
Sum	7351.350	21.246	2.647	9577.600	14.012	28.317	22.850	762.340	9.304	39.662	63.960	1164.010	13397.800	21.089
Mean	22.550	0.065	0.008	29.379	0.043	0.087	0.070	2.338	0.029	0.122	0.196	3.571	41.098	0.065
Geometric mean	22.173	0.062	0.007	27.382	0.028	0.079	0.068	2.275			0.163	2.024	40.293	
Harmonic mean	21.727	0.057	0.006	25.093	0.022	0.074	0.066	2.213			0.141	1.373	39.386	
Kurtosis (Pearson)	0.695	1.407	10.141	0.139	21.296	41.262	5.668	3.445	27.228	27.790	13.170	21.790	0.026	4.967
Skewness (Pearson)	-0.754	0.616	3.037	0.410	4.637	4.937	0.334	1.037	5.387	4.803	3.406	4.205	-0.375	1.780
Kurtosis	0.747	1.475	10.399	0.180	21.797	42.198	5.828	3.558	27.858	28.432	13.494	22.302	0.064	5.113
Skewness	-0.761	0.621	3.065	0.414	4.680	4.983	0.338	1.046	5.437	4.848	3.438	4.244	-0.378	1.796
CV (standard deviation/mean)	0.170	0.328	0.806	0.356	1.665	0.561	0.207	0.240	4.544	2.900	0.823	1.563	0.188	0.560
Sample variance	14.705	0.000	0.000	109.271	0.005	0.002	0.000	0.314	0.017	0.124	0.026	31.065	59.725	0.001
Estimated variance	14.751	0.000	0.000	109.607	0.005	0.002	0.000	0.315	0.017	0.124	0.026	31.160	59.908	0.001
Sample standard deviation	3.835	0.021	0.007	10.453	0.071	0.049	0.014	0.560	0.129	0.352	0.161	5.574	7.728	0.036
Estimated standard deviation	3.841	0.021	0.007	10.469	0.072	0.049	0.014	0.561	0.130	0.353	0.161	5.582	7.740	0.036
Mean absolute deviation	2.937	0.017	0.004	8.399	0.032	0.029	0.010	0.414	0.045	0.172	0.095	3.094	6.144	0.024
Median absolute deviation	2.250	0.014	0.002	7.550	0.009	0.019	0.010	0.310	0.001	0.012	0.050	0.925	5.050	0.017
Standard-error	0.213	0.001	0.000	0.580	0.004	0.003	0.001	0.031	0.007	0.020	0.009	0.309	0.429	0.002
Lower bound Mean CI	22.132	0.063	0.007	28.238	0.035	0.082	0.069	2.277	0.014	0.083	0.179	2.962	40.254	0.061
Upper bound Mean CI	22.969	0.067	0.009	30.520	0.051	0.092	0.072	2.400	0.043	0.160	0.214	4.179	41.941	0.069

Two batches of samples were prepared. For the first batch, Ultra Trace prepared 24 composite samples derived from boreholes of plateaux 3, 15, 17 and 33. The second batch consisted of 50 samples derived from exploration, single interval samples from plateaux 7 (mainly), 2 and 15.

Excellent multilinear correlations were obtained between available alumina and major oxides and LOI (Figure 15.3b), as follows:

- $AA_{150} = 15.11 + 2.3005\ LOI - 0.30997\ SiO_2 - 0.07864\ Fe_2O_3$ — R^2 0.94 — Std Err 1.42
- $AA_{225} = -2.51 + 0.1087\ LOI - 0.7633\ SiO_2 + 0.9526\ Al_2O_3$ — R^2 0.98 — Std Err 0.98
- $RSiO_{2\,150} = 0.49\ SiO_2$ — R^2 0.84 — Std Err 0.24
- $RSiO_{2\,225} = 0.85\ SiO_2$ — R^2 0.95 — Std Err 0.19

Multilinear correlations, used to forecast phases in the resource and reserve model, were confirmed by stoichiometric calculations (Figure 15.3a), using the mineralogical phases described in Section 12.5.

AA-150 PHASE ESTIMATE

Fig 15.3a AA_{150} by Stoichiometric Calculations




AA-150 PHASE ESTIMATES
AA-150
AA-REG


AA-225 PHASE ESTIMATE
AA-225
AA-REG


RSIO2-150 PHASE ESTIMATE
RSIO2-150
RSIO2-REG


RSIO2-225PHASE ESTIMATE
RSIO2-225
RSIO2-REG

Fig 15.3b AA and $RSiO_2$ Correlations



15.4 Certification of Laboratories

Ultra Trace, Canning Vale, Western Australia, is an NATA accredited public testing service (National Association of Testing Laboratories of Australia, No. 14492) and the laboratory complies with the requirements of ISO/IEC 17025 (1999). All ALS Chemex laboratories in North America are registered to ISO 9001:2000 for the "provision of assay and geochemical analytical services" by BSI Quality Registrars. In addition to ISO 9001:2000 registration, ALS Chemex is actively pursuing accreditation to ISO 17025 under CAN-P-1579 "Guidelines for Accreditation of Mineral Analysis Testing Laboratories". CAN-P-1579 is the Amplification and Interpretation of CAN-P-4 "General Requirements for the Accreditation of Calibration and Testing Laboratories" (Standards Council of Canada ISO/IECGuide 25:1997(E)).

Hindalco, Belgaum Research Centre, India, is certified ISO 9001-2000 since in March 2001, Windalco Laboratories, Kirkvine, Jamaica, secured ISO 9002 accreditation in 1997, and CBG, Kamsar, Guinea is accredited ISO 9001-2000 since year 2000. In addition to the ISO certification programmes, Hindalco, Windalco and CBG participate in the Alcan QAN Benchmark Proficiency Programme and Ultra Trace Laboratories is vetted by Alcan-owned Gove Alumina.

15.5 Adequacy of Sample Preparation, Analyses and Security

Sample Preparation
BH&P consider that sample preparation followed accepted practices and standards for bauxite, and was carried out under appropriate owner-supervision, by Bryan S. Osborne, P.Geo..

Analyses
The assays, covering the full requirement of bauxite characterisation, were carried out by reputable laboratories with proven a track record for bauxite analysis. Analytical methods complied with the industry standards. BH&P consider that the nature and extent of quality control measures were sufficient to ensure reliable assay results.

Security
Security of sample and chain of custody are considered appropriate, given that field supervision was ensured by Global Alumina during drilling and sample preparation, that samples were stored in a container at Sangaredi for the exclusive use of Global Alumina and kept locked at all times and that samples were shipped to laboratories in sealed metal cases.

16. DATA VERIFICATION

16.1 Sample Preparation Control

Excess auger cuttings were collected to build a large size sample (20.6 kg). It was crushed to -2mm and split into 28 equal sub-samples that were then sent through sample preparation and XRF analysis by Ultra Trace, together with control samples (*"Sampling Procedure for Reproducibility Test on Bauxite Sample from Hole 951565"*, October 2005). With a standard deviation of 0.35% on Al_2O_3, it is concluded that the division of the original sample at the drill collar or subsequent sample preparation did not result in appreciable random errors and did not generate any grade biases. In addition, duplicate field samples were taken from four auger holes. Sample pairs went through the standard sample preparation and assaying. results are shown overleaf.

Table 16.1 Statistics of Differences – Duplicate Field Samples

Statistics of Differences	LOId	SiO_2d	TiO_2d	Fe_2O_3d	Al_2O_3d
No. of values used	48	48	48	48	48
No. of values ignored	0	0	0	0	0
No. of min. val.	1	1	1	1	1
% of min. val.	2.083	2.083	2.083	2.083	2.083
Minimum	-2.000	-0.630	-0.290	-2.700	-4.000
1st quartile	-0.350	-0.100	-0.020	-0.600	-0.500
Median	-0.100	0.050	0.030	0.000	0.050
3rd quartile	0.100	0.265	0.080	0.500	0.400
Maximum	1.400	2.700	0.200	5.100	2.700
Range	3.400	3.330	0.490	7.800	6.700
Sum	-6.000	8.500	1.410	2.500	-4.800
Mean	**-0.125**	**0.177**	**0.029**	**0.052**	**-0.100**
Geometric mean					
Harmonic mean					
Kurtosis (Pearson)	2.608	7.489	2.082	2.773	2.128
Skewness (Pearson)	-0.632	2.462	-0.701	0.973	-0.730
Kurtosis	3.307	8.971	2.696	3.498	2.749
Skewness	**-0.673**	**2.624**	**-0.747**	**1.037**	**-0.777**
CV (standard deviation/mean)	-4.305	3.321	2.968	26.173	-11.227
Sample variance	0.284	0.339	0.007	1.820	1.234
Estimated variance	0.290	0.346	0.008	1.858	1.260
Sample standard deviation	**0.532**	**0.582**	**0.086**	**1.349**	**1.111**
Estimated standard deviation	0.538	0.588	0.087	1.363	1.123
Mean absolute deviation	0.369	0.357	0.065	0.921	0.779
Median absolute deviation	0.200	0.165	0.050	0.600	0.550
Standard-error	0.078	0.085	0.013	0.197	0.162
Lower bound Mean CI	-0.281	0.006	0.004	-0.344	-0.426
Upper bound Mean CI	0.031	0.348	0.055	0.448	0.226

Percentage differences stated in absolute terms

Fig. 16.1 Box Plot – Drill hole Sampled Twice


Box Plots Showing the Statistics of Differences in %
LOId
SiO2d
TiO2d
Fe2O3d
Al2O3d
6
4
2
0
-2
-4
-6
1.400
-2.000
2.700
-0.100
-0.125
-0.630
0.177
0.050
0.200
-0.290
0.030
0.028
5.100
-2.700
0.052
0.000
2.700
0.050
-0.100
-4.000

NB: Details on the box plot format used throughout this document are found in Section 20.1.1.

- the lower edge of the box represents the first quartile Q1,
- a black line and the associated figure represent the median Q2,
- a red line and the associated figure represent the average,
- the upper edge of the box represents the third quartile Q3

Grade variations between paired samples are generally contained within narrow ranges and grade differences tend to zero means. Results are considered as excellent and validate the sampling procedure.

16.2 Analytical Control

XRF and LOI Analysis

During sample preparation, Global Alumina took duplicate samples of the pulverised material at every twentieth sample interval. A reference sample was inserted at every thirtieth interval. In addition, Ultra Trace was asked to insert certified bauxite reference samples through the course of the programme. These Global Alumina control samples were in addition to Ultra Trace's own *quality control samples.*

A systematic scheme for inserting duplicates and reference material has the advantage of simplicity that minimizes the risk of errors in sample number allocation and sample submittal. A systematic scheme has the disadvantage to allow laboratories to predict the sequence and process control samples accordingly. In this project, this risk was eliminated by submitting the same duplicate samples to both Ultra Trace and Hindalco (refer to external checks hereafter).

Results of duplicates and reference material assays are submitted in Table.16.2a-f and Figures 16.2a-f. Results of external checks are shown in Tables 16.2g and 16.2h, as well in Fig. 16.2g and 16.2h.

Quality Control reports were prepared by Kimmerle Consultants Inc. namely, *"Quality Control of Ultra Trace Laboratories' Bauxite Analysis"* dated May 13, 2005 and *"Quality Control of Ultra Trace Laboratory – Elemental Analysis of Global Alumina Bauxite samples"* dated October 18, 2005, *"Quality Control of Hindalco Laboratory – Elemental Analysis and Low Temperature Digestion of Global Alumina Bauxite samples"* dated October 19, 2005.

Conclusions from Above Reports

Ultra Trace
The accuracy – measured in absolute terms - of the analysis of *alumina and iron* oxides in individual bauxite samples is likely to lie in the 0.3 % and 0.4 % range respectively and the average results may fall about 0.1 % below true values based on the certified composition of the two NIST bauxite standards used. LOI for both samples and reference materials was found to be reproducible to better than 0.2% and within the *uncertainty of the reference material.* Excellent reproducibility was obtained for SiO_2 and TiO_2 with a precision better than 0.1% and average results likely to fall within 0.05 % of true values.

Hindalco
On the basis of the XRF results Kimmerle Consultants Inc found that average elemental values reported by Hindalco could underestimate alumina content by as much as 0.5% (absolute) but likely not more than 0.3% and overestimate iron oxide by about 0.3%. *Analytical results for silica,* titania were estimated to be reliable to within 0.1% (absolute) and minor oxides to within 0.02%. Average LOM results were expected to be accurate, but with reproducibility limited to about 0.2% (absolute).

External Checks
Two hundred and seventy-three (273) samples drawn from the duplicates sent to Ultra Trace were also submitted to Hindalco. The agreement between the Hindalco and Ultra Trace results provides assurance as to the reliability of the results reported

by both. The two laboratories agree within the respective reproducibility of their measurements, except for Al_2O_3 and Fe_2O_3. Average alumina values reported by Hindalco lie about *0.5 % lower than those reported* by Ultra Trace, in line with the 0.3% lower values Hindalco recorded for CRM's. Average iron oxide values reported by Hindalco lie about 0.5 % higher than those reported for the same samples by Ultra Trace. Since Hindalco found results for CRM's 0.12 % higher and Ultra Trace reported Fe_2O_3 values 0.15% lower than the average certified CRM values and both *reported an average reproducibility of* 0.1%, this 0.5 % difference is not altogether unexpected.XRF and LOI assays were checked by Hindalco. The agreement of major oxide assays and LOI was found to be within acceptable tolerances, as summarized by Figure 16.2d *extracted from the report* by Kimmerle Consultants Inc.

Bomb Digests
QA/QC of bomb digest test work was carried out by Kimmerle Consultants Inc. (Oct 14, 2005, Section 23, References). Good agreement was reported for available alumina and *reactive silica* low temperature digest, as confirmed in Figure 16.2d. Comparing the experimental and certified values of the Alcan certified bauxites, Kimmerle Consultants Inc expected Hindalco to overestimate average Al150 by less than 0.25% (absolute) and report *average Si150 values accurate to within 0.1% (absolute).*



Table 16.2a Statistics of Difference – Duplicates at CBG Lab.
CBG Laboratory – 2004 Drilling

Descriptive statistics	LOId	SiO_2d	TiO_2d	Fe_2O_3d	Al_2O_3d	$AA_{143}d$	$AA_{235}d$
No. of values used	22	22	22	22	22	13	13
No. of values ignored	0	0	0	0	0	9	9
No. of min. val.	1	1	2	1	1	1	1
% of min. val.	4.545	4.545	9.091	4.545	4.545	7.692	7.692
Minimum	-0.660	-1.380	-0.110	-1.800	-3.000	-1.489	-1.238
1st quartile	-0.110	0.020	-0.070	-0.800	-1.000	-0.439	-0.228
Median	0.145	0.105	-0.015	-0.350	-0.050	0.311	0.082
3rd quartile	0.310	0.230	0.060	0.700	0.500	0.861	0.750
Maximum	0.710	1.760	0.150	3.200	1.700	1.800	1.600
Range	1.370	3.140	0.260	5.000	4.700	3.289	2.838
Sum	2.060	2.320	-0.020	-0.300	-5.300	3.533	1.968
Mean	0.094	0.105	-0.001	-0.014	-0.241	0.272	0.151
Geometric mean							
Harmonic mean		0.219	-0.172	-2.727		3.788	6.155
Kurtosis (Pearson)	-0.354	3.126	-1.161	-0.135	-0.526	-0.897	-0.912
Skewness (Pearson)	-0.436	0.145	0.262	0.884	-0.489	-0.096	0.242
Kurtosis	0.210	5.064	-0.916	0.516	-0.030	-0.158	-0.185
Skewness	-0.503	0.167	0.302	1.018	-0.563	-0.123	0.310
CV	3.634	5.323	-87.994	-101.065	-5.334	3.358	5.643
Sample variance	0.111	0.301	0.006	1.813	1.576	0.769	0.673
Estimated variance	0.116	0.315	0.006	1.899	1.651	0.833	0.729
Sample standard de	0.332	0.548	0.078	1.346	1.255	0.877	0.820
Estimated standard dev	0.340	0.561	0.080	1.378	1.285	0.913	0.854
Mean absolute dev	0.263	0.305	0.066	1.037	0.994	0.708	0.613
Median absolute dev	0.170	0.115	0.075	0.500	0.900	0.700	0.260
Standard-error	0.073	0.120	0.017	0.294	0.274	0.253	0.237
Lower bound Mean CI	-0.057	-0.143	-0.036	-0.625	-0.811	-0.280	-0.365
Upper bound Mean CI	0.245	0.354	0.035	0.597	0.329	0.823	0.667

Results of CBG duplicates show appreciable scatter around common means. Grade correlations are well within tolerances.

Fig. 16.2a Statistics of Difference – Duplicates
CBG Laboratory – 2004 Drilling


Box Plots Showing the Statistics of Differences in %
LOId
SiO2d
TiO2d
Fe2O3d
Al2O3d
AA143d
AA235d
4
3
2
1
0
-1
-2
-3
-4

Table 16.2b Matrix of Correlation – Duplicates
CBG Laboratory – 2004 Drilling

Correlat.	LOI_1	SiO_2_1	TiO_2_1	Fe_2O_3_1	Al_2O_3_1	AA_{143}_1	AA_{235}_1
LOI_2	0.985	-0.146	0.368	-0.836	0.931	0.987	0.979
SiO_2_2	-0.164	0.988	-0.081	-0.408	0.190	-0.081	-0.057
TiO_2_2	0.235	0.078	0.978	-0.357	0.320	0.250	0.293
Fe_2O_3_2	-0.812	-0.398	-0.352	0.994	-0.964	-0.856	-0.875
Al_2O_3_2	0.911	0.164	0.341	-0.952	0.980	0.935	0.951
AA_{143}_2	0.976	-0.063	0.376	-0.876	0.952	0.986	0.980
AA_{235}_2	0.964	-0.080	0.370	-0.864	0.948	0.968	0.980



Table 16.2c Statistics of Difference – Duplicates at Ultra Trace
Ultra Trace Laboratory – April to June 2005 Drilling

Descriptive statistics	LOId	SiO_2d	TiO_2d	Fe_2O_3d	Al_2O_3d
No. of values used	314	314	314	314	314
No. of values ignored	0	0	0	0	0
No. of min. val.	1	1	1	1	1
% of min. val.	0.318	0.318	0.318	0.318	0.318
Minimum	-4.800	-3.600	-0.480	-6.100	-10.000
1st quartile	-0.100	-0.040	-0.020	-0.200	-0.200
Median	0.000	0.000	0.000	0.000	0.000
3rd quartile	0.100	0.030	0.020	0.200	0.200
Maximum	2.900	4.810	0.430	12.100	22.400
Range	7.700	8.410	0.910	18.200	32.400
Sum	0.340	-0.910	-1.460	-2.620	29.300
Mean	0.001	-0.003	-0.005	-0.008	0.093
Geometric mean					
Harmonic mean					
Kurtosis (Pearson)	95.475	57.416	19.605	97.818	169.761
Skewness (Pearson)	-4.273	1.770	-0.805	5.923	10.088
Kurtosis	97.673	58.753	20.088	100.069	173.639
Skewness	-4.314	1.787	-0.812	5.980	10.185
CV (standard deviation/mean)	349.829	-161.109	-13.727	-110.921	15.836
Sample variance	0.143	0.217	0.004	0.854	2.177
Estimated variance	0.143	0.218	0.004	0.857	2.184
Sample standard deviation	0.378	0.466	0.064	0.924	1.475
Estimated standard deviation	0.379	0.467	0.064	0.926	1.478
Mean absolute deviation	0.124	0.133	0.035	0.378	0.400
Median absolute deviation	0.100	0.040	0.020	0.200	0.200
Standard-error	0.021	0.026	0.004	0.052	0.083
Lower bound Mean CI	-0.041	-0.055	-0.012	-0.111	-0.071
Upper bound Mean CI	0.043	0.049	0.002	0.094	0.257

Fig. 16.2b Statistics of Difference – Duplicates
Ultra Trace Laboratory – April to June 2005 Drilling


Box plots
LOId
SiO2d
TiO2d
Fe2O3d
Al2O3d
25
20
15
10
5
0
-5
-10
-15
22.400
12.100
4.810
2.900
-4.800
-3.600
-6.100
-10.000

Table 16.2d Matrix of Correlation – Duplicates
Ultra Trace Laboratory – April to June 2005 Drilling

Correlation	LOI_1	SiO_2_1	TiO_2_1	Fe_2O_3_1	Al_2O_3_1
LOI_2	0.995	-0.616	0.493	-0.747	0.932
SiO_2_2	-0.602	0.996	-0.253	-0.041	-0.365
TiO_2_2	0.498	-0.259	0.995	-0.507	0.543
Fe_2O_3_2	-0.755	-0.027	-0.502	0.996	-0.908
Al_2O_3_2	0.920	-0.363	0.534	-0.899	0.983

Except for rare outliers, possibly due to error in sample dispatch, results of Ultra Trace duplicates show low scatter around common means. Grade correlations are well within tolerances.

Table 16.2e Descriptive statistics – Standard Material at CBG
CBG Laboratory –2004 Drilling

Descriptive statistic	LOI%	SiO_2%	TiO_2%	Fe_2O_3%	Al_2O_3%
No. of values used	38	38	38	38	38
No. of values ignored	0	0	0	0	0
No. of min. val.	4	1	1	2	1
% of min. val.	10.526	2.632	2.632	5.263	2.632
Minimum	27.070	1.630	3.230	12.700	52.500
1st quartile	27.080	1.780	3.340	13.200	53.400
Median	27.115	1.805	3.370	13.300	53.600
3rd quartile	27.170	1.860	3.400	13.400	53.800
Maximum	27.210	1.950	3.430	14.400	54.400
Range	0.140	0.320	0.200	1.700	1.900
Sum	1030.780	69.110	127.680	504.700	2037.700
Mean	27.126	1.819	3.360	13.282	53.624
Geometric mean	27.126	1.818	3.360	13.278	53.622
Harmonic mean	27.126	1.817	3.359	13.275	53.621
Kurtosis (Pearson)	-1.264	0.875	-0.282	2.785	1.090
Skewness (Pearson)	0.394	-0.157	-0.862	0.734	-0.049
Kurtosis	-1.162	1.421	0.024	3.729	1.681
Skewness	0.427	-0.170	-0.934	0.796	-0.053
CV	0.002	0.034	0.016	0.023	0.007
Sample variance	0.002	0.004	0.003	0.093	0.133
Estimated variance	0.002	0.004	0.003	0.096	0.137
Sample standard dev	0.044	0.061	0.055	0.305	0.365
Estimated standard dev	0.045	0.062	0.055	0.309	0.370
Mean absolute dev	0.039	0.047	0.043	0.207	0.261
Median absolute dev	0.035	0.035	0.030	0.100	0.200
Standard-error	0.007	0.010	0.009	0.050	0.060
Lower bound Mean CI	27.111	1.798	3.342	13.180	53.502
Upper bound Mean CI	27.141	1.839	3.378	13.383	53.745

Fig 16.2c Descriptive statistics– Standard Material
CBG Laboratory –2004 Drilling


Box plots
LOI
SIO2
TIO2
FE2O3
AL2O3

Fig 16.2d Assay Variation with Time– Standard Material
CBG Laboratory –2004 Drilling


Assays vs. Time
% Grades
Sequence
LOI
SiO2
Fe2O3
Al2O3

By contrast, with duplicate assays, reference material assays by CBG show low scatter. This may confirm errors of sample submittal.

Table 16.2f Descriptive statistics – Standard Material at Ultra Trace Laboratory
Ultra Trace Laboratory – April to June 2005 Drilling

Descriptive statistics	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %
No. of values used	217	217	217	217	217
No. of values ignored	0	0	0	0	0
No. of min. val.	1	1	8	2	1
% of min. val.	0.461	0.461	3.687	0.922	0.461
Minimum	22.900	1.720	2.210	27.900	42.200
1st quartile	23.900	2.080	2.230	28.100	42.800
Median	23.900	2.100	2.240	28.200	42.900
3rd quartile	23.900	2.110	2.250	28.300	43.000
Maximum	24.400	2.190	2.330	29.400	43.300
Range	1.500	0.470	0.120	1.500	1.100
Sum	5183.600	447.630	486.190	6130.700	9306.400
Mean	**23.888**	**2.063**	**2.241**	**28.252**	**42.887**
Geometric mean	23.887	2.060	2.240	28.251	42.886
Harmonic mean	23.887	2.058	2.240	28.250	42.886
Kurtosis (Pearson)	28.624	3.524	3.000	6.381	1.368
Skewness (Pearson)	-3.464	-2.227	1.693	2.260	-0.536
Kurtosis	29.623	3.697	3.155	6.647	1.470
Skewness	-3.513	-2.258	1.716	2.291	-0.544
CV (standard deviation/mean)	0.005	0.048	0.010	0.008	0.004
Sample variance	**0.013**	**0.010**	**0.001**	**0.054**	**0.023**
Estimated variance	0.013	0.010	0.001	0.054	0.023
Sample standard deviation	0.115	0.098	0.023	0.233	0.150
Estimated standard deviation	0.115	0.099	0.023	0.233	0.150
Mean absolute deviation	0.054	0.064	0.015	0.154	0.118
Median absolute deviation	0.000	0.010	0.010	0.100	0.100
Standard-error	0.008	0.007	0.002	0.016	0.010
Lower bound Mean CI	23.872	2.050	2.237	28.221	42.867
Upper bound Mean CI	23.903	2.076	2.244	28.283	42.907

Fig 16.2e Descriptive statistics– Standard Material
Ultra Trace Laboratory – April to June 2005 Drilling


Box plots
LOI %
TSiO2 %
TiO2 %
Fe2O3 %
Al2O3 %
Total

Fig 16.2f Assay Variation with Time– Standard Material
Ultra Trace Laboratory – April to June 2005 Drilling


Assay vs. Time
Grades %
Sequence

Reference material assays by Ultra Trace show very low scatter.

Table 16.2g External Check Assays – CBG vs. ALS (Vancouver)

Descriptive statistics	LOIals	LOIcbg	SiO_2als	SiO_2cbg	Fe_2O_3als	Fe_2O_3cbg	Al_2O_3als	Al_2O_3cbg
No. of values used	30	30	30	30	30	30	30	30
No. of values ignored	0	0	0	0	0	0	0	0
No. of min. val.	1	1	1	1	1	1	1	1
% of min. val.	3.333	3.333	3.333	3.333	3.333	3.333	3.333	3.333
Minimum	16.500	15.630	0.500	0.350	9.820	10.000	26.140	27.800
1st quartile	20.900	21.940	1.630	1.270	21.290	22.300	36.580	37.300
Median	23.050	23.340	2.160	1.895	29.065	29.450	41.545	42.550
3rd quartile	25.900	26.380	3.070	2.840	35.600	35.700	47.670	46.900
Maximum	27.600	27.800	5.210	5.490	49.680	49.700	57.350	57.100
Range	11.100	12.170	4.710	5.140	39.860	39.700	31.210	29.300
Sum	694.800	704.800	72.260	62.650	869.010	874.000	1256.240	1270.200
Mean	23.160	23.493	2.409	2.088	28.967	29.133	41.875	42.340
Geometric mean	22.961	23.277	2.068	1.769	26.793	27.028	41.127	41.675
Harmonic mean	22.751	23.037	1.701	1.432	24.323	24.637	40.342	40.991
Kurtosis (Pearson)	-0.481	0.177	-0.630	0.530	-0.797	-0.829	-0.584	-0.661
Skewness (Pearson)	-0.438	-0.725	0.439	0.862	-0.010	-0.025	-0.036	0.045
Kurtosis	-0.132	0.706	-0.321	1.155	-0.534	-0.575	-0.263	-0.360
Skewness	-0.486	-0.803	0.487	0.955	-0.011	-0.027	-0.040	0.050
CV (standard deviation/mean)	0.129	0.132	0.514	0.558	0.367	0.360	0.188	0.178
Sample variance	8.676	9.281	1.483	1.315	109.038	106.408	59.952	54.778
Estimated variance	8.975	9.601	1.534	1.360	112.798	110.077	62.019	56.667
Sample standard deviation	2.945	3.046	1.218	1.147	10.442	10.315	7.743	7.401
Estimated standard deviation	2.996	3.099	1.239	1.166	10.621	10.492	7.875	7.528
Mean absolute deviation	2.360	2.352	0.995	0.913	8.526	8.467	6.126	5.951
Median absolute deviation	2.150	2.200	0.865	0.800	7.590	6.950	5.535	5.150
Standard-error	0.547	0.566	0.226	0.213	1.939	1.916	1.438	1.374
Lower bound Mean CI	22.041	22.336	1.946	1.653	25.001	25.216	38.934	39.529
Upper bound Mean CI	24.279	24.650	2.871	2.524	32.933	33.051	44.815	45.151

Fig. 16.2g External Check Assays – CBG vs.ALS (Vancouver)


Box plots
LOIals
LOIcbg
SiO2als
SiO2cbg
Fe2O3als
Fe2O3cbg
Al2O3als
Al2O3cbg
Scattergrams
LOIals
LOIcbg
SiO2als
SiO2cbg
Fe2O3als
Fe2O3cbg
Al2O3als
Al2O3cbg

Over the above grade ranges, covering the range of ore grades, CBG and ALS show consistent assay results


Al2O3 Ultratrace vs Hindalco
SiO2 Ultratrace vs Hindalco


Al150 Ultratrace vs Hindalco
SiI50 Ultratrace vs Hindalco

Fig. 16.2h External Check Assays - UT vs. Hindalco

SRK Special Samples

Dr. Neil Bliss, on behalf of SRK appointed as Independent Engineers by the banking syndicate, visited the drilling site in June 2005 and reviewed the procedures, facilities and project data. He also requested ten samples for validation purposes covering a wide range of bauxite grades as determined from by Ultra Trace from the March confirmatory drilling programme.

Using the same pulp as that assayed by Ultra Trace, Hindalco, Windalco (West Indies Alumina Company, Kirkvine, Jamaica) and Ultra Trace laboratories reported consistent assay results, as shown in table 16.2h.

While Ultra Trace used microwave digestion, both Hindalco and Windalco used conventional autoclave digestion and Alcan assay methods. Thus, results from the latter laboratories were expected to match closely, and they did except for two lower grade samples (# 1178 and 1182), where boehmite attack was possible. If grades are less than 41 % AA_{150} in the form of gibbsite and boehmite, then laboratory digestion will start to dissolve boehmite, while plant conditions under higher charging ratios will not attack boehmite. Therefore, when available alumina (as determined by Alcan Method 1243) is less than 41%, the procedure instructs using Method 1253, which applies a higher charging ratio for accurate determinations.

Windalco used Method 1243 only, whereas Hindalco increased the bauxite sample weight to avoid the problem and therefore obtained more realistic values. At the time of the analyses, Hindalco were well in control of their analytical methods.

BH&P have used only the Hindalco bomb digest results to estimate Available Alumina for resource estimation, i.e. results derived from conventional autoclave digestion with the adjustment to correct for any possible bias due to boehmite attack.

Table 16.2h External Check Assays - SRK Special Samples

Sample #	AA_{150}%			$RSiO_{2\text{-}150}$%		
	Ultra Trace	Windalco	Hindalco	Ultra Trace	Windalco	Hindalco
1053	34.8	35.9	36.2	0.80	0.77	0.61
1001	38.0	38.1	38.3	0.50	0.10	0.26
1031	38.2	39.2	39.3	1.00	0.94	0.77
1178	38.7	38.0	36.6	0.70	0.68	0.43
1404	42.7	42.3	42.4	0.40	0.39	0.21
1459	42.7	42.0	42.4	0.50	0.53	0.32
1533	37.2	39.1	38.9	4.20	3.86	4.14
1512	44.4	44.1	44.5	1.00	1.05	0.98
1563	48.7	48.0	48.6	0.50	0.52	0.52
1182	31.9	34.0	33.0	0.80	0.31	0.59
Average	39.7	40.1	40.0	1.04	0.92	0.88

The above test finalizes the extensive validation of assay results from the laboratories contracted for the project.

16.3 Adequacy of Data Verification

Verification included duplicate field samples to rule out the presence of sampling bias and/or significant random errors, twin holes to confirm the drilling method applied, and extensive

laboratory checks to eliminate the possibility of biased or inaccurate assays. BH&P believe that data verification by Global Alumina was thorough and complied with accepted standards for bauxite exploration. BH&P has carried out statistical checks on assay results of duplicate samples and reference material to verify the reliability of laboratories used in this project.

Global Alumina elected to supply CRMs (certified reference material) to the laboratories for insertion in the sample flow for QA purposes. Hence laboratories were aware of the presence of CRMs. However, assay accuracy was confirmed by external checks, while assay precision and instrument calibration over time was checked using reference material prepared by Global Alumina. This material served its purposes as shown in Figs. 16.2c and Fig 16.2e. Global Alumina is now inserting CRMs and duplicates at random.

BH&P conclude that the assay database offers a sound and reliable support for resource estimates. For further details on verification, the reader is referred to Section 23 (References).

17. ADJACENT PROPERTY

Bauxite mining operations are conducted to the east of the Mining Concession by CBG. The mineralisation on the adjacent property of CBG is of a similar style but of higher grade than that on the Mining Concession. As such, CBG exports its bauxite as feedstock to overseas refineries; Global Alumina intends to transform its bauxite in an integrated Refinery in close proximity to its own deposits.

18. MINERAL PROCESSING AND METALLURGICAL TESTING

18.1 Initial Bauxite Process Test Work

During June and July, 2004 the Belgaum Research & Development Centre (BRDC) of Indal carried out laboratory test work on the three atypical samples from Global Alumina collected from four plateaux (Nos. 2,7,12 and 15).
The overall research goals of this laboratory test work were to determine:

- The elemental and calculated phase composition of the bauxite.
- The crystallite size of the boehmite fraction.
- The available alumina and reactive silica under typical digest conditions.
- The extent to which grind size, predesilication, caustic strength, temperature, digester charging ratio, digestion holding time and lime charge influence the digestion of the bauxite.
- The extent of liquor desilication.
- The likely flocculation and rheological behaviour of digester residue slurries and the rheology of bauxite slurry.

Based on the results of this test work completed in July 2004, an appropriate process was developed by Global Alumina. At the same time, large bauxite samples were collected by the company on material considered representative of the plant feed in the initial years of production. In order to verify the process conditions and assumptions, the BRDC were requested to carry out process simulation tests on these larger samples.

18.1.1 Elemental and Mineralogical Characterisation

The attached Table 18.1.1 shows the elemental composition and phase analysis of the samples tested during the two phases of work carried out at the BRDC.

18.1.2 Preliminary Tests

"Average grade" bauxite from Plateau 12 was used for this phase of the test work.

Initially, preliminary "sighter" digestions were done in synthetic liquor to determine extraction efficiency of available alumina vs. the approach to gibbsite solubility.

The liquor used for these tests was 240 g/l caustic, as Na_2CO_3, and the digestion was done at 150 °C. One percent (w/w) of lime (CaO) was added to the bauxite. Each test was done in duplicate to ensure good reproducibility.

Table 18.1.1 – Hindalco Analyses of Bauxite Samples for Process Test work

	Atypical Samples			Representative Samples	
Sample #	P-8525	Pl. 12	P-8526	P-9285	P-9267
Description	Low	Average Grade	High Grade	Typical Grade	Low Grade
% LOI	2	25.1	26.1	25.3	23.6
% SiO_2	1	1.68	1.93	1.64	1.87
% TiO_2	2	2.88	2.29	2.57	2.36
% Fe_2O_3	2	23.8	22.3	24.2	29.3
% Al_2O_3	4	45.6	46.5	45.3	41.9
%$RSiO_{2-150}$	1	0.84	1.15	1.05	0.91
% AA_{150}	3	40.6	41.7	39.2	36.4
Boehmite Crystal Size, A	6	322	534	1199	546
% TOC	0.	0.08	0.09		
%$RSiO_{2-225}$	1	1.43	1.91	1.69	1.81
%AA_{225}	3	43.0	44.93	42.1	38.4

Elemental Composition by XRF, Phase Analysis by Bomb Digest

Based on the results from the initial phase the preferred digestion conditions for additional tests were elaborated as follows:

- To assess the impact of bauxite grind size on the extraction efficiency a duplicate test at an alternate PSD was done.
- This bauxite was not predesilicated.
- To assess the impact of predesilication on the extraction efficiency, a duplicate test was done with predesilicated bauxite.
- To assess the impact of lime charge on the extraction efficiency a duplicate test was done with predesilicated bauxite and at a different lime charge.

The results of the "sighter" tests were made available in June, 2004 and allowed for the final details of the main extraction study to be established by Global Alumina in consultation with the BRDC.

18.1.3 Main Extraction Study

The following variables selected:

- Caustic concentration in the feed liquor 230, 260 and 295 g/l (as Na_2CO_3)
- Charging Ratio from 0.645 to 0.775
- Digest temperature 135 and 150°C Digestion time 15, 30 and 0 minutes
- Two margins from gibbsite equilibrium, based on the "sighter" test work

All tests were done with "average grade" bauxite and with fixed conditions for the grind size, pre-desilication and lime addition. The following parameters were measured:

The following parameters were measured:

- Extraction of alumina
- Desilication (exit SiO_2)
- Liquor concentrations (alumina, caustic)

Based on the above results, the laboratory and Global Alumina agreed on the conditions for testing the high and low grade bauxite samples with two digestion tests for each. This work was completed in July, 2004.

18.1.4 Flocculation, Mud Settling and Mud Filtration

This test work established typical conditions for mud separation and washing and also evaluated if the mud residues were suitable for vacuum filtration.

The "average grade" bauxite was digested under agreed conditions so that tests could be conducted on the flocculation and settling of the residue. Digestion was performed in Parr autoclaves to produce sufficient residue for these tests.

Settling tests on the high caustic slurry were conducted at 95-100 °C to assess the best flocculant. Two flocculants were examined at various dosages. For a given solids concentration at several dosages of each flocculant, data was collected on the settling rate, residual turbidity and sediment volume achieved.

The settled mud residues were water washed (to ~25 g/l soda), reslurried and vacuum filtered to measure the filtration rate.

Subsequently, the high and low anomalous grade bauxites were tested at specific conditions agreed between Global Alumina and the laboratory.

18.1.5 Bauxite and Residue Rheological Properties

Shear stress and viscosity were measured as a function of applied shear rate using a rheometer fitted with an appropriate concentric cylinder sensor.

Bauxite of an agreed particle size was suspended in "synthetic" liquor at a nominated solids concentration, and the rheology of the resultant suspension determined at 60°C. This was repeated for the three bauxite samples. The rheology of the mud residue from the three bauxites under mud settler (decanter) conditions (after flocculation) was determined.

After settling, the slurry was collected, washed and resuspended to a soda level of <5 g/l to simulate a final slurry. This slurry was then vacuum-filtered to its "natural" moisture level and the solids concentration determined.

18.1.6 Process Simulation Tests

The objectives of this test work were to confirm the process conditions and assumptions made on the basis of the preliminary test work outlined above using samples collected from the potential initial mining areas to be developed by Global Alumina. Process simulation test work included pre-desilication, digestion, settling and mud filtration. Two different bauxite particle grind sizes were assessed. The results of this confirmatory work are presented in a report dated February, 2005 (BRDC Report No. 2005/02).

18.2 The Process Flow Sheet

Following the above test work, as well as separate bauxite grinding tests, a basic flow sheet design was established.

The Refinery will process run-of-mine bauxite with a moisture content of approximately 12%. Roll Crushers have been selected for the preliminary size reduction to accommodate this moist bauxite, followed by well proven Rod-Ball Mills for the final size reduction. Tests on bauxite samples derived rod and ball Bond Work Indices, which were in line with expectations from previous experience, and which were used by the equipment manufacturers to size the equipment. Initial plans were to grind to 80% passing 300 microns. A coarser grind (80% passing 600 microns) was also tested in an effort to reduce mill power consumption, but found that the extraction fell off, and the quantity of residual sand became excessive. The initial grind was included in the specification sent to the mill manufacturers. It was chosen to grind in open circuit, at the expense of mill power, to simplify the process and to secure the maximum percent solids for the next stages of the process.

18.2.1 Predesilication

Low temperature digestion of this bauxite introduces a conflict between the requirements for desilication and those imposed by the presence of boehmite. A compromise solution is necessary. A series of scoping tests were run, with and without pre-desilication, on representative samples of bauxite, at a range of digestion caustic concentrations, a range of digestion temperatures, and a range of digestion times. Twelve hours at 100°C was selected as the optimum condition for the combined desilication and alumina extraction of this bauxite. Slurry solids will be around 55%, which, with this bauxite and this grind results in a fluid slurry which can be pumped and agitated relatively easily. The production rate of the Refinery dictates that the slurry tanks will be very large, though within bounds established in the mineral process industries.

18.2.2 Digestion

The scoping tests mentioned above led to digest conditions of 20 minutes at 145°C or less at a caustic concentration of 240gpl, charging for a conservative alumina to caustic ratio of 0.695. Lime charge was 0.5% on bauxite, added to the digester feed.

18.2.3 Decantation

Using the conditions established in the scoping tests above, larger scale processability tests were carried out on representative samples in two laboratories to obtain sufficient liquor

and mud for further downstream work. The blow off slurry was settled at 105°C, using a range of flocculants and flocculent doses. There proved, as expected, to be no problem in achieving the settling rates needed for the application of high rate decanters, and the supernatant clarity was within the expected range.

18.2.4 Mud Washing and Filtration

Mud from the decantation tests was repulped and diluted, simulating the operation of a mud washing circuit. There were no flocculation problems, and nothing to prevent the application of high rate washers in the mud circuit was found.

It is proposed to filter the mud, and truck it to the disposal area, to minimize the soda leaving the plant. This is the BATNEEC solution to the perennial problem of alumina plant waste disposal. The rotary drum filters are vulnerable to sand build-up, and so the test material was de-sanded on a 100 Mesh screen, and the quantity measured. The remaining mud was subjected to filtration tests in two locations, and filtration rates exceeding 300kg/m2hr were obtained. These rates were used to specify the number of filters needed. Samples of mud were subjected to 'slump testing' to establish parameters which can be used in the design of the mud disposal area.

18.2.5 Sand Separation

Quantities of mud and sand derived from these experiments were used to specify the hydrocyclone system selected to desand the mud before the last washer.

18.2.6 Plant Efficiencies

The work described above is sufficient to predict the plant efficiency parameters. We expect the plant to operate 365 days/year, with 92.5% overall availability. Digestion productivity will be 84gpl, precipitator productivity will be 72gpl, and overall alumina recovery will be 92 – 94%, depending on the precise grade of bauxite processed.

18.2.7 Polishing Filtration

For the final separation of traces of mud a bag filter operation was selected, using a lime based filter aid. Examination of the available systems confirmed that the GAUDFRIN filter represents the current state of the art in this field.

18.2.8 Heat Interchange

Global Alumina has elected to use plate heat exchangers between pregnant liquor and spent liquor, to avoid the concentration resulting from a vacuum flash system, and accept the loss of evaporation in this section.

18.2.9 Precipitation

The basic circuit is drawn from experience, and is proven in three locations. It is a conventional agglomeration – growth system, with measures to maintain high ratios in the agglomeration section, and to cool the growth section. We have chosen to replace the primary and secondary settling systems with hydrocyclones, to make operation easier and reduce costs. The tertiary separation system remains as conventional tray settling, aided by hydrate flocculants. Global Alumina elected not to install seed filtration in the first instance, in the interest of simple operation, and to run the circuit solid oxalate free.

18.2.10 Hydrate Filtration

Primary cyclone underflow is filtered immediately on disc filters. The intent is to minimize retention of hydrate in dilute liquor, bearing in mind the likely high silica content of that liquor. The hydrate will be re-slurried in wash liquor, and immediately filtered and washed on pan filters. The moist hydrate will be routed to one of four calciners, or put to a covered moist hydrate storage area for later calcination to reduction grade alumina.

18.2.11 Calcination

Global Alumina has chosen to use proven stationary calciners.

18.2.12 Evaporation

Evaporation is required to close the mass balance. Conventional multistage flashing units will be used, with a capacity sufficient to handle water ingress during the long wet season. Three units will be installed.

18.2.13 Impurity Removal

The organic content of the bauxite, coupled with its low silica level, means that it will be necessary to install control systems for oxalate, carbonate and organic carbon. A proven salting-out system has been chosen, and bearing in mind the size of the plant, two units will be installed. The end product will be placed in large impervious bags, and trucked to disposal in a dedicated area of the mud stack area.

19. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The terms of Resources and Reserves used in this section conform with Sections 1.3 and 1.4 of NI 43-101, by having their meanings compliant with the CIM Definition Standards.

19.1 Modelling

Modelling was underpinned by detailed statistical analysis submitted in Section 20 (Other Relevant Data and Information), which provided the compositing parameters to achieve grade specifications (in Table 19.1.1a) as well as the resource modelling parameters by ordinary kriging (in Table 19.1.1b).

While the various plateaux displayed sufficient differences in terms of grades, thickness and variability to require modelling with specific variograms, grade distribution did not show significant anisotropy within the search range applied (Table 19.1.1b).

A probabilistic model was developed (fully described in Section 20.1.1) to forecast mine loss and dilution and account for the combined effects of mining practices and bauxite floor characteristics. By design, the pit floor was set 0.5m above the bauxite floor if underlying laterite was 2 m thick or above, and 1m otherwise. This resulted in 10% mine loss with minimal dilution, taking into account a random error of +/-1m due to ore lifting practices and the estimated position of the bauxite floor.

19.1.1 Methods and Parameters

Compositing

Compositing, reviewed in section 20.1.1 (Univariate Description), was designed to produce bauxite meeting plant specification using the parameters shown below:

Table 19.1.1a Compositing Parameters

Parameters	Resources	Reserves
Sample cutoffs		
$\%SiO_2$	10	10
$\%Al_2O_3$	38	38
Composite cutoffs		
$\%SiO_2$	10	10
$\%Al_2O_3$	38	40
Top soil	Excluded	Excluded
Overburden	Excluded	Included
Internal waste	Included	Included
Loss	Not applicable	Algorithm 20.1.1
Dilution	Not applicable	Algorithm 20.1.1
Min. mineable thickness	Not applicable	2m

Block Modelling
For all deposits, the in situ dry density of bauxite was estimated at 2.0 t/m^3. The parameters used for building the respective resource models stand as follows:

Table 19.1.1b Modelling Parameters

Parameters	Resource & Reserve Models
Grid Size	o 300 x 300 m and 150 x 150 m o Closed spaced drilling of minor extent , down to 12.5 on plateau 2 and to 37.5 m on plateau 7
Search	o Grades & Thickness ▪ 500m ▪ No anisotropy ▪ Minimum composites 3 ▪ Maximum composite 12 o Topography ▪ 70 m ▪ No anisotropy ▪ Minimum composites 4 ▪ Maximum composite 5
Interpolation	o Grades & Thickness ▪ OK ▪ Block size 50 x 50 m ▪ Variograms of table 20.1.4.3 o Topography ▪ ID-Power 1 ▪ Using the DTM supplied by MAPS with elevation points at 50m intervals ▪ Block size 50 x 50 m
Limit of Mineralisation	o Perimeter drilled o Safe distance from permanent infrastructure (5.5 Mt of Resources are sterilized by the railway line) o Resource Model ▪ 1 m minimum ore thickness ▪ 1:1 m/m stripping ratio o Reserve Model ▪ Grade and mining constraint

19.1.2 Model Validation

The following checks were made:

- Absence of local bias checked by cross validation of composites. With cross validation, each composite is removed from the data set and re-estimated from surrounding data. Statistics in Figure 19.1.2 indicate minor differences of the means (in red), but narrower distributions of the estimates (refer to maximum and minimum values shown in the graph) resulting from the smoothing effect of interpolation.


Box plots - Cross Validation of Composites (e = Estimates)
ORE
ORE•
SIO2
SIO2•
FE2O3
FE2O3•
AL2O3
AL2O3•
60
50
40
30
20
10
0

Fig. 19.1.2 Cross Validation of Composite – Plateau 2

- Preservation of the linear dependence of grades shown in table 19.1.2a and of the sum of oxides (Totox) shown in Table 19.1.2b. The relationship of Al_2O_3 with Fe_2O_3 and SiO_2 is preserved as $Al_2O_3 = 63.03 - 0.618{*}SiO_2 - 0.6668{*}Fe_2O_3$ with an R^2 of 0.97.

Table 19.1.2a Linear Dependence of Grades
Pearson correlation coefficient

Resource Composites	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
ORE	1.000	**0.307**	**0.104**	-0.031	**-0.348**	**0.352**
LOI	**0.307**	1.000	**-0.114**	**0.161**	**-0.914**	**0.916**
SiO_2	**0.104**	**-0.114**	1.000	-0.052	**-0.187**	0.015
TiO_2	-0.031	**0.161**	-0.052	1.000	**-0.260**	**0.196**
Fe_2O_3	**-0.348**	**-0.914**	**-0.187**	**-0.260**	1.000	**-0.974**
Al_2O_3	**0.352**	**0.916**	0.015	**0.196**	**-0.974**	1.000

Resource Ore Blocks	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
ORE	1.000	**0.244**	**0.114**	**-0.160**	**-0.285**	**0.312**
LOI	**0.244**	1.000	0.000	**0.129**	**-0.923**	**0.928**
SiO_2	**0.114**	0.000	1.000	**0.100**	**-0.292**	**0.095**
TiO_2	**-0.160**	**0.129**	**0.100**	1.000	**-0.249**	**0.136**
Fe_2O_3	**-0.285**	**-0.923**	**-0.292**	**-0.249**	1.000	**-0.967**
Al_2O_3	**0.312**	**0.928**	**0.095**	**0.136**	**-0.967**	1.000

- Compliance with grades of composites checked by comparing block estimates to polygonal estimates within the ore envelope.

Table 19.1.2b Polygonal Estimates vs. Kriging
Cutoff 38% Al_2O_3 and 10% SiO_2, Minimum 1 m ore thickness

Evaluation m	Overburd m	Ore m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	Totox %	Ore Mt
Kriging	0.95	7.18	24.65	2.08	2.47	25.09	45.04	99.33	239
Polygonal	0.98	7.36	24.63	2.08	2.48	25.15	44.99	99.33	239

19.2 Resource Categorization

19.2.1 Relative Standard Errors

The main error of concern is that affecting the available alumina contained in the reported Resources. Let the tonnage of alumina contained (TAC) in the deposits be defined as

TAC = Surface x Ore Thickness x Density x AA

Or

TAC = Volume x Density x AA

The standard relative error of each term is now examined in the light of relevant data.

Surface of Deposit
Standard relative errors on the surface were obtained from the relative estimation variances, based on the number of edges of mineralised blocks defined by respective grids. Plateaux 2 and 15 were used to estimate the error for the 300 x 300m grid, with boreholes on the nominal grid only, and plateau 7 for the 150 x 150m grid, as follows:

- 1.5% for the 150 x 150m grid
- 3.1% for the 300 x 300m grid

Ore Thickness
Relative standard errors on ore thickness were derived from the standard errors on the means of ore intercepts, including composites <1m and stripping ratio >1, as follows:

- 2.3% for the 150 x 150m grid
- 5.1% for the 300 x 300m grid

Volume of Deposit
The error due to the potential occurrence within the current resource limits of a higher or lesser proportion material below cutoff (composites <1m and stripping ratio >1) was considered. The standard errors were derived from the proportion of such material calculated as "surface of influence (polygonal) of holes below cutoff x thickness", as follows:

- 2.5% for the 150 x 150m grid
- 5.5% for the 300 x 300m grid

To the above volumetric error was added the sum of the relative variances of the ore thickness and surface, giving the total relative errors on the volume:

- 3.7% for the 150 x 150m grid
- 8.1% for the 300 x 300m grid

In situ Density
The potential error is derived from the standard error on the mean of available density measurements (0.023 or 1.1% relative only), adjusted upwards to account for the few measurements available. This adjustment is arbitrary and based on experience of the bauxite in the district:

- 2.5% relative standard deviation, meaning that within the 95% confidence interval the density could vary from 1.9 to 2.1 t/m^3. This may appear a narrow range, but it is well justified based on experience.

Available Alumina
The standard relative error on AA is generally small in spite of the addition of sampling, assaying and estimation errors. The following estimates are founded on the composite statistics and largely on experience:

- 1.3% for the 150 x 150m grid, i.e. a range of 38% to 40%AA within the 95% confidence interval
- 1.8% for the 300 x 300m grid, i.e. a range of 37.6% to 40.4%AA within the 95% confidence interval

Global Error on TAC
The global error on TAC was then computed by simulation, using normal distributions for all variables and 1,000,000 iterations, with the following results within the 95% confidence interval:

- TAC could range from 44Mt to 51Mt, i.e. an error of +/-3.5 Mt or 7.5% relative for the 150 x 150m grid
- TAC could range from 37Mt to 49Mt, i.e. an error of +/-6 Mt or 14.3% relative for the 300 x 300m grid

- **In all deposits, the mineralisation remains largely open, therefore the upside potential is considerable.**

19.2.2 Resource Categories

Based on the results of variography, submitted in Section 20.1 (Exploratory Data Analysis) and summarized in Table 20.1.4.3 (Common Variograms per Plateau), and the errors associated with the respective exploration grids, Resources are categorized by as follows:

Table 19.2.2 Resource Categorization Based on Grid Sizes

Resource Category	*Drill Grid Size m x m*
Measured	150 x 150
Indicated	300 x 300
Inferred	More than 300 x 300 up to 600 x 600

19.3 Mineral Reserve Estimate

Key Assumptions
The Mineral Reserve estimate is specifically prepared as part of Global Alumina's plans for the Refinery in the Concession Area and the economic viability of mining is assumed on the basis of Global Alumina's overall economic projections which are not further discussed in this technical report on *bauxite resources and reserves. The mine plan presented* in Section 20 demonstrates the feasibility and practicality of supplying bauxite to the Refinery and the specified levels of available alumina and reactive silica at a modest and predictable cost.

The Mineral Reserve estimate is furthermore based on

- the geological data, resource model and mineral resource estimates as described;
- mining loss and dilution algorithms appropriate to the type of deposits and mineralisation, taking account of dilution at the top of the orebody with off-grade ferruginous hard cap material, intermediate off-grade material inside the bauxite profile and at the floor of the deposit and with ore losses at the mining floor;
- an additional ore recovery factor of 95%; and
- *all Mineral Reserve material is inside* the Mineral Resource.

19.4 Resource and Reserve Statements

BH&P have prepared the Resource and Reserve Statements in accordance with the CIM Standard Definitions using data generated by Global Alumina in conformance with the procedures established between BH&P and Global Alumina.

Relevant Issues affecting Mineral Resources and Mineral Reserves
The reported Mineral Resource and Mineral Reserve are not materially affected by other known environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues, other than those discussed in this technical report. Environmental issues associated with the bauxite mining activities are discussed in the mine plan of Section 20 and further detailed in Global Alumina's Project EIA.

Relevant Factors affecting Mineral Resource and Mineral Reserve Estimate
Estimates of Mineral Resources and Mineral Reserves are not considered to be affected materially by mining, metallurgical, infrastructure and other relevant factors other than those described in this technical report. Account has been taken of bauxite zones sterilized by permanent roads and railway, with an area of 50 m either side of the projected railway and areas within or close to the Refinery perimeter. The bauxite resource thus sterilized has been *excluded from the reserve base.*

Mineral Resource Statement
Based on current exploration data and due consideration to the estimation errors described in the previous Sections, the reportable Mineral Resource detailed in Table 19.4a overleaf is estimated as:

- 122 Mt, with 38.9% AA_{150} and 1.0% $RSiO_2$ reporting to Measured Resources.
- 108 Mt, with 39.1% AA_{150} and 1.1% $RSiO_2$ reporting to Indicated Resources.
- 3 Mt, with 38.8% AA_{150} and 0.9% $RSiO_2$ reporting to Inferred Resources.

Mineral Reserve Statement
Based on the Mineral Resource and due consideration to technical and economical factors and the mine plan presented in the Sections hereafter, the reportable Mineral Reserve detailed in Table 19.4b overleaf is estimated as:

- 101 Mt, with 38.8% AA_{150} and 1.0% $RSiO_2$ reporting to Proven Reserve.
- 87 Mt, with 39.6% AA_{150} and 1.0% $RSiO_2$ reporting to Probable Reserve.

Mineral Resources and Mineral Reserves are not reported in terms of metal content but in terms of bauxite grades.

Table 19.4a Global Alumina Refinery Project – Reportable Mineral Resource as of November 25th, 2005
Dry Density 2.0 t/m³, Block Size 50 x 50m, Cutoff Grades 38% Al_2O_3 and 10% SiO_2

Measured Resource

PLATEAU	Dry Mt	O/BURDEN m	BAUXITE m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	AA %	$RSiO_2$ %	MONO %
2	5	0.89	7.37	22.0	2.59	2.61	22.78	46.2	39.7	1.27	2.57
7	109	0.82	8.96	24.6	2.01	2.38	25.37	45.0	38.8	0.99	2.74
15	8	1.27	6.15	25.0	2.10	2.51	23.58	46.2	40.0	1.03	2.63
Total	122	0.87	8.61	24.6	2.04	2.40	25.14	45.2	38.9	1.00	2.72

Indicated Resource

PLATEAU	Dry Mt	O/BURDEN m	BAUXITE m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	AA %	$RSiO_2$ %	MONO %
2	79	0.80	6.24	24.7	2.18	2.57	24.83	44.9	39.2	1.07	2.18
7	13	1.36	7.91	24.4	2.19	2.35	25.90	44.5	38.3	1.07	2.61
15	17	1.58	4.80	24.7	1.92	2.66	25.05	45.0	39.2	0.94	2.38
Total	109	1.00	6.10	24.7	2.14	2.55	24.99	44.9	39.1	1.05	2.26

Inferred Resource

PLATEAU	Dry Mt	O/BURDEN m	BAUXITE m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	AA %	$RSiO_2$ %	MONO %
2	2.3	1.28	4.83	24.54	1.82	2.53	26.01	44.4	38.7	0.89	2.31
7	0.4	2.48	6.17	25.40	2.56	2.45	22.70	46.4	40.8	1.25	1.73
15	0.2	1.77	4.37	24.17	1.87	2.51	27.26	43.5	37.8	0.92	2.35
Total	2.9	1.45	4.93	24.62	1.92	2.52	25.69	44.6	38.9	0.94	2.24

Minimum ore thickness 1m, maximum stripping ratio 1:1 (overburden m / bauxite m), overburden excludes top soil

The Measured and Indicated Mineral Resources (Table 19.4a) are inclusive of those Mineral Resources modified to produce the Mineral Reserves (Table 19.4b).



Table 19.4b Global Alumina Refinery Project – Reportable Mineral Reserve as of November 25th, 2005
Dry Density 2.0 t/m³, Block Size 50 x 50m, Cutoff Grades 38% Al_2O_3 and 10% SiO_2

Proven Reserve – all from Measured Resource

PLATEAU	Dry Mt	Topsoil m	BAUXITE m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	AA %	$RSiO_2$ %
2	6	0.2	6.6	24.4	2.4	2.7	24.9	44.8	38.3	1.2
7	81	0.2	9.3	24.6	2.0	2.4	25.2	45.1	39.0	1.0
15	14	0.2	9.4	24.3	1.9	2.4	26.1	44.5	38.2	1.0
Total*)	101	0.2	9.13	24.6	2.0	2.4	25.3	45.0	38.8	1.0

*) NB: This excludes Proven ore sterilised by the railway on Plateaux 7 and 15 amounting to 6.7 m dmt @ 37.3% Avail. Alumina

Probable Reserve – all from Indicated Resource

PLATEAU	Dry MT	Topsoil m	BAUXITE m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	AA %	$RSiO_2$ %
2	59	0.2	6.6	24.6	2.2	2.6	25.2	44.7	38.8	1.1
7	10	0.3	9.1	24.4	1.9	2.4	26.0	44.6	38.4	0.9
15	8	0.2	6.2	24.6	1.7	2.7	25.6	44.7	38.8	0.8
Total*)	87	0.2	6.7	24.5	2.1	2.6	25.7	44.4	38.6	1.0

*) NB: This excludes Probable ore sterilised by the railway on Plateaux 7 and 15 amounting to 0.8 m dmt @ 39.8% Av. Alumina

20. OTHER RELEVANT DATA AND INFORMATION

20.1 Exploratory Data Analysis

Univariate data analysis of exploration samples and composites provides information on the grade populations present in the data sets, their grade characteristics and distributions, which are essential for a sound geological knowledge of the deposits and the modelling thereof. Bivariate and multivariate analysis focuses on the relationships between grades and thickness, which frequently have genetic implications. Finally, spatial analysis deals with ore continuity, grade stationarity and anisotropy, which provides the necessary parameters for robust modelling.

The following datasets will be examined:

a) Full dataset provided including plateaux 2, 3, 7, 15, 17 and 33.
b) Plateaux 2, 7 and 15 combined, which supports the resource estimates.
c) Plateaux 2, 7 and 15 separately.

20.1.1 Univariate Description

Two dimensional modelling requires that the following grade supports be examined:

a. Exploration samples, which include several populations such as bauxite and off-grades above (top waste), within (internal waste) *and below bauxite (bottom waste or* floor material).
b. Composites that include a reduced set of populations referring to various bauxite *facies/qualities.*
c. Grade accumulations, i.e. grades x ore thickness used for block modelling - which display populations relatively similar to composite grades, but transformed by the additional attribute of thickness. The accumulation process has various effects depending on the degree of correlation, negative or positive, between grades and thickness. A positive correlation would tend to strengthen the characteristics of the grade population, whereas a negative correlation could reduce the contrast between high and low grade values.

Table 20.1.1a Bauxite and Off-Grade Material – Full Data Set
COG 10% SiO_2 and 38% Al_2O_3

Material	Samples N°	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	TOC %
Overburden	294	19.83	2.60	2.05	40.92	33.74	0.20
Bauxite	789	24.70	1.98	2.48	24.94	45.25	0.09
Bauxite Above Floor	546	24.10	2.47	2.31	26.43	44.00	0.08
Internal Waste	243	20.40	3.11	2.11	38.65	34.92	0.14
Floor Material	546	19.49	5.03	1.90	36.59	34.05	0.11

Bauxite above floor = first bauxite sample above floor material

The above table provides average grades of the various types of material and grade populations present in the lateritic profile.

SAMPLES

Box Plots and Scattergrams

a) *Box plots show great similarity* of grade distributions between plateaux, except for plateau 15 which tends to be higher in Fe_2O_3 and lower in Al_2O_3.
b) Scattergrams confirm the above. A larger spread of SiO_2 grades is noted in plateau 7.

Histograms

a) Histograms cover the full spectrum of the grade populations and material shown in Table 20.1.1a. However, the separation between the populations is not obvious, indicating gradational transitions.
b) SiO_2 is positively skewed to a high degree and shows basal clays as a long tailing end above 10% SiO_2.
c) TiO_2 *displays a narrow*, moderately skewed and peaked distribution. High values, above 3%, indicate the presence of a separate population probably related to basic source rocks (dolerite sills).
d) Al_2O_3 is negatively skewed and offers a remarkably smooth gradation from basal clays to high grade bauxite.
e) Fe_2O_3 is moderately skewed and shows a highly ferruginous population above 50% Fe_2O_3.
f) No marked difference is observed between plateaux.

Ternary Diagrams of Al_2O_3, SiO_2 and Fe_2O_3

Samples are concentrated between the Al_2O_3 and Fe_2O_3 poles, indicating a strong desilication of the lateritic profile. The spread of samples is more pronounced in plateaux 2 and mainly in plateau 15.

Box plots displayed hereafter make use of the following format:

- the lower edge of the box represents the first quartile Q1;
- a black line represents the median Q2;
- a red line represents the average; and
- the upper edge of the box represents the third quartile Q3.

Two intervals are defined on either side *of the first and third quartiles:*

- IQ1 = [Q1 - 1.5 × (Q3 – Q1) , Q1];
- IQ3 = [Q3 , Q3 + 1.5 × (Q3 – Q1)];
- the lower part of the box plot reaches from Q1 to the value nearest to the lower bound of IQ1, while remaining within IQ1;
- *the upper part of* the box plot reaches from Q3 to the value nearest to the upper bound of IQ3, while remaining within IQ3;
- the values underneath the lower part and above the upper part are represented individually by circles. These circles are filled in when the values are more than 3 times the distance between the quartiles (Q3 – Q1), and are empty if they are within that interval; and
- the minimum and maximum values are shown in the box plot.

Table 20.1.1b Sample Statistics – Full Data Set

Descriptive statistics	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
No. of values used	6465	6465	6465	6465	6465
No. of values ignored	0	0	0	0	0
No. of min. val.	1	1	1	1	1
% of min. val.	0.015	0.015	0.015	0.015	0.015
Minimum	5.110	0.280	0.710	2.630	12.900
1st quartile	20.300	1.165	1.905	22.950	35.600
Median	22.900	1.880	2.240	29.600	41.300
3rd quartile	25.200	3.300	2.580	37.000	46.200
Maximum	32.200	74.000	8.140	65.700	62.100
Range	27.090	73.720	7.430	63.070	49.200
Sum	145688.900	22081.580	14719.365	195538.890	263363.950
Mean	22.535	3.416	2.277	30.246	40.737
Geometric mean	22.185	2.120	2.212	28.310	39.971
Harmonic mean	21.781	1.568	2.149	26.066	39.136
Kurtosis (Pearson)	0.377	32.027	7.331	-0.166	-0.318
Skewness (Pearson)	-0.569	4.866	1.390	0.283	-0.270
Kurtosis	0.379	32.064	7.341	-0.164	-0.316
Skewness	-0.569	4.868	1.391	0.283	-0.270
CV (standard deviation/mean)	0.166	1.515	0.248	0.342	0.186
Sample variance	14.057	26.773	0.319	107.269	57.701
Estimated variance	14.059	26.777	0.319	107.286	57.710
Sample standard deviation	3.749	5.174	0.565	10.357	7.596
Estimated standard deviation	3.750	5.175	0.565	10.358	7.597
Mean absolute deviation	2.957	2.714	0.419	8.304	6.153
Median absolute deviation	2.400	0.870	0.340	6.900	5.300
Standard-error	0.047	0.064	0.007	0.129	0.094
Lower bound Mean CI	22.444	3.289	2.263	29.993	40.552
Upper bound Mean CI	22.626	3.542	2.291	30.498	40.922

Table 20.1.1c Sample Statistics of all Lithologies – Per Plateau (2, 7 & 15)

In spite of different parent rocks – plateau 15 is underlain by basic intrusives - no marked differences are noted between plateaux.

Descriptive statistics	TiO_2-15	TiO_2-2	TiO_2-7	LOI-15	LOI-2	LOI-7	SiO_2-15	SiO_2-2	SiO_2-7	Fe_2O_3-15	Fe_2O_3 -2	Fe_2O_3-7	Al_2O_3 -15	Al_2O_3 -2	Al_2O_3 -7
No. of values used	542	1396	4058	542	1396	4058	542	1396	4058	542	1396	4058	542	1396	4058
No. of values ignored	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
No. of min. val.	1	1	1	1	1	1	1	1	1	1	1	1	2	1	1
% of min. val.	0.185	0.072	0.025	0.185	0.072	0.025	0.185	0.072	0.025	0.185	0.072	0.025	0.369	0.072	0.025
Minimum	1.180	0.820	0.710	7.930	7.440	5.110	0.300	0.310	0.280	3.420	2.630	2.980	19.400	15.800	12.900
1st quartile	1.910	1.940	1.880	18.700	20.050	20.600	1.310	1.175	1.160	24.800	22.300	23.100	32.000	34.700	36.400
Median	2.290	2.340	2.190	21.545	23.020	23.000	2.035	1.970	1.850	33.200	29.650	29.100	38.550	41.000	41.700
3rd quartile	2.640	2.680	2.500	24.600	25.400	25.200	3.500	3.465	3.270	41.900	37.050	36.000	44.700	46.400	46.300
Maximum	6.290	5.240	7.710	32.200	31.580	31.300	55.700	63.300	74.000	63.600	65.700	63.800	61.000	62.100	59.000
Range	5.110	4.420	7.000	24.270	24.140	26.190	55.400	62.990	73.720	60.180	63.070	60.820	41.600	46.300	46.100
Mean	2.318	2.337	2.213	21.678	22.568	22.629	3.346	3.588	3.477	33.211	30.128	29.767	38.640	40.515	41.143
Geometric mean	2.251	2.268	2.158	21.281	22.188	22.292	2.233	2.190	2.127	30.550	27.920	28.063	37.664	39.638	40.469
Harmonic mean	2.186	2.196	2.104	20.859	21.759	21.893	1.707	1.558	1.582	27.110	25.342	26.105	36.663	38.692	39.728
Kurtosis (Pearson)	4.541	1.022	6.236	-0.368	-0.015	0.838	41.240	26.664	30.789	-0.589	-0.289	-0.058	-0.662	-0.455	-0.154
Skewness (Pearson)	1.177	0.431	1.092	-0.004	-0.495	-0.706	5.519	4.425	4.800	-0.051	0.292	0.276	0.142	-0.168	-0.349
Kurtosis	4.622	1.036	6.249	-0.350	-0.006	0.843	41.800	26.807	30.845	-0.574	-0.282	-0.055	-0.648	-0.449	-0.152
Skewness	1.184	0.431	1.093	-0.004	-0.496	-0.707	5.550	4.435	4.803	-0.051	0.293	0.276	0.143	-0.168	-0.350
CV	0.251	0.242	0.227	0.187	0.174	0.161	1.432	1.461	1.552	0.364	0.365	0.325	0.222	0.201	0.174
Sample variance	0.337	0.319	0.252	16.454	15.440	13.326	22.895	27.450	29.105	146.070	121.123	93.404	73.462	66.233	51.108
Estimated variance	0.337	0.319	0.252	16.484	15.451	13.329	22.937	27.469	29.113	146.340	121.210	93.427	73.598	66.281	51.120
Samp standard deviation	0.580	0.564	0.502	4.056	3.929	3.651	4.785	5.239	5.395	12.086	11.006	9.665	8.571	8.138	7.149
Estimated standard dev	0.581	0.565	0.502	4.060	3.931	3.651	4.789	5.241	5.396	12.097	11.010	9.666	8.579	8.141	7.150
Mean absolute deviation	0.438	0.443	0.378	3.308	3.142	2.828	2.409	2.875	2.831	9.899	8.881	7.719	7.076	6.636	5.756
Median absolute deviation	0.355	0.380	0.310	2.955	2.580	2.300	0.915	0.960	0.840	8.600	7.350	6.400	6.350	5.700	4.900
Standard-error	0.025	0.015	0.008	0.174	0.105	0.057	0.206	0.140	0.085	0.520	0.295	0.152	0.368	0.218	0.112
Lower bound Mean CI	2.269	2.308	2.197	21.335	22.361	22.517	2.941	3.313	3.311	32.190	29.550	29.469	37.916	40.087	40.923
Upper bound Mean CI	2.367	2.367	2.228	22.020	22.774	22.741	3.750	3.863	3.643	34.232	30.706	30.064	39.363	40.942	41.363


Box plots
TiO2 - 15 TiO2 - 2 TiO2 - 7 LOI - 15 LOI - 2 LOI - 7 TSiO2 - 15 TSiO2 - 2 TSiO2 - 7 Fe2O3 - 15 Fe2O3 - 2 Fe2O3 - 7 Al2O3 - 15 Al2O3 - 2 Al2O3 - 7
80
70
60
50
40
30
20
10
0


Scattergrams
TiO2 - 15 TiO2 - 2 TiO2 - 7 LOI - 15 LOI - 2 LOI - 7 TSiO2 - 15 TSiO2 - 2 TSiO2 - 7 Fe2O3 - 15 Fe2O3 - 2 Fe2O3 - 7 Al2O3 - 15 Al2O3 - 2 Al2O3 - 7
80
70
60
50
40
30
20
10
0

Fig. 20.1.1a-b Sample Grades – Per Plateau

The above graphics indicate minimum differences between plateaux- such as somewhat more Fe_2O_3 and less Al_2O_3 in Plateau 15




LOI
TSiO2
TiO2
Fe2O3
Al2O3

Fig. 20.1.1c Histograms of Sample Grades – Full Data Set

Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD



Fig. 20.1.1d Histograms of Sample Grades – Plateau 2
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD



Fig. 20.1.1e Histograms of Sample Grades – Plateau 7
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD



Fig. 20.1.1f Histograms of Sample Grades – Plateau 15
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD


Ternary Plot Sample Assays
Full Data Set
Al2O3
SiO2
Fe2O3
Ternary Plot Sample Assays
Plateau 2
Al2O3
SiO2
Fe2O3


Ternary Plot Sample Assays
Plateau 7
Al2O3
SiO2
Fe2O3
Ternary Plot Sample Assays
Plateau 15
Al2O3
SiO2
Fe2O3

Fig. 20.1.1g Ternary Plots of Samples
These graphs confirm the subordinate role of SiO_2.

COMPOSITING

Compositing is driven by plant feed specifications, of which available alumina of 39% at low temperature digest (AA_{150}) is the most important requirement. Meeting this objective was achieved by applying Al_2O_3 cutoff grades (COG) from 35% up to 40%, as shown below in Fig. 20.1.1h. A constant 10% SiO_2 was also applied to avoid inclusion of basal clays.


COG Sensitivity
AA x Meterage
AA avg grade
Al2O3 COG
120%
100%
80%
60%
40%
20%
0%
34
35
36
37
38
39
40
41
100%
97%
93%
90%
85%
79%
38.09
38.57
38.99
39.44
39.99
40.58
AA x Meterage
AA150

Fig. 20.1.1h Cutoff Grade Sensitivity

The impact on alumina recovery was approximated by using the index AA x Meterage, using arbitrarily the lowest Al_2O_3 COG as the maximum recovery possible (100%). Results shows that the target grade of 39 AA_{150} is reached with a 38% Al_2O_3 COG, which is henceforth applied for resource evaluation.

The selected compositing algorithm optimises grades of intercepts by successive iterations, following the logic shown below:

Table 20.1.1d Example of Optimisation of Al_2O_3 Grades

Cutoff (COG) = 38% Al_2O_3

Depth m	Grade Al_2O_3%	Grade-COG Al_2O_3-38	Grade-COG Accumulation	Remark
1-2	35.4			**<- Overburden**
2-3	39.6	1.6	1.6	**<-Top of Intercept**
3-4	40.4	2.4	4.0	
4-5	43.5	5.5	9.5	
5-6	35.7	-2.3	7.2	
6-7	40.5	2.5	9.7	
7-8	43.9	5.9	15.6	**<- Optimum – Base of Intercept**
8-9	27.9	-10.1	5.5	
9-10	36.1	-1.9	3.6	

Minimizing contaminant, e.g. SiO_2, follows the same approach. With the COGs selected, i.e. 10% SiO_2 and 38% Al_2O_3, 20% of the holes did not reach the base of bauxite. This is however not considered as an upside potential, as BH&P assume that in most instances holes were terminated close to basal clays or laterite.

As shown in Fig. 20.1.1i, Al_2O_3 above COG is maximized and SiO_2 below COG is minimized. The lower limit of intercepts is set to the maximum Al_2O_3 or the minimum SiO_2, whichever is reached first.

Overburden stands for off-grade duricrust and excludes top soil, which is removed prior to mining.

For resource definition, bauxite intercepts exclude overburden (example B in figure overleaf) but include internal waste given the impracticality of separating this material while mining.

For reserve definition, bauxite intercepts include overburden (example C in figure overleaf) on account of the erratic distribution of this material and its moderate thickness, which makes difficult – but not impossible - the selective removal of such material prior to mining. Compensating the dilution introduced by overburden and maintaining the grade target of 39 AA_{150}, necessitated that bauxite intercepts averaged at least 40% Al_2O_3. Intercepts failing this condition were treated as off-grade material.

For reserve definition, the minimum mineable thickness was set to 2 m. Thinner intercepts were extended into off-grade material to make up for the difference (example D in figure overleaf). Finally, pit floor dilution and mine loss were considered by applying a mining algorithm, fully described in fig 20.1.1k.

Because of the minimum mineable thickness of 2m imposed and the mining loss/dilution algorithm applied, a number of reserve composites consist of off-grade material, which contributed to the dilution of the reserve model.

In the following statistics, two sets of composites are considered:

a) The resource composites; and
b) The reserve composites.




A - Compositing DH 827
SiO2% - COG 10%
Al2O3% - COG 38%
B - Compositing DH 644 - Exclusive of Overburden
C - Compositing DH 644 - Inclusive of Overburden
D - Compositing DH 720 - Off Grade Material - Minimum 2 m Intersect
Depth (m)
Objective
Minimum SiO2
Maximum Al2O3

Fig. 20.1.1I Compositing Algorithm
Intercepts are shown in blue



RESOURCE COMPOSITES

Box Plots and Scattergrams

c) Box plots show thicker overburden and thinner ore in plateau 15, while plateau 7 offers the most impressive bauxite thickness. In terms of grades, plateau 15 is lower in Al_2O_3 and higher in Fe_2O_3.

d) Scattergrams show similar grade ranges across all plateaux.

e) Box plots and Scattergrams of grade accumulations reflect the combination of higher grades and thicker ore, which increases the contrasts between the deposits.

Histograms of composite grades

g) SiO_2 is positively skewed to a moderate extent and displays a few odd values above 5%.

h) Fe_2O_3 and Al_2O_3 show wide ranges, with a minor proportion of higher grade material with less than 17% Fe_2O_3 and more than 50% Al_2O_3. Low grade material is characterized by Fe_2O_3 above 30% and Al_2O_3 below 40%.

i) Histograms of the various plateaux do not indicate marked differences.

Ternary Diagrams

Ternary diagrams of the various plateaux are remarkably similar, except for a larger spread of composite grades in plateau 15.


TOP SOIL + OVERBURDEN
Mean (0.9)
M+1SD (2.5)
M+2SD (4.0)
M+3SD (5.5)
ORE
M-1SD (5)
Mean (8)
M+1SD (12)
M+2SD (15)
M+3SD (19)

Fig. 20.1.1J Resource Composites - Histogram of Thickness


Design Pit Floor and Mine Losses / Dilution
PROFILE I
More than 2 m laterite below bauxite
PROFILE II
More than 1 m but less than 2 m laterite below bauxite
PROFILE III
Less than 1 m laterite below bauxite
0 m
2
4
6
8
10
Top Soil
Hard Cap 0.9 m
Bauxite 4.8 m
Error range
Design Floor
Gap 0.5 m
Chemical Floor
Laterite 2.7 m
Clay
Top Soil
Hard Cap 0.9 m
Bauxite 4.8 m
Error range
Design Floor
Gap 0.9 m
Chemical Floor
Laterite 1.2 m
Clay
Top Soil
Hard Cap 0.9 m
Bauxite 4.8 m
Error range
Design Floor
Gap 1.0 m
Chemical Floor
Clay
Gap = Design Floor - Chemical Floor Actual Pit Floor = Design Floor +/- Ore Lifting Error and Estimation Error on Chemical Floor Position
Explanation: Laterite is defined as material < 38% Al2O3 and < 10% SiO2The more laterite below bauxite, the less risk for mining into clays.
The strategy is to minimize dilution and take account of pit floor variability.
Hence, the design pit floor is placed above the cutoff grade pit floor, by 1 m if laterite is <= 1 m thick and 0.6 m if laterite is >= 2 m.
Between this range, the design floor position is a linear function of laterite thickness. Holes not terminated are treated as if underlain by clays.
The pit floor is not adjusted for holes with a minimum mineable thickness of 2 m.
The design pit floor will be affected by ore lifting errors and estimation errors on the floor position. The total error is estimated at +/- 1 m
and is applied to each hole using a random number generator. The above logic is deemed consistent with achievable mining practices.
The above procedure, only applied to bauxite bearing boreholes, results in 10% mine loss with a minor impact on grades.
An additional mine loss will result from off-grade blocks within mining perimeters. The potential grade improvement is not taken into account.

Fig. 20.1.1k Mining Loss and Dilution Algorithm

Table 20.1.1e Resource Composite Statistics – Full Data Set

Descriptive statistics	OVERBURD	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
No. of values used	546	546	546	546	546	546	546
No. of values ignored	0	0	0	0	0	0	0
No. of min. val.	238	1	1	1	1	1	1
% of min. val.	43.590	0.183	0.183	0.183	0.183	0.183	0.183
Minimum	0.000	0.400	20.660	0.380	1.380	12.012	38.300
1st quartile	0.000	5.000	23.218	1.248	2.217	22.933	42.000
Median	0.350	7.700	24.277	1.695	2.424	26.412	44.281
3rd quartile	1.000	10.500	25.364	2.440	2.675	29.469	46.431
Maximum	9.000	19.000	28.890	8.473	6.875	36.250	54.256
Range	9.000	18.600	8.230	8.093	5.495	24.238	15.956
Sum	513.950	4196.050	13314.150	1073.963	1352.115	14204.516	24289.608
Mean	0.941	7.685	24.385	1.967	2.476	26.016	44.486
Geometric mean		6.464	24.336	1.742	2.441	25.503	44.367
Harmonic mean		4.838	24.287	1.546	2.408	24.933	44.250
Kurtosis (Pearson)	7.612	-0.607	-0.230	4.669	18.507	-0.280	-0.209
Skewness (Pearson)	2.580	0.225	0.211	1.661	2.549	-0.409	0.458
Kurtosis	7.732	-0.593	-0.211	4.751	18.768	-0.262	-0.190
Skewness	2.594	0.226	0.212	1.670	2.563	-0.411	0.461
CV (standard deviation/mean)	1.611	0.500	0.063	0.528	0.183	0.189	0.074
Sample variance	2.295	14.753	2.393	1.075	0.206	24.146	10.767
Estimated variance	2.299	14.780	2.397	1.077	0.206	24.190	10.787
Sample standard deviation	1.515	3.841	1.547	1.037	0.454	4.914	3.281
Estimated standard deviation	1.516	3.844	1.548	1.038	0.454	4.918	3.284
Mean absolute deviation	1.007	3.192	1.239	0.778	0.312	3.922	2.627
Median absolute deviation	0.350	2.700	1.068	0.541	0.219	3.306	2.200
Standard-error	0.065	0.165	0.066	0.044	0.019	0.210	0.141
Lower bound Mean CI	0.814	7.362	24.255	1.880	2.438	25.602	44.210
Upper bound Mean CI	1.069	8.008	24.515	2.054	2.515	26.429	44.763

Table 20.1.1f Resource Grade Accumulation Statistics – Full Data Set

Descriptive statistics	LOIac	SiO_2ac	TiO_2ac	Fe_2O_3ac	Al_2O_3ac
No. of values used	546	546	546	546	546
No. of values ignored	0	0	0	0	0
No. of min. val.	1	1	1	1	1
% of min. val.	0.183	0.183	0.183	0.183	0.183
Minimum	9.320	0.266	0.996	10.920	16.680
1st quartile	114.900	6.945	11.340	116.850	206.600
Median	186.450	11.994	18.941	186.530	343.025
3rd quartile	259.000	20.518	25.690	266.100	475.000
Maximum	513.799	80.030	68.870	456.000	957.400
Range	504.479	79.764	67.874	445.080	940.720
Sum	103258.454	8491.041	10356.906	105789.943	188942.298
Mean	189.118	15.551	18.969	193.754	346.048
Geometric mean	157.318	11.258	15.778	164.864	286.809
Harmonic mean	114.894	7.195	11.486	128.856	208.449
Kurtosis (Pearson)	-0.359	3.872	0.354	-0.557	-0.338
Skewness (Pearson)	0.306	1.692	0.435	0.346	0.333
Kurtosis	-0.341	3.944	0.380	-0.542	-0.320
Skewness	0.307	1.701	0.437	0.348	0.335
CV (standard deviation/mean)	0.515	0.803	0.520	0.501	0.521
Sample variance	9468.534	155.676	96.968	9417.069	32503.308
Estimated variance	9485.907	155.962	97.146	9434.348	32562.947
Sample standard deviation	97.306	12.477	9.847	97.042	180.287
Estimated standard deviation	97.396	12.488	9.856	97.131	180.452
Mean absolute deviation	80.288	9.301	8.055	80.360	148.797
Median absolute deviation	72.050	5.989	7.282	72.730	133.750
Standard-error	4.168	0.534	0.422	4.157	7.723
Lower bound Mean CI	180.930	14.502	18.140	185.589	330.878
Upper bound Mean CI	197.306	16.601	19.797	201.920	361.218


Box plots
OB - 15
OB - 2
OB - 7
ORE - 15
ORE - 2
ORE - 7
Scattergrams
OB - 15
OB - 2
OB - 7
ORE - 15
ORE - 2
ORE - 7

Fig. 20.1.1l-1 Overburden and Ore Thickness per Plateau
Note the relatively thick overburden in plateau 15. Ore is markedly thicker in plateau 7 and thinner in plateau 15.




Box plots
LOI - 15 LOI - 2 LOI - 7 SiO2 - 15 SiO2 - 2 SiO2 - 7 TiO2 - 15 TiO2 - 2 TiO2 - 7 Fe2O3 - 15 Fe2O3 - 2 Fe2O3 - 7 Al2O3 - 15 Al2O3 - 2 Al2O3 - 7


Scattergrams
LOI - 15 LOI - 2 LOI - 7 SiO2 - 15 SiO2 - 2 SiO2 - 7 TiO2 - 15 TiO2 - 2 TiO2 - 7 Fe2O3 - 15 Fe2O3 - 2 Fe2O3 - 7 Al2O3 - 15 Al2O3 - 2 Al2O3 - 7

Fig. 20.1.1I-2 Grades of Resource Composites per Plateau

The presence of higher Fe_2O_3 level in plateau 15 is confirmed, other than that grade differences are minor.


Box plots
LOI - 15 LOI - 2 LOI - 7 TiO2 - 15 TiO2 - 2 TiO2 - 7 SiO2 - 15 SiO2 - 2 SiO2 - 7 Fe2O3 - 15 Fe2O3 - 2 Fe2O3 - 7 Al2O3 - 15 Al2O3 - 2 Al2O3 - 7
Scattergrams
LOI - 15 LOI - 2 LOI - 7 TiO2 - 15 TiO2 - 2 TiO2 - 7 SiO2 - 15 SiO2 - 2 SiO2 - 7 Fe2O3 - 15 Fe2O3 - 2 Fe2O3 - 7 Al2O3 - 15 Al2O3 - 2 Al2O3 - 7

Fig. 20.1.1I-3 Grade Accumulations of Resource Composites per Plateau

Contrasted ore thickness in plateau 7 and 15 strongly influences the population distribution of grade accumulations.


LOI
TSiO2
TiO2
Fe2O3
Al2O3

Fig. 20.1.1m *Histograms of Resource Composites – Full Data Set*
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD
Note how the shape of the SiO_2 distribution – highly skewed – was transformed by the accumulation with ore thickness.


LOI
TSiO2
TiO2
Fe2O3
Al2O3

Fig. 20.1.1o Histograms of Resource Composites – Plateau 2
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD



Fig. 20.1.1p Histograms of Resource Composites – Plateau 7
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD





Fig. 20.1.1q Histograms of Resource Composites – Plateau 15
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD


Ternary Plot Composite Assays
Full Data Set
Al2O3
SiO2
Fe2O3
Ternary Plot Composite Assays
Plateau 2
Al2O3
SiO2
Fe2O3


Ternary Plot Composite Assays
Plateau 7
Al2O3
SiO2
Fe2O3
Ternary Plot Composite Assays
Plateau 15
Al2O3
SiO2
Fe2O3

Fig. 20.1.1r Ternary Plots of Resource Composites
The above graphs confirm the extent of bauxite desilication.

RESERVE COMPOSITES

Box Plots and Scattergrams

f) Box plots show similar top soil across the deposits. Ore thickness is now more contrasted, with thinner ore in plateau 15 and thicker ore in plateau 7. As for grades, it is confirmed that plateau 15 contains less Al_2O_3 and more Fe_2O_3.
g) Scattergrams show minor grade range variations across all plateaux, mainly in terms of Fe_2O_3 and Al_2O_3.
h) Box plots and Scattergrams of grade accumulations reflect the combination of higher grades and thicker ore, which increases the contrasts between the deposits.

Histograms

j) The histogram of ore thickness clearly shows the effect of the minimum mineable thickness (2 m) and of the mining algorithm allowing for 0.5 – 1.0 m ore losses.
k) *SiO_2 is positively skewed to a moderate extent and displays a few odd values above 5%.* The SiO_2 histograms indicate that the mining algorithm has induced a minor SiO_2 dilution only.
l) Fe_2O_3 and Al_2O_3 show distributions similar to those of the resource composites, but for an increased proportion of low grade material with Fe_2O_3 above 30% and Al_2O_3 below 40%. This results from the inclusion of overburden – low in SiO_2 but high in Fe_2O_3 – and, occasionally, of laterite at the pit floor.
m) Histograms of the various plateaux do not indicate marked differences.

Ternary Diagrams

The larger spread of composite grades in plateau 15 is confirmed.


TOP SOIL
Mean (0.2)
M+1SD (0.5)
M+2SD (0.8)
ORE
M-1SD (3)
Mean (7)
M+1SD (11)
M+2SD (15)
M+3SD (19)

Fig. 20.1.1s Reserve Composites - Histogram of Thickness

Table 20.1.1g Reserve Composite Statistics – Plateau 2, 7 & 15

Descriptive statistics	OVERBURD	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
No. of values used	504	504	504	504	504	504	504
No. of values ignored	0	0	0	0	0	0	0
No. of min. val.	326	1	1	1	1	1	1
% of min. val.	64.683	0.198	0.198	0.198	0.198	0.198	0.198
Minimum	0.000	1.280	14.250	0.517	1.140	10.438	18.200
1st quartile	0.000	3.650	22.534	1.325	2.157	24.044	40.575
Median	0.000	7.170	23.946	1.780	2.388	27.546	43.404
3rd quartile	0.400	10.330	25.152	2.459	2.619	31.820	45.855
Maximum	1.000	18.370	29.381	7.870	3.584	61.600	55.122
Range	1.000	17.090	15.131	7.354	2.444	51.162	36.922
Sum	94.150	3652.970	11922.356	1013.007	1206.969	14314.263	21591.710
Mean	0.187	7.248	23.655	2.010	2.395	28.401	42.841
Geometric mean		6.015	23.531	1.800	2.364	27.432	42.481
Harmonic mean		4.750	23.397	1.621	2.333	26.446	42.068
Kurtosis (Pearson)	1.068	-0.906	1.056	4.843	0.610	1.421	1.874
Skewness (Pearson)	1.433	0.189	-0.737	1.748	0.199	0.768	-0.889
Kurtosis	1.107	-0.895	1.095	4.935	0.643	1.465	1.924
Skewness	1.442	0.190	-0.742	1.758	0.200	0.773	-0.894
CV (standard deviation/mean)	1.558	0.535	0.099	0.509	0.158	0.265	0.123
Sample variance	0.085	14.983	5.492	1.043	0.143	56.467	27.525
Estimated variance	0.085	15.013	5.503	1.045	0.143	56.580	27.580
Sample standard deviation	0.291	3.871	2.344	1.021	0.378	7.514	5.246
Estimated standard deviation	0.291	3.875	2.346	1.022	0.378	7.522	5.252
Mean absolute deviation	0.242	3.269	1.767	0.750	0.292	5.583	3.845
Median absolute deviation	0.000	3.210	1.273	0.530	0.231	3.844	2.622
Standard-error	0.013	0.173	0.104	0.046	0.017	0.335	0.234
Lower bound Mean CI	0.161	6.909	23.450	1.920	2.362	27.743	42.381
Upper bound Mean CI	0.212	7.587	23.861	2.099	2.428	29.060	43.300

Table 20.1.1h Reserve Grade Accumulation Statistics – Plateau 2, 7 & 15

Descriptive statistics	LOIac	SiO_2ac	TiO_2ac	Fe_2O_3ac	Al_2O_3ac
No. of values used	504	504	504	504	504
No. of values ignored	0	0	0	0	0
No. of min. val.	1	1	1	1	1
% of min. val.	0.198	0.198	0.198	0.198	0.198
Minimum	28.500	1.640	2.280	28.324	36.400
1st quartile	88.470	6.202	9.180	97.505	161.133
Median	179.746	11.504	17.654	180.512	322.794
3rd quartile	256.229	19.172	25.511	259.520	467.807
Maximum	500.080	76.892	42.272	440.726	932.536
Range	471.580	75.252	39.992	412.402	896.136
Sum	88966.374	7305.122	8889.848	95351.201	162342.778
Mean	176.521	14.494	17.639	189.189	322.109
Geometric mean	141.539	10.829	14.222	165.002	255.521
Harmonic mean	104.953	7.885	10.587	141.891	185.254
Kurtosis (Pearson)	-0.696	3.426	-0.915	-0.750	-0.661
Skewness (Pearson)	0.225	1.589	0.176	0.444	0.240
Kurtosis	-0.681	3.498	-0.904	-0.737	-0.646
Skewness	0.227	1.599	0.177	0.447	0.241
CV (standard deviation/mean)	0.565	0.776	0.557	0.497	0.574
Sample variance	9926.476	126.336	96.462	8808.513	34093.425
Estimated variance	9946.211	126.587	96.654	8826.025	34161.205
Sample standard deviation	99.632	11.240	9.822	93.854	184.644
Estimated standard deviation	99.731	11.251	9.831	93.947	184.828
Mean absolute deviation	83.691	8.523	8.284	78.998	154.804
Median absolute deviation	79.260	5.990	7.960	81.141	148.772
Standard-error	4.442	0.501	0.438	4.185	8.233
Lower bound Mean CI	167.793	13.510	16.778	180.967	305.934
Upper bound Mean CI	185.248	15.479	18.499	197.411	338.284

Fig. 20.1.1t-1 Overburden and Ore Thickness of Reserve Composites per Plateau


Box plots
LOI - 15 LOI - 2 LOI - 7 SIO2 - 15 SIO2 - 2 SIO2 - 7 TIO2 - 15 TIO2 - 2 TIO2 - 7 FE2O3 - 15 FE2O3 - 2 FE2O3 - 7 AL2O3 - 15 AL2O3 - 2 AL2O3 - 7


Scattergrams
LOI - 15 LOI - 2 LOI - 7 SIO2 - 15 SIO2 - 2 SIO2 - 7 TIO2 - 15 TIO2 - 2 TIO2 - 7 FE2O3 - 15 FE2O3 - 2 FE2O3 - 7 AL2O3 - 15 AL2O3 - 2 AL2O3 - 7

Fig. 20.1.1t-2 Grades of Reserve Composites per Plateau


Box plots
LOI - 15
LOI - 2
LOI - 7
SIO2 - 15
SIO2 - 2
SIO2 - 7
TIO2 - 15
TIO2 - 2
TIO2 - 7
FE2O3 - 15
FE2O3 - 2
FE2O3 - 7
AL2O3 - 15
AL2O3 - 2
AL2O3 - 7
Scattergrams

Fig. 20.1.1t-3 Grade Accumulations of Reserve Composites per Plateau


TIO2
LOI
TSIO2
FE2O3
AL2O3

Fig. 20.1.1u Histograms of Reserve Composites
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD


TIO2
LOI
TSIO2
FE2O3
AL2O3

Fig. 20.1.1v Histograms of Reserve Composites – Plateau 2
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD


TIO2
LOI
TSIO2
FE2O3
AL2O3

Fig. 20.1.1w Histograms of Reserve Composites – Plateau 7
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD



Fig. 20.1.1x Histograms of Reserve Composites – Plateau 15
Colour coding: blue +/- 1 STD, green +/- 1 to 2 STD, yellow +/- 2 to 3 STD, red > 3 STD


Ternary Plot Composite Assays
Plateau 2, 7 & 15
Al2O3
SiO2
Fe2O3
Ternary Plot Composite Assays
Plateau 2
Al2O3
SiO2
Fe2O3


Ternary Plot Composite Assays
Plateau 7
Al2O3
SiO2
Fe2O3
Ternary Plot Composite Assays
Plateau 15
Al2O3
SiO2
Fe2O3

Fig. 20.1.1y Ternary Plots of Reserve Composites



20.1.2 Population Fitting

The most important populations relevant for modelling include that of the SiO_2, Fe_2O_3 and Al_2O_3 accumulations, and of ore thickness.

In the main, grade accumulations do not strictly comply with normal or log-normal distributions, but *SiO_2 accumulation tends to log-normality while other accumulations tend to* normality, as shown below.

The Q-Q plots (or normal probability plot, or "quantile-quantile" chart) shown hereafter provide a graphical view to help you determine if the data appears to follow a normal distribution, by comparing the cumulative *frequency distribution for the data with the* cumulative distribution function of the normal distribution for identical mean and variance. The Q-Q plot compares values and if the points are aligned along the chart's first bisector, then the normal distribution is compatible with the data.







Fig. 20.1.2a Distribution Fitting







Fig. 20.1.2b Normal Q-Q Plots of <u>Resource</u> Grade Accumulations

The graphs confirm *the generally poor fit* with normal distributions at both extremes of the curves. Note that Ln() indicates variables that were log-transformed. A poor fit with both normal and lognormal distributions is common for bauxite.











Fig. 20.1.2c Normal Q-Q Plots of Reserve Grade Accumulations

Dilution and the minimum mineable thickness of 2m generate additional scattering at the low end of the distributions



20.1.3 Bivariate & Multivariate Description

Al_2O_3 is positively correlated with LOI and inversely correlated with Fe_2O_3 and SiO_2, while LOI is negatively correlated with Fe_2O_3 and SiO_2. A strong multi-linear relationship exists between Al_2O_3, Fe_2O_3 and SiO_2. While Al_2O_3 is the primary grade in the sense that alumina is produced and marketed, it is fully controlled by SiO_2 and Fe_2O_3 grades. This relationship is of daily use in production grade control.

The above observations are valid for samples and composites. However, the percentage of SiO_2 is depressed in composites and its correlation with LOI and major oxides decreases proportionally. Ore thickness shows a moderate positive correlation with Al_2O_3 and negative correlation with Fe_2O_3, confirming that high grade bauxite tends to occur in thick layers and that thin ore tends to have low grades.

Correlations between grade accumulations reflect the preponderance of ore thickness, which becomes highly correlated with all oxide accumulations, which in turn become strongly correlated between each other.

SAMPLES

Table 20.1.3a Matrix of Pearson Correlation Coefficients - Sample Grades

Pearson correlation coefficient	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
LOI	1.000	**-0.573**	**0.527**	**-0.766**	**0.935**
SiO_2	**-0.573**	1.000	**-0.237**	**-0.058**	**-0.343**
TiO_2	**0.527**	**-0.237**	1.000	**-0.530**	**0.564**
Fe_2O_3	**-0.766**	**-0.058**	**-0.530**	1.000	**-0.914**
Al_2O_3	**0.935**	**-0.343**	**0.564**	**-0.914**	1.000

In bold, significant values (except diagonal) at the level of significance alpha=0.050 (two-tailed test)


Data and regression line
Al2O3reg
Al2O3
Observations
Predictions
Conf. on pred (95.00%)
Conf. on mean (95.00%)

Fig 20.1.3a Al_2O_3 Regression – Samples – R^2 0.995



RESOURCE COMPOSITES

Table 20.1.3b Matrix of Pearson Correlation Coefficients - Resource Composite

Pearson correlation coefficient	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
ORE	1.000	0.307	0.104	-0.031	-0.348	0.352
LOI	0.307	1.000	-0.114	0.161	-0.914	0.916
SiO_2	0.104	-0.114	1.000	-0.052	-0.187	0.015
TiO_2	-0.031	0.161	-0.052	1.000	-0.260	0.196
Fe_2O_3	-0.348	-0.914	-0.187	-0.260	1.000	-0.974
Al_2O_3	0.352	0.916	0.015	0.196	-0.974	1.000

In bold, significant values (except diagonal) at the level of significance alpha=0.050 (two-tailed test)


Data and regression line
Al2O3reg
Al2O3
Observations
Predictions
Conf. on pred (95.00%)
Conf. on mean (95.00%)

Fig 20.1.3b Al_2O_3 Regression – Resource Composites – R^2 0.984

Table 20.1.3c Matrix of Pearson Correlation Coef. - Resource Grade Accumulations

Pearson correlation coefficient	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
ORE	1.000	0.991	0.695	0.962	0.914	0.989
LOI	0.991	1.000	0.671	0.959	0.858	0.998
SiO_2	0.695	0.671	1.000	0.678	0.588	0.685
TiO_2	0.962	0.959	0.678	1.000	0.846	0.961
Fe_2O_3	0.914	0.858	0.588	0.846	1.000	0.845
Al_2O_3	0.989	0.998	0.685	0.961	0.845	1.000

In bold, significant values (except diagonal) at the level of significance alpha=0.050 (two-tailed test)

RESERVE COMPOSITES

Table 20.1.3d Matrix of Pearson Correlation Coefficients - Reserve Composites

Pearson correlation coefficient	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
ORE	1.000	0.559	-0.019	0.192	-0.573	0.571
LOI	0.559	1.000	-0.208	0.396	-0.959	0.954
SiO_2	-0.019	-0.208	1.000	-0.103	0.019	-0.127
TiO_2	0.192	0.396	-0.103	1.000	-0.452	0.421
Fe_2O_3	-0.573	-0.959	0.019	-0.452	1.000	-0.989
Al_2O_3	0.571	0.954	-0.127	0.421	-0.989	1.000

In bold, significant values (except diagonal) at the level of significance alpha=0.050 (two-tailed test)


Data and regression line
Al2O3reg
AL2O3
Observations
Predictions
Conf. on pred (95.00%)
Conf. on mean (95.00%)

Fig 20.1.3c Al_2O_3 Regression – Reserve Composites – R^2 0.995

Table 20.1.3e Matrix of Pearson Correlation Coef. - Reserve Grade Accumulations

Pearson correlation coefficient	ORE	LOI	SiO_2	TiO_2	Fe_2O_3	Al_2O_3
ORE	1.000	0.992	0.703	0.967	0.913	0.990
LOI	0.992	1.000	0.681	0.966	0.860	0.999
SiO_2	0.703	0.681	1.000	0.683	0.605	0.691
TiO_2	0.967	0.966	0.683	1.000	0.852	0.966
Fe_2O_3	0.913	0.860	0.605	0.852	1.000	0.847
Al_2O_3	0.990	0.999	0.691	0.966	0.847	1.000

In bold, significant values (except diagonal) at the level of significance alpha=0.050 (two-tailed test)



20.1.4 Spatial Description

Spatial analysis is initiated with the mapping of relevant grades. It then proceeds with the checking of proportional effects - i.e. the proportionality of local variances and means, and is concluded with variography to investigate and quantify spatial variability.

20.1.4.1 Data Posting

Resource Composites

a) The thickness of top soil + overburden is generally thin (< 0.5 m soil) and rarely exceeds 1m, except on edges. Thin overburden cannot be blasted separately and must be included with ore.
b) Thin ore occurs along edges, notably in plateaux 7S and 15. Thick bauxite occurs in plateau 7N and 7S. In the main, the edge of bauxite remains open for all plateaux.
c) SiO_2 is remarkably low, except for a few odd values above 6%.
d) High Fe_2O_3 > 30% predominates along edges, but also occurs within plateaux.
e) Compositing ensures Al_2O_3 > 40%. High grade zones are noticeable on plateaux 7N and 7S.

Reserve Composites

f) Ore thickness shows the same distribution as that of resource composites.
g) SiO_2 reflects the grade distribution of resource composites, indicating marginal dilution with floor material.
h) Fe_2O_3 shows locally marked increases due to the inclusion of overburden, especially along edges.
i) The inclusion of overburden and minor dilution with floor material depresses Al_2O_3 on the ore body edges.


Composite Overburden (m)
1234000.
1232000.
1230000.
1228000.
1226000.
1224000.
600000.
604000.
608000.
612000.
>3.0
2.5
2.0
1.5
1.0
.5
.0

Fig 20.1.4.1a Resource Composite – Top Soil + Overburden Thickness




Composite Ore Thickness (m)
1234000.
1232000.
1230000.
1228000.
1226000.
1224000.
600000.
604000.
608000.
612000.
20
19
18
17
16
15
14
13
12
11
10
9
8
7
6
5
4
3
2
1
0
Composite SiO2
1234000.
1232000.
1230000.
1228000.
1226000.
1224000.
600000.
604000.
608000.
612000.
9
8
7
6
5
4
3
2
1
.0

Fig 20.1.4.1b Resource Composite – Ore Thickness and SiO_2



Composite Fe2O3
Composite Al2O3
1234000.
1232000.
1230000.
1228000.
1226000.
1224000.
600000.
604000.
608000.
612000.

Fig 20.1.4.1c Resource Composite – Fe_2O_3 and Al_2O_3



Diluted Composite Ore Thickness (m)
Diluted Composite SiO2
1234000.
1232000.
1230000.
1228000.
1226000.
1224000.
600000.
604000.
608000.
612000.

Fig 20.1.4.1d Reserve Composite – Ore Thickness and SiO_2


Diluted Composite Fe2O3
Diluted Composite Al2O3
1234000.
1232000.
1230000.
1228000.
1226000.
1224000.
600000.
604000.
608000.
612000.

Fig 20.1.4.1e Reserve Composite – Fe_2O_3 and Al_2O_3

20.1.4.2 Proportional Effects

Proportional effects reflect local variability of grades and ore thickness, which may cause difficulties in the interpretation of variograms and necessitate the use of relative variograms more robust to such changes.


Variance vs Mean - Ore Thickness m
Variance vs Mean - Ore Thick.
Variance vs Mean - SiO2 Accumulation
Variance vs Mean - Fe2O3 Accumulation
Variance vs Mean - Al2O3 Accumulation
Variance
Mean

Fig 20.1.4.2a Proportional Effect Resource Composites

Fig 20.1.4.2b Proportional Effect Reserve Composites



Proportional effects were measured on grade accumulations obtained from windows containing 46 to 78 data points in plateaux 2, 7 and 15.

Noticeable, but moderate proportional effects are observed for ore thickness and the accumulations of SiO_2, Fe_2O_3 and Al_2O_3. This indicates that the variability of grade accumulations tends to increase with local averages, in other words thick and/or high grade ore panels tend to show higher variability. However, variography did not show the need for *applying relative variograms* and ordinary kriging used for modelling assumes local grade stationarity within the search range (500 m), which is deemed to be the case. It is concluded that the minor proportional effects observed will not influence significantly local grade estimates.

20.2 Variography

Resource Composites
All directional variograms across the *full dataset and plateaux 2, 7 and 15, are regular* - with ranges of the order of 600 m and relatively low nugget effects - and comparable for ore thickness and all grade accumulations except for SiO_2, which shows a shorter range of the order of 400 m.

Per plateau, variograms reveal significant differences reflecting the drill grid density, the absence or presence of close spaced drill holes, and the specificity of each deposit depicted earlier in this section. In the main, the variograms are still regular, with ranges and nugget effects of the same order as noted above.

No significant anisotropy was found over the ranges of variograms. For larger distances, the predominance of drill hole in a NNW-SSE direction impacts on the variogram maps.

K independent samples comparisons (Kruskal-Wallis) on resource composites showed significant differences between the plateaux, for all grades and thickness except SiO_2 and Al_2O_3.

Overburden and Bauxite Floor
Of interest are the variograms of overburden displaying a pure nugget effect and that of the bauxite floor level, which shows a range of approximately 50 meters.

Reserve Composites
Across plateaux 2, 7 and 15, variograms remain regular with ranges similar to the resource composites, although the nugget effects tend to be higher.

The inclusion of overburden in the intercept, the constraint of a minimum intercept thickness and the random loss and dilution at the footwall induce a higher spatial variability, revealed in deposits consisting of a thinner bauxite layer – *more susceptible to dilution - and covered by* the 300 m drill grid. The more affected is plateau 15, for which variograms become erratic, *and the least affected is plateau 7, which is the thickest and most densely drilled.*

K independent samples comparisons (Kruskal-Wallis) on reserve composites showed *significant differences between the plateaux, for all grades and thickness except SiO_2.*

Summing up, deposits show sufficient differences in terms of grades, thickness and variability to require modelling with specific parameters and variograms.




Ore Thickness - All Plateaus
SiO2 Accumulation - All Plateaus
Al2O3 Accumulation - All Plateaus
Fe2O3 Accumulation - All Plateaus
LOI Accumulation - All Plateaus
TiO2 Accumulation - All Plateaus
Overburden Thickness - All Plateaus
Bauxite Floor Elevation - All Plateaus
γ
Distance

Fig 20.1.4.3a All Direction Variogram - Resource Composites – Full Dataset



Ore Thickness m
SiO2 Accumulation
Al2O3 Accumulation
Fe2O3 Accumulation
LOI Accumulation
TiO2 Accumulation
Overburden Thickness m
Bauxite Floor Elevation m
γ
Distance

Fig 20.1.4.3b All Direction Variogram - Resource Composites–Plateaux 2, 7 and 15



Ore Thickness - PL 2
SiO2 Accumulation - PL 2
Fe2O3 Accumulation - PL 2
Al2O3 Accumulation - PL 2
Ore Thickness - PL 7
SiO2 Accumulation - PL 7
Fe2O3 Accumulation - PL 7
Al2O3 Accumulation - PL 7
γ
Distance

Fig 20.1.4.3c All Direction Variogram - Resource Composites – Plateaux 2 and 7



Ore Thickness - PL 15
SiO2 Accumulation - PL 15
Fe2O3 Accumulation - PL 15
Al2O3 Accumulation - PL 15
γ
Distance

Fig 20.1.4.3d All Direction Variogram - Resource Composites – Plateau 15

Variograms are traditionally presented as 1-D curves as a function of distance along a particular direction (as shown above). The variogram maps, shown overleaf, are 2-D plots of the sample semivariogram for all experimentally available *separation vectors* and provide a global view of the variogram values in all directions. Directions of anisotropy are usually evident from a variogram map.

Within the range covered - 1250m from the central position - there is no obvious anisotropy in the variogram maps of all plateaux.

For specific plateau, the grid density is usually insufficient to show conclusive evidence of anisotropy, except for plateau 7 which over the available variogram ranges (maximum 700m) does not show clear signs of anisotropy.



Variogram Map of Ore Thickness
Variogram Map of Al2O3 Accumulation
Variogram Map of SiO2 Accumulation
Variogram Map of Fe2O3 Accumulation
Xlag
Ylag

Fig 20.1.4.3e Variogram Map– All Plateaux Resource Composites


VarMap of Al2o3 Accumulation -PL 2
VarMap of Al2o3 Accumulation -PL 7N
Ylag
Xlag


VarMap of Al2o3 Accumulation -PL 7S
VarMap of Al2o3 Accumulation -PL 15
Ylag
Xlag

Fig 20.1.4.3f Variogram Map– Per Plateau Resource Composites


Ore Thickness - All Plateaus
SiO2 Accumulation - All Plateaus
Fe2O3 Accumulation - All Plateaus
Al2O3 Accumulation - All Plateaus
Ore Thickness - PL 2
SiO2 Accumulation - PL 2
Fe2O3 Accumulation - PL 2
Al2O3 Accumulation - PL 2

Fig 20.1.4.3g All Direction Variogram - Reserve Composites – All Plateaux & PL 2


Ore Thickness - PL 7
SiO2 Accumulation - PL 7
Fe2O3 Accumulation - PL 7
Al2O3 Accumulation - PL 7
Ore Thickness - PL 15
SiO2 Accumulation - PL 15
Fe2O3 Accumulation - PL 15
Al2O3 Accumulation - PL 15
γ
Distance

Fig 20.1.4.3h All Direction Variogram- Reserve Composites –Plateaux 7 & 15

Linear Dependence of Grades

Full assays are adding to approximately 100% and, in addition, major oxides and LOI are correlated to a significant degree. Interpolation of grades or grade accumulations must not change this linear dependence.

Inverse distance interpolation satisfies the linear dependence of grades. With Ordinary Kriging (OK), the standard approach to satisfy the linear dependence of grades is to use a single variogram for all relevant grades and ore thickness. A common variogram is selected to fit the most important variables, primarily Al_2O_3 and ore thickness.

Variogram Models

Based on the above considerations, single variograms, specific for each deposit and fitting the main grade accumulations and ore thickness, will be used for modelling.

Main variograms are shown for each plateau in Figs 20.1.4.3i to k, while fitting a variogram common to the main grade accumulations and thickness selection is shown in Figs 20.1.4.3la and b.


Variogram Fitting
Gamma (h)
Lag Distance m

Fig 20.1.4.3i All Direction Variogram Models - Plateau 2


Variogram Fitting
Gamma (h)
Lag Distance m

Fig 20.1.4.3j All Direction Variogram Models - Plateau 7



Fig 20.1.4.3k All Direction Variogram Models - Plateau 15


Variogram Fitting
Gamma (h)
Lag Distance m
Model
Ore
Feac
Alac

Main Variograms				Plateau 2			Direction I		
1	Spherical	C_1	0.35	A_1	44	Azimuth (°)	0	+/-	90.00
1	Spherical	C_2	0.19	A_2	220	Dip (°)	0	+/-	0.00
1	Spherical	C_3	0.24	A_3	600	Nugget	0.20		

Main Variograms				Plateau 2 Diluted Model			Direction 1		
1	Spherical	C_1	0.26	A_1	80	Azimuth (°)	0	+/-	90.00
1	Spherical	C_2	0.27	A_2	500	Dip (°)	0	+/-	0.00
1	Spherical	C_3	0.34	A_3	700	Nugget	0.20		


Variogram Fitting
Gamma (h)
Lag Distance m
Model
Ore
Feac
Alac

Main Variograms				Plateau 7			Direction I		
1	Spherical	C_1	0.29	A_1	57	Azimuth (°)	0	+/-	90.00
1	Spherical	C_2	0.18	A_2	273	Dip (°)	0	+/-	0.00
1	Spherical	C_3	0.30	A_3	600	Nugget	0.20		

Main Variograms				Plateau 7 Diluted Model			Direction I		
1	Spherical	C_1	0.22	A_1	190	Azimuth (°)	0	+/-	90.00
1	Spherical	C_2	0.25	A_2	280	Dip (°)	0	+/-	0.00
1	Spherical	C_3	0.28	A_3	660	Nugget	0.20		

Fig 20.1.4.3la Fitting Common Variograms


Variogram Fitting
Lag Distance m

Fig 20.1.4.3Ib Fitting Common Variograms

Table 20.1.4.3Fitting Common Variograms

Standardized Variograms, ranges A_1 to A_3 are in meter

Plateau	C_o	C_1	C_2	C_3	A_1	A_2	A_3
2	0.20	0.36	0.19	0.24	44	220	600
2-diluted	0.20	0.26	0.27	0.34	80	500	700
7	0.20	0.29	0.18	0.30	57	273	600
7-diluted	0.20	0.22	0.26	0.28	190	280	660
15	0.20	0.15	0.30	0.37	250	500	700
15-diluted	0.21	0.18	0.34	0.41	200	430	680

20.3 The Mine Plan

The availability of the bauxite reserves is an essential component of the Refinery project and accordingly, the objective of the mine plan is to secure a reliable supply of bauxite of the necessary quality and quantity, at the lowest cost, while ensuring responsible resource utilisation.

The mine plan details the mining approach, mining methods, equipment selection and the costs of mining. The costs are projected as for a Global Alumina owned-and-operated mining operation even though the mining operation may be contracted-out. This presentation provides a basis for comparison and evaluation of contractors' bids. Manpower requirements are estimated for an operation owned and operated by Global Alumina. In view of the mining operations being directly adjacent to Global Alumina's Refinery, the Mines Department is considered as falling under the general management, staff departments, social, training and health services of Global Alumina's local head office and facilities for the Refinery. Housing, power and water supply are for the same reason excluded from the mining estimates.

Mining methods are based on the nature of the bauxite deposits with its thin or often, absent, topsoil cover, the relatively flat topography of the plateaux and the bauxite which occurs as a blanket draped over the flat highs and higher parts of the flanks.

Environmental measures are given due priority and are fully incorporated in the mine plan. The mining areas are mostly un-populated and less suited to agriculture or similar uses. Rehabilitation of mined-out areas is carried out as an integral part of the mining operations. The mined-out footwall will be landscaped as it is exposed, to form a stable and durable drainage pattern. The work of rehabilitation of mined-out areas – including surface finish, plowing, harrowing and re-vegetation/re-forestation will be carried out concurrently or soon after completion of mining in the concerning area, as an ongoing activity over the duration of the project.

Other issues of environmental significance are silt contaminated run off from the mining area and the dumps, noise and dust. All these are to be substantially controlled by appropriate measures such as cut off drains above the mining areas, sediment traps along the watercourses and the use of watering trucks on mine roads to suppress dust. The necessary work involved will be carried out by the mine's Roads and Rehabilitation Unit which will also be responsible for the construction and maintenance of access roads, mine haul roads and haulage surfaces inside the mine.

20.4 Mineral Reserve in Mining Panels

The reserves have been blocked out in mining panels of practical layout and dimensions from an operational point of view. For the purposes of grade control, panel boundaries are drawn to create higher grade and lower grade panels. Grade control is achieved by balancing the production rate between the panels to produce the required grade at any moment in time be it daily, weekly, monthly or yearly.

Mining panels for the first mining area, Plateau 7-Sud, are shown in Fig 20.4.1 and a full set of drawings for the other areas, used in the 25-Year ore production schedule, is presented in Section 26.2.2 Drawings, pages 2 to 7. The total Mineral Reserves, subdivided in panels for the purposes of production scheduling and grade control are detailed in Tables 20.4.1. Also

shown in this table are the average haul distances from the individual panels to the projected stockpile area.

Fig. 20.4.1. Mining Panels Plateau 7-Sud, Panels 701 – 709


Road7_S
707
705
701
706
704
Stock
702
703
RailT
708
709
SouthRd
1229000
1228000
1227000

Note: 50 x 50 m model ore blocks are shown with a colour coding for AA grade and a size relative to bauxite thickness.

Table 20.4.1a Proven and Probable Mineral Reserve

PLATEAU 7 SUD PROVEN RESERVE											PROBABLE RESERVE									
Panel	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO2LT
Road7_S	900	37.8	0.2	9.8	24.2	2.2	2.3	28.5	44.2	1.1	300	38.0	0.3	9.8	24.3	1.9	2.2	26.8	44.3	0.9
701	1,800	37.2	0.1	7.7	23.9	1.4	2.3	27.4	44.4	0.7	-	-	-	-	-	-	-	-	-	-
702	2,700	41.1	0.2	11.3	25.5	2.1	2.5	22.4	46.8	1.0	-	-	-	-	-	-	-	-	-	-
703	3,700	39.5	0.4	7.9	24.8	2.3	2.7	23.7	45.9	1.1	100	38.7	0.1	8.4	24.5	1.7	2.7	25.3	45.2	0.8
704	4,400	41.2	0.5	8.6	25.8	2.3	2.4	22.6	46.6	1.1	100	41.5	0.5	8.8	25.7	2.2	2.3	22.3	46.9	1.1
705	3,100	35.9	0.5	9.8	23.4	1.9	2.2	28.4	43.4	1.0	1,800	37.7	0.2	10.8	24.1	1.7	2.2	27.3	44.1	0.8
706	3,900	38.2	0.3	7.5	24.4	2.5	2.3	25.9	44.3	1.2	500	37.3	0.1	7.0	24.0	2.1	2.4	28.4	42.6	1.0
707	-	-	-	-	-	-	-	-	-	-	4,400	39.0	0.2	8.7	24.7	2.0	2.4	25.6	44.7	1.0
708	8,700	37.8	0.2	8.4	24.1	2.1	2.8	28.1	44.5	1.1	500	36.8	0.2	8.9	23.6	2.2	2.4	27.8	43.3	1.1
709 *)	3,700	37.6	0.1	7.3	24.1	1.4	2.2	28.0	43.7	0.7	400	37.2	0.0	7.4	23.9	1.6	2.5	27.7	43.7	0.8
	32,900	38.5	0.2	8.5	24.4	2.1	2.4	25.6	44.9	1.0	7,900	38.4	0.2	7.9	24.4	1.9	2.4	26.5	44.3	0.9
PLATEAU 7 NORD PROVEN RESERVE											PROBABLE RESERVE									
Panel	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO2LT
711	10,100	41.7	0.5	13.2	25.7	2.1	2.3	21.9	47.3	1.1	1,200	38.3	0.4	11.2	24.4	2.2	2.3	25.6	44.9	1.1
712	13,400	38.5	0.3	9.0	24.5	1.9	2.4	26.0	44.7	0.9	600	38.9	0.2	7.5	24.6	1.5	2.8	25.9	44.8	0.8
713	6,400	38.7	0.2	8.7	24.5	1.9	2.3	25.8	44.9	0.9	-	-	-	-	-	-	-	-	-	-
714	9,400	38.4	0.2	8.9	24.4	2.1	2.4	25.8	44.6	1.0	-	-	-	-	-	-	-	-	-	-
715	8,700	37.1	0.2	10.6	23.9	1.9	2.4	27.7	43.5	0.9	800	37.0	0.2	10.1	23.9	2.3	2.4	27.0	43.8	1.1
	48,000	38.9	0.2	10.1	24.6	2.0	2.4	25.4	45.0	1.0	2,600	38.0	0.3	10.0	24.3	2.1	2.4	26.1	44.5	1.0
PLATEAU 15 PROVEN RESERVE											PROBABLE RESERVE									
Panel	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO2LT
1501	2,100	41.1	0.1	6.4	25.4	1.6	2.5	23.0	46.9	0.8	2,400	42.7	0.0	6.5	26.1	1.5	2.8	21.3	47.8	0.7
1502	3,400	39.2	0.5	7.9	24.8	2.4	2.5	24.1	45.7	1.2	4,900	37.2	0.2	5.4	23.9	1.8	2.7	27.5	43.4	0.9
1503	1,600	34.6	0.5	4.8	22.9	2.2	2.8	29.9	41.6	1.1	4,200	37.1	0.2	5.3	23.9	2.3	2.7	27.3	43.1	1.1
	7,100	38.7	0.4	6.7	24.5	2.1	2.5	25.1	45.1	1.0	11,500	38.3	0.2	5.6	24.4	1.9	2.7	26.2	44.2	0.9
PLATEAU 2 PROVEN RESERVE											PROBABLE RESERVE									
Panel	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO2LT
201	200	39.4	0.2	8.7	24.9	2.8	2.3	24.4	44.7	1.4	14,700	38.5	0.2	7.7	24.5	2.3	2.7	25.7	43.9	1.1
202	-	-	-	-	-	-	-	-	-	-	13,400	39.9	0.1	7.2	25.0	2.4	2.6	23.9	45.4	1.2
203	4,300	39.6	0.2	7.2	24.9	2.5	2.6	23.1	46.1	1.2	7,000	39.5	0.2	7.2	24.9	2.7	2.6	23.0	46.1	1.3
204	-	-	-	-	-	-	-	-	-	-	11,100	39.0	0.2	6.0	24.7	2.1	2.6	24.8	45.4	1.0
205	-	-	-	-	-	-	-	-	-	-	8,800	37.4	0.2	4.6	24.0	1.6	2.3	27.9	43.4	0.8
206	-	-	-	-	-	-	-	-	-	-	10,100	37.8	0.3	6.7	24.1	1.8	2.5	27.8	43.0	0.9
	4,500	39.6	0.2	7.3	24.9	2.5	2.6	23.2	46.0	1.2	65,100	38.7	0.2	6.7	24.6	2.2	2.6	25.5	44.5	1.1
STOCKPILING AREA ON PLATEAU 7-SUD											PROBABLE RESERVE									
Panel	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO2LT
StockAre	8,700	39.1	0.1	8.9	24.7	1.5	2.4	25.0	45.0	0.7	-	-	-	-	-	-	-	-	-	-
TOTAL RESERVE - PROVEN CATEGORY exclusive sterilised zones											PROBABLE RESERVE									
	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO	Kt	AA	Topsc	Bxt th	LOI	SiO2	TiO2	Fe2O	AL2O	RSiO2LT
	101,200	38.8	0.2	9.1	24.6	2.0	2.4	25.4	45.0	1.0	87,100	38.6	0.2	6.7	24.5	2.1	2.6	25.7	44.4	1.0
Note: Totals may not add up due to rounding											Note: Totals may not add up due to rounding									

The above reserves are included within the resource tonnage table in Section 19. Resources sterilised by the railway line and plant zones are not included.



Table 20.4.1b Total Mineral Reserve
Consolidated Proven and Probable Reserves used for production scheduling

PLATEAU 7 SUD											
Panel	Kt	AA	Topsoil	Bauxite n	LOI	SiO2	TiO2	Fe2O3	AL2O3	RSiO2LT	Haul Distance
Road7_B	1,200	37.8	0.2	8.8	24.2	2.1	2.3	28.6	44.2	1.0	1.0
701	1,800	37.2	0.1	7.7	23.9	1.4	2.3	27.4	44.4	0.7	0.8
702	2,700	41.1	0.2	11.3	25.5	2.1	2.5	22.4	46.9	1.0	1.2
703	3,800	39.5	0.4	7.9	24.8	2.2	2.7	23.7	45.9	1.1	1.6
704	4,600	41.2	0.3	8.8	25.6	2.3	2.4	22.6	46.6	1.1	1.8
705	4,800	38.5	0.3	10.2	23.7	1.8	2.2	28.1	43.7	0.9	1.0
706	4,500	38.1	0.3	7.4	24.3	2.4	2.3	28.2	44.1	1.2	1.2
707	4,400	39.0	0.2	8.7	24.7	2.0	2.4	25.8	44.7	1.0	1.5
708	9,200	37.6	0.2	8.5	24.1	2.1	2.5	26.2	44.4	1.1	2.8
709 *)	4,100	37.6	0.0	7.3	24.0	1.4	2.3	27.9	43.7	0.7	2.4
	41,100	38.5	0.2	8.4	24.4	2.0	2.4	25.7	44.8	1.0	1.8
PLATEAU 7 NORD											
Panel	Kt	AA	Topsoil	Bauxite n	LOI	SiO2	TiO2	Fe2O3	AL2O3	RSiO2LT	Haul Distance
711	11,400	41.3	0.3	13.0	25.6	2.1	2.3	22.3	47.0	1.1	4.0
712	14,000	38.6	0.3	8.9	24.5	1.9	2.4	26.0	44.7	0.9	3.8
713	6,400	38.7	0.2	8.7	24.5	1.9	2.3	25.8	44.9	0.9	2.8
714	9,400	38.4	0.2	8.9	24.4	2.1	2.4	25.6	44.6	1.0	3.2
715	9,400	37.1	0.2	10.6	23.9	1.9	2.4	27.6	43.5	0.9	3.6
	50,600	38.9	0.2	10.1	24.6	2.0	2.4	25.4	45.0	1.0	3.5
PLATEAU 15											
Panel	Kt	AA	Topsoil	Bauxite n	LOI	SiO2	TiO2	Fe2O3	AL2O3	RSiO2LT	Haul Distance
1501	4,500	42.0	0.1	6.5	25.8	1.5	2.6	22.1	47.4	0.7	4.4
1502	8,200	38.0	0.3	6.4	24.3	2.0	2.6	26.1	44.3	1.0	5.0
1503	5,900	38.4	0.2	5.1	23.7	2.3	2.7	28.0	42.7	1.1	5.2
	18,600	38.5	0.2	6.0	24.4	2.0	2.6	25.8	44.5	1.0	4.9
PLATEAU 2											
Panel	Kt	AA	Topsoil	Bauxite n	LOI	SiO2	TiO2	Fe2O3	AL2O3	RSiO2LT	Haul Distance
201	14,900	38.5	0.2	7.7	24.5	2.3	2.7	25.7	44.0	1.1	12.0
202	13,400	39.9	0.1	7.2	25.0	2.4	2.8	23.9	45.4	1.2	13.2
203	11,300	39.5	0.2	7.2	24.9	2.6	2.6	23.0	46.1	1.3	11.2
204	11,100	39.0	0.2	6.0	24.7	2.1	2.6	24.6	45.4	1.0	12.2
205	8,800	37.4	0.2	4.8	24.0	1.8	2.3	27.9	43.4	0.9	13.4
206	10,100	37.6	0.3	6.7	24.1	1.8	2.5	27.8	43.0	0.9	10.6
	69,600	38.8	0.2	6.7	24.6	2.2	2.6	26.3	44.6	1.1	12.1
STOCKPILING AREA ON PLATEAU 7-SUD											
Panel	Kt	AA	Topsoil	Bauxite n	LOI	SiO2	TiO2	Fe2O3	AL2O3	RSiO2LT	Haul Distance
StockArea	8,700	39.1	0.1	8.9	24.7	1.5	2.4	25.9	45.0	0.7	0.8
TOTAL RESERVE - PROVEN + PROBABLE CATEGORY exclusive sterilised zones											
	Kt	AA	Topsoil	Bauxite n	LOI	SiO2	TiO2	Fe2O3	AL2O3	RSiO2LT	Haul Distance
	188,600	38.7	0.2	8.0	24.5	2.0	2.5	25.5	44.8	1.0	6.3

Note: Totals may not add up due to rounding

The above reserves are included within the resource tonnage table in Section 19. Resources sterilised by the railway line and plant zones are not included.



20.5 Mining Methods

In the following paragraphs, the methods for the removal and disposal of overburden and internal waste (stripping), ore lifting and ore haulage to the stockpile are described. Grade control is envisaged by all run-of-mine bauxite going on to ore blending stockpiles from where it will be recovered and transferred to the crusher. The same equipment will be used for stockpiling and blending and this will be interchangeable with the principal mining equipment. Mine rehabilitation work as an integrated part of the mining operations is described.

20.5.1 Ore Lifting

Conventional shovel-and-truck mining is selected as the preferred mining method. Bauxite thickness varies typically between 4 meters and 10 meters with a rare maximum over 12 m and sporadically 15 m. Because the bauxite itself is an excellent road surface material – provided it is properly shaped, graded, compacted and maintained - it is envisaged to place the main working surface for both trucks and shovels within the bauxite profile. This way, a smooth and flat working surface can be maintained at all times, allowing for a cost efficient operation with the equipment selected. A 2% cross fall will allow for proper drainage.

Fig. 20.5.1 Illustration of Two-Pass Mining Method



This two-pass mining system works as follows: A large front shovel heads the mine face. With a digging envelope reaching 12 m high, this shovel can handle any occurring face height in one single lift and the face shovel would take the first cut from the work floor to the surface of the stripped bauxite. This is labelled the first pass. The mine floor will be wide, providing ample room for the trucks and other equipment to manoeuvre. At some distance behind the front shovel, the bauxite underneath the work floor would be lifted by a backhoe fitted excavator. This mass excavator, with a reach of 9 m below the working floor, will clean down to the footwall of the orebody. This is the second pass or floor recovery pass of the two-pass system.

The excavator does not necessarily follow the front shovel closely as shown in the simplified illustration, but rather, a relatively large exposed work floor is maintained between the two machines. With regard to grade control this is important because the method doubles the exposed face length and facilitates 'access' to a wide variety of bauxites of different qualities in the top and bottom slices.

A ratio of volumes above and below work floor of one-third to two-third is targeted for a variety of reasons. Consequently, the level of the work floor would be at about 2/3 down the average bauxite thickness. With this, the excavator can 'assist' the front shovel when needed, by standing on top of the bauxite in case the front shovel (with 2/3 gross capacity allotted) would fall short.




On the flanks of the orebody, the same method would be followed but with a benching system where necessary. The benches would in principle be level and parallel to the contours of the orebody. If less steep, the one-bench system illustrated above can be followed as the working floor would allow for safe and efficient operation with slopes up to an 8% gradient.

The work floor surface, principally a level surface (with 2% cross fall for surface water run off) is to be maintained in the very best condition for efficient operation of dump trucks. Ferruginous but on-grade bauxite has excellent road surfacing properties and will be used for this purpose as required. The principal loading equipment, front shovel and excavator, will be assisted by bulldozers to clear and maintain loading bays and occasionally, force-feed the shovels and putting aside oversize boulders for secondary blasting. In-pit haul roads to and from shovels and roads to the stockpile will be continuously maintained by the Roads and Rehabilitation Unit using dozers, grader and water bowsers for suppressing dust.

20.5.2 Development and Stripping

The main haul road will be developed running North from the stockpile area right at the start of the project. The road will be constructed at a level approximately 1/3 of bauxite thickness above the footwall (i.e. 2/3 of bauxite thickness below the surface) giving direct access to all mining panels it passes. Initial road excavation will be using the mining equipment in Year 0. Approximately half the total volume for the initial 1 million ton stockpile will derive from haul road development. Initial haul road construction is also foreseen by the Mine Department's Roads and Rehabilitation Unit. A description of the methods and equipment used by this unit is given in Section 20.7.5.

Topsoil and loose overburden overlying the bauxite averages some 20 cm but with sharp local pockets. Also, in many places, there is no topsoil cover at all. Top soil is to be removed by a smaller size bulldozer working in tandem with a small (1 m^3 bucket/20 ton class) hydraulic backhoe of the Roads and Rehabilitation Unit. The topsoil is to be used for the rehabilitation of mined-out areas. It must not be stored for long as this destroys both structure and seeds contained. It must be deployed preferably without delay during the annual campaigns for bush clearing and topsoil removal/replacement.

Considering the need to lower TOC content of the bauxite by timely stripping of topsoil and vegetable matter and furthermore considering seasonal working conditions, clearing and stripping is envisaged in annual campaigns ahead of the wet season, starting in January each year and to complete by the end of April before the onset of the rainy season. This involves:

- Bush clearing of the isolated patches of tree and brush by hand (chain saws) and small (190 HP) bulldozer. The Roads and Rehabilitation crew will use 100 HP four wheel drive agricultural-type tractors with flat trailers and as required, a wheeled front end loader. Trees of commercial value are not expected to be there and logging is not foreseen. Timber of small commercial value and firewood deriving from this operation will be made available to the villages in the surrounding. Finer vegetable matter, mostly dry grasses at this time of the year, will be collected together with the top soil and used in the rehabilitation of mined-out areas as a fertile top layer containing fresh natural seeds.

- Top soil removal. Topsoil and the remaining vegetable matter will be heaped by bulldozer and pockets will be cleaned out of the same by small 20-t hydraulic



excavators. It will be loaded onto tractor drawn 10-ton dump trailers to be used in the rehabilitation works as described below.

20.5.3 Drilling and Blasting

For the purposes of this mine plan it is assumed that all ore will need to be drilled and blasted, as is standard practice in all Guinean bauxite mining operations. Due to the latter circumstance, problems with the surrounding communities are not expected and neither are problems in the supply of explosives and accessories expected. As set out in the EIA addendum dated December 2005, Global Alumina will adopt a comprehensive Blasting Policy which, among other things, will be designed to discuss the blasting program with the local communities, to keep appropriate distance from occupied buildings and to blast only at agreed times during the day.

Drilling

In view of bench height and the general texture of the deposit which is characterised by the occurrence of many, larger, natural voids as is detrimental to good fragmentation, it will be necessary to drill to relatively limited burden and spacing. It is expected that as for neighbouring (Silidara, Bidi-Koum, N'Dangara) which are very similar deposits, blasthole patterns of 4 x 6 to 5 x 7.5 m will need to be used. Taking 4 x 6 as a 'worst case', somewhat under 20,000 blastholes would have to be drilled annually. For the purpose, two crawler mounted, large capacity rotary air-blast drill units have been scheduled in and a DrillTech D45KS with a maximum pulldown of 20 tons, mounted with a 900 cfm/100 psi compressor and 450 HP diesel has been used as the reference type for costing.

Blasting

As regards blasting, there are experienced explosives manufacturing companies/blasting contractors active and present very close by in the region, working for other mines. They have explosives mixing plants at their disposal and it is envisaged to have the blasting done by contractor as the recommended option. The mine would still have to provide both high explosives and bulk explosives storage facilities but there would be no need for blasting licences with mine personnel and all explosives handling, charging and blasting proper would be under the contract. The explosive storage facilities could be built under the directives of the blasting contractor.

20.5.4 Rehabilitation of Mined-out Areas

The objective of rehabilitation is to return the land as much as is practically possible to its original state of grass land with isolated bushes. Rehabilitation with added measures to stimulate natural regeneration, is to be undertaken as early as possible upon the completion of mining and dumping operations. The work is to be carried out by the Roads and Rehabilitation Unit. Rehabilitation work is required at a rate of up to 60 hectares per annum in the second half of the dry season.

The actual procedure of rehabilitation is the reverse of the sequence of bush clearing, topsoil removal and earthmoving operations. The activities of clearing & stripping must be well synchronised, requiring careful planning; this in particular because topsoil must not be stored for long. Preferably, topsoil should be spread immediately upon removal. Surface erosion of exposed slopes and bared footwall must be avoided. The rehabilitation work involves:

- Mined-out areas: upon completion of ore lifting and the abandoning of the area, the exposed footwall is to be raked with a large bulldozer ripper (from the mining department) to form furrows parallel to the contours. This work will require an



estimated average of 2 hours per hectare and at (say) 60 hectares per year, some 120 hours per year of the large bulldozer/ripper. The coarse work by these heavy bulldozers will, as required, be finished of by the much smaller D6 size bulldozers of the Roads and Rehabilitation Unit and/or the agricultural tractors using Kilver blades and farming implements.

- Overburden material and other off-grade material from the mining operation can and will be used similarly in the landscaping as part of the actual mining operation. Surfaces are to be smoothed, avoiding and/or filling puddles Small ditches are to be formed to direct surface run-off water towards the drain system and silt traps. Once the area is prepared this way, it may remain so until the time that topsoil is available.
- Topsoil and vegetable matter cleaned and collected from the surface of the cleared area is to be spread over the mined-out areas thus prepared. Particular care is to be taken towards obtaining complete coverage. It is to be spread with an agricultural type harrow mounted on the back of the agricultural tractor(s).
- To stimulate growth, additional grass seeds as well as mulched chippings from brush clearing can be used to mix with the topsoil thus spread, in accordance with the agreed re-vegetation program.



20.6 25-Year Long Term Mine Plan

20.6.1 Planning Basis

The ore production rate is based on a Refinery production rate of 2.8 million tons of alumina per annum and a 95% plant recovery factor with a start-up schedule as in the following table.

Table 20.6.1 Bauxite Production Start Up Schedule
Nb.: based on average 39% AA

			Alumina produced	BXT dmt produced		total BXT dmt
2007	Year 00	Q1	-			
		Q2	-			
		Q3	-			
		Q4	-			
			-			
2008	Year 0	Q1	-			
		Q2	-			
		Q3	-			
		Q4	-	1 mt to stockpile		
			-	1,000,000		1,000,000
2009	Year 1	Q1	262,500	708,750		
		Q2	500,000	1,350,000		
		Q3	500,000	1,350,000		
		Q4	600,000	1,620,000		
			1,862,500	5,028,750		5,028,750
2010	Year 2	Q1	700,000	1,890,000		
		Q2	700,000	1,890,000		
		Q3	700,000	1,890,000		
		Q4	700,000	1,890,000		
			2,800,000	7,560,000	x 23 =	173,880,000
			Total BXT for 25 years at 39% AA =			179,908,750 *)
						* excludes 1 mt left on stockpile

Note: annual tonnages may vary with AA grade.

20.6.2 Mining Sequence

General

As can be seen from the Mineral Reserves Table 20.4.1a, ore grades between the 3 plateaux differ little. Thus, considering grade, there is no clear preference for any of them to start the mining operation. Since Plateau 7-Sud is directly adjacent to the plant site, it will be the first area to be developed and mined, requiring the minimum number of trucks.

Plateau 7-Sud / Years 0 - 6

Plateau 7-Sud will provide the bulk of the bauxite from the commencement of the project up to and including Year 5 when 7-Nord is opened up. The plateau is accessed with Road 7-S. The initial development of this main haul road (see Fig 20.4.1) will open up both panels 702 and 703 and create an exposed mine face with a length of some 800 m by the end of Year 0. The road will be extended to both the northern limit of Plateau 7-Sud and southward to panel 708 in Year 1. Simultaneously during Year 0, Panel 701 which is directly adjacent to the designated stockpile area is opened up by a declining (-6%) box cut/haul road from the

surface of the stockpile area down to working floor level at about 3 m above the footwall. This box cut must be completed during the dry season end of Year 0 and cut through to the lower area to the West of 701 before the next rainy season.

Plateau 7-Sud will thereafter be mined in the sequence as presented in the 25-Year production schedule (see Table 20.6.3a).

Plateau 7-Nord / Years 5 - 13
Mining on this Plateau, at just under 4 kms by haul road from the stockpile dump area, is envisaged to commence in Year 5. Mining faces on this plateau will, like on Plateau 7-Sud, be accessed with a spinal haul road running through the centre of the deposit. This road will be mostly level or with gentle gradients (< 4%). It will be in use for a long period of time, namely, right up to the end of the current 25-year mine life and should be constructed to the highest standard.

Initially, the somewhat above-grade panels 711 and 712 will be mined, to provide higher grade ore to be mixed with the somewhat lower grade material deriving from panels 706 and 708 on Plateau 7-Sud. (See drawing 5, Section 26.2.)

As discussed below, the number of trucks required for the longer distance involved will gradually rise from the equivalent of 5 trucks during the first 4 years of operation (Plateau 7-Sud) to about 8 *when all production comes from* Plateau 7-Nord, *in Years 8* to 12.

Plateau 15 / Years 12 - 16
Plateau 15 is of more variable grade with centrally located, thicker ore with higher grades and thinner mineralization of lower grades towards the periphery of the orebody. The plateau is to be accessed by "South Road" as shown, crossing the rail line twice.

Plateau 2 / Years 14 – 24
Plateau 2 is gradually brought into production commencing Year 14 to provide somewhat higher grade material to be mixed in with the then lower grade ore from Plateau 15.

Access to the plateau is provided by a 12 km long haul road consisting of the long existing Road7-Sud and Road7–Nord, 5 kms in length, and a new 7 km road section from the West of Plateau 7, going west past Lope village and crossing the Lope and Kewewol rivers. Both *rivers have relatively small catchment areas of* only a *few* square kilometers each and it is envisaged to cross each one with ford-type crossings constructed in re-inforced concrete.

Once Plateau 2 would be in full production a total number of close to 20 65-ton trucks equivalents would be required and it is recommended that regular 8-year truck replacements commencing Year 14, the year of commencement of ore production from Plateau 2, would be with 100 t trucks rather than 65 tonners.

20.6.3 Ore Production Schedule and Ore Grades
The 25-year ore production schedule and the associated grades resulting from the above mining sequence are presented in Tables 20.6.3a and 3b (overleaf) and in Figs. 20.6.3.

Fig. 20.6.3a 25-Year Available Alumina Grade Run-of-Mine Bauxite


Available Alumina %
Year
0
5
10
15
20
25

Fig. 20.6.3b 25-Year Silica and Reactive Silica


Total and Reactive Silica%
3.00
2.50
2.00
1.50
1.00
0.50
Year
0
5
10
15
20
25

Fig. 20.6.3c 25-Year Haul Distance and Number of 65-t Trucks


Average Haul Distance km
Nr of 65 t Trucks
One Way Haul Dist.
14.00
12.00
10.00
8.00
6.00
4.00
2.00
28.0
24.0
20.0
16.0
12.0
8.0
4.0
2008
2010
2012
2014
2016
2018
2020
2022
2024
2026
2028
2026
2028

Nb: In addition to the number of trucks shown, four are to be added to transport ore from the blending stockpiles to the crusher.



Table 20.6.3a 25-Year Production Schedule by Reserve Panels



Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
Project Year	0	1	2	3	4	5	6	7	8	9	10	11	12
MINERAL RESERVE PLATEAU 7 SUD													
Panel													
Road7_S	300	875	-	-	-	-	-	-	-	-	-	-	-
701	300	1,471	-	-	-	-	-	-	-	-	-	-	-
702	400	1,405	933	-	-	-	-	-	-	-	-	-	-
703	-	700	1,565	1,530	-	-	-	-	-	-	-	-	-
704	-	-	-	1,300	2,400	887	-	-	-	-	-	-	-
705	-	-	-	-	-	1,000	1,000	1,500	1,278	-	-	-	-
706	-	600	2,000	1,859	-	-	-	-	-	-	-	-	-
707	-	-	2,000	2,000	403	-	-	-	-	-	-	-	-
708	-	-	1,080	656	3,000	2,500	1,748	-	-	-	-	-	-
709 *)	-	-	-	-	-	-	-	-	-	-	-	1,500	1,500
*) to be hauled via South Road													
MINERAL RESERVE PLATEAU 7 NORD													
Perimeter													
711	-	-	-	-	-	2,000	2,200	2,000	2,000	2,000	1,175	-	-
712	-	-	-	-	1,748	1,196	2,040	3,000	2,000	2,000	1,460	-	-
713	-	-	-	-	-	-	-	1,078	2,000	2,000	1,293	-	-
714	-	-	-	-	-	-	-	-	-	-	2,000	2,000	2,000
715	-	-	-	-	-	-	-	-	294	1,550	1,699	2,400	2,400
MINERAL RESERVE PLATEAU 15													
Perimeter													
1501 *)	-	-	-	-	-	-	-	-	-	-	-	1,728	1,728
1502 *)	-	-	-	-	-	-	-	-	-	-	-	-	-
1503 *)	-	-	-	-	-	-	-	-	-	-	-	-	-
*) to be hauled via South Road													
MINERAL RESERVE PLATEAU 2													
Perimeter													
201	-	-	-	-	-	-	-	-	-	-	-	-	-
202	-	-	-	-	-	-	-	-	-	-	-	-	-
203	-	-	-	-	-	-	-	-	-	-	-	-	-
204	-	-	-	-	-	-	-	-	-	-	-	-	-
205	-	-	-	-	-	-	-	-	-	-	-	-	-
206	-	-	-	-	-	-	-	-	-	-	-	-	-
MINERAL RESERVE STOCKPILING AREA													
Perimeter													
StockArea													
bauxite	1,000	5,051	7,578	7,544	7,551	7,562	7,586	7,578	7,572	7,550	7,627	7,628	7,628

Year	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Project Year	13	14	15	16	17	18	19	20	21	22	23	24
MINERAL RESERVE PLATEAU 7 SUD												
Panel												
Road7_S	-	-	-	-	-	-	-	-	-	-	-	-
701	-	-	-	-	-	-	-	-	-	-	-	-
702	-	-	-	-	-	-	-	-	-	-	-	-
703	-	-	-	-	-	-	-	-	-	-	-	-
704	-	-	-	-	-	-	-	-	-	-	-	-
705	-	-	-	-	-	-	-	-	-	-	-	-
706	-	-	-	-	-	-	-	-	-	-	-	-
707	-	-	-	-	-	-	-	-	-	-	-	-
708	-	-	-	-	-	-	-	-	-	-	-	-
709 *)	1,103	-	-	-	-	-	-	-	-	-	-	-
*) to be hauled via South Road												
MINERAL RESERVE PLATEAU 7 NORD												
Perimeter												
711	-	-	-	-	-	-	-	-	-	-	-	-
712	-	-	-	-	-	-	-	-	-	-	-	-
713	-	-	-	-	-	-	-	-	-	-	-	-
714	2,000	1,442	-	-	-	-	-	-	-	-	-	-
715	1,087	-	-	-	-	-	-	-	-	-	-	-
MINERAL RESERVE PLATEAU 15												
Perimeter												
1501 *)	1,041	-	-	-	-	-	-	-	-	-	-	-
1502 *)	2,432	3000	2,780	-	-	-	-	-	-	-	-	-
1503 *)	-	500	1,400	1,400	1,400	1,151	-	-	-	-	-	-
*) to be hauled via South Road												
MINERAL RESERVE PLATEAU 2												
Perimeter												
201	-	-	1,000	2,500	2,500	2,600	2,500	2,600	1,330	-	-	-
202	-	2,685	2,436	2,500	2,500	2,500	750	-	-	-	-	-
203	-	-	-	-	-	1,438	2,500	2,600	2,600	2,202	-	-
204	-	-	-	-	-	-	-	1,000	1,600	2,500	3,600	2,433
205	-	-	-	1,276	1,278	-	1,850	1,408	2,085	877	-	-
206	-	-	-	-	-	-	-	-	-	2,055	3,000	3,000
MINERAL RESERVE STOCKPILING AREA												
Perimeter												
StockArea											1,062	2,226
bauxite	7,652	7,627	7,676	7,676	7,676	7,589	7,610	7,608	7,621	7,635	7,662	7,659



Table20.6.3b 25-YearBauxiteProductionSchedulewithGrades

Year	Project Yr	Alumina Kt	Ore Kt(dry)	AA %	Top soil	Bxt m	LOI %	SiO_2 %	TiO_2 %	Fe_2O_3 %	Al_2O_3 %	$RSiO_2$ %	Haul Dist. km	No of 65t trucks
2008	[illegible]	370*	1,000	39.0	0.2	9.8	24.6	1.9	2.4	25.1	45.4	0.9	1.0	3
2009	[illegible]	1,863	5,051	38.8	0.2	9.1	24.6	1.9	2.4	25.2	45.3	1.0	1.1	3
2010	[illegible]	2,800	7,578	38.9	0.2	8.0	24.6	2.2	2.5	25.1	45.0	1.1	1.6	5
2011	[illegible]	2,800	7,544	39.1	0.3	7.7	24.7	2.2	2.5	24.9	45.1	1.1	1.7	5
2012	[illegible]	2,800	7,551	39.0	0.2	8.5	24.7	2.1	2.5	25.0	45.2	1.0	2.5	6
2013	[illegible]	2,800	7,562	39.0	0.2	10.0	24.6	2.1	2.4	25.0	45.3	1.0	2.9	7
2014	[illegible]	2,800	7,586	38.8	0.2	10.2	24.6	2.0	2.4	25.2	45.2	1.0	3.2	7
2015	[illegible]	2,800	7,578	38.9	0.3	10.2	24.6	1.9	2.3	25.4	45.1	0.9	3.0	7
2016	[illegible]	2,800	7,572	38.9	0.2	10.2	24.6	1.9	2.3	25.4	45.1	0.9	3.0	7
2017	[illegible]	2,800	7,550	39.0	0.2	10.3	24.7	1.9	2.4	25.3	45.1	1.0	3.4	8
2018	[illegible]	2,800	7,627	38.7	0.2	9.9	24.5	2.0	2.4	25.7	44.8	1.0	3.4	8
2019	[illegible]	2,800	7,628	38.6	0.1	8.6	24.5	1.8	2.4	26.0	44.7	0.9	3.4	8
2020	[illegible]	2,800	7,628	38.6	0.1	8.6	24.5	1.8	2.4	26.0	44.7	0.9	3.4	8
2021	[illegible]	2,800	7,662	38.5	0.2	7.8	24.4	1.9	2.5	26.0	44.6	0.9	3.9	8
2022	[illegible]	2,800	7,627	38.6	0.2	7.1	24.5	2.2	2.6	25.4	44.6	1.1	7.6	13
2023	[illegible]	2,800	7,676	38.4	0.2	6.6	24.4	2.2	2.6	25.7	44.3	1.1	8.6	15
2024	[illegible]	2,800	7,676	38.4	0.2	6.5	24.4	2.2	2.6	25.9	44.1	1.1	11.4	18
2025	[illegible]	2,800	7,676	38.4	0.2	6.5	24.4	2.2	2.6	25.9	44.1	1.1	11.4	18
2026	[illegible]	2,800	7,589	38.8	0.2	7.0	24.6	2.4	2.6	24.9	44.6	1.2	11.2	18
2027	[illegible]	2,800	7,610	38.7	0.2	6.7	24.6	2.3	2.6	25.2	44.7	1.1	12.2	19
2028	[illegible]	2,800	7,608	38.7	0.2	6.7	24.6	2.3	2.6	25.0	44.8	1.1	12.0	19
2029	[illegible]	2,800	7,621	38.7	0.2	6.3	24.5	2.2	2.5	25.1	44.8	1.1	12.2	19
2030	[illegible]	2,800	7,635	38.6	0.2	6.4	24.5	2.1	2.5	25.4	44.7	1.0	11.6	18
2031	[illegible]	2,800	7,662	38.5	0.2	6.7	24.4	1.9	2.5	26.0	44.4	0.9	10.0	16
2032	[illegible]	2,800	7,659	38.5	0.2	7.1	24.4	1.8	2.5	26.2	44.3	0.9	8.2	14
Total		**66,636**	**181,156**	**38.7**	**0.2**	**8.0**	**24.5**	**2.1**	**2.5**	**25.5**	**44.8**	**1.0**	**6.4**	

* Kt contained recoverable alumina in ROM stockpile

20.6.4 Grade Control, Stockpiling and Blending

An effective ore quality control procedure primarily concerns grade control but also addresses contamination and moisture content. The system foreseen is intended to meet the objective to supply bauxite grades within +/- 2% variation in available alumina on a daily, +/- 1% weekly and +/- 0.5% monthly basis on the predicted grade respectively.

Ore quality control is envisaged by a simple and straight forward, but well coordinated, procedure starting from the exploration stage to yearly, quarterly, weekly and daily mine planning and control. Key elements are:

- Exploration drilling at 300 x 300 m followed by 150 x 150 m drilling with the latter serving to identify Proven Reserve.
- In-fill drilling at 75 x 75 and subsequently, 25 x 25 m grids.
- Pre-production blasthole sampling with composite samples from cuttings.
- Occasional (check-) face sampling at the shovel during production.
- Complete on-site bauxite analysis facilities.
- All bauxite to be placed on large raw ore blending stockpiles.
- Stockpile recovery by wheel loaders in a controlled pattern.
- Mine planning procedures including annually revised long term mine plans: yearly, 5-quarter rolling forecasts, monthly and daily mine planning.
- Production recording and regular grade reconciliations.

'Double handling' of all bauxite is inherent to the system envisaged whereby all bauxite excavated from the face will be hauled and dumped onto the stockpiles first and reclaimed again before going into the crusher. Such double handling, at cash costs of some 30 cents per tonne, can possibly be avoided eventually to reduce costs but at this stage this approach is considered prudent and so the costs are included.

The stockpiles are of 300 000 ton capacity each, to contain approximately 2 weeks production (each). The mine planning department is to develop daily mine plans describing planned tonnages and grades for each shovel or primary loader. The aim is to ensure that the average grade on each stockpile is on target upon completion of the stockpile. There will be four stockpiles at any moment in time, one being constructed from run-of-mine bauxite, one producing to crusher and two prepared and ready. Each stockpile is to be constructed in a controlled manner in two layers, with trucks backing up to dispose their load close to the previous one. The total height of the two layer stockpile would be 6 m.

Blending is achieved with stockpile recovery in a direction perpendicular to the direction in which the truck loads were dumped.

20.7 Mining Equipment Selection

The largest single cost item in the mining operation are the haulage trucks. The following section on equipment selection therefore focuses firstly on the selection of truck type and size and subsequently, on primary loaders and ancillary equipment to facilitate the most efficient truck usage.

20.7.1 Working Hours

An 8 hour 3 shift system is assumed with 7 day and afternoon shifts but only 6 night shifts per week using 4 crews in all, each working 5 days per week on average. With 50 working weeks per year to allow for the various festive days, the system allows for 8,000 gross working hours per year. Of the 8 hours per shift, 45 minutes are allowed for meal breaks and a 50 minute hour is used in the equipment capacity calculations.

- Similarly, an allowance is made for poor weather conditions during the rainy season. During rain, all traffic by heavy rubber tired vehicles is to be stopped, for reasons of safety and to avoid rutting and damages to the road and work floor surfaces. Historical records from similar operations are available and stoppages during hours of actual rainfall are estimated at 1 hr lost for each 4 mm of rain.

- In addition, after heavier rain showers, a number of hours is allowed for the roads to dry out. From the available climatic data, it is estimated that there are 40 days per annum with rain > 15 mm. During these days, an estimated 8 hours are lost on average, while roads are allowed to dry.

- Mechanical availability is estimated as 90% for the trucks and shovels and includes allowance for a half shift shutdown per week for preventive maintenance. Utilisation for equipment calculations, unless indicated otherwise, has been assumed at 90%.

Accordingly, working hours per year for this mine plan are established as follows:

50 working weeks /year x 20 shifts x 8 hrs = 8,000 hrs

less 45 minute meal breaks x 1,000 shifts 7,250 hrs

less allowance for poor weather conditions
2200 mm/4 mm = (550x7250/8000)+(40 days x 8 x 7250/8000) = 790 hrs 6,460 hrs

multiply for mechanical availability and utilisation 90% x 90%
and the total effective working hours/piece of equipment/year = 5,200 hrs

20.7.2 Ore Trucks

Haul distances are relatively short and the number of load-haul-dump cycles per hour is estimated as high as 6 cycles per hour per truck in the first years on Plateau 7-Sud. Considering this, and the fact that there are no steep climbs at any time during the mine life, the choice of truck type is clearly for the rugged rigid frame rear dump truck designed for mining conditions, but with a larger dump body such as sold by Caterpillar and Komatsu. As regards truck size, the choice is similarly clear, a 65 metric t truck is the preferred one and the Komatsu H605 is used for reference purposes. As it is, the next smaller size, a 40 t truck, is less cost efficient and the next one in size, a 100 t truck, is simply too large – only 3 trucks

would be required to provide the entire haulage capacity and this number is too small for flexibility of operation and grade control purposes.

The number of trucks required (see Fig. 20.6.3b) over the mine life has been established on the basis of detailed haul profiles for the various mining panels and the relationship between haul distance and cycle time as follows:

Fig. 20.7.2 Truck Cycle Time as a function of Haul Distance


Truck Cycle Times
Total Cycle Time (mins)
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
-
-
2.00
4.00
6.00
8.00
10.00
12.00
14.00
One Way Haul Distance

20.7.3 Primary Loaders

Loader selection must primarily aim to keep the "trucks moving" with short cycle times. The primary loaders at the prevailing short haul distances must be capable to load a truck with 4 dippers of the bucket, or at the most, 5 dippers. The ideal shovel truck match is known to be between 70 and 80% shovel utilisation, thus avoiding waiting times for the trucks. This shovel truck match is achieved with primary loaders as follows:

The complete operation at about 8.5 m tonnes per annum wet crude metric tonnes of bauxite, can be served by two shovels of the 180 ton class such as e.g. the Komatsu 1800 which is used for reference purposes. As discussed under mining methods, it is recommended to use one shovel in front loading configuration and the other as backhoe. This combination could handle almost any circumstance efficiently while at the same time, the shovels are still interchangeable to a large extent.

While the small number of only two primary loaders is sufficient to provide the required total loading capacity, additional capacity is needed for reasons of back up security in case one of the shovels would be broken down and also, for flexibility and quality control purposes.
To provide this back-up capacity it has been chosen to consider wheel loaders of the type and size used for blending stockpile recovery. These have 9 m^3 buckets with a machine operating weight of about 70 tonnes. These wheel loaders are on the small side for cost efficient loading of the trucks if used as primary loaders, requiring a longer loading time as compared to the above shovels, however, they are quite capable and suited to load 65t

trucks when called upon. They can be used for a variety of other duties around the mine such as in the annual bush clearing and topsoil removal campaigns.
NB: In the equipment schedules, both wheel loaders are listed under the mines department but they would in reality spendapproximately 25% of their time on Roads & Rehabilitation Unit duties.

20.7.4 Stockpile Recovery and Feed to Crusher

Stockpile recovery is envisaged with wheel loaders of 9 m^3 capacity, capable of loading a 65t truck in five passes followed by transport from the stockpile to the crusher with the same trucks as used for the mine.

The cycle time for trucks from stockpile-to-crusher is estimated at an average 6 minutes for an average travel distance of 500 m only and accordingly, four trucks would be needed in all, in addition to trucks for the mining operation proper.

With this it is noted that stand-by trucks may be made available from the mining operation. On the other hand, when that part of a stockpile which is being reclaimed is at closer distance to the crusher, the wheel loaders can work in 'load and carry' mode, loading directly into the crusher and these trucks may then in turn be made available to the mine. Likewise, when the crusher is not working, the trucks are available to the mine. The number of four trucks may therefore be viewed as a 'worst case' scenario but is nevertheless used as the basis for the current cost estimates.

A total number of two wheel loaders is required to provide the capacity needed at the full production level reached in Year 2 of mining operations. These two wheel loaders are interchangeable (backed up) by a third wheel loader of the same capacity.

20.7.5 Roads and Rehabilitation Unit

The mine's roads and rehabilitation unit must be equipped for a variety of duties:

Road construction

The quality of mine roads must primarily allow for fast and efficient truck haulage and for the maximum number of workable hours possible. Local ground conditions do allow for excellent quality unsealed roads and mine work floors. First quality road construction material in the form of more ferruginous bauxite is available in each of the mining panels, this material is bauxite grade and can be used without diluting the ore. The topography is favourable, allowing for all haul roads to be constructed with gradients not exceeding 6% (and more often, 4% or less). Road alignments have been designed considering the natural topography with comfortably wide and smooth roads without sacrifice in large quantities of earthmoving (unless in the form of bauxite mining).

Main haul roads are designed to a standard minimum width of 21 m in accordance with international best practice and where in cut, with a 1:3 batter. A constructed pavement thickness of 600 mm is envisaged, but in view of the fact that good sub-base material (California Bearing Ratio - CBR > 30%) is in abundant supply, is not sensitive to dimensions. For the pavement, it is anticipated that the ferruginous upper layers of bauxite has CBR values in excess of 50% and can be freely used for paving purposes.

Roads will be built in the following sequence:

- Bush clearing and top soil stripping as described in the section on mining methods.

- As and where required, drilling and blasting followed by mass excavation of a wide (30 – 50 m wide cut) with shovels of the ore production unit, on a campaign basis (dry season).
- Construction of a sub-base of 0.50 m maximum thickness layer(s) watered to optimum Proctor moisture content and compacted in 10 passes by vibrating compactor. Alternatively where not in bauxite, preparation of the natural sub-base (usually ferruginous laterite) in the same manner, after scarifying by bulldozer and/or road grader.
- Construction of the pavement in one layer of 0.30 m thickness, watered to optimum moisture content and compacted in 10 passes by vibrating compactor. Final compaction of the ready road surface is to be achieved by the controlled (supervised) passages of dump trucks, covering the total road width with at least 10 passes from ordinary production traffic, using the dump trucks (during their normal work). With the traffic intensity envisaged, this would normally take about one week and during this week, the moisture content of the pavement is to be maintained at optimum Proctor moisture. With the expected CBR values in excess of 50%, 0.30 m pavement thickness will be amply sufficient.

Road Maintenance

The roads are to be maintained by regular grading and watering as required. It will be of foremost importance to maintain lateral gradients and avoid standing water on the road surface. Road construction equipment scheduled for the operation is sufficient to re-apply a pavement layer, once per year, on top of the (scarified) old pavement. This is foreseen in the equipment requirements.

Drainage

Mine drainage is of the utmost importance for a variety of reasons, to protect the road system and mine faces from the effects of uncontrolled surface run-off as well as for environmental reasons. Ground water is not expected due to the general impervious nature of the footwall. A proper and well maintained drainage system comprises the following elements:

- Shallow surface cut-off drains above the pits, cut by bulldozer- or grader blade.
- A main drainage system along the main haul- and trunk roads, on the uphill side of the roads. These drains are to maintained with the grader blade; when washed out they should be filled and compacted.
- Culverts should be constructed as required.
- Cut off drains on the inside of working benches, draining towards the trunk road.
- Main drains are provided around the bottom of the mining area, to double serve as cut-off drains for environmental purposes.
- Desliming traps are envisaged at suitable locations along the main cut off drain course.

The 'Roads and Rehabilitation Unit' is also to perform:

- Development, bush clearing and top soil removal (Section 20.5.2 refers); and
- rehabilitation of mined-out areas (Section 20.5.4 refers).

20.7.6 Major Equipment List

A complete list of major equipment items required for the mining operation and for reclamation of ore from the stockpiles for delivery to the crusher is as follows.

Table 20.7.6 Major Equipment List, Technical Specifications and Hourly Cost

	Initial nr of units	reference type	horse power	capacity	Capital Cost USD on site *)	Direct Op. cost USD **)
PRINCIPAL MINING EQUIPMENT						
Dump Truck 65 mt (incl s/pile recovery)	9	Komatsu H605-7	715	65 mt/ 40	575	$ 55.00
Mining shovel in front shovel config	1	Komatsu PC1800-4	910	11	1,800	$ 90.00
Mining shovel in backhoe config	1	Komatsu PC1800-4	910	10	1,800	$ 90.00
Wheelloader 9	3	Komatsu WA700-3	670	9	780	$ 65.00
Bulldozer Ripper 410HP	3	Komatsu D275A-5	410	55 t/14 U Blade	565	$ 45.00
Blast hole drill	2	Drilltech D45	450 hp 900 cfm	20 t pul down	750	$ 65.00
ROADS AND REHABILITATION UNIT						
Compactor	-					
Towed Vibrating Roller	1		85	12 t weight	100	$ 8.00
Road Grader 16H Cat 280 HP	1	Komatsu GD825A-2	280	28 t op. weight	400	$ 40.00
Cat D6 size 190 HP B/dozer multishank ripper	1	Caterpillar D6H	190	20 t	220	$ 40.00
Water Bowser 20 : highway type truck adapted for off-highway heavy duty	2	Mercedes Actros or similar	280	10 t	120	$ 30.00
Backhoe excavator	2	Cat/Komatsu	180	1.5 yd3	180	$ 40.00
4x4 Agricultural Type Tractor + 10 t Dumper	2	Case	100		70	$ 20.00
4x4 Agricultural Type Tractor + Flat Bed	1	Case	100		60	$ 20.00
Assorted agricultural implements:	1	...			50	n/a

*) shipped, delivered, commissioned and erected on site, but no taxes or import duties included
**) inclusive of fuel, lubricants, tyres, spares and consumables but excluding all operating wages, maintenance labour and depreciation, insurance, interest, financial costs and overheads.

20.8 Manpower Requirements

Manpower requirements are estimated as for a Global Alumina-owned mine operation. In view of the mining area being directly adjacent to Global Alumina's refinery, the Mines Department is considered as falling under the general management, staff departments, social and health services of Global Alumina's local head office and facilities for the Refinery. The requirements in manpower numbers are therefore detailed, but only a total annual cost figure is given. Housing, power and water supply are for the similar reasons excluded from the mining estimates.

20.8.1 Mine Management and Staff

A process oriented type of organisation is envisaged combing logically related activities into working units such as the Roads and Rehabilitation Unit with an otherwise flat organigram. Required human resource numbers and how they develop in time are estimated in Tables 20.8a and b.

20.8.2 Operating Personnel

The operating personnel estimate has been prepared on the basis of mining equipment schedules and including maintenance personnel, staff departments, geology, mine planning, and mine administration. The requirement is furthermore based on a shift system with 4 crews to work an effective 20 shifts per week system (7 day and afternoon, 6 x night shift) or an average of 5 working 'days' per week for each of the equipment crews.

The manning level (276) does not take account of annual leave, sickness and other absenteeism. Provisionally estimated at 20%, this has to be added giving a total of 340 personnel excluding senior staff and management. This number will gradually increase to some 380 after Year 10 due to the increase in truck numbers.

Table 20.8.1a Manning Estimate and Phasing – Mine Management – Employees only

Function	Year 0	Year 1	Year 2	Total Req.
General Manager	-	-	-	-
Mine Manager	1	1	1	1
Controller	-	-	-	-
Administration Manager	-	-	-	-
HSE Manager	-	-	-	-
Chief security Officer	-	-	-	-
Transport Manager	-	-	-	-
Chief Geologist	1	1	1	1
Ore Production Manager	1	1	1	1
Manager Planning/QC	1	1	1	1
Manager Maintenance Services	1	1	1	1
Total Management	**5**	**5**	**5**	**5**

- indicates that this function is shared with Global Alumina's general management

Table 20.8.1b Mine Manning Estimate and Phasing – Staff Employees

Function	Year 0	Year 1	Year 2	Total Req.
Exploration Geologist	2	2	1	2
Mine Geologist	1	1	2	2
Mine Planning Engineer	1	2	2	2
Quality Control Engineer	1	1	1	1
General Production Foreman	1	2	2	2
Roads and Rehabilitation F/man	1	1	1	1
Mining Maintenance Foreman	1	2	2	2
Materials Controller	-	-	-	-
Senior Security Officer	-	-	-	-
Safety Officer	1	1	1	1
Health Officer	1	1	1	1
Storekeeper	1	1	1	1
Personnel Officer	-	-	-	-
Total Staff	**11**	**14**	**14**	**15**

- indicates that this function is shared with Global Alumina's main office staff.

Table 20.8.2. Mine Manning Estimate – Workers in Mine and Blending Stockpile

Equipment	Total Nrs.	Nrs./shift	Manning/unit/shift	Total
Ore Production				
Shovels/Excavators	2	2	1.5	12
Trucks **)	10	10	1	40*)
Bulldozer/rippers **)	3	3	1	12
Wheelloader **)	4	4	1	16
Blasthole Drill	2	2	2	16
Supervision		3	3	12
Roads and Rehab Unit				
Bulldozers D8	1	1	1	4
Graders	1	1	1	4
Water Bowser	1	1	1	4
Shift supervision		2	2	8
Agric. tractor	2	2	-	8
Hydr. Backhoe	1	1.5	-	3
Supervision		2	-	4
Labour crew		4	-	8
Maintenance				
Cranes and forklifts	3	3	1	3
Fuel/service truck	1	2	2	8
Supervision		4	-	12
Day Mechanics		12	-	12
Shift mechanics		3	3	12
Electricians		3	-	6
Tradesman		4	-	8
Mine Planning and Quality Control				
Control centre	1	2	2	8
Technicians		8	-	8
Helpers		2	2	8
Geology Department				
Drillers	2	4	-	8
Helpers		4	-	8
Samplers		4	-	8
Supervision		2	-	4
Administration and Logistics				
Clerical staff		6	-	6
Storekeepers		6	-	6
				———— +
Total manning exclusive sick leave/annual leave and Sr Staff				**276**

*) The number of truck drivers will gradually increase with increasing haul distances

**) Inclusive of 4 trucks and 2 large wheel loaders for stockpile recovery/feed to crusher

20.9 Cost Estimates

Costs are estimated with equipment owned and operated by Global Alumina. The battery limit for the mining operation is for the ore delivered into the crusher by truck or wheel loader.

Apart from general technical and administration costs, nearly all mining costs can be related to the use of mobile equipment but for the general facilities such as the maintenance- and repair- buildings, stores, explosives stores, change room, mine office, sampling shed and laboratory. The cost model is accordingly based on hourly unit cost estimates for the mobile equipment with for each single piece of equipment the costs for:

- purchase price;
- costs of shipping and insurance, delivery to site, erection and commissioning;
- operating cost items fuel, lubricants, tires, spare parts and consumables;
- cost of maintenance and repair contracts (MARC contracts); but
- excluding all taxes, levies and import duties.

Housing, power and water supply are excluded from the estimates under this mine plan.

Cost estimates are to a level of accuracy of +/- 20% and for major cost items they are based on quotations. All costs are in constant 2005 (IIIrd quarter) US dollars.

20.9.1 Initial Investment and Replacement Capital Cost Estimate

Initial investment and replacement capital schedules are presented in Schedules 20.9.1a and 1b, comprising:

- equipment for the mining operation and for stockpile reclamation;
- *equipment for the Roads and Rehabilitation Unit;*
- ancillary equipment, buildings and facilities such as workshops; but
- excluding any earthmoving or haulage equipment for solid red mud disposal.

Buildings and Facilities

Capital expenditure for general facilities is required at the start of the project, for:

- Construction of an equipment service area. In this fenced area, equipment delivery and *commissioning/erection is to take place. The cost involved is mostly in* earthworks, which are expected to be done with the newly arriving owner's equipment. The cost for such use is accounted for in the cost model by the equipment arriving early/pre-production operating costs.
- Access roads and mine roads and complete development of the stockpiling area is similarly foreseen with the mining equipment arriving early and accounted for in the operating costs of the mine schedule with the exception of special items such as fencing.
- Workshops, stores, office, sample shed and laboratory buildings: are estimated as cash costs payable to third parties/contractors.
- *High explosives magazine* and bulk explosives storage buildings: earthworks (3 m bund) foreseen by own earthmoving equipment with buildings as cash cost to contractor(s).
- Mine closure costs: mine rehabilitation is an ongoing process throughout the life of the mine and accounted for under the capital and operating cost estimates for the Mining Department (in particular, Year 0) and the Roads and Rehabilitation Unit (throughout project life) respectively. However, at the very end of the mine life, *buildings will need to be removed* and the land restored to its future use. Mine closure costs related to the clearing of land for permanent facilities at the end of the project are accounted for as a lump sum.

The initial capital investment according to this preliminary estimate amounts to just under twenty million US$ inclusive of a 15% contingency. The total initial capital investment and replacement capital over the 25-year period inclusive of mine closure costs, amounts to an undiscounted US$ 86 million or US$ 0.48 per dmt of bauxite.

20.9.2 Operating Cost Estimate

Direct operating costs have been estimated on the basis of the detailed equipment unit cost estimates (hourly rates are given in Table 20.7.6) and a 25-Year undiscounted operating cost schedule, presented in Table 20.9.2b. The costs for explosives and blasting ancillaries are estimated on a per ton blasted-basis. Personnel costs are excluded from the equipment unit costs but instead, are detailed as an annual total for the entire mining operation in the schedule. They have been estimated as part of the labour requirements for the entire Global Alumina Refinery project but based on the detailed mine personnel requirements established in Section 20.8 on Personnel Requirements.

A breakdown of the operating cost of US$2.58 per dmt of bauxite delivered to the crusher, averaged over the 25-year period but in constant 2005 United States dollars, is given in Table 20.9.2 overleaf.

Table 20.9.1a Equipment Investment and Replacement Schedule

	Initial Nr. of Units	Depr. Period	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	Total
Project Year			0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24	
CONSTRUCTION/MINE CLOSURE																												
Equipment Service Area	1		1																									1
Access Roads	1		1																									1
Office, sampleshed, laboratory facilities	1		1																									1
Maintenance workshops, store bldg	1		1																									1
Miscellaneous, Mine Closure	1		1																								1	2
Sub-total																												
PRINCIPAL MINING EQUIPMENT	total # req.	->	1	5	9	9	10	11	11	11	11	12	12	12	12	13	17	19	22	22	22	23	23	23	22	20	18	369
Dump Truck 65 t *)	9	8	3	3	5			2			3	4	3			3	3	3	6	3	3	2		2	2	2	4	54
Front shovel 11 m3	1	8	1								1								1								1	4
Mass Excavator 10 m3	1	8	1								1								1								1	4
Wheelloader 9 m3 *)	3	8	1	1	1						1	1	1						1	1	1						1	10
Bulldozer Ripper 410HP	3	8	2	1							2	1							2	1							1	10
Blast hole drill	2	8	2								2								2								2	8
*) incl4 trucks + 2 wheelloader for S/pile																												
Sub-total																												
ROADS AND REHABILITATION UNIT																												
Compactor																												0
Vibrating Roller	1	8	1								1								1								1	4
Road Grader 280hp	1	8	1								1								1								1	4
D6 size 190 HP B/dozer multishank ripp	1	8	1								1								1								1	4
Water Bowser 20 m3	2	5	2					2					2					2					2					10
Backhoe excavator 1.5 yd	2	8	2								2								2								2	8
100 hp Agricultural Tractor + Dumper	2	8	2								2								2								2	8
100 hp AgriculturalTractor + Flat Bed	1	8	1								1								1								1	4
Assorted agricultural implements	1	8	1								1								1								1	4
Sub-total																												
ANCILLARY EQUIPMENT																												
Workshop equipment	1		1																									1
Forklift	1	8	1								1								1								1	4
Fuelservice truck	1	8	1								1								1								1	4
Radio system	1		1																									1
Office, survey and laboratory equipment	1		1																									1
Assorted Personnel Trucks 4x2	12	5	12					12					12					12					12					60
Assorted Personnel Trucks 4x4	12	5	12					12					12					12					12					60

Table 20.9.1b Investment and Replacement Capital Schedule

US$ 2005 x '000	Initial No of Units	Unit Cost	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Project Year			0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24
CONSTRUCTION/MINE CLOSURE																											
Equipment Service Area	1	60,000	60	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Access Roads	1	100,000	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Office, sampleshed, laboratory facilities	1	100,000	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Maintenance workshops, store bldg.	1	200,000	200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Miscellaneous, Mine Closure	1	200,000	200	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200
Sub-total		650,000	650	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	200
PRINCIPAL MINING EQUIPMENT																											
Dump Truck 65 t *)	6	575,000	1,725	1,725	1,725	-	-	1,150	-	-	1,725	2,300	1,725	-	-	1,725	1,725	1,725	3,450	1,725	1,725	1,150	-	1,150	1,150	1,150	2,300
Front shovel 11 m3	1	1,800,000	1,800	-	-	-	-	-	-	-	1,800	-	-	-	-	-	-	-	1,800	-	-	-	-	-	-	-	1,800
Mass Excavator 10 m3	1	1,800,000	1,800	-	-	-	-	-	-	-	1,800	-	-	-	-	-	-	-	1,800	-	-	-	-	-	-	-	1,800
Wheelloader 9 m3 *)	3	700,000	700	700	700	-	-	-	-	-	700	700	700	-	-	-	-	-	700	700	700	-	-	-	-	-	700
Bulldozer Ripper 410HP	2	565,000	1,130	565	-	-	-	-	-	-	1,130	565	-	-	-	-	-	-	1,130	565	-	-	-	-	-	-	565
Blast hole drill	2	735,000	1,470	-	-	-	-	-	-	-	1,470	-	-	-	-	-	-	-	1,470	-	-	-	-	-	-	-	1,470
*) incl4 trucks + 2 wheelloader for S/pile																											
Sub-total		14,040,000	8,625	2,990	2,425	-	-	1,150	-	-	8,625	3,565	2,425	-	-	1,725	1,725	1,725	10,350	2,990	2,425	1,150	-	1,150	1,150	1,150	8,635
ROADS AND REHABILITATION UNIT																											
Compactor		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Vibrating Roller	1	100,000	100	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	100	-	-	-	-	-	-	-	100
Road Grader 280hp	1	400,000	400	-	-	-	-	-	-	-	400	-	-	-	-	-	-	-	400	-	-	-	-	-	-	-	400
D6 size 190 HP B/dozer multishank ripper	1	240,000	240	-	-	-	-	-	-	-	240	-	-	-	-	-	-	-	240	-	-	-	-	-	-	-	240
Water Bowser 20 m3	2	120,000	240	-	-	-	-	240	-	-	-	-	240	-	-	-	-	240	-	-	-	-	240	-	-	-	-
Backhoe excavator 1.5 yd	2	180,000	360	-	-	-	-	-	-	-	360	-	-	-	-	-	-	-	360	-	-	-	-	-	-	-	360
100 hp Agricultural Tractor + Dumper	2	70,000	140	-	-	-	-	-	-	-	140	-	-	-	-	-	-	-	140	-	-	-	-	-	-	-	140
100 hp AgriculturalTractor + Flat Bed	1	60,000	60	-	-	-	-	-	-	-	60	-	-	-	-	-	-	-	60	-	-	-	-	-	-	-	60
Assorted agricultural implements	1	50,000	50	-	-	-	-	-	-	-	50	-	-	-	-	-	-	-	50	-	-	-	-	-	-	-	50
Sub-total		1,590,000	1,590	-	-	-	-	240	-	-	1,350	-	240	-	-	-	-	240	1,350	-	-	-	240	-	-	-	1,350
ANCILLARY EQUIPMENT																											
Workshop equipment	1	100,000	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Forklift	1	40,000	40	-	-	-	-	-	-	-	40	-	-	-	-	-	-	-	40	-	-	-	-	-	-	-	40
Fuelservice truck	1	60,000	60	-	-	-	-	-	-	-	60	-	-	-	-	-	-	-	60	-	-	-	-	-	-	-	60
Radio system	1	50,000	50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Office, survey and laboratory equipment	1	50,000	50	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Assorted Personnel Trucks 4x2	12	20,000	240	-	-	-	-	240	-	-	-	-	240	-	-	-	-	240	-	-	-	-	240	-	-	-	-
Assorted Personnel Trucks 4x4	12	30,000	360	-	-	-	-	360	-	-	-	-	360	-	-	-	-	360	-	-	-	-	360	-	-	-	-
Sub-total		800,000	800	-	-	-	-	600	-	-	100	-	600	-	-	-	-	600	100	-	-	-	600	-	-	-	100
		Initial Capex																									
Total Capital Expenditure		17,080,000	11,785	2,990	2,425	-	-	1,990	-	-	10,075	3,565	3,265	-	-	1,725	1,725	2,565	11,800	2,990	2,425	1,150	840	1,150	1,150	1,150	10,285
Contingency on Capex		15%	1,765	449	364	-	-	299	-	-	1,511	535	490	-	-	259	259	385	1,770	449	364	173	126	173	173	173	1,543
Total Capital Expenditure		19,642	13,550	3,439	2,789	-	-	2,289	-	-	11,586	4,100	3,755	-	-	1,984	1,984	2,950	13,570	3,439	2,789	1,323	966	1,323	1,323	1,323	11,828
Cumulative			13,550	16,988	19,757	19,757	19,757	22,046	22,046	22,046	33,632	37,732	41,486	41,486	41,486	43,470	45,454	48,404	61,974	65,412	68,201	69,523	70,489	71,812	73,134	74,457	86,285

Table 20.9.2a Operating Cost Schedule

	UNIT	Cost/ Unit	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032
Project Year			0	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20	21	22	23	24
CONSTRUCTION/MINE CLOSURE		opex/yr																									
Equipment Service Area	LS		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Access Roads	LS		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Office, sampleshed, laboratory facilities	/year	20,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Maintenance workshops, store bldg	/year	20,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Miscellaneous	/year	20,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
PRINCIPAL MINING EQUIPMENT	hrs/yr	opex/yr																									
Dump Truck 65 t *)	5200	55.00	3	6	9	9	10	11	11	11	11	12	12	12	12	12	17	19	22	22	22	23	23	23	22	20	18
Front shovel 11 m3	5200	90.00	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Mass Excavator 10 m3	5200	90.00	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Wheelloader 9 m3 *)	4000	65.00	1	2	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Bulldozer Ripper 410HP	5200	45.00	2	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3	3
Blast hole drill	5200	65.00	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
*) incl4 trucks + 2 wheelloader for S/pile																											
ROADS AND REHABILITATION UNIT	hrs/yr	opex/hr																									
Compactor		-																									
Vibrating Roller	2,000	8.00	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Road Grader 280hp	2,000	40.00	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
D6 size 190 HP B/dozer multishank ripp	2,000	40.00	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Water Bowser 20 m3	2,000	30.00	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
Backhoe excavator 1.5 yd	2,000	40.00	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
100 hp Agricultural Tractor + Dumper	2,000	20.00	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2	2
100 hp AgriculturalTractor + Flat Bed	2,000	20.00	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Assorted agricultural implements	2,000	2.00	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
ANCILLARY EQUIPMENT		opex/yr																									
Workshop equipment	/YR	50,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Forklift	/YR	5,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Fuelservice truck	/YR	5,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Radio system	/YR	5,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Office, survey and laboratory equipment	/YR	20,000	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1	1
Assorted Personnel Trucks 4x2	/YR	4,000	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12
Assorted Personnel Trucks 4x4	/YR	6,000	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12	12



Table 20.9.2b Operating Cost Schedule

[illegible]



Table 20.9.3 Average Operating Cost of Bauxite over mine life

OPERATING EXPENDITURE PER TONNE OF BAUXITE BAUXITE DELIVERED TO CRUSHER average over 25 years, in constant 2005 US$ x '000			Opex/ dmt BXT
CONSTRUCTION/MINE CLOSURE			
Equipment Service Area		$	-
Access Roads		$	-
Office, sampleshed, laboratory facilities		$	0.00
Maintenance workshops, store bldg		$	0.00
Miscellaneous		$	0.00
	Subtotal	$	0.01
PRINCIPAL MINING EQUIPMENT			
Dump Truck 65 t *)		$	0.59
Front shovel 11 m3		$	0.06
Mass Excavator 10 m3		$	0.06
Wheelloader 9 m3 *)		$	0.10
Bulldozer Ripper 410HP		$	0.10
Blast hole drill		$	0.09
	Subtotal	$	1.01
ROADS AND REHABILITATION UNIT			
Compactor			
Vibrating Roller		$	0.00
Road Grader 280hp		$	0.01
D6 size 190 HP B/dozer multishank ripper		$	0.01
Water Bowser 20 m3		$	0.02
Backhoe excavator 1.5 yd		$	0.02
100 hp Agricultural Tractor + Dumper		$	0.01
100 hp AgriculturalTractor + Flat Bed		$	0.01
Assorted agricultural implements		$	0.00
	Subtotal	$	0.08
ANCILLARY EQUIPMENT			
Workshop equipment		$	0.01
Forklift		$	0.00
Fuelservice truck		$	0.00
Radio system		$	0.00
Office, survey and laboratory equipment		$	0.00
Assorted Personnel Trucks 4x2		$	0.01
Assorted Personnel Trucks 4x4		$	0.01
	Subtotal	$	0.03
Explosives under contract		$	0.41
	Total Opex excl. personnel, royalties and Overheads	$	1.53
Contingency 15%		$	0.23
	Total Opex excl. personnel, royalties	$	1.76
Personnel costs		$	0.81
	Total Opex incl. personnel,but excl. of royalties and overheads	$	2.58

20.10 Summary

The mine plan has demonstrated that a constant supply of bauxite at specified, predictable grades can be achieved for a period of 24 years at full production capacity. Only three of the nineteen bauxite plateaus within the Mining Concession have been drilled and evaluated for resource estimation and mine planning.

The direct mine operating costs at US$2.58 equate to some US$7 per ton of dry bauxite, or less than 10% of the Refinery operating costs. The initial capital cost of the mine development and mining equipment at 19.8 million US$ is very minor compared to the overall Refinery cost. The total sum of initial capital cost, equipment replacement capital costs over the twenty-five year period and mine closure costs, amounts to 86 million US$ or US$ 0.47 per ton of dry bauxite. Thus the impact of a small change in grade or costs is very slight in terms of the overall project viability.

20.11 Forward Work Programme

The on-going programme has the objective of firming up the long-term plan. The limits to the mineralization on Plateaux 2, 7 and 15 will be explored. Plateaus 3 and 17 have also been included to offer longer term development options. Additional excavation of seven pits is also on-going to provide more in-situ density data.

Global Alumina has planned the following drilling programme to expand the resource base and support medium- and short-term mine plans. The cost estimate for the completion of this programme is 1.3 million $US for drilling and analytical services.

Table 20.1 Exploration Programme
All Assays by Ultra Trace

Plateau No.	Grid (m)	Access	Survey	Auger Drilling			Core Drilling			Pit	Sample Prep.
		km	Points	Av. Depth (m)	No. Holes	Qty	Av. Depth (m)	No. Holes	Qty	No. /Depth	
2	300x300	**29**	**88**	12	**88**	**1056**				2/20	
3	300x300	**41**	**123**	12	**123**	**1476**				1/10	
7	300x300	13	37	13	37	481					
	150x150	31	184	13	184	2392					
	106x106	55	167	13	167	2171					
	75x75	33	400	13	400	5200					
Tot №7		**132**	**788**		**788**	**10244**				2/20	
15	150x150	**33**	**98**	12	**98**	**1176**				1/10	
17	300x300	**14**	**42**	12	**42**	**504**				1/10	
Total	300x300				290	3517					
	150x150				282	3568					
	106x106				167	2171					
	75x75				400	5200					
Grand Total		**249**	**1139**		**1139**	**14456**	**15**	**30**	**450**	**7/70**	**15116**

Grid Sizes:

- 300 x 300 m Indicated Resources
- 212 x 212 m Indicated Resources
- 150 x 150 m Measured Resources
- 75 x 75 m 10 year mine plan

Global Alumina will also implement a drill programme to prepare the initial mining area for development. Using a 25 x 25 m drilling grid, this will require approximately 9000m to in-fill the current 75m grid and cover the requirement of the short-term mine plan (one year). The cost of this would be approximately $US 630 000, including analytical services.

21. INTERPRETATION and CONCLUSIONS

Interpretation of Exploration Data
Bauxite occurs as a regular layer locally interrupted by islands of off-grade material and capped with thin top soil and/or a ferruginous hardcap. Sensitivity analysis indicated that cutoff grades of 38% Al_2O_3 and 10% SiO_2.were required to obtain borehole composites consistent with the refinery specification of 39% AA. The representation of the lateral distribution of grades and thickness was then built with 2D modelling of borehole composites; a method best suited for thin layer mineralisation. Resource categorization was based on results of spatial statistics (refer to adequacy of data density). Resources were subsequently transferred to Reserves by applying a set of mining and grade scheduling constraints summarized below.

Data Reliability
Based on available QA/QC, BH&P are confident that the exploration data provide a sound basis for resource and reserve estimates. Samples were taken and prepared following accepted practices and standards, and were assayed by laboratories with proven track records for bauxite analysis. Security of sample and chain of custody are considered appropriate. Assay accuracy was confirmed by external checks, while assay precision and instrument calibration over time was checked using reference material prepared by Global Alumina. It is concluded that the exploration database offers a sound and reliable support for resource estimates.

Adequacy of Data Density
Spatial statistics concluded to the adequacy of drill grids of 300 x 300 m and 150 x 150 m for the definition of Indicated and Measured Resources respectively. Data on ore characterisation is deemed sufficient to provide the required parameter for resource/reserve evaluation and process design.

Results
Resources were estimated using the following constraints:
- cutoff grades 38% Al_2O_3 and 10% SiO_2 on drill hole composites;
- minimum ore thickness 1 m; and
- stripping ratio 1:1, overburden m/ bauxite m,

Table 21.a **Reportable Mineral Resource as of November 25th 2005**
Dry Density 2.0 t/m^3, Block Size 50 x 50m,

Resources	Dry Mt	Overburd m	Bauxite Depth m	Fe_2O_3 %	Al_2O_3 %	AA_{150} %	SiO_2 %	$RSiO_2$ %	Grid Size m x m
Measured	122	0.9	8.6	25.1	45.2	38.9	2.0	1.0	150 x 150
Indicated	108	1.0	6.1	25.0	44.9	39.1	2.1	1.1	300 x 300
Inferred	2.9	1.5	4.9	25.7	44.6	38.8	1.9	0.9	up to 600 x 600

The above Reserves are included within the Resource tonnage table in Section 19. Resources sterilised by the railway line and Refinery zones are not included.

Resources were then transferred to Reserves by applying mining and grade scheduling constraints, including the following:
- Cutoff of 40% Al_2O_3 on drill hole composite averages;
- Minimum mineable thickness of 2m;
- Grade dilution with footwall and overburden (exclusive of top soil); and

- Mine recovery factor of 95%.

Table 21.b **Reportable Mineral Reserve as of November 25th, 2005**
Dry Density 2.0 t/m^3, Block Size 50 x 50m.

Reserves	Dry Mt	Top Soil m	Bauxite Depth m	Fe_2O_3 %	Al_2O_3 %	AA_{150} %	SiO_2 %	$RSiO_2$ %	Grid Size m x m
Proven	101	0.2	9.1	25.3	45.0	38.8	2.0	1.0	150 x 150
Probable	87	0.2	6.7	25.7	44.4	38.6	2.1	1.0	300 x 300
Reportable Mineral Reserve	188	0.2	8.0	25.5	44.8	38.7	2.0	1.0	

Measured and Indicated Mineral Resources shown in Table 21.a are inclusive of those Mineral Resources modified to produce the Mineral Reserves as shown in Table 21.b. Resources sterilised by the railway line and Refinery zones are not included.

Areas of Uncertainty
Ore density is at this stage based on two pits only. Nevertheless, the density used in the project (2.0 t/m^3) is consistent with that used in the mining district and in Friguia. Hence, the uncertainty associated with density is low, i.e. +/- 0.1 t/m^3 only, within the 95% confidence interval. Additional pits are currently being excavated to firm up density estimates. The analysis of standard errors on the resource estimation parameters concluded that, within the 95% confidence interval, the alumina contained within the Resources could range from:

- 44Mt to 51Mt, i.e. an error of 7.5% relative for the 150 x 150m grid
- 37Mt to 49Mt, i.e. an error of 14.3% relative for the 300 x 300m grid

In all deposits, the mineralisation remains largely open and therefore the upside potential is considerable.

Compliance with Objectives
The exploration programme has fulfilled the objectives to:
- characterise bauxite in sufficient details and the required accuracy to support process design and resource evaluation; and
- establish a reserve base within easy distance from the refinery, covering 25 years of alumina production at design capacity.

22. RECOMMENDATIONS

Survey
Elevation differences between field survey and the DTM provided by MAPS should be resolved rapidly with a view to normalising the GIS database. The concession limits should be legally surveyed.

Further Exploration
The proposed exploration program (Section 20) will cover the need for detailed planning for 10 years mine plan as well as extending the overall mine plan to allow for long term planning. The programme will also explore the full extent of Plateaus 2, 7 and 15. BH & P support this on–going programme.

It is also recommended that when the results of above programme are completed, Global Alumina conduct pre-mining drilling (development drilling) for the year plan, at a grid deemed sufficient to plan ore lifting and blast-holes depths (i.e. 25 m x 25 m).

Finally, it is advised that blasting tests be carried out and blast holes sampled to validate development drilling and grade control procedures for ore lifting. Such tests should be planned in two different ore panels, within surface area of approximately 18,000 m^2 each, i.e. based on 30 development drill holes, which should correspond to some 250 kt each.

Bauxite Characterization

The proposed *exploration program* (Section 20) will cover the requirements to firm up physical bauxite characteristics and no further work is deemed necessary.

23. REFERENCES

N. W. Bliss, 5th February, 2006, Boehmite and $B.Al_2O_3$ Content Of Some Global Alumina Bauxites.

BRDC (Hindalco) Report No. – 2005/02, February 2005 by S. Sankaranarayanan and Y.P. Anandache Process Simulation Studies with Gapco bauxite for Aluminpro, Canada.

BRDC (Hindalco) Report No. – AS99/TC 2005/2 1, May 2005, Characterisation of 24 Bauxite Samples Received from Gapco.

Geoprospects Ltd., Décembre 2004, Rapport succinct sur les résultats de l'étude minéralogique et pétrographique des bauxites et roches connexes du gisement de Kouloré.

Geoprospects Ltd., in preparation, Rapport intermédiaire sur les résultats de l'exploration (300 x 300m) effectuée sur les gisements de Koulore, Mobhi et de la prospection préliminaire (150 x 150 m) effectuée sur le gisement de Lope

Global Alumina, June 2005, Manuel d'exploration – Procedures et Standards.

Global Alumina Project Description Document, project update of the pre-feasibility study, December, 2005.

Global Alumina Pro Forma Model, prepared and operated by Global Alumina financial advisors, Citigroup, last revision January 24, 2006.

Hatch Pre-Feasibility Study - Implementation Planning Study, Final Report, July 2001.

Hatch Associates Pty Limited, June 2005, Bauxite Resource Estimation Study for Sangaredi Alumina Refinery (H315968-RPT-01 15).

Kimmerle Consultants Inc, May 13, 2005, Quality Control of Ultra Trace Laboratories Bauxite Analysis.

Kimmerle Consultants Inc, October 18, 2005,Quality Control of Ultra Trace Laboratories – Elemental Analysis of Global Alumina Bauxite samples.

Kimmerle Consultants Inc, October 19, 2005, Quality Control of Hindalco Laboratory – Elemental Analysis and Low Temperature Digestion of Global Alumina Bauxite sample.

24. DATE AND SIGNATURE PAGE

The report titled "*Bauxite Resources, Reserves* and Mine Plan prepared for Global Alumina" dated 23rd February, 2006 was prepared by and signed by the following authors:

Dominique L. Butty

(signed by)

Dated at Puidoux, Switzerland
23rd February, 2006

Dominique L. Butty
MSc, MA, EuroGeol, CH Geolcert

Robert F. Herinckx

(signed by)

Dated at Klundert, The Netherlands
23rd February, 2006

Robert F. Herinckx, Mining Engineer
MSc, Eurlng, CEng (UK), MIMMM



Certificates of Qualifications

To: Global Alumina Corporation
And To: Guinea Alumina Corporation S.A.

Dominique L. Butty

As an author of this report titled "Bauxite Resources, Reserves and Mine Plan" prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation, dated 23rd February, 2006 (The Technical Report), I hereby make the following statements:

1. My name is Dominique L. Butty and I am a consulting geologist providing professional geological consulting services. I am a partner in Butty Herinckx and Partners BV, Geological and Mining Consultants, The Netherlands. I reside at Route de Chardonne, 1604 Puidoux, Switzerland.
2. I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. I hold a "Diplôme de Géologie" from the University of Lausanne, Switzerland (1970) and an MA degree in Computer Management from Leiden University (1985). I am a member of the Swiss Association of Geologists and of the European Federation of Geologists.
3. I have practiced my profession as an independent consulting geologist since 1986 and have had extensive experience interpreting geology in particular of bauxite and other lateritic mineralization, auditing and validating geological databases and estimating resources for feasibility studies and as an independent technical auditor.
4. I visited the project site for one week in February 2002 and November 2004. I have previously visited adjacent bauxite properties in the country of Guinea on many occasions since 1985.
5. I have carried out the estimation of mineral resources reported herein and I have prepared the reserve model for mine planning. I am responsible for the following sections of the Technical Report: Summary, Accessibility, Climate, History, Geological Setting, Deposit Type, Exploration, Drilling, Sampling Method and Approach, Sample Preparation, Data verification, Adjacent properties, Metallurgical Testing, Mineral Resource Estimate, Interpretation, Conclusions and Recommendations.
6. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
7. I am independent of the Issuer applying the tests set out in section 1.4 of National Instrument 43-101.
8. I have not had any prior involvement with the property which is the subject of the Technical report.
9. I have read National Instrument 43-101 and Form 43-101F1, and have prepared the Technical Report in compliance with these and in conformity with generally accepted international mining industry practice.

Dominique L. Butty

(signed by)

Dated at Puidoux, Switzerland,
23rd February, 2006

Dominique L. Butty
MSc, MA, EuroGeol, CH Geolcert

Certificates of Qualifications

To: Global Alumina Corporation
And To: Guinea Alumina Corporation S.A.

Robert F. Herinckx

As an author of this report titled "Bauxite Resources, Reserves and Mine Plan" prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation, dated 23rd February, 2006 (The Technical Report), I hereby make the following statements:

1. My name is Robert F. Herinckx and I am a consulting mining engineer providing professional engineering consulting services. I am a partner in Butty Herinckx and Partners BV, Geological and Mining Consultants, The Netherlands. I reside at Noordschans 59, 4791RE Klundert, The Netherlands.
2. I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. I hold a BSc and a Masters Degree from the University of Delft (1968 resp. 1971). I am a member of the Royal Dutch Institute of Engineers KiVI and a professional member of the British MIMMM.
3. I have practiced my profession as an independent consulting engineer since 1985 and have had extensive experience in orebody modelling including bauxite and lateritic nickels deposits, technical studies, mine design and mine planning, cost estimating and economic evaluation of mineral properties for feasibility studies and as an independent technical auditor.
4. I have not visited the project site recently but I have previously visited adjacent bauxite properties in the country of Guinea as a consulting mining engineer on many occasions since 1985.
5. I have carried out the estimation of Mineral Reserves reported herein and I have prepared the complete mine plan. I am responsible for the following sections of the Technical Report: Summary, Accessibility, Deposit Type, Data verification; Mineral Reserve Estimate and the Mine Plan under Other Relevant Data, Interpretation, Conclusions and Recommendations.
6. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
7. I am independent of the Issuer applying the tests set out in section 1.4 of National Instrument 43-101.
8. I have not had any prior involvement with the property which is the subject of the Technical report.
9. I have read National Instrument 43-101 and Form 43-101F1, and have prepared the Technical Report in compliance with these and in conformity with generally accepted international mining industry practice.

Robert F. Herinckx

(signed by)

Dated at Klundert, The Netherlands,
23rd February, 2006

Robert F. Herinckx
MSc, EurIng, CEng (UK), MIMMM

25. ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

The project does not qualify as a development property or a production property and therefore this Section does not apply.

26. ILLUSTRATIONS

SECTION 26.1.1 EXPLORATION HOLES 2004 - 2005


Exploration Drill Holes & Resource Categories
Sections PL-2
Sections PL-7
Concession Limit
1236000
1234000
1232000
1230000
1228000
1226000
1224000
1222000
1220000
1218000
1216000
600000
602000
604000
606000
608000
610000
612000
614000
Plateau Number
Indicated Resources
Measured Resources
N

SECTION 26.1.2 SAMPLE LIST - Reserve Composites - Global Alumina Refinery Project – Bauxite Resources, Reserves Mine Plan

INDEX	HOLE NO	X	Y	Z	TOP SOIL	ORE	LOI	TSIO2	TIO2	Fe2O3	Al2O3	TOC	TOTOX
497	2GP0001	599253.7	1233339.4	229.5	0.30	2.72	26.96	3.07	1.77	16.84	50.62	0.00	99.27
498	2GP0002	600394.7	1234016.4	230.9	0.30	7.20	22.87	1.92	1.87	30.78	41.88	0.00	99.33
499	2GP0003	601584.5	1233591.5	234.5	0.30	10.19	25.68	1.90	2.58	23.02	46.03	0.00	99.20
500	2GP0004	603382.4	1233296.5	230.5	0.30	12.18	25.59	1.99	2.48	23.55	45.61	0.00	99.21
501	2GP0005	604279.2	1233900.5	241.7	0.30	7.67	24.38	2.42	2.40	27.64	42.38	0.00	99.20
502	2GP0006	600400.1	1232091.8	215.0	0.30	2.13	22.82	1.38	1.81	33.28	39.99	0.00	99.29
503	2GP0007	601888.6	1232690.9	238.2	0.30	2.00	19.78	2.38	1.88	44.13	31.10	0.00	99.24
504	2GP0008	602788.2	1232694.4	242.2	0.30	2.00	21.82	1.48	2.54	36.12	37.42	0.00	99.16
505	2GP0009	603390.0	1232097.8	232.4	0.30	2.00	22.04	1.78	2.23	34.26	38.79	0.00	99.10
506	2GP0010	601294.3	1231487.8	248.1	0.30	5.67	22.49	1.65	2.72	31.83	40.37	0.00	99.26
507	15GP0018	612503.5	1226829.8	222.1	0.30	4.65	25.95	0.64	2.24	24.13	46.36	0.00	99.31
508	7GP0011	610415.7	1232193.9	277.7	0.30	2.00	20.85	1.44	2.16	38.15	36.63	0.00	99.33
509	7GP0012	609641.1	1231770.6	292.2	0.30	2.00	20.34	1.53	1.79	40.35	35.29	0.00	99.29
510	7GP0013	608926.9	1231295.3	241.8	0.30	10.16	26.58	1.33	2.01	21.86	47.47	0.00	99.25
511	7GP0014	609825.8	1230399.1	269.1	0.30	7.16	25.24	1.20	2.01	25.83	45.06	0.00	99.34
512	7GP0015	610994.1	1228574.7	233.7	0.30	6.66	22.78	1.39	2.27	31.24	41.60	0.00	99.22
513	7GP0016	611896.9	1228276.0	263.6	0.30	5.65	24.04	1.08	2.03	29.83	42.27	0.00	99.25
514	7GP0017	612199.5	1227378.5	242.3	0.30	9.66	24.81	1.02	2.45	26.33	44.64	0.00	99.25
515	15GP0019	611002.7	1226026.3	206.3	0.30	2.00	20.51	0.98	2.16	39.93	35.58	0.00	99.16
516	15GP0020	611453.0	1225884.6	222.4	0.30	5.15	22.54	1.36	2.51	30.79	42.11	0.00	99.31
517	15GP0024	613252.1	1224379.9	224.7	0.30	2.00	24.46	0.56	2.94	30.88	40.32	0.00	99.17
518	15GP0025	612877.5	1223828.9	216.9	0.30	4.64	23.73	0.66	1.99	32.05	40.86	0.00	99.29
519	15GP0021	610553.0	1225278.7	215.4	0.30	2.64	25.20	1.70	2.77	24.55	44.97	0.00	99.18
520	15GP0022	612348.3	1225279.1	217.2	0.30	11.65	25.62	4.13	2.35	18.93	48.18	0.00	99.20
521	15GP0023	610851.5	1224683.1	245.4	0.30	2.00	20.96	1.01	3.01	36.83	37.51	0.00	99.30
526	2GPA0026	602846.8	1233081.6	248.0	0.50	5.69	23.14	2.80	2.28	23.48	47.48	0.00	99.17
527	2GPA0027	602846.9	1233031.2	246.5	0.00	4.44	24.65	1.58	2.41	25.13	45.26	0.00	99.23
528	2GPA0028	602847.1	1232956.3	246.6	0.00	2.00	20.00	2.45	1.88	41.55	33.25	0.00	99.12
529	2GPA0029	602847.0	1232906.8	247.0	0.00	2.00	20.48	1.16	1.91	41.80	33.56	0.00	98.89
530	2GPA0030	602896.6	1233081.4	245.8	0.00	6.69	24.67	1.28	2.55	24.47	46.36	0.00	99.32
531	2GPA0034	602897.3	1232956.1	248.4	0.00	2.00	21.02	1.17	3.09	38.75	35.20	0.00	99.23
532	2GPA0035	602897.3	1232906.4	248.5	1.00	9.69	22.86	2.70	2.05	28.20	43.29	0.00	99.10
533	2GPA0049	602971.5	1233081.8	245.9	0.00	6.29	25.20	1.75	2.18	28.43	41.71	0.00	99.26
534	2GPA0053	602972.4	1232958.6	245.5	0.00	5.79	25.23	1.48	2.87	24.82	44.73	0.00	99.10
535	2GPA0054	602972.3	1232906.8	245.6	0.40	8.76	23.64	1.25	2.83	29.90	41.53	0.00	99.14
536	2GPA0055	603021.9	1233081.5	245.0	0.60	4.94	27.10	1.75	2.40	19.50	48.57	0.00	99.32
537	2GPA0056	603021.7	1233032.0	244.2	0.20	7.22	24.36	1.63	2.14	28.31	42.84	0.00	99.28
538	2GPA0057	603022.1	1232957.0	244.3	0.00	9.79	27.61	2.81	2.85	15.15	50.83	0.00	99.26
539	2GPA0058	603022.0	1232906.7	244.5	0.00	9.17	27.21	0.95	2.78	14.52	53.88	0.00	99.34
541	2GPA0031	602897.2	1233031.3	246.1	0.00	3.93	26.07	1.10	2.37	22.98	46.69	0.00	99.19
542	2GPA0033	602897.0	1232981.5	246.1	0.00	10.94	24.24	1.63	2.39	27.82	43.10	0.00	99.18
543	2GPA0036	602921.9	1233031.5	245.8	0.00	10.43	25.01	2.54	2.27	25.74	43.62	0.00	99.18
544	2GPA0037	602921.8	1233006.8	245.8	0.00	11.18	23.91	2.06	2.75	25.82	44.66	0.00	99.21
545	2GPA0038	602921.9	1232994.1	245.8	0.00	8.43	25.98	6.04	2.56	20.03	44.46	0.00	99.07
546	2GPA0039	602921.9	1232981.6	245.7	0.00	7.68	26.98	0.93	2.81	15.50	53.11	0.00	99.32
547	2GPA0044	602946.7	1233031.7	245.7	0.00	5.92	22.63	2.35	2.81	30.76	40.56	0.00	99.11
548	2GPA0045	602946.8	1233006.7	245.5	0.00	6.80	25.07	0.59	2.64	26.76	44.10	0.00	99.17
549	2GPA0046	602947.0	1232994.2	245.4	0.00	7.17	25.74	1.52	2.58	24.59	44.75	0.00	99.18
550	2GPA0047	602947.0	1232981.7	245.4	0.00	8.05	25.39	0.98	2.39	25.64	44.77	0.00	99.17
551	2GPA0050	602972.2	1233031.6	245.4	0.00	7.17	25.30	0.95	2.30	24.81	45.94	0.00	99.30
552	2GPA0051	602971.9	1233006.8	245.5	0.00	3.04	25.83	1.74	2.52	22.18	46.87	0.00	99.12
553	2GPA0052	602972.0	1232981.8	245.4	0.00	8.41	28.12	1.02	2.77	17.68	49.69	0.00	99.27
555	2GPA0032	602896.9	1233006.5	246.0	0.00	5.18	22.21	2.69	2.39	32.24	39.61	0.00	99.14
556	2GPA0040	602922.1	1232956.8	245.9	0.00	6.82	23.57	2.31	2.95	29.06	41.31	0.00	99.19

INDEX	HOLE NO	X	Y	Z	TOP SOIL	ORE	LOI	TSIO2	TIO2	Fe2O3	Al2O3	TOC	TOTOX
557	2GPA0041	602934.3	1233006.7	245.5	0.00	6.67	25.26	1.18	2.52	25.83	44.41	0.00	99.20
558	2GPA0042	602934.4	1232894.5	245.4	0.00	8.93	25.67	1.45	2.54	23.94	45.56	0.00	99.16
559	2GPA0043	602934.4	1232981.6	245.6	0.00	10.68	24.30	1.54	2.57	25.77	44.94	0.00	99.11
560	2GPA0048	602947.1	1232956.6	245.7	0.00	5.42	23.42	1.45	2.81	29.92	41.65	0.00	99.25
561	2GPA0059	602185.6	1233141.6	247.4	1.00	2.00	18.04	3.20	2.07	43.30	32.35	0.00	98.96
562	2GPA0060	602188.0	1232243.3	220.4	0.00	11.04	25.00	0.61	2.48	27.27	43.74	0.00	99.09
563	2GPA0061	602633.1	1232694.4	235.6	0.00	11.41	26.41	2.72	2.53	15.47	52.07	0.00	99.20
564	2GPA0062	602784.2	1232245.8	214.5	0.30	11.99	27.09	1.41	2.02	17.57	51.17	0.00	99.27
565	2GPA0063	603234.2	1232104.1	226.4	0.00	9.66	24.90	1.65	2.61	25.53	44.52	0.00	99.21
566	2GPA0064	603385.1	1231654.7	210.8	0.00	12.04	25.15	2.02	2.45	23.99	45.65	0.00	99.26
568	2GPA0065	603156.2	1232688.3	239.8	1.00	4.41	23.90	1.31	2.41	28.62	42.90	0.00	99.14
571	7GPA0066	610691.1	1228421.9	219.3	0.00	12.28	25.69	1.42	2.21	23.09	46.89	0.00	99.30
572	7GPA0067	610997.5	1227974.5	226.7	0.00	8.16	22.55	1.40	2.16	31.90	41.26	0.00	99.27
573	7GPA0068	611292.9	1228425.8	250.4	1.00	8.03	23.99	2.13	2.26	27.94	42.95	0.00	99.27
574	7GPA0069	612346.4	1227980.4	273.6	0.00	2.00	21.49	1.88	1.79	36.40	37.10	0.00	98.65
575	7GPA0070	612044.8	1228426.6	268.6	0.50	6.90	24.89	1.64	2.38	24.85	45.62	0.00	99.37
576	7GPA0071	611746.3	1227877.7	234.9	1.00	5.78	23.52	2.17	2.68	27.82	43.05	0.00	99.24
582	373268	604704.4	1227280.3	170.8	0.00	5.15	24.29	1.39	2.11	28.45	43.14	0.00	99.38
583	373286	605170.8	1227275.1	168.7	0.00	5.41	24.22	1.41	2.21	27.35	44.18	0.00	99.38
584	380276	604882.2	1227479.8	191.6	0.00	6.16	24.84	1.09	2.35	27.02	44.00	0.00	99.31
585	421280	605001.7	1228509.5	247.0	0.60	3.93	25.68	2.46	3.16	22.51	45.79	0.00	99.58
586	385268	604699.6	1227609.5	210.7	0.00	10.78	24.52	1.05	2.58	26.89	44.39	0.00	99.43
587	385280	604999.8	1227611.8	198.4	0.00	6.40	26.60	4.04	2.71	16.68	49.47	0.00	99.49
588	421292	605303.5	1228511.4	242.8	0.00	5.03	25.96	0.56	2.36	23.82	46.66	0.00	99.35
589	427286	605150.0	1228661.0	191.9	0.30	2.91	24.42	2.46	2.94	25.30	44.28	0.00	99.40
590	433280	604996.6	1228810.5	246.4	0.00	2.84	24.27	1.66	2.83	26.56	43.92	0.00	99.25
591	433292	605298.4	1228812.7	237.2	0.00	3.78	24.10	1.23	2.16	28.39	43.40	0.00	99.29
592	469256	604379.2	1229705.0	243.9	1.00	7.71	24.59	1.01	2.75	27.05	44.07	0.00	99.47
593	469268	604680.9	1229708.3	247.3	0.00	2.65	23.75	2.65	2.74	28.33	41.81	0.00	99.29
594	475262	604529.1	1229857.7	244.7	0.00	2.00	22.20	2.22	2.30	34.30	38.00	0.00	99.01
595	481256	604380.1	1230004.2	229.1	0.00	2.00	21.15	2.33	2.57	36.50	36.80	0.00	99.35
596	481268	604677.1	1230008.4	237.8	0.40	6.19	25.93	3.44	3.17	19.87	47.20	0.00	99.61
597	303532	611303.3	1225583.6	229.0	0.00	8.70	29.38	0.68	2.78	11.87	54.90	0.00	99.61
599	315520	611002.3	1225884.0	211.5	0.20	8.37	26.58	1.71	2.40	20.56	48.18	0.00	99.45
600	315532	611302.4	1225885.1	220.5	0.00	7.02	22.39	1.91	2.20	31.60	41.26	0.00	99.37
601	267508	610703.5	1224680.8	248.0	0.60	8.93	24.06	2.71	3.44	26.29	42.89	0.00	99.38
602	267520	611000.6	1224681.5	217.2	0.30	2.00	16.34	2.72	2.12	50.48	27.65	0.00	99.30
604	279508	610703.4	1224982.1	229.0	0.30	2.00	20.64	1.70	2.57	35.49	38.80	0.00	99.19
605	279520	611003.3	1224983.2	235.7	0.00	6.90	23.86	1.61	2.56	28.32	43.03	0.00	99.48
606	291568	612202.8	1225290.4	228.7	0.60	7.24	23.43	1.70	2.11	30.49	41.77	0.00	99.49
607	291580	612500.3	1225278.1	208.7	0.30	6.97	24.27	1.12	2.25	28.70	45.05	0.00	99.39
609	303568	612203.2	1225583.0	226.5	1.00	8.65	25.27	3.04	2.69	21.38	47.09	0.00	99.47
610	303580	612502.8	1225579.7	213.6	0.50	9.08	24.51	1.45	2.05	26.87	44.51	0.00	99.39
611	188492	610300.2	1222699.9	237.3	0.00	7.14	23.27	2.13	2.31	30.38	41.32	0.00	99.39
612	188504	610600.2	1222700.6	230.9	0.00	5.58	22.55	1.15	3.35	31.35	41.15	0.00	99.54
613	200492	610300.3	1222999.8	239.3	0.00	4.02	23.50	1.26	2.41	30.16	42.24	0.00	99.58
614	200504	610598.4	1222999.6	210.1	0.20	2.00	19.77	3.30	2.02	40.85	33.33	0.00	99.26
615	152528	611199.7	1221800.1	246.1	0.00	4.46	24.77	1.21	3.46	25.07	44.74	0.00	99.25
616	152540	611499.7	1221800.0	245.2	0.00	2.89	24.04	2.05	3.39	26.67	43.33	0.00	99.48
617	158534	611349.4	1221951.8	250.0	0.00	4.33	24.89	0.93	2.90	25.76	45.00	0.00	99.48
618	164528	611199.8	1222102.8	249.5	0.30	1.47	24.37	4.08	3.00	24.35	43.39	0.00	99.19
619	164540	611499.5	1222103.8	248.3	0.00	1.71	26.13	0.76	3.62	21.14	47.98	0.00	99.63
620	194498	610450.0	1222850.4	224.9	0.00	2.00	19.60	1.98	2.18	39.20	36.10	0.00	99.06
621	212528	611200.3	1223288.9	247.6	0.00	3.46	23.70	1.25	3.21	29.80	41.48	0.00	99.44
622	212540	611500.2	1223288.9	247.3	0.00	4.40	23.48	1.58	2.74	29.67	41.85	0.00	99.32

623	218534	611350.3	1223448.9	247.5	0.00	4.34	22.68	1.28	2.80	32.63	39.79	0.00	99.17
624	224528	611200.3	1223598.9	238.6	0.00	8.27	25.88	2.96	2.78	20.41	47.09	0.00	99.23
625	224540	611500.3	1223598.9	248.4	0.00	5.21	22.83	1.31	2.69	31.47	41.05	0.00	99.48
626	1565	612125.6	1218034.2	219.0	0.00	7.65	25.73	1.32	3.83	20.00	48.28	0.00	99.16
627	7571	612274.3	1218188.8	220.2	0.00	12.52	25.07	2.47	5.34	20.48	45.82	0.00	99.18
628	7559	611975.8	1218179.2	214.2	0.70	3.38	28.25	1.57	3.38	15.58	52.49	0.00	99.26
629	945559	612001.3	1216674.8	214.3	0.30	7.66	25.19	1.77	2.50	23.83	45.99	0.00	99.28
630	945571	612297.8	1216682.4	222.5	0.00	7.69	24.24	1.25	2.65	27.14	44.11	0.00	99.39
631	951565	612146.9	1216826.4	222.8	0.50	8.83	26.20	1.57	3.01	20.35	48.22	0.00	99.35
632	957559	611996.8	1216977.8	215.7	0.60	9.67	28.06	1.46	3.02	13.66	53.17	0.00	99.38
633	957571	612296.8	1216982.3	225.0	0.00	8.71	25.00	1.55	3.00	23.88	45.78	0.00	99.21
634	969607	613198.0	1217295.7	236.8	0.00	4.64	26.44	1.10	2.60	20.73	48.40	0.00	99.27
635	969619	613497.0	1217301.9	233.7	0.00	4.58	23.60	2.42	2.32	28.50	42.41	0.00	99.25
636	975613	613345.2	1217450.5	236.3	0.00	3.52	24.62	1.53	2.34	25.89	44.87	0.00	99.25
637	981607	613191.8	1217600.7	235.1	0.30	8.65	25.28	3.62	2.52	19.92	47.86	0.00	99.20
638	981619	613491.7	1217604.6	232.2	0.00	3.39	26.26	1.90	2.81	18.86	49.52	0.00	99.36
639	993559	611976.4	1217879.2	215.2	0.00	6.33	25.32	0.97	4.35	19.46	49.26	0.00	99.36
640	993571	612277.6	1217887.4	222.1	0.50	6.26	26.84	1.12	3.99	16.35	51.19	0.00	99.50
643	393508	610699.7	1227811.8	200.7	0.00	4.45	22.29	2.14	2.37	32.48	39.90	0.00	99.16
644	393514	610849.3	1227814.9	197.0	0.20	2.00	19.70	1.45	2.31	37.90	38.00	0.00	99.36
645	399508	610699.1	1227962.2	204.7	0.00	6.57	23.65	2.04	1.94	30.31	41.30	0.00	99.24
646	399514	610848.4	1227964.6	204.2	0.50	9.83	23.63	2.77	2.18	27.58	43.18	0.00	99.36
647	405490	610247.2	1228112.3	188.7	0.00	4.63	22.96	2.02	2.05	31.58	40.57	0.00	99.19
648	405496	610398.6	1228112.5	194.9	0.00	6.51	22.45	1.01	2.08	32.26	41.33	0.00	99.13
649	405502	610548.2	1228113.7	199.9	0.00	7.82	25.21	1.64	2.21	24.37	46.07	0.00	99.51
650	405508	610697.0	1228112.0	204.7	0.00	9.85	25.86	2.06	2.73	20.92	47.78	0.00	99.35
651	405514	610847.0	1228115.5	208.0	0.70	6.31	24.01	2.57	2.45	25.65	44.78	0.00	99.46
652	411502	610547.5	1228264.1	196.0	0.00	8.26	26.10	1.31	2.37	20.72	49.20	0.00	99.70
653	411508	610696.6	1228263.2	201.8	0.00	13.20	26.88	1.11	2.35	19.60	49.42	0.00	99.36
654	411514	610847.0	1228260.9	208.6	0.00	8.88	26.01	1.41	2.42	22.35	47.45	0.00	99.64
655	393496	610399.5	1227811.8	202.0	0.00	2.00	18.40	1.85	1.89	45.25	31.65	0.00	99.03
656	393502	610562.0	1227810.7	203.2	0.00	2.00	18.55	2.46	1.90	45.60	30.50	0.00	99.01
657	393520	610998.9	1227814.1	194.8	0.00	8.39	24.77	1.00	2.60	26.79	44.19	0.00	99.36
658	393526	611149.0	1227816.9	193.5	0.00	11.35	23.36	2.27	2.67	26.88	44.09	0.00	99.26
659	393532	611303.3	1227807.4	188.2	0.00	5.28	23.89	1.98	2.71	27.64	42.96	0.00	99.17
660	393538	611448.3	1227819.6	184.8	0.00	2.00	20.80	1.05	2.04	35.85	39.40	0.00	99.14
661	399496	610398.2	1227962.2	200.6	0.00	7.01	23.01	1.65	2.24	30.98	41.50	0.00	99.38
662	399526	611148.2	1227968.3	201.3	0.00	7.38	24.62	1.41	2.62	25.57	45.05	0.00	99.27
663	399532	611297.6	1227969.1	194.9	0.00	11.16	25.90	1.60	2.82	20.05	49.14	0.00	99.49
664	405520	610998.2	1228115.2	210.4	0.00	8.57	25.22	1.07	2.58	24.93	45.69	0.00	99.50
665	405532	611297.4	1228114.1	207.5	0.00	7.95	24.32	1.75	2.86	26.43	44.01	0.00	99.36
666	411526	611147.1	1228266.7	218.7	0.00	13.70	25.16	0.55	2.62	25.48	45.56	0.00	99.38
667	411532	611297.1	1228268.8	221.9	0.00	9.63	23.44	3.11	2.42	26.15	42.14	0.00	99.26
668	411538	611446.6	1228271.9	225.4	0.00	15.64	27.21	1.29	2.70	18.00	50.26	0.00	99.46
669	393544	611597.2	1227821.9	165.0	0.00	2.51	21.18	1.40	2.01	34.38	40.36	0.00	99.33
670	399538	611447.0	1227970.6	199.1	0.00	12.20	24.93	0.62	2.35	28.92	44.58	0.00	99.40
671	399544	611596.0	1227971.7	203.1	0.00	11.63	24.51	0.86	2.44	27.38	44.17	0.00	99.36
672	405538	611445.7	1228119.0	211.5	0.00	13.32	23.19	1.78	2.51	29.70	42.26	0.00	99.43
673	405544	611595.9	1228122.6	219.7	0.00	10.88	26.99	2.63	2.59	16.37	50.94	0.00	99.52
674	423508	610692.6	1228567.6	192.6	0.00	12.29	23.74	1.94	2.40	27.38	44.03	0.08	99.48
675	423514	610847.3	1228568.8	202.8	0.00	6.22	23.69	2.55	2.37	28.47	42.31	0.09	99.39
676	0091GS	611146.1	1228387.4	242.3	0.00	11.03	25.96	1.36	2.38	23.03	46.80	0.00	99.55
677	0092GS	611146.2	1228349.2	241.6	0.00	4.57	22.02	1.27	2.09	33.90	40.21	0.00	99.48
678	0094GS	611146.7	1228236.9	239.6	0.00	9.26	23.46	1.45	2.20	30.05	42.23	0.00	99.40
679	0095GS	611146.8	1228199.3	237.8	0.00	8.10	24.29	1.27	2.43	27.53	44.03	0.00	99.54

680	0098GS	610732.7	1228572.9	217.3	0.00	2.00	20.95	0.62	2.06	36.75	38.70	0.00	99.28
681	0099GS	610770.6	1228573.1	220.1	0.00	14.94	23.74	0.77	2.58	29.50	42.76	0.00	99.36
682	417526	611143.6	1228421.6	220.9	0.00	7.16	23.29	1.35	2.14	31.39	41.24	0.00	99.40
683	423526	611146.9	1228570.3	222.0	0.00	8.44	23.56	2.26	2.09	28.37	42.97	0.00	99.24
684	423532	611293.8	1228571.8	233.3	0.50	11.29	24.06	1.80	2.40	27.81	43.37	0.11	99.44
685	429526	611146.0	1228718.4	220.1	0.00	10.98	23.26	2.34	2.17	30.01	41.59	0.00	99.37
686	0083GS	611145.0	1228799.7	242.5	0.00	11.50	23.99	2.83	2.31	26.20	43.86	0.00	99.19
687	0085GS	611144.9	1228687.2	243.6	0.00	3.32	21.76	2.73	2.24	33.49	39.19	0.00	99.41
688	0086GS	611145.0	1228649.4	243.6	0.00	7.23	23.61	3.29	2.22	26.62	43.72	0.00	99.46
689	0088GS	611145.5	1228537.1	244.0	0.00	5.25	23.02	2.02	2.11	32.00	40.14	0.00	99.26
690	0089GS	611145.6	1228499.9	243.6	0.00	10.54	22.93	1.12	2.23	31.42	41.59	0.00	99.29
691	0101GS	610882.7	1228573.5	226.2	0.00	13.65	24.58	0.89	2.22	27.40	44.44	0.00	99.54
692	0102GS	610920.2	1228573.7	228.4	0.00	11.69	23.27	0.92	2.44	30.54	42.13	0.06	99.30
693	0104GS	611032.7	1228574.1	235.5	0.00	10.60	22.27	1.48	2.26	31.81	41.50	0.10	99.29
694	0105GS	611070.4	1228574.2	238.0	0.30	2.00	21.82	1.10	2.24	35.88	38.21	0.00	99.24
695	0106GS	611182.0	1228574.7	246.0	0.50	7.92	23.20	3.60	2.13	27.72	42.70	0.23	99.36
696	0107GS	611219.4	1228574.9	248.2	0.50	6.56	23.22	2.94	2.26	28.34	42.64	0.00	99.40
697	399502	610548.4	1227962.8	201.1	0.50	7.25	23.59	1.98	2.06	29.19	42.46	0.00	99.28
698	423538	611445.6	1228571.6	240.3	0.00	7.31	25.51	3.44	2.49	22.07	45.88	0.15	99.39
699	423544	611595.6	1228572.3	245.3	0.00	9.79	26.57	2.77	2.91	18.48	48.75	0.12	99.47
700	435526	611147.9	1228867.7	222.3	0.00	3.62	24.12	2.17	2.23	25.92	45.00	0.00	99.44
701	441526	611148.4	1229018.9	227.6	0.00	2.00	22.00	1.62	2.32	35.25	38.10	0.00	99.29
702	0079GS	611145.6	1228987.3	248.4	0.00	2.35	24.38	2.28	2.33	26.27	44.14	0.00	99.39
703	0080GS	611145.0	1228949.6	247.0	0.50	11.97	22.71	3.04	2.21	30.00	41.32	0.00	99.29
704	0082GS	611145.5	1228836.9	243.1	0.00	12.37	26.40	3.13	2.34	16.63	50.88	0.00	99.39
705	0109GS	611332.3	1228575.3	257.0	0.30	10.92	24.02	1.17	2.09	29.41	42.76	0.00	99.45
706	0110GS	611369.7	1228575.5	258.4	0.80	8.11	27.02	2.06	2.34	18.40	49.61	0.00	99.44
707	0112GS	611482.3	1228575.8	263.7	0.00	8.16	25.63	2.13	2.42	22.17	46.90	0.00	99.45
708	0113GS	611519.8	1228576.0	264.6	0.00	8.19	23.73	3.56	2.32	26.97	42.80	0.00	99.37
709	513442	609083.7	1230842.0	199.9	0.00	3.47	23.04	1.65	3.29	30.66	40.59	0.00	99.23
710	513448	609231.7	1230844.4	221.6	0.00	10.56	23.15	1.80	2.54	31.23	40.58	0.00	99.29
711	513454	609381.0	1230842.6	234.8	0.50	2.00	18.10	2.23	1.47	51.98	25.25	0.00	99.03
712	513472	609828.8	1230844.2	211.2	0.00	10.03	23.88	3.34	2.62	23.84	45.46	0.00	99.14
713	519442	609085.3	1230992.9	208.4	0.00	3.38	21.38	1.39	2.17	32.97	41.19	0.00	99.10
714	519448	609231.4	1230992.3	227.9	0.00	2.00	19.85	1.62	2.24	44.30	31.15	0.00	99.16
715	519472	609829.2	1230992.9	209.8	0.15	2.35	20.94	1.35	2.39	34.13	40.40	0.00	99.19
716	525448	609228.8	1231142.7	236.8	0.00	7.65	22.16	2.07	2.79	31.77	40.34	0.10	99.12
717	525472	609831.2	1231143.0	215.2	0.80	9.11	24.30	1.04	3.00	28.49	44.54	0.00	99.38
718	525478	609978.7	1231141.9	203.8	0.00	7.60	23.05	0.91	1.98	32.46	40.97	0.00	99.37
719	525484	610124.7	1231141.2	189.4	0.30	2.00	15.67	7.87	2.13	43.30	30.00	0.00	98.96
720	531460	609531.4	1231294.5	253.5	0.00	2.00	18.55	2.51	2.49	43.35	32.45	0.15	99.35
721	531466	609680.9	1231292.8	247.7	0.00	5.44	23.51	1.58	2.52	29.72	42.06	0.15	99.38
722	525406	608182.7	1231147.1	142.2	0.80	8.39	22.21	2.11	1.87	33.00	40.06	0.00	99.28
723	525412	608331.0	1231147.9	158.7	1.00	14.34	26.73	1.24	2.05	20.35	49.20	0.00	99.57
724	525418	608480.6	1231147.1	168.9	1.00	13.75	24.70	2.41	2.26	24.40	45.45	0.00	99.24
725	525454	609380.4	1231143.4	248.1	0.00	7.22	27.17	1.28	2.20	19.76	48.86	0.00	99.27
726	525460	609531.2	1231141.6	245.7	0.50	9.34	23.56	2.12	2.05	29.42	42.17	0.00	99.33
727	531406	608184.3	1231295.2	140.7	0.00	12.56	22.08	2.93	1.84	32.02	40.23	0.12	99.10
728	531454	609380.8	1231294.2	253.4	0.40	4.92	23.59	1.05	2.22	30.73	41.75	0.11	99.33
729	531478	609979.8	1231292.7	216.4	0.00	10.78	26.47	1.22	2.66	20.27	48.78	0.08	99.37
730	525424	608630.6	1231145.6	178.6	0.00	16.25	27.77	2.38	2.39	15.03	51.78	0.12	99.35
731	525430	608781.4	1231149.1	184.1	0.00	17.44	28.67	3.25	2.11	11.94	53.47	0.00	99.45
732	531412	608329.4	1231296.9	165.2	0.00	11.46	23.62	2.11	2.31	27.87	43.40	0.14	99.32
733	531418	608481.2	1231298.6	183.2	0.00	14.40	26.94	1.77	2.31	18.50	49.85	0.06	99.38
734	537406	608109.8	1231446.4	134.1	0.30	4.83	23.97	2.04	2.36	24.55	46.24	0.00	99.16

735	537412	608332.7	1231444.1	163.0	1.00	14.28	23.94	2.44	2.62	25.27	45.16	0.00	99.44
736	537418	608482.1	1231443.4	182.8	0.80	13.70	24.07	2.48	2.22	26.21	44.25	0.00	99.23
737	537424	608629.9	1231443.7	211.3	0.00	18.37	25.45	2.47	2.23	22.61	46.60	0.00	99.36
738	537430	608781.1	1231442.6	229.3	0.00	13.53	28.24	1.69	2.53	14.43	52.53	0.00	99.42
739	543438	608929.7	1231591.5	227.8	0.00	6.09	24.24	1.08	2.44	28.23	43.29	0.00	99.25
741	513460	609530.8	1230844.6	237.9	0.40	8.16	24.33	2.74	2.31	25.63	44.47	0.00	99.37
742	513466	609679.3	1230843.0	225.8	1.00	11.12	25.77	1.82	2.64	22.59	46.54	0.00	99.35
743	513478	609978.0	1230843.1	206.2	0.00	2.00	16.00	4.39	2.10	40.45	36.10	0.00	99.03
744	519460	609529.3	1230993.4	240.1	0.80	8.67	25.63	1.78	1.90	23.68	46.37	0.00	99.33
745	519466	609680.5	1230992.9	225.7	0.00	11.00	27.45	1.42	2.52	16.71	51.32	0.00	99.42
746	519478	609978.6	1230991.5	197.9	0.50	6.71	20.67	4.02	2.51	26.40	45.38	0.00	99.17
747	525436	608933.2	1231144.0	203.8	0.00	11.52	24.13	2.41	1.85	27.58	43.40	0.00	99.38
748	525442	609086.0	1231145.7	225.9	0.00	7.15	22.97	0.82	2.65	30.93	41.77	0.00	99.23
749	531430	608781.4	1231293.3	212.5	0.00	15.09	27.15	2.50	2.55	16.66	50.55	0.04	99.41
750	531442	609080.7	1231299.1	232.3	0.60	4.71	24.66	1.41	3.58	25.18	44.64	0.00	99.48
751	537436	608932.0	1231442.7	231.2	0.00	13.19	25.87	1.17	2.03	24.06	46.29	0.07	99.42
752	537442	609079.8	1231442.8	240.1	0.30	12.13	23.61	1.79	2.68	28.37	42.91	0.10	99.36
754	507478	609978.1	1230694.0	220.7	0.40	10.19	23.38	1.17	2.23	31.89	40.73	0.00	99.39
755	507484	610128.5	1230692.8	230.4	0.30	14.25	24.34	1.52	2.45	26.98	43.97	0.00	99.26
756	507490	610274.5	1230693.7	235.6	0.40	13.22	23.85	1.45	2.37	28.96	42.86	0.00	99.57
757	507502	610574.8	1230695.2	233.8	0.50	8.37	24.64	1.49	2.32	25.89	44.80	0.00	99.34
758	513484	610128.3	1230844.4	209.8	0.50	2.00	21.28	1.53	2.24	37.68	36.25	0.00	98.97
759	513490	610277.3	1230842.3	217.8	0.00	15.65	24.40	2.29	2.49	24.81	45.45	0.00	99.43
760	513496	610426.9	1230842.3	213.9	0.00	5.24	21.71	2.48	2.49	32.76	39.91	0.00	99.34
761	513502	610575.8	1230841.8	213.9	0.40	11.51	24.48	1.20	2.60	27.09	44.03	0.00	99.39
762	519454	609384.0	1230983.9	238.5	0.50	9.28	23.97	1.73	2.39	27.66	43.67	0.00	99.43
763	519490	610277.5	1230990.9	206.0	0.00	13.31	24.57	1.13	2.52	25.68	45.49	0.00	99.40
764	519496	610427.0	1230983.7	200.3	0.40	9.84	22.77	3.14	2.26	29.02	42.14	0.00	99.34
765	519502	610576.1	1230989.4	193.3	0.00	2.00	21.60	1.41	2.16	36.95	37.05	0.00	99.16
766	525466	609679.3	1231142.1	231.6	0.60	13.08	25.57	2.10	2.61	21.53	47.68	0.00	99.47
767	525490	610279.3	1231136.3	195.3	0.00	13.22	24.96	1.90	2.23	24.00	46.36	0.00	99.46
768	525496	610428.4	1231135.6	182.0	0.00	2.00	20.75	1.44	1.71	39.30	36.15	0.00	99.35
769	525502	610577.7	1231139.0	185.3	0.30	2.00	19.65	1.74	2.04	42.23	33.83	0.00	99.48
771	489484	610116.7	1230255.4	217.5	0.70	2.00	18.89	1.88	1.59	47.48	29.22	0.00	99.05
772	489490	610270.5	1230245.2	216.1	0.70	4.98	26.82	1.83	2.84	17.24	51.08	0.00	99.80
773	495478	609978.2	1230395.0	246.2	0.00	5.43	27.55	3.19	1.90	15.81	50.97	0.00	99.42
774	495484	610128.5	1230389.3	247.6	0.50	3.49	26.11	0.75	1.79	23.93	46.90	0.00	99.49
775	495490	610277.8	1230395.7	249.6	0.00	4.81	26.02	1.56	2.38	23.13	46.60	0.00	99.70
776	501430	608788.9	1230546.0	177.1	0.00	4.71	24.20	1.39	2.51	25.31	48.08	0.00	99.49
777	501436	608931.0	1230544.8	189.9	0.00	12.37	22.79	0.99	2.27	32.43	40.76	0.00	99.23
778	501442	609082.9	1230545.6	208.2	0.00	13.53	22.82	1.68	2.01	31.84	40.88	0.00	99.22
779	501448	609230.9	1230544.0	223.7	0.00	10.46	24.24	1.57	2.46	27.04	44.10	0.00	99.41
780	501478	609977.3	1230544.3	238.4	0.50	10.15	27.17	2.91	2.81	14.90	51.84	0.00	99.63
781	501484	610127.1	1230543.9	245.4	0.50	14.52	25.45	1.98	2.01	24.35	45.74	0.00	99.53
782	501490	610275.1	1230542.2	250.7	0.00	12.09	25.13	2.38	2.53	23.44	46.19	0.00	99.65
783	501496	610426.1	1230542.5	248.6	0.00	3.84	23.19	1.61	2.55	30.69	41.41	0.00	99.45
784	507442	609085.4	1230696.5	201.4	0.00	13.05	25.67	0.75	2.77	23.43	46.83	0.00	99.45
785	507454	609380.0	1230694.8	236.2	1.00	10.40	25.20	1.87	2.49	24.77	44.96	0.00	99.28
786	507460	609529.8	1230694.7	240.7	0.50	8.74	25.72	1.51	2.93	22.28	47.05	0.00	99.49
787	507466	609678.9	1230693.8	232.3	0.00	10.28	24.59	1.57	2.74	26.48	43.99	0.00	99.37
788	519484	610128.3	1230992.1	199.0	0.00	1.80	19.56	1.47	2.04	37.90	37.91	0.00	98.88
790	417538	611441.5	1228422.1	237.1	1.00	12.93	24.80	2.77	2.34	23.14	46.30	0.00	99.36
791	417544	611592.4	1228423.3	243.3	0.40	10.74	25.17	1.86	2.28	24.64	45.54	0.00	99.49
792	417550	611743.9	1228422.7	246.9	0.00	8.99	25.98	1.56	2.61	22.18	47.14	0.00	99.47
793	417556	611895.9	1228422.2	248.0	0.00	11.43	24.19	3.95	2.15	25.46	43.58	0.00	99.34

794	417568	612188.5	1228422.8	242.3	0.40	11.72	24.92	1.94	2.05	25.94	44.67	0.00	99.51
795	423556	611895.4	1228572.0	246.8	0.00	4.31	26.56	0.82	2.73	21.29	48.17	0.01	99.57
796	423562	612045.6	1228571.6	242.3	0.00	6.89	24.92	2.26	2.29	25.98	43.72	0.08	99.18
797	423568	612193.6	1228572.2	235.8	1.00	10.37	27.55	2.51	2.20	15.37	51.71	0.11	99.35
798	429532	611297.4	1228721.2	232.4	0.50	5.00	25.25	1.97	2.07	24.22	46.05	0.00	99.56
799	429538	611447.6	1228720.9	241.7	0.60	10.95	24.71	4.20	2.39	22.38	45.69	0.00	99.37
800	429544	611596.9	1228721.2	246.2	0.00	6.52	22.17	3.95	1.97	32.68	38.50	0.00	99.28
801	429550	611747.3	1228722.4	247.5	0.00	7.08	25.32	1.61	2.33	25.50	44.73	0.00	99.49
802	429556	611895.9	1228719.0	241.1	0.50	2.00	20.95	4.29	1.91	35.28	36.65	0.00	99.08
803	435532	611299.2	1228869.6	237.3	0.50	6.77	27.05	2.03	2.20	18.02	50.27	0.00	99.57
804	435538	611447.2	1228871.1	246.3	0.00	4.21	24.44	1.26	3.20	26.93	43.68	0.00	99.51
805	441532	611289.4	1229019.9	239.5	0.50	2.45	24.40	2.94	1.80	25.91	44.29	0.00	99.34
806	441538	611448.5	1229020.5	248.7	0.00	5.37	24.81	1.32	2.66	25.69	45.02	0.00	99.60
807	441544	611596.9	1229020.6	248.7	0.00	9.18	23.16	1.39	2.41	32.15	40.33	0.00	99.44
808	453514	610849.8	1229314.3	192.6	0.00	13.83	24.54	1.19	2.15	27.21	44.29	0.00	99.39
809	453526	611148.3	1229317.1	230.7	0.50	10.40	24.70	1.65	2.47	25.30	45.15	0.00	99.47
810	465526	611148.7	1229615.0	247.3	0.00	5.96	29.07	2.31	2.28	11.67	54.41	0.00	99.73
811	465538	611444.0	1229619.6	246.1	0.50	6.74	23.11	2.20	2.77	30.81	40.51	0.00	99.40
813	405526	611146.3	1228113.6	209.7	0.00	7.20	25.75	1.17	2.69	21.41	48.36	0.00	99.38
814	417496	610397.6	1228419.9	178.0	0.00	7.58	25.01	1.12	2.44	23.71	47.27	0.00	99.56
815	417502	610546.8	1228419.9	186.5	0.00	2.00	20.70	2.29	1.69	39.95	34.50	0.00	99.12
816	417514	610846.1	1228420.7	207.2	0.60	7.73	23.32	2.00	2.27	31.01	40.79	0.00	99.38
817	417520	610994.8	1228420.8	214.7	0.00	9.72	26.40	1.24	2.32	23.51	46.16	0.00	99.62
818	423496	610399.8	1228566.9	172.5	0.00	11.16	24.60	0.89	2.32	24.25	47.14	0.00	99.30
819	423502	610549.3	1228567.1	181.3	0.00	8.69	23.81	0.86	2.12	29.55	42.79	0.00	99.35
820	423550	611747.5	1228571.3	248.7	0.00	8.85	29.36	2.00	2.57	10.44	55.12	0.06	99.49
821	429496	610421.9	1228715.2	172.3	0.00	2.00	20.35	2.32	2.03	36.80	37.70	0.00	99.20
822	429502	610547.1	1228716.2	177.9	0.30	6.79	24.45	1.22	2.43	27.14	44.19	0.00	99.42
823	429508	610690.3	1228719.1	187.3	0.00	10.24	24.31	1.01	2.55	25.74	45.77	0.00	99.38
824	429514	610846.6	1228718.5	197.9	0.00	2.00	18.30	3.26	2.02	39.30	36.10	0.00	98.98
825	429520	610997.4	1228718.7	207.6	0.00	8.11	23.20	2.95	2.08	28.46	42.70	0.00	99.39
826	435496	610403.9	1228867.2	168.7	0.50	6.27	22.79	2.61	1.87	29.37	42.75	0.00	99.40
827	435502	610552.3	1228867.1	175.9	0.00	13.13	23.72	0.89	2.09	29.09	43.48	0.00	99.27
828	435508	610701.3	1228867.4	183.1	0.00	8.68	24.00	1.36	2.33	26.95	44.64	0.00	99.28
829	435514	610850.2	1228868.5	195.9	1.00	13.14	23.85	3.10	2.23	25.89	44.36	0.00	99.44
830	441502	610553.2	1229015.8	170.4	0.00	5.28	21.12	2.11	2.07	32.89	41.08	0.00	99.27
831	441508	610703.2	1229017.2	177.1	0.40	10.36	23.55	1.26	2.17	29.18	43.11	0.00	99.28
832	441514	610852.4	1229017.4	189.1	0.50	12.80	22.81	1.99	2.16	29.65	42.73	0.00	99.34
833	441520	610999.8	1229017.1	208.4	0.50	10.32	23.22	2.46	1.86	29.65	42.17	0.00	99.36
834	453538	611445.0	1229318.6	257.0	0.00	2.00	21.20	2.90	2.33	36.15	36.95	0.00	99.52
837	465436	608928.8	1229647.2	158.2	0.00	2.00	19.75	2.00	1.86	39.90	35.95	0.00	99.46
838	465442	609077.4	1229646.2	161.2	0.20	2.00	19.77	1.50	2.05	41.85	34.02	0.00	99.19
839	465448	609228.3	1229646.1	167.9	0.00	2.00	20.90	3.01	2.19	37.65	35.50	0.00	99.25
840	465454	609375.0	1229649.0	173.5	0.00	8.97	23.00	1.23	2.58	30.75	41.87	0.00	99.43
841	465460	609524.1	1229648.0	174.7	0.40	2.50	23.26	1.70	2.43	30.56	41.52	0.00	99.46
842	465466	609678.6	1229649.4	176.9	0.00	7.99	24.03	0.65	2.20	29.92	42.53	0.00	99.33
843	471436	608927.7	1229794.7	170.1	0.00	6.03	24.04	1.92	2.21	27.63	43.84	0.00	99.65
844	471442	609077.1	1229795.6	177.0	0.00	2.51	23.06	1.18	2.26	30.81	42.17	0.00	99.47
845	471448	609228.4	1229795.4	181.6	0.00	10.30	24.87	1.85	2.62	23.37	46.74	0.00	99.45
846	471454	609374.0	1229795.6	185.0	0.00	9.36	22.97	1.47	2.49	30.11	42.30	0.00	99.34
847	471460	609524.4	1229797.2	187.9	0.00	11.34	26.94	2.24	2.65	17.75	49.83	0.00	99.42
848	471466	609678.2	1229799.0	189.4	0.00	12.96	23.04	2.11	2.17	30.73	41.35	0.00	99.39
849	477448	609229.1	1229945.2	195.6	0.00	11.57	24.89	1.06	2.32	26.38	44.89	0.00	99.54
850	477460	609524.3	1229945.7	204.2	0.00	14.83	25.11	1.25	2.29	24.14	46.59	0.00	99.37
851	477466	609679.3	1229947.4	200.5	0.00	2.00	20.65	2.00	2.27	36.05	38.30	0.00	99.26

852	477472	609827.6	1229946.8	195.3	0.00	9.40	22.89	1.47	2.14	31.83	40.97	0.00	99.31
853	477478	609977.4	1229947.2	185.4	0.30	2.00	21.27	1.10	2.17	36.98	37.66	0.00	99.17
854	483454	609377.0	1230093.6	212.8	0.00	13.32	24.04	1.80	2.19	28.11	43.15	0.00	99.29
855	483460	609526.4	1230095.3	215.5	0.00	9.92	24.06	1.93	1.97	28.41	43.20	0.00	99.58
856	483466	609679.7	1230095.3	215.9	0.20	16.18	26.02	1.78	2.37	21.68	47.57	0.00	99.42
857	483478	609978.1	1230098.2	196.9	0.50	6.05	24.94	1.07	2.67	24.03	48.69	0.00	99.40
858	489466	609678.5	1230243.1	233.5	0.60	11.40	23.17	4.23	2.14	26.42	43.54	0.00	99.48
859	489478	609978.5	1230244.0	220.2	0.60	4.34	23.33	3.72	1.92	26.05	44.44	0.00	99.46
861	477430	608778.0	1229943.9	183.2	0.60	11.96	23.98	3.67	2.40	24.78	44.66	0.00	99.49
862	477442	609078.1	1229945.4	191.4	0.40	4.29	23.70	1.33	2.28	28.68	43.55	0.00	99.54
863	483430	608777.4	1230095.3	200.2	0.00	12.53	26.62	0.77	2.66	20.28	49.11	0.00	99.64
864	483436	608926.2	1230097.1	195.0	0.30	5.64	23.53	1.69	2.41	28.91	42.80	0.00	99.32
865	483442	609078.0	1230094.4	204.3	0.00	11.59	25.86	0.99	2.68	22.48	47.49	0.00	99.59
866	489424	608626.6	1230245.2	198.6	0.20	6.05	22.78	1.18	2.78	29.20	43.43	0.00	99.34
867	489430	608776.5	1230244.4	201.2	0.00	15.52	23.74	2.47	2.47	27.93	42.97	0.00	99.57
868	489436	608927.9	1230244.6	201.6	0.50	11.27	23.09	2.56	2.12	29.10	42.53	0.00	99.39
869	489442	609077.7	1230245.4	209.0	0.00	8.23	24.32	1.01	2.29	27.67	44.14	0.00	99.44
870	489448	609226.9	1230245.9	216.6	0.40	8.71	24.81	1.49	2.35	25.72	45.21	0.00	99.58
871	489460	609526.0	1230243.3	240.0	0.00	9.21	24.33	2.02	2.11	26.32	44.63	0.00	99.61
872	489472	609825.5	1230254.7	233.6	0.00	2.78	24.57	2.13	2.22	24.87	45.66	0.00	99.44
873	495430	608777.7	1230395.2	190.8	0.00	12.15	24.29	2.53	2.54	24.89	45.10	0.00	99.35
874	495436	608929.1	1230395.4	203.3	0.00	12.13	22.53	0.74	1.93	34.26	39.97	0.00	99.43
875	495442	609077.8	1230396.0	212.4	0.00	14.67	24.36	1.26	2.43	26.89	44.46	0.00	99.41
876	495448	609227.6	1230394.5	222.7	0.50	10.04	22.59	3.80	2.25	29.39	41.37	0.00	99.40
877	495460	609526.9	1230393.2	249.2	0.00	2.00	20.10	2.12	2.25	43.30	31.50	0.00	99.26
878	495466	609678.6	1230392.9	249.1	0.00	3.72	24.48	2.58	2.01	26.10	44.15	0.00	99.32
880	393550	611747.2	1227821.8	198.5	0.00	2.00	19.85	1.43	2.99	41.15	33.50	0.00	99.02
881	393556	611898.1	1227821.7	209.0	0.00	7.73	23.67	1.85	1.74	26.54	45.62	0.00	99.42
882	393562	612049.1	1227824.5	227.6	0.00	2.00	21.15	4.93	2.25	33.15	37.70	0.00	99.18
883	399556	611895.4	1227973.0	219.2	0.50	2.75	22.12	3.82	2.69	29.97	40.56	0.00	99.14
884	399562	612047.8	1227975.2	227.9	0.60	7.21	25.57	7.41	2.74	12.44	51.16	0.00	99.32
885	399568	612198.0	1227977.6	241.2	0.50	11.42	25.91	3.15	2.99	18.93	48.30	0.00	99.29
886	405550	611744.3	1228121.9	225.9	0.00	14.39	24.53	2.88	2.59	23.14	46.07	0.00	99.21
887	405562	612048.5	1228126.0	240.6	0.50	8.28	25.79	2.73	2.99	19.29	48.54	0.00	99.35
888	405568	612195.1	1228124.0	245.6	0.00	6.85	24.51	1.34	2.71	28.28	42.49	0.00	99.33
889	405574	612348.1	1228124.8	251.9	0.50	10.44	24.85	1.34	2.97	24.60	45.57	0.00	99.32
890	477418	608475.7	1229947.2	178.2	0.00	10.37	23.23	2.83	1.86	28.36	42.94	0.00	99.22
891	477424	608624.7	1229946.2	181.0	0.00	14.91	24.13	2.60	2.62	25.10	44.75	0.00	99.20
892	477454	609376.0	1229948.4	199.7	0.30	12.47	25.54	1.45	2.54	22.71	47.08	0.00	99.32
893	483418	608473.8	1230092.9	190.3	1.00	4.58	23.66	6.04	1.97	22.34	45.40	0.00	99.40
894	489418	608474.8	1230245.0	193.9	0.20	13.59	24.10	2.12	2.47	27.33	43.31	0.00	99.34
895	489454	609377.0	1230242.6	229.6	0.00	2.45	24.18	3.17	2.05	25.75	44.30	0.00	99.45
896	495454	609381.0	1230394.5	240.8	0.30	6.58	24.57	2.72	2.56	24.38	45.12	0.00	99.33
897	501454	609377.1	1230544.0	246.5	0.00	10.48	23.77	4.57	2.42	24.40	43.99	0.00	99.15
898	501460	609529.4	1230545.4	249.4	0.50	7.63	23.42	1.13	2.68	29.47	42.55	0.00	99.44
899	501466	609679.3	1230544.0	240.8	1.00	9.00	24.29	4.20	2.40	23.03	45.24	0.00	99.16
900	501472	609827.7	1230544.9	236.7	0.50	9.97	25.70	3.51	2.69	19.60	47.70	0.00	99.20
903	369550	611752.8	1227225.1	177.4	0.00	5.97	25.31	1.21	1.86	25.62	45.46	0.00	99.45
904	375550	611751.2	1227373.8	177.8	0.00	3.67	23.95	0.96	2.41	28.59	43.43	0.00	99.34
905	375580	612498.6	1227377.5	231.3	0.60	2.00	18.94	4.52	1.77	40.22	33.78	0.00	99.23
906	381550	611749.6	1227523.1	178.7	0.00	2.00	19.85	1.60	1.71	41.05	34.80	0.00	99.10
907	381556	611896.0	1227523.6	195.6	0.00	9.62	23.22	1.35	2.66	30.68	41.39	0.00	99.29
908	381562	612050.6	1227526.1	216.6	0.00	8.14	22.20	1.58	2.55	32.47	40.38	0.00	99.16
909	381568	612200.2	1227526.0	235.6	0.00	5.04	23.02	1.19	3.00	30.17	42.10	0.00	99.48
910	381574	612340.0	1227526.7	242.4	0.50	10.60	23.70	1.72	2.48	29.29	42.23	0.00	99.42

911	381580	612496.8	1227528.6	242.2	0.60	6.65	24.42	1.18	2.74	27.25	43.78	0.00	99.38
912	387550	611749.5	1227669.7	182.9	0.50	2.00	19.80	3.64	1.63	38.95	35.36	0.00	99.40
913	387556	611900.5	1227671.1	203.4	0.00	13.49	21.52	5.09	2.64	27.42	42.64	0.00	99.31
914	387562	612049.7	1227672.0	225.7	0.00	11.49	24.61	2.03	2.52	24.76	45.45	0.00	99.37
915	387574	612345.7	1227679.0	249.1	0.00	12.20	24.45	2.47	3.00	23.60	45.90	0.00	99.43
916	387580	612496.8	1227677.6	244.1	0.20	11.39	23.32	3.11	2.57	27.53	42.95	0.00	99.47
917	387585	612618.4	1227678.7	236.9	0.00	8.66	22.55	1.10	2.28	32.59	40.69	0.00	99.42
918	393568	612200.7	1227823.1	241.8	0.00	7.18	25.73	2.22	2.69	21.38	47.29	0.00	99.31
919	393574	612354.8	1227825.4	248.2	0.20	2.00	19.47	2.73	2.09	40.86	33.92	0.00	99.07
920	393580	612495.2	1227825.1	246.7	0.00	6.56	21.54	1.73	2.36	34.47	39.23	0.00	99.32
921	393586	612642.0	1227828.8	238.7	0.00	4.01	22.40	2.51	2.74	30.88	41.05	0.00	99.58
922	399580	612494.5	1227977.4	254.9	0.00	5.72	21.26	4.84	2.61	30.03	40.53	0.00	99.27
923	405556	611889.6	1228121.1	231.8	1.00	11.92	25.04	2.30	2.11	24.18	45.75	0.00	99.38
924	405580	612494.1	1228129.6	249.2	0.00	2.00	21.45	1.67	1.94	36.05	38.35	0.00	99.45
925	411550	611748.5	1228272.9	240.5	0.00	7.93	25.14	1.79	2.34	24.78	45.47	0.00	99.50
926	411562	612042.7	1228274.0	244.7	0.00	3.39	24.88	2.03	3.54	24.00	44.94	0.00	99.39
927	411574	612338.8	1228272.4	236.4	0.50	8.53	24.03	1.39	3.07	23.24	47.58	0.00	99.32
928	411580	612491.6	1228271.2	234.7	0.00	8.58	25.34	1.37	2.97	22.76	47.11	0.00	99.55
931	339574	612351.5	1226473.2	189.2	0.00	2.00	14.25	1.91	2.78	61.60	18.20	0.00	98.74
932	339586	612656.5	1226473.2	200.8	0.00	2.68	20.68	1.35	2.23	34.34	40.78	0.00	99.38
933	345574	612350.6	1226628.6	186.7	0.00	2.00	19.10	0.95	1.86	42.35	34.90	0.00	99.16
934	345580	612500.7	1226628.4	199.8	0.00	2.00	19.40	2.03	3.58	42.80	31.45	0.00	99.26
935	345586	612652.2	1226629.0	209.0	0.00	11.41	24.95	1.33	2.71	24.20	46.18	0.00	99.37
936	345592	612798.1	1226630.0	205.0	0.00	11.24	21.38	4.33	3.38	29.46	40.73	0.00	99.28
937	351574	612349.6	1226779.6	188.5	0.00	2.00	22.20	1.33	2.21	34.20	39.25	0.00	99.19
938	351586	612649.2	1226778.2	216.2	0.00	2.00	19.60	3.65	1.58	42.90	31.70	0.00	99.43
939	357550	611752.2	1226925.5	167.1	0.00	2.00	16.50	2.63	1.14	54.40	24.75	0.00	99.42
940	357556	611906.3	1226926.9	174.9	0.50	2.00	20.65	2.48	1.42	39.03	35.65	0.00	99.22
941	357562	612053.1	1226928.4	181.9	0.00	7.11	25.12	0.91	1.79	25.59	45.77	0.00	99.17
942	357568	612203.3	1226927.8	185.9	0.00	8.32	23.50	0.96	2.44	30.88	41.45	0.00	99.23
943	357574	612349.1	1226928.3	192.6	0.00	8.67	24.45	1.90	2.64	23.70	46.61	0.00	99.31
944	357580	612499.1	1226929.0	203.9	0.00	9.65	26.85	1.46	2.55	18.24	50.32	0.00	99.42
945	357586	612647.8	1226928.4	215.4	0.00	11.30	23.96	2.90	2.89	25.39	44.27	0.00	99.41
946	363550	611754.3	1227075.2	172.7	0.00	2.34	22.68	0.98	1.66	33.40	40.35	0.00	99.27
947	363562	612050.2	1227077.7	189.2	0.00	11.72	25.39	1.02	2.17	24.77	45.99	0.00	99.33
948	363574	612350.1	1227078.4	203.6	0.00	11.81	24.48	1.54	2.05	25.72	45.61	0.00	99.40
949	363586	612645.2	1227080.7	220.2	0.00	11.78	24.41	1.57	2.06	28.19	43.27	0.00	99.50
950	369556	611901.1	1227224.6	186.6	0.00	10.37	23.95	1.06	1.95	29.03	43.34	0.00	99.32
951	369562	612050.3	1227225.8	197.3	0.30	2.74	20.44	3.00	2.56	35.40	37.83	0.00	99.24
952	369568	612199.4	1227226.6	207.6	0.00	7.12	23.91	1.62	2.44	26.42	44.69	0.00	99.28
953	369574	612347.5	1227227.1	216.3	0.30	10.83	25.27	0.87	2.77	19.71	50.67	0.00	99.28
954	369580	612497.7	1227228.3	221.2	0.50	9.20	23.31	2.47	1.99	28.97	42.58	0.00	99.29
955	375556	611899.9	1227374.7	190.7	0.00	9.88	24.53	1.27	2.12	26.85	44.66	0.00	99.45
956	375562	612046.0	1227374.2	208.3	0.00	6.73	24.12	1.21	2.68	26.42	44.85	0.00	99.29
957	375574	612348.3	1227377.3	230.2	0.00	9.26	25.47	1.08	2.57	24.84	45.34	0.00	99.40
960	309574	612350.0	1225728.3	227.2	1.00	2.00	17.80	2.43	2.05	51.45	25.65	0.00	99.18
965	273538	611448.5	1224825.7	245.0	0.00	2.00	18.20	1.31	2.77	46.20	30.70	0.00	99.18
966	273550	611748.4	1224828.9	247.2	0.00	2.07	23.18	0.89	2.96	31.39	40.81	0.00	99.23
967	273574	612350.2	1224828.7	222.9	0.50	2.00	20.05	1.46	2.45	40.68	34.56	0.00	99.18
968	273586	612649.8	1224829.9	232.4	0.00	1.90	22.18	1.89	2.60	31.64	40.97	0.00	99.26
969	285526	611155.6	1225123.6	239.5	0.50	6.42	23.32	3.52	1.96	29.59	40.86	0.00	99.33
970	285538	611447.2	1225125.8	245.6	0.00	2.00	22.45	1.22	2.35	34.20	39.20	0.00	99.42
971	285550	611747.2	1225126.8	245.4	0.00	2.59	22.49	0.91	2.25	33.86	39.59	0.00	99.11
972	285562	612049.9	1225127.5	241.2	0.50	9.53	26.65	1.67	3.19	19.10	48.66	0.00	99.26
973	285574	612349.1	1225128.6	217.6	0.00	2.00	19.50	1.70	2.28	41.20	34.15	0.00	98.83

974	297514	610845.3	1225423.2	222.3	0.00	2.00	22.60	1.55	3.00	32.30	39.65	0.00	99.10
975	297526	611145.1	1225424.4	231.0	0.00	9.50	24.88	1.70	2.69	25.90	44.04	0.00	99.20
976	297538	611445.4	1225425.5	236.1	0.00	6.94	26.94	0.98	3.32	17.85	50.25	0.00	99.32
977	297550	611746.0	1225426.7	236.2	0.00	2.00	19.00	3.09	2.78	39.55	34.65	0.00	99.07
978	297562	612047.6	1225427.9	232.9	0.00	10.98	23.54	1.34	2.79	28.92	42.63	0.00	99.22
979	297574	612347.9	1225429.0	215.7	1.00	8.71	27.21	2.78	2.52	14.88	52.17	0.00	99.55
980	309514	610844.3	1225725.5	215.3	0.00	6.44	26.59	1.22	2.81	19.84	48.88	0.00	99.33
981	309538	611444.9	1225725.5	227.9	0.30	2.74	21.68	3.09	2.39	31.73	40.20	0.00	99.09
982	309550	611744.8	1225726.7	230.4	0.00	2.00	19.30	3.34	2.25	41.10	32.95	0.00	98.93
983	309562	612046.4	1225727.9	229.3	0.00	2.01	22.06	1.63	2.64	34.02	39.02	0.00	99.36
984	309586	612649.0	1225728.0	226.6	0.00	2.00	17.55	4.71	1.48	48.30	27.05	0.00	99.09
985	321514	610854.1	1226023.7	204.8	0.00	8.96	25.04	1.61	2.53	25.63	44.52	0.00	99.33
986	321526	611155.6	1226024.2	212.6	0.60	3.85	24.61	1.36	2.46	26.71	44.04	0.00	99.17
987	321538	611443.7	1226025.3	217.3	0.00	2.00	15.45	2.15	1.37	55.00	25.35	0.00	99.31
988	321550	611743.7	1226026.5	220.9	0.00	2.00	20.05	1.08	2.34	40.70	35.06	0.00	99.21
989	321574	612349.8	1226027.7	225.4	0.00	2.00	16.65	1.89	2.21	49.10	29.30	0.00	99.14
990	333526	611155.6	1226324.6	191.5	0.00	2.00	17.20	0.98	1.88	49.30	29.70	0.00	99.06
991	333538	611442.5	1226324.9	200.3	0.00	2.00	17.00	0.98	2.30	49.95	29.00	0.00	99.22
992	333550	611742.5	1226326.1	203.3	1.00	5.37	24.43	1.82	2.51	26.76	43.68	0.00	99.22
993	333574	612350.5	1226328.6	216.0	0.00	2.00	19.80	2.84	2.46	40.50	33.85	0.00	99.36
994	523127	601146.1	1231036.9	241.4	1.00	5.86	23.20	2.20	2.03	30.40	41.63	0.00	99.47
995	523139	601446.2	1231038.1	246.7	1.00	2.00	21.30	2.31	1.80	37.35	36.60	0.00	99.35
996	523151	601746.2	1231039.3	242.3	0.00	6.99	23.80	2.30	2.26	27.21	43.77	0.00	99.35
997	535115	600845.3	1231336.1	237.2	0.00	4.34	27.83	0.99	2.63	15.98	51.79	0.00	99.42
998	535127	601144.8	1231337.1	246.1	0.00	4.54	26.36	1.26	2.34	21.23	48.22	0.00	99.40
999	535139	601445.0	1231338.3	248.3	0.00	6.67	24.00	1.65	2.04	28.51	43.22	0.00	99.41
1000	535151	601745.0	1231339.4	242.6	0.00	5.26	24.36	1.47	2.32	28.04	43.06	0.00	99.27
1001	535163	602044.9	1231340.6	232.3	0.00	9.12	25.78	2.02	2.84	16.83	52.02	0.00	99.49
1002	547115	600844.1	1231636.1	234.1	0.00	2.75	23.36	1.05	2.03	31.46	41.35	0.00	99.27
1003	547127	601143.7	1231636.2	240.3	0.00	2.60	22.78	1.18	2.15	32.91	40.42	0.00	99.44
1004	547139	601443.8	1231638.3	245.1	0.00	7.19	24.77	2.94	2.32	24.50	44.91	0.00	99.44
1005	547151	601743.8	1231639.4	241.2	0.00	3.02	24.23	1.11	2.57	29.01	42.52	0.00	99.45
1006	547163	602043.7	1231640.6	229.5	0.00	5.32	26.41	1.37	2.97	18.73	50.08	0.00	99.55
1007	547175	602342.8	1231641.8	205.9	0.00	6.38	24.29	1.49	2.77	24.05	46.71	0.00	99.30
1008	559115	600843.0	1231935.6	218.6	0.00	3.63	21.69	0.52	2.47	35.62	39.05	0.00	99.35
1009	559127	601142.8	1231936.8	228.2	0.00	2.27	22.52	2.49	1.79	32.63	39.92	0.00	99.34
1010	559139	601442.6	1231938.3	241.0	0.00	2.57	26.24	0.85	2.70	21.69	47.89	0.00	99.37
1015	261514	610844.2	1224529.1	246.0	1.00	2.00	19.85	2.31	2.97	42.15	32.00	0.00	99.28
1016	273502	610544.9	1224825.0	238.5	1.00	6.21	22.49	3.56	3.50	26.52	41.23	0.00	99.30
1017	273514	610846.9	1224823.7	238.1	0.40	2.06	24.12	1.57	2.72	26.06	44.91	0.00	99.38
1018	273526	611148.9	1224822.3	242.1	0.50	4.65	22.17	1.34	2.29	33.38	40.34	0.00	99.50
1019	285502	610544.0	1225123.5	220.2	0.00	2.00	20.25	2.28	2.35	40.25	33.90	0.00	99.03
1020	285514	610843.7	1225128.4	229.0	0.00	4.79	22.29	3.28	2.66	29.02	41.96	0.00	99.21
1021	297502	610544.9	1225422.0	212.5	0.00	2.88	22.12	2.50	2.77	32.53	39.20	0.00	99.13
1022	309502	610544.9	1225725.5	205.7	0.00	9.31	24.84	2.84	2.68	23.07	45.85	0.00	99.38
1023	309526	611155.6	1225724.4	223.0	0.00	7.14	26.80	1.81	2.42	16.41	49.85	0.00	99.30
1024	321562	612049.6	1226027.7	219.5	0.00	5.73	22.79	2.05	2.52	30.57	41.42	0.00	99.36
1025	559151	601742.6	1231939.5	241.2	0.00	2.00	20.35	2.76	1.97	40.40	33.56	0.00	99.03
1026	559163	602042.2	1231940.6	226.3	0.00	10.69	25.27	3.33	2.61	21.59	48.57	0.00	99.37
1027	559175	602341.6	1231941.8	206.5	0.00	2.00	22.55	1.49	1.96	34.55	38.60	0.00	99.35
1028	571127	601141.0	1232239.4	214.5	0.60	2.00	21.59	2.02	1.70	36.40	37.39	0.00	99.10
1029	571139	601440.3	1232240.6	238.1	0.00	2.00	20.30	2.32	1.79	41.90	32.95	0.00	99.26
1030	571151	601740.3	1232241.8	238.1	0.50	4.95	23.88	1.77	2.27	28.92	42.36	0.00	99.20
1031	571163	602040.2	1232242.9	228.6	1.00	5.41	24.77	1.38	2.52	26.78	43.81	0.00	99.27
1032	571175	602339.3	1232244.1	206.3	0.40	2.00	22.17	1.27	1.59	36.40	37.57	0.00	99.01

1033	583139	601439.2	1232540.0	231.9	0.50	2.00	19.00	2.09	1.57	44.25	32.50	0.00	99.41
1034	583163	602039.0	1232542.3	228.9	0.50	4.98	25.47	2.12	3.07	21.68	46.86	0.00	99.20
1035	595151	601738.0	1232840.4	238.4	0.00	2.00	21.65	3.99	2.05	33.15	38.30	0.00	99.34
1036	595163	602037.9	1232841.6	238.8	0.50	9.81	24.93	3.79	2.89	20.82	46.96	0.00	99.39
1037	607163	602034.8	1233143.4	244.6	0.00	2.00	19.60	2.13	2.06	41.20	33.70	0.00	98.69
1038	607175	602337.8	1233141.0	252.2	0.00	7.32	23.47	3.27	2.66	26.17	41.67	0.00	99.25
1039	607187	602633.5	1233143.8	245.5	0.00	6.29	26.40	0.57	3.33	20.58	48.57	0.00	99.45
1040	607211	603233.1	1233146.1	236.6	0.00	9.46	24.65	2.95	2.24	24.53	44.76	0.00	99.36
1041	619139	601435.6	1233441.0	233.1	0.00	8.16	22.49	5.38	2.19	27.96	40.97	0.00	99.01
1042	619175	602333.6	1233442.0	250.0	0.00	6.77	23.87	3.64	2.59	26.08	43.13	0.00	99.30
1043	619187	602633.1	1233443.4	241.3	0.00	5.83	27.40	2.36	2.35	16.80	50.33	0.00	99.23
1044	631151	601734.6	1233739.5	241.3	0.00	11.56	23.82	1.90	2.65	28.27	42.65	0.00	99.30
1045	631163	602033.7	1233739.4	252.0	0.00	5.58	24.63	3.58	2.51	24.45	44.32	0.00	99.48
1046	631175	602332.8	1233739.4	244.4	0.00	4.00	28.30	1.53	2.96	14.18	52.80	0.00	99.56
1047	631187	602631.9	1233743.3	234.7	0.00	5.26	23.12	1.48	2.56	31.33	40.85	0.00	99.35
1048	637187	602631.4	1233892.8	222.3	0.00	4.40	24.41	4.10	2.40	24.98	43.45	0.00	99.34
1049	643151	601735.2	1234042.6	229.6	0.50	11.87	23.71	2.03	2.70	26.98	43.93	0.00	99.36
1050	643163	602034.3	1234042.5	248.0	0.00	6.35	25.80	1.44	2.56	23.03	46.36	0.00	99.18
1051	643175	602333.4	1234042.4	245.2	0.00	7.93	26.84	2.18	2.49	19.09	48.75	0.00	99.45
1058	535199	602936.9	1231349.6	180.6	1.00	2.00	19.20	3.77	1.44	41.10	33.70	0.00	99.20
1059	535211	603236.8	1231350.7	188.1	0.00	2.00	20.85	1.31	1.82	39.80	35.65	0.00	99.43
1060	547199	602935.7	1231648.9	201.2	1.00	2.00	22.15	2.02	1.68	36.10	37.35	0.00	99.29
1061	547211	603235.6	1231650.1	207.6	0.30	8.82	25.69	1.66	2.63	23.94	45.35	0.00	99.27
1062	559168	602659.6	1231947.8	194.2	0.60	2.00	19.08	5.51	1.48	40.19	32.41	0.00	98.67
1063	559189	602934.5	1231948.9	207.3	0.20	4.51	23.59	1.25	2.76	28.87	42.61	0.00	99.08
1064	559211	603234.4	1231950.0	222.4	0.50	4.91	22.53	1.50	2.45	32.70	40.05	0.00	99.23
1065	559223	603533.9	1231951.2	224.3	0.30	9.21	23.11	1.90	2.44	30.37	41.19	0.00	99.01
1066	571187	602634.0	1232244.2	203.6	0.30	7.17	26.58	2.22	3.18	15.67	51.32	0.00	98.98
1067	571199	602933.6	1232245.4	218.8	0.50	9.96	25.88	2.13	2.06	23.01	46.00	0.00	99.08
1068	571223	603532.7	1232250.3	236.7	0.00	2.00	18.75	2.08	2.04	46.80	29.15	0.00	98.82
1069	583178	602407.7	1232544.9	216.9	0.00	5.90	23.51	0.57	3.03	26.19	45.74	0.00	99.04
1070	583187	602632.8	1232545.8	221.4	0.50	14.95	23.16	5.14	2.77	23.24	44.53	0.00	98.84
1071	583199	602931.8	1232546.9	240.7	0.00	3.58	22.47	2.00	2.79	32.51	39.46	0.00	99.25
1072	583211	603231.7	1232548.1	239.6	0.70	2.94	23.11	1.99	2.29	31.06	40.53	0.00	98.98
1073	583223	603530.8	1232549.3	215.2	0.00	12.24	22.88	1.36	2.99	31.61	40.43	0.00	99.26
1074	595181	602485.3	1232844.0	239.1	0.00	5.20	24.05	1.09	2.13	28.78	43.04	0.00	99.10
1075	595193	602785.2	1232845.1	244.6	0.00	7.99	24.66	1.76	2.52	26.79	43.06	0.00	98.82
1076	595199	602934.8	1232845.7	245.6	0.00	8.60	25.21	2.84	2.25	23.96	44.80	0.00	99.07
1077	595205	603084.8	1232846.3	242.2	0.50	7.63	26.52	3.87	3.35	17.10	48.33	0.00	99.16
1078	601193	602784.4	1232994.8	245.7	0.00	8.72	23.69	3.03	2.98	26.12	41.46	0.00	99.28
1079	601205	603084.2	1232996.1	240.2	1.00	5.55	26.69	2.26	2.19	19.65	48.53	0.00	99.32
1080	607193	602783.8	1233144.3	243.5	0.00	3.16	26.51	1.45	2.85	19.55	48.88	0.00	99.23
1081	607223	603535.3	1233146.4	224.4	0.00	3.43	24.79	2.34	2.59	23.74	45.83	0.00	99.29
1082	619199	602932.0	1233444.5	233.6	0.50	8.57	22.98	6.46	2.51	25.78	41.50	0.00	99.22
1083	619223	603533.3	1233446.1	227.9	0.00	4.52	23.22	1.54	2.49	31.77	40.05	0.00	99.06
1084	631211	603232.1	1233743.9	221.4	0.00	6.82	26.62	1.40	2.73	18.74	49.76	0.00	99.25
1085	631223	603532.1	1233745.1	220.5	1.00	3.03	25.90	3.93	3.17	17.85	48.34	0.00	99.19
1088	595187	602634.9	1232844.5	244.1	0.00	7.17	26.82	1.99	3.05	12.72	54.63	0.00	99.21
1089	607151	601736.1	1233143.6	237.6	0.00	2.00	21.70	1.09	2.26	38.00	36.00	0.00	99.05
1090	607199	602933.6	1233144.9	244.0	0.00	4.76	26.68	0.61	2.38	21.33	48.26	0.00	99.27
1091	607205	603083.3	1233145.5	241.5	0.00	9.80	22.85	4.08	2.46	29.29	40.34	0.00	99.10
1092	619151	601735.0	1233442.4	238.2	0.00	9.36	26.34	0.85	3.25	14.25	52.48	0.00	99.17
1093	619163	602034.7	1233442.1	250.0	0.00	1.28	25.31	1.78	3.53	22.13	46.33	0.00	99.07
1094	619271	604731.4	1233450.5	231.9	0.00	12.71	23.10	2.60	2.59	29.46	41.41	0.00	99.15
1095	631235	603831.0	1233746.3	229.9	0.00	5.85	23.03	1.04	2.89	31.56	40.61	0.00	99.12

1096	831247	604131.0	1233747.5	237.2	0.00	11.38	24.77	1.85	2.86	25.51	44.03	0.00	99.01
1097	631259	604430.6	1233748.9	244.0	0.00	6.74	27.13	2.04	3.30	17.43	49.31	0.00	99.21
1098	631271	604730.2	1233750.1	244.9	0.60	6.12	23.80	2.38	2.32	28.50	42.17	0.00	99.17
1099	631283	605028.9	1233751.3	219.4	0.50	2.00	20.80	2.83	1.71	35.90	37.88	0.00	99.12
1100	643247	604129.8	1234047.5	234.4	0.00	10.77	25.45	1.42	3.23	22.57	46.61	0.00	99.27
1101	643271	604729.0	1234050.1	246.8	0.50	10.34	22.89	2.23	2.56	30.39	40.95	0.00	99.13
1102	655259	604427.8	1234348.8	239.5	0.00	2.00	19.65	2.17	1.50	46.25	29.55	0.00	99.12
1103	655271	604727.8	1234350.0	242.2	0.00	2.00	15.80	2.65	2.13	54.75	23.45	0.00	98.88
1104	655283	605027.8	1234351.2	235.2	0.60	2.00	19.76	2.91	2.34	41.32	32.70	0.00	99.03
1105	396520	610999.3	1227887.8	198.7	0.00	8.15	22.77	0.79	2.31	33.10	40.10	0.00	99.07
1106	396523	611072.1	1227890.0	199.3	0.00	2.00	21.45	1.11	2.14	36.70	37.60	0.00	98.99
1107	396526	611148.5	1227892.5	197.6	0.00	2.00	17.35	1.37	1.82	55.15	22.90	0.00	98.58
1108	399517	610924.3	1227964.0	203.1	0.00	8.69	23.85	1.06	2.41	28.61	43.32	0.00	99.26
1109	399523	611078.1	1227968.9	202.5	0.00	7.66	24.08	1.26	2.60	26.17	45.05	0.00	99.15

SECTION 26.1.3 SECTIONS PLATEAU 2


PL 2 CROSS NS - 1
PL 2 CROSS NS - 2
Bauxite Top
Bauxite Floor
SiO2
Al2O3
PL 2 CROSS EW - 1
PL 2 CROSS EW - 2
Section EW-1
Section EW-2
Section NS-1
Section NS-2

By Butty Herinckx & Partners BV, Geological and Mining Consultants, The Netherlands and Switzerland, February 2006

SECTION 26.1.4 SECTIONS PLATEAU 7

PL 7 CROSS NS - SOUTHERN SECTION

Bauxite Top

Bauxite Floor

SiO2

Al2O3

PL 7 CROSS NS - NORTHERN SECTION

PL 7 CROSS EW - WESTERN SECTION

PL 7 CROSS EW - EASTERN SECTION

By Butty Herinckx & Partners BV, Geological and Mining Consultants, The Netherlands and Switzerland, February 200

SECTION 26.1.5 TYPICAL LOGS

Global Alumina

Easting 608932
Northing 1.23144e+006
Elevation 231.163

Drill Hole ID 537436
Deposit Bow 07 (Lope)

Al2O3 0 20 40 60 | AA 0 20 40 60 | Fe2O3 0 20 40 | SiO2 0 3 5 6 8 10 | RSiO2 0 2 4 | TOC 0.0 0.1 0.2 | Bauxite Facies

Depth (m)	Bauxite Facies
0–1	Bauxite
1–2	Bauxite
2–3	Bauxite
3–4	Bauxite
4–5	Bauxite
5–6	Bauxite
6–7	Bauxite
7–8	Bauxite
8–9	Bauxite
9–10	Bauxite
10–11	Lat. Bauxite
11–12	Lat. Bauxite
12–13	Laterite
13–14	Laterite

Global Alumina Refinery — Res 150
Guinea - Sangaredi - Boke Bauxite Belt — ADH


Global
Alumina
Easting 612046
Northing 1.22857e+006
Elevation 242.294
Drill Hole ID 423562
Deposit Bow 07 (Lope)
Al2O3
AA
Fe2O3
SiO2
RSiO2
TOC
Bauxite Facies
0
1
2
3
4
5
6
7
8
9
10
11
12
13
Laterite
Lat. Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Laterite
Laterite
Laterite
Basal Clay
Global Alumina Refinery
Res 150
Guinea - Sangaredi - Boke Bauxite Belt
ADH

Global Alumina

Easting	612194	Drill Hole ID	423568
Northing	1.22857e+006		
Elevation	235.842	Deposit	Bow 07 (Lope)

Al2O3 0 20 40 60 | AA 0 20 40 60 | Fe2O3 0 20 40 | SiO2 0 3 5 8 10 | RSiO2 0 2 4 | TOC 0.0 0.1 0.2

Depth	Bauxite Facies
0–1	Soil
1–2	Bauxite
2–3	Bauxite
3–4	Bauxite
4–5	Bauxite
5–6	Bauxite
6–7	Bauxite
7–8	Bauxite
8–9	Bauxite
9–10	Bauxite
10–11	Bauxite
11–12	Laterite
12–13	Laterite
13–14	Laterite
14–15	Basal Clay

Global Alumina Refinery — **Res 150**

Guinea - Sangaredi - Boke Bauxite Belt — **ADH**

Global Alumina

Easting	611748	Drill Hole ID	423550
Northing	1.22857e+006		
Elevation	248.677	Deposit	Bow 07 (Lope)

Al2O3 0 20 40 60 | AA 0 20 40 60 | Fe2O3 0 20 40 | SiO2 0 3 5 8 10 | RSiO2 0 2 4 | TOC 0.0 0.1 0.2

Depth	Bauxite Facies
0–1	Bauxite
1–2	Bauxite
2–3	Bauxite
3–4	Bauxite
4–5	Bauxite
5–6	Bauxite
6–7	Bauxite
7–8	Bauxite
8–9	Bauxite
9–10	Lat. Bauxite
10–11	Lat. Bauxite
11–12	Lat. Bauxite
12–13	Lat. Bauxite
13–14	Lat. Bauxite
14–15	Laterite
15–16	Basal Clay

Global Alumina Refinery — **Res 150**

Guinea - Sangaredi - Boke Bauxite Belt — **ADH**

Global Alumina

Easting 610693 | Northing 1.22857e+006 | Elevation 192.622

Drill Hole ID 423508 | Deposit Bow 07 (Lope)

Al2O3 | AA | Fe2O3 | SiO2 | RSiO2 | TOC | Bauxite Facies

Depth (m)	Bauxite Facies
0–1	Bauxite
1–2	Bauxite
2–3	Bauxite
3–4	Bauxite
4–5	Bauxite
5–6	Bauxite
6–7	Lat. Bauxite
7–8	Lat. Bauxite
8–9	Bauxite
9–10	Bauxite
10–11	Lat. Bauxite
11–12	Lat. Bauxite
12–13	Laterite
13–14	Laterite

Global Alumina Refinery | Res 150, GeoStat

Guinea - Sangaredi - Boke Bauxite Belt | ADH


Global
Alumina
Easting 610847
Northing 1.22857e+006
Elevation 202.762
Drill Hole ID 423514
Deposit Bow 07 (Lope)
Al2O3
AA
Fe2O3
SIO2
RSIO2
TOC
Bauxite Facies
Lat. Bauxite
Bauxite
Bauxite
Lat. Bauxite
Bauxite
Bauxite
Bauxite
Lat. Bauxite
Lat. Bauxite
Bauxite
Laterite
Laterite
Global Alumina Refinery
Res 150, GeoStat
Guinea - Sangaredi - Boke Bauxite Belt
ADH

Global Alumina

Easting	611294	Drill Hole ID	423532
Northing	1.22857e+006		
Elevation	233.263	Deposit	Bow 07 (Lope)

Al2O3
0
20
40
60
AA
0
20
40
60
Fe2O3
0
20
40
SiO2
0
3
5
8
10
RSiO2
0
2
4
TOC
0.0
0.1
0.2
Bauxite Facies
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Soil
Lat. Bauxite
Lat. Bauxite
Lat. Bauxite
Lat. Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Lat. Bauxite
Lat. Bauxite
Laterite
Laterite

Global Alumina Refinery — **Res 150, GeoStat**

Guinea - Sangaredi - Boke Bauxite Belt — **ADH**

Global Alumina

Easting	610920	Drill Hole ID	0102GS
Northing	1.22857e+006		
Elevation	228.445	Deposit	Bow 07 (Lope)

Al2O3
0
20
40
60
AA
0
20
40
60
Fe2O3
0
20
40
SiO2
0
3
5
8
10
RSiO2
0
2
4
TOC
0.0
0.1
0.2
Bauxite Facies
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
Lat. Bauxite
Lat. Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Lat. Bauxite
Lat. Bauxite
Laterite
Laterite

Global Alumina Refinery — **GeoStat**

Guinea - Sangaredi - Boke Bauxite Belt — **ADH**

Global Alumina

Easting 611182
Northing 1.22857e+006
Elevation 246.012

Drill Hole ID 0106GS
Deposit Bow 07 (Lope)

Al2O3 | AA | Fe2O3 | SiO2 | RSiO2 | TOC | Bauxite Facies

Soil
Lat. Bauxite
Bauxite
Bauxite
Lat. Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Lat. Bauxite
Laterite
Laterite

Global Alumina Refinery GeoStat
Guinea - Sangaredi - Boke Bauxite Belt ADH



Global
Alumina
Easting 611446
Northing 1.22857e+006
Elevation 240.314
Drill Hole ID 423538
Deposit Bow 07 (Lope)
Al2O3
AA
Fe2O3
SiO2
RSiO2
TOC
Bauxite Facies
Lat. Bauxite
Lat. Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Bauxite
Lat. Bauxite
Lat. Bauxite
Laterite
Laterite
Global Alumina Refinery
Res 150, GeoStat
Guinea - Sangaredi - Boke Bauxite Belt
ADH

26.1.6 RESOURCE MODEL TOP SOIL + OVERBURDEN THICKNESS

Top Soil + Overburden Thickness (m) Resource Model

By Butty Herinckx & Partners BV, Geological and Mining Consultants, The Netherlands and Switzerland, February 2006, UTM WGS-84 co-ordinate system

1236000
1234000
1232000
1230000
1228000
1226000
1224000
1222000
1220000
1218000
1216000

600000 602000 604000 606000 608000 610000 612000 614000

Sections PL 2
Sections PL 7
Concession Limit

0 1 2 3 4 5 6

0m 2000m 4000m 6000m 8000m 10000m

N

26.1.7 RESOURCE MODEL – ORE THICKNESS

Bauxite Thickness (m) Resource Model

By Butty Herinckx & Partners BV, Geological and Mining Consultants, The Netherlands and Switzerland, February 2006, UTM WGS-84 co-ordinate system

1236000
1234000
1232000
1230000
1228000
1226000
1224000
1222000
1220000
1218000
1216000

600000 602000 604000 606000 608000 610000 612000 614000

Sections PL 2
Sections PL 7
Concession Limit

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17

0m 2000m 4000m 6000m 8000m 10000m

N

26.1.8 RESOURCE MODEL - % RSIO2

% RSiO2 Resource Model

By Butty Herinckx & Partners BV, Geological and Mining Consultants, The Netherlands and Switzerland, February 2006, UTM WGS-84 co-ordinate system



1236000
1234000
1232000
1230000
1228000
1226000
1224000
1222000
1220000
1218000
1216000
600000
602000
604000
606000
608000
610000
612000
614000
Sections PL
Concession limit
2
3
7
15
17
33
0
0.9
1
1.3
2
3
4
5
6
0m
2000m
4000m
6000m
8000m
10000m
N

26.1.9 RESOURCE MODEL - %AA150

% AA Resource Model

By Butty Herinckx & Partners BV, Geological and Mining Consultants, The Netherlands and Switzerland, February 2006, UTM WGS-84 co-ordinate system

1236000
1234000
1232000
1230000
1228000
1226000
1224000
1222000
1220000
1218000
1216000
600000
602000
604000
606000
608000
610000
612000
614000
Sections PL
Concession limit
32
33
34
35
36
37
38
39
40
41
42
43
44
45
46
47
48
0m
2000m
4000m
6000m
8000m
10000m
N

26.2	**Drawings Mine Plan**
26.2.1	General Location Plan with Reserve Plateaux
26.2.2	General Plan with Mining Panels, Main Haul Roads
26.2.3	Mining Panels Plateau 7-Sud
26.2.4	Mining Panels Plateau 7-Nord
26.2.5	Mining Panels Plateau 15
26.2.6	Mining Panels Plateau 2
26.2.7	Progress-of-Mine after Initial Development (Yr 1)
26.2.8	Progress-of-Mine End-of -Year 5
26.2.9	Progress-of-Mine End-of -Year 15 Plateau 7 & 15
26.2.10	Progress-of-Mine End-of -Year 15, Plateau 2
26.2.11	Progress-of-Mine End-of-Mine Life


709Nord
700Sud
200
1500
Usine d'alumine proposée / Proposed Alumina refinery
Aire de disposition des boues rouges / Red Mud Disposal
Village des travailleurs proposé
Route d'accès proposée / Proposed Access Road
Cimetière / Cemetery
Chemin de fer proposé / Proposed Railway Alignment
Réservoir d'alimentation en eau / Water Supply Reservoir
Barrage / Dam
BOWAL MASSON
BOWAL HORÉ COUREDOL
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN
26.2.1


PLATEAUX 7, 15 AND 2
Showing
MINING PANEL
LOCATIONS
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN
WestRoad
Road7 N
Road7 S
SouthRd
Rail15

26.2.2


MINING PANELS
PLATEAU 7-SUD
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN
Scale
1:20000
CONCESSION BOUNDARY
Road7 S
SouthRd

26.2.3


N
711
712
715
714
713
Road7_N
1230000
619000
707
Road7_S
705
706
701
Stock
1228000
Plotted with MICROMINE
by BMP
The Netherlands/Switzerland
Scale
1:20000
DATE
Nov 2005
drawn
rfh
check
vz
FILE
W20_7N
0
500m
MINING PANELS
PLATEAU 7-NORD
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN

26.2.4


N
610000
Road7_S
701
706
704
Stock
702
703
Rail7
708
709
SouthRd
Rail15
1501
1502
1503
CONCESSION BOUNDARY
Plotted with MICROMINE
by BMP
The Netherlands/Switzerland
Scale
1:20000
DATE
Nov 2005
drawn
rfh
check
vz
FILE
W20_15
0
500m
MINING PANELS
PLATEAU 15
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN

26.2.5


N
CONCESSION BOUNDARY
201
202
203
204
205
206
WestRoad
Plotted with MICROMINE
by BMP
The Netherlands/
Switzerland
Scale
1:30000
DATE
Nov 2005
drawn
rfh
check
vz
FILE
w20_02
MINING PANELS
PLATEAU 2
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN
26.2.6


N
713
Road7_S
707
705
701
706
704
703
708
709
Stock
CONCESSION BOUNDARY
Plotted with MICROMINE
by BMP
The Netherlands/
Switzerland
Scale
1:20000
DATE
Nov 2005
drawn
rfh
check
vz
FILE
wmin01
Active Mining Areas
Initial Development
(End of Year 1)
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN
26.2.7



Road1_N
Road2
Stock
Rail
Plotted with MICROMINE
The Netherlands/ Switzerland
Scale 1:20000
DATE Nov 2005
drawn rfh
check vz
FILE Wmin05
Active Mining Areas / Rehabilitated Land End-of-Year 5
GLOBAL ALUMINA MINERAL RESERVE & MINE PLAN
26.2.8



Plotted with MICROMINE
The Netherlands/ Switzerland
Scale 1:40000
DATE Nov 2005
drawn rfh
check vz
Active Mining Areas / Rehabilitated Land End-of-Year 15
GLOBAL ALUMINA MINERAL RESERVE & MINE PLAN
CONCESSION BOUNDARY
26.2.9


N
WestRoad
CONCESSION BOUNDARY
Plotted with MICROMINE
by BHAP
The Netherlands/
Switzerland
Scale
1:40000
DATE
Nov 2005
check
vz
drawn
rfh
FILE
wmin15
0
1000m
Active Mining Areas
/ Rehabilitated Land
End-of-Year 15
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN

26.2.10


N
CONCESSION BOUNDARY
Plotted with MICROMINE
by BHAP
The Netherlands/
Switzerland
Scale
1:75000
DATE
Nov 2005
check
vz
drawn
rfh
FILE
wmin24
0
2500m
Active Mining Areas
/ Rehabilitated Land
End-of-Year 24
GLOBAL ALUMINA
MINERAL RESERVE
& MINE PLAN

26.2.11



GEOLOGICAL AND MINING CONSULTANTS

Certificates of Qualifications

To: Global Alumina Corporation
And To: Guinea Alumina Corporation S.A.

Robert F. Herinckx

As an author of this report titled "Bauxite Resources, Reserves and Mine Plan" prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation, dated 23rd February, 2006 (The Technical Report), I hereby make the following statements:

1. My name is Robert F. Herinckx and I am a consulting mining engineer providing professional engineering consulting services. I am a partner in Butty Herinckx and Partners BV, Geological and Mining Consultants, The Netherlands. I reside at Noordschans 59, 4791RE Klundert, The Netherlands.
2. I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. I hold a BSc and a Masters Degree from the University of Delft (1968 resp. 1971). I am a member of the Royal Dutch Institute of Engineers KiVI and a professional member of the British MIMMM.
3. I have practiced my profession as an independent consulting engineer since 1985 and have had extensive experience in orebody modelling including bauxite and lateritic nickels deposits, technical studies, mine design and mine planning, cost estimating and economic evaluation of mineral properties for feasibility studies and as an independent technical auditor.
4. I have not visited the project site recently but I have previously visited adjacent bauxite properties in the country of Guinea as a consulting mining engineer on many occasions since 1985.
5. I have carried out the estimation of Mineral Reserves reported herein and I have prepared the complete mine plan. I am responsible for the following sections of the Technical Report: Summary, Accessibility, Deposit Type, Data verification, Mineral Reserve Estimate and the Mine Plan under Other Relevant Data, Interpretation, Conclusions and Recommendations.
6. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
7. I am independent of the Issuer applying the tests set out in section 1.4 of National Instrument 43-101.
8. I have not had any prior involvement with the property which is the subject of the Technical report.
9. I have read National Instrument 43-101 and Form 43-101F1, and have prepared the Technical Report in compliance with these and in conformity with generally accepted international mining industry practice.

Dated at Klundert, The Netherlands,
23rd February, 2006

Robert F. Herinckx
MSc, EurIng, CEng (UK), MIMMM

Switzerland
D.L. Butty, P.O. Box 46, CH-1070 Puidoux
Phone +41 21 926 18 57 - Fax +41 21 946 22 07

The Netherlands
R.F. Herinckx, Noordschans 59, 4791 RE Klundert
Phone +31 168 40 33 84 – Fax +31 168 40 49 37



GEOLOGICAL AND MINING CONSULTANTS

Certificates of Qualifications
To: Global Alumina Corporation
And To: Guinea Alumina Corporation S.A.

Dominique L. Butty
As an author of this report titled "Bauxite Resources, Reserves and Mine Plan" prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation, dated 23rd February, 2006 (The Technical Report), I hereby make the following statements:

1. My name is Dominique L. Butty and I am a consulting geologist providing professional geological consulting services. I am a partner in Butty Herinckx and Partners BV, Geological and Mining Consultants, The Netherlands. I reside at Route de Chardonne, 1604 Puidoux, Switzerland.
2. I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administrators. I hold a "Diplôme de Géologie" from the University of Lausanne, Switzerland (1970) and an MA degree in Computer Management from Leiden University (1985). I am a member of the Swiss Association of Geologists and of the European Federation of Geologists.
3. I have practiced my profession as an independent consulting geologist since 1986 and have had extensive experience interpreting geology in particular of bauxite and other lateritic mineralization, auditing and validating geological databases and estimating resources for feasibility studies and as an independent technical auditor.
4. I visited the project site for one week in February 2002 and November 2004. I have previously visited adjacent bauxite properties in the country of Guinea on many occasions since 1985.
5. I have carried out the estimation of mineral resources reported herein and I have prepared the reserve model for mine planning. I am responsible for the following sections of the Technical Report: Summary, Accessibility, Climate, History, Geological Setting, Deposit Type, Exploration, Drilling, Sampling Method and Approach, Sample Preparation, Data verification, Adjacent properties, Metallurgical Testing, Mineral Resource Estimate, Interpretation, Conclusions and Recommendations.
6. To the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.
7. I am independent of the Issuer applying the tests set out in section 1.4 of National Instrument 43-101.
8. I have not had any prior involvement with the property which is the subject of the Technical report.
9. I have read National Instrument 43-101 and Form 43-101F1, and have prepared the Technical Report in compliance with these and in conformity with generally accepted international mining industry practice.

Dated at Puidoux, Switzerland,
23rd February, 2006

Dominique L. Butty
MSc, MA, EuroGeol, CHGeolcert

Switzerland
D.L. Butty, P.O. Box 46, CH-1070 Puidoux
Phone +41 21 926 18 57 - Fax +41 21 946 22 07

The Netherlands
R.F. Herinckx, Noordschans 59, 4791 RE Klundert
Phone +31 168 40 33 84 – Fax +31 168 40 49 37



GEOLOGICAL AND MINING CONSULTANTS

CONSENT TO FILING OF TECHNICAL REPORT

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission

I, Robert F. Herinckx, am a qualified person (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for the preparation of the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan, Republic of Guinea" dated February 23, 2006 (the "Technical Report") prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation (the "Corporation").

I hereby consent to the written disclosure of the Technical Report and the public filing of the Technical Report by the Corporation.

Dated this 23rd of February, 2006,

Robert F. Herinckx, MSc, EurIng, CEng (UK), MIMMM

Switzerland
D.L. Butty, P.O. Box 46, CH-1070 Puidoux
Phone +41 21 926 18 57 - Fax +41 21 946 22 07

The Netherlands
R.F. Herinckx, Noordschans 59, 4791 RE Klundert
Phone +31 168 40 33 84 – Fax +31 168 40 49 37



GEOLOGICAL AND MINING CONSULTANTS

CONSENT TO FILING OF TECHNICAL REPORT

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission

I, Dominique L. Butty, am a qualified person (as such term is defined under National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") responsible for the preparation of the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan, Republic of Guinea" dated February 23, 2006 (the "Technical Report") prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation (the "Corporation").

I hereby consent to the written disclosure of the Technical Report and the public filing of the Technical Report by the Corporation.

Dated this 23rd February, 2006,

Dominique L. Butty, MSc, MA, EuroGeol, CHGeolcert

Switzerland
D.L. Butty, P.O. Box 46, CH-1070 Puidoux
Phone +41 21 926 18 57 - Fax +41 21 946 22 07

The Netherlands
R.F. Herinckx, Noordschans 59, 4791 RE Klundert
Phone +31 168 40 33 84 – Fax +31 168 40 49 37


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA FILES TECHNICAL REPORT

TORONTO, ON – February 28, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that it has filed a technical report dated February 23, 2006 and entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan (Republic of Guinea)" under its SEDAR reference page at www.sedar.com. The technical report was prepared for Guinea Alumina Corporation S.A., the Company's wholly-owned indirect subsidiary, by Butty Herinckx & Partners (Dominique L. Butty, Geologist; Rob. F. Herinckx, Mining Engineer). Mr. Butty and Mr. Herinckx are independent qualified persons for the purpose of National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*. Readers are encouraged to review the technical report in its entirety at www.sedar.com.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

Forward-Looking Statements

The information in this press release has been prepared as at February 28, 2006. Certain statements contained in this press release constitute "forward-looking statements". When used in this document, the words "anticipate", "expect", "estimate," "forecast," "planned" and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: estimates of future mineral production and sales; estimates of future production costs, cash costs, minesite costs and other expenses; estimates of future capital expenditures and other cash needs; statements as to the projected development of certain ore deposits, including estimates of exploration, development and other capital costs, and estimates of the timing of such development or decisions with respect to such development; estimates of reserves and resources, and statements regarding anticipated future exploration and feasibility study results; the anticipated timing of events with respect to the Company's minesites, and other statements regarding anticipated trends with respect to the Company's capital resources and results of operations. Such statements reflect the Company's views as at the date this press release was prepared and are subject to certain risks,

uncertainties and assumptions. Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the Company's dependence upon a single mining concession area for all of its future bauxite production; uncertainty of mineral reserve, mineral resource, mineral grade and mineral recovery estimates; uncertainty of future production, capital expenditures, and other costs; alumina, aluminium and other metals price volatility; currency fluctuations; mining risks; and governmental and environmental regulation. For a more detailed discussion of such risks and other factors, see the Company's interim management's discussion and analysis dated November 8, 2005, as well as the Company's other filings on www.sedar.com. The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, mining methods, capital costs, and location of surface infrastructure and actual results and final decisions may be quite different from those currently anticipated.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA SECURES WAIVER AND REVISED ALUMINA PURCHASE OPTION AGREEMENT

TORONTO, ON – March 7, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that it has entered into an agreement (the Termination and Option Agreement) dated March 2, 2006 with Marubeni Corporation (Marubeni) under which Marubeni has waived its option to purchase up to 20% of the expected annual alumina production from Global Alumina's proposed 2.8 million tonne per annum alumina refinery. The option was previously granted to Marubeni pursuant to an option agreement dated October 30, 2001. In consideration for its waiver of the option, Global Alumina has agreed to pay Marubeni a lump-sum payment of US$50,000.

Under the Termination and Option Agreement, Global Alumina also has agreed that, if the Company decides to construct a third processing line at its proposed refinery, the Company will commence negotiations with Marubeni for the purchase of up to 20% of the expected annual alumina production from the expanded capacity.

"Global Alumina's management team and I thank Marubeni for their strong support of our project from the early stages and their confidence in the future of the project," said Bruce Wrobel, Chairman and CEO, Global Alumina. "With purchase agreements for 55% of our initial alumina off-take already executed, Marubeni's decision enables us to satisfy the demand we have received from other strategic aluminium industry companies to participate in our project."

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0000
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Company's future growth, results of operations, performance and business

prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Company, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the timing of refinery construction and mine start up, expectations regarding the negotiation of contractual rights and expectations regarding the financing of the the Company's proposed refinery and ancillary activities and the sources of financing.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Company may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Company's dependence on a single mining property; the possible forfeiture of its mining concession in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Company's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Company's Annual Information Form to be filed on SEDAR on or before March 31, 2006. Although the forward looking information contained in this release is based upon what management of the Company believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES 2005 YEAR-END RESULTS

TORONTO, ON – March 14, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that the Company's Board of Directors has approved its financial and operating results for the fourth quarter and year-ended December 31, 2005. The text of the annual unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

2005 Highlights:

Significant corporate milestones included:

- an aggregate of $120 million received in 2005 in connection with the closing of equity investments; including warrants exercised after December 31, 2005, the total capital raised by the Company to date is approximately $244 million;
- conditional subscription agreements executed for an estimated total of $230 million (an estimated $180 million of equity and $50 million of convertible debt);
- the execution of an off-take agreement between Dubai Aluminium Company Limited, one of the largest single site aluminium smelters in the world, and Guinea Alumina Corporation, S.A., the Company's Guinean subsidiary, for 40% of the annual alumina production from the Company's proposed alumina refinery. The term of this off-take agreement is 20 years;
- approval of the Company's amended Basic Agreement for the development and construction of the proposed refinery by the Republic of Guinea's National Assembly and the subsequent decree promulgated by the President of the Republic of Guinea publishing the Basic Agreement as law;
- the election of David Suratgar, a global leader in infrastructure project finance, to the Board of Directors at the Company's 2005 shareholders meeting; and
- the completion of significant clearing, dredging and landfill work at the Port of Kamsar and the commencement of construction of the main access roads to the refinery site and the pioneer camp which will house the initial construction workers required for the development of the project.

In addition, on January 19, 2006, Guinea Alumina Corporation S.A. executed an off-take agreement with Glencore International AG for 420,000 tonnes per annum, representing 14% of the annual alumina production from the proposed refinery. On January 23, 2006, the Government of the Republic of Guinea issued a decree delineating the geographic coordinates of the bauxite mining concession granted to Global Alumina.

Significant financial highlights include:

- a net loss for year-ended December 31, 2005 of $17.3 million ($0.14 per share) versus $17.1 million ($0.18 per share) for the previous year;
- cash and cash equivalents of $86.7 million, including $15.3 million of restricted cash, at December 31, 2005 compared to $51.6 million on December 31, 2004; and

- construction-in-progress increased by $69.4 million to a total of $75.8 million at December 31, 2005 compared to a total of $6.4 million on December 31, 2004.

Capacity Expansion Announced

As a result of on-going engineering, the Corporation has determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. This change, coupled with anticipated cost increases for Project components, has led the Company to increase its preliminary estimate of the total cost of the Project from $2.45 billion to a range of $2.65 to $2.95 billion. The anticipated cost increases in Project components are due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices. In addition, the worldwide increase in new investment projects in the natural resource sector over the past several years has strained the availability of construction management resources, leading to less competitive contracting bids. The Corporation has not determined final cost estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts.

"I am pleased with the significant milestones Global Alumina achieved in 2005 towards our goal of operating one of the lowest cost alumina refineries in the world. On the financial side, we have continued to improve our cash position while making significant investments in equipment and the construction of the necessary project infrastructure. In addition Global Alumina has continued to strengthen its management team through the successful recruitment of industry leaders from the technical, operational and financial aspects of the aluminum industry," said Bruce Wrobel, Chairman and CEO of Global Alumina. "And while we are experiencing upward pressures to the capital costs of the alumina refinery as a result of the shortage of materials and equipment, due in part to the significant world-wide increase in investment in the natural resource sector, we believe that the impacts will be mitigated by increased revenue due to higher expected alumina pricing and the Company's decision to increase the planned output of the refinery to 3.0 million tones per year. In 2006, Global Alumina will build off 2005's momentum to continue to execute our aggressive timeline to construct the refinery."

Global Alumina's 2005 Annual General Meeting will be held at 9:30 am (Eastern Time) on May 8, 2006 at the King Edward Hotel, 37 King Street East, in downtown Toronto. "The management team and I look forward to meeting with shareholders at the Annual General Meeting and providing more detail about our 2005 achievements and 2006 goals," added Mr. Wrobel.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the negotiation of contractual rights; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminium; operating and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006. Although the forward looking information contained in this release is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward

looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.



Form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

ITEM 1: NAME AND ADDRESS OF REPORTING ISSUER

Global Alumina Corporation
44 Chipman Hill, 10th Floor
P.O. Box 7289
Saint John, New Brunswick E2C 4S6

Principal Offices:
245 Park Avenue, 38th Floor
New York, New York 10167

ITEM 2: DATE OF MATERIAL CHANGE

March 13, 2006

ITEM 3: PRESS RELEASE

A press release was issued by Global Alumina Corporation (the "Corporation") on March 14, 2006. A copy of the press release is attached hereto.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On March 13, 2006, the Board of Directors of the Corporation approved the unaudited financial statements and notes thereto (the "Financial Statements") and management's discussion and analysis (the "MD&A") for the financial year ended December 31, 2005.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On March 13, 2006, the Board of Directors of the Corporation approved the Financial Statements and MD&A for the financial year ended December 31, 2005.

Following is the text of the Financial Statements and the MD&A

Financial Statements

CONSOLIDATED BALANCE SHEETS
As at December 31, 2005 and 2004

(expressed in U.S. dollars)

	2005 $	2004 $
ASSETS		
Current assets		
Cash	71,413,258	51,554,031
Restricted cash (note 9)	15,316,955	-
Prepaids	2,131,217	49,000
Due from affiliates and other assets	35,524	126,239
	88,896,954	51,729,270
Engineering contracts (note 3)	-	593,805
Construction-in-progress (note 4)	75,836,168	6,399,812
Property, plant and equipment (note 4)	8,644,094	33,898
	173,377,216	58,756,785
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	15,426,923	4,132,350
Shareholders' Equity		
Capital stock and other equity (note 6)	201,360,887	81,477,424
Contributed surplus	982,167	271,484
Accumulated deficit	(44,392,761)	(27,124,473)
	157,950,293	54,624,435
	173,377,216	58,756,785

Approved by the Board of Directors

(signed) Bruce J. Wrobel
Bruce J. Wrobel
Director

(signed) Micheal J. Cella
Micheal J. Cella
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(expressed in U.S. dollars)

	Years ended December 31, 2005	2004	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2005
	$	$	$
Other income			
Interest	759,923	406,773	1,166,696
Other	297,497	33,900	987,728
	1,057,420	440,673	2,154,424
Expenses			
Engineering	25,178	9,340,006	15,041,729
Professional fees	10,087,779	5,426,554	18,793,439
General and administrative	6,685,958	2,256,951	10,675,506
Amortization	1,526,793	491,822	2,018,615
	18,325,708	17,515,333	46,529,289
Loss for the year	(17,268,288)	(17,074,660)	(44,374,865)
Basic and diluted loss per share (note 8)	(0.14)	(0.18)	(0.29)
Deficit - Beginning of year	(27,124,473)	(10,031,917)	
Reverse takeover costs	-	(17,896)	
Loss for the year	(17,268,288)	(17,074,660)	
Deficit - End of year	(44,392,761)	(27,124,473)	

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2005 and 2004

(expressed in U.S. dollars)

	Years ended December 31, 2005 $	Years ended December 31, 2004 $	Cumulative period from July 21, 1999 (date of incorporation) to December 31, 2005 $
Cash provided by (used in)			
Operating activities			
Loss for the year	(17,268,288)	(17,074,660)	(44,374,865)
Stock options (note 6)	710,682	271,483	1,232,165
Common stock issued for services	-	-	50,000
Amortization	1,526,793	491,822	2,018,615
	(15,030,813)	(16,311,355)	(41,074,085)
Changes in non-cash items relating to operating activities			
Prepaids	(2,077,390)	(49,000)	(2,126,390)
Due from affiliates and other assets	90,715	(218,178)	(127,463)
Accounts payable and accrued liabilities	11,294,573	2,325,432	15,372,553
Accrued interest	-	(5,000)	-
Cash used in operating activities	(5,722,915)	(14,258,101)	(27,955,385)
Investing activities			
Acquisition of Aluminpro (note 3)	-	(576,684)	(576,684)
Additions to other assets	(9,543,184)	(39,879)	(9,583,063)
Additions to construction-in-progress	(69,436,356)	(6,399,812)	(75,836,168)
Restricted cash	(15,316,955)	-	(15,316,955)
Payments to affiliates	-	-	(71,099)
Cash used in investing activities	(94,296,495)	(7,016,375)	(101,383,969)
Financing activities			
Proceeds from issuances of common shares	119,883,464	73,069,924	200,556,888
Deferred financing charges	(4,827)	-	(4,827)
Collection of stock subscription receivable	-	4,000	4,000
Repayment of note payable	-	(300,000)	-
Proceeds from affiliates	-	-	196,551
Cash provided by financing activities	119,878,637	72,773,924	200,752,612
Net increase in cash	19,859,227	51,499,448	71,413,258
Cash - Beginning of year	51,554,031	54,583	-
Cash - End of year	71,413,258	51,554,031	71,413,258

(expressed in U.S. dollars)

1. Nature of operations

Global Alumina Corporation (Global Alumina or the company), then known as Global Alumina Products Corporation (GAPCO), filed articles of continuance under the New Brunswick Business Corporations Act on May 26, 2004. GAPCO completed a reverse takeover transaction with PL Internet Inc. (PLI) on May 25, 2004 and subsequently changed its name to Global Alumina. Global Alumina's business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea (Guinea). Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd. (formerly Boke Alumina Corporation, Ltd.), a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. (formerly Boke Alumina Corporation S.A.R.L.). At the annual general meeting held on April 28, 2005, the company's shareholders approved a change to the company's name from Global Alumina Products Corporation to Global Alumina Corporation.

The company is solely focused on the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. In 2001, the company discontinued development of an aluminum smelter project for which it had incurred cumulative directly attributable expenditures of $1,630,000. The balance of the cumulative expenses to date relates to the alumina refinery project.

On October 15, 2004, the company and the Ministry of Mines and Geology (Ministry) of the Republic of Guinea signed an agreement (the basic agreement) for the construction and operation of an alumina plant refinery at Sangaredi. The basic agreement is a comprehensive investment and concession agreement that grants the company exclusive rights to build and operate an alumina refinery.

On May 17, 2005, the company and the Ministry signed an amendment to the basic agreement that modified certain terms. On May 19, 2005, the Republic of Guinea's national assembly unanimously ratified the amended basic agreement. On July 4, 2005, the president of the Republic of Guinea signed a decree adopting the amended basic agreement into law.

The company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The company is directing substantially all of its efforts to various set-up activities, including engineering, development, raising capital and preliminary construction activities.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Principles of consolidation

The consolidated financial statements include the accounts of Global Alumina Corporation and its direct and indirect wholly owned subsidiaries, Aluminpro Aluminium Industry Professionals Inc., Global Alumina Services Company, Global Alumina International, Ltd., Guinea Alumina Corporation, Ltd. and Guinea Alumina Corporation, S.A. All material intercompany transactions and balances have been eliminated.

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results could differ from those estimates.

Income taxes

The company uses the asset and liability method of accounting for income taxes, under which future income tax assets and liabilities are recognized for the estimated future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using income tax rates in effect for the period in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates or laws is recognized as part of the provision for income taxes in the period the changes are considered substantively enacted.

Future income tax benefits attributable to these differences, if any, are recognized to the extent that the realization of such benefits is more likely than not.

Foreign currency translation

Reporting currency

The consolidated financial statements are presented in U.S. dollars (the reporting currency).

The financial statements of the company's fully integrated subsidiaries are translated into U.S. dollars using the temporal method. Monetary items are translated into U.S. dollars at

the rate of exchange in effect at the balance sheet date. Non-monetary items are translated at historical exchange rates, with corresponding amortization translated at the same exchange rates as the assets to which they relate. Revenues and expenses are translated into U.S. dollars at the rates of exchange prevailing when the underlying transactions occurred. Foreign exchange gains or losses on translation are recognized in the consolidated statements of operations.

Foreign currency transactions and balances

The U.S. dollar is the functional currency of the company. Foreign currency transactions are translated using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of operations.

Basic and diluted earnings per share

Basic earnings/(loss) per share is computed by dividing earnings/(loss) for the year by the weighted number of common shares outstanding during the year. Diluted earnings/(loss) per share is computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings/(loss) per share calculation is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued at the beginning of the year. Potential common shares represent the common shares issuable upon the exercise of stock options or warrants. Potential common shares are excluded from the calculation if their effect is antidilutive.

Development costs

The company follows the provisions of Accounting Guideline No. 11 (AcG-11), "Enterprises in the Development Stage," of The Canadian Institute of Chartered Accountants (CICA) Handbook. Development costs are capitalized only if they meet the following criteria: the product or process is clearly defined and costs attributable thereto can be defined; the technical feasibility of the process has been established; management of the company has indicated its intention to produce and market the process; the future market has been clearly defined; and adequate resources exist, or are expected to be available, to complete the project. As at December 31, 2005, the company has determined that it did not meet all of these criteria. Accordingly, all development costs have been expensed.

Property, plant and equipment

Property, plant and equipment comprise construction-in-progress, leasehold improvements, motor vehicles and equipment and are recorded at carrying values less amortization. The company's policy is to recognize 50% of the amortization charge in the year of addition to construction equipment, motor vehicles and equipment. Leasehold improvements are amortized on a straight-line basis over the life of the related lease. The

other capital assets are amortized on a straight-line basis over their estimated useful lives, as follows:

Motor vehicles	30%
Construction equipment	20%
Equipment	30%

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable in accordance with CICA Handbook Section 3063, "Impairment of Long-lived Assets." Under that standard, an impairment loss is recognized when the carrying amount of an asset exceeds the projected undiscounted future net cash flows expected from its use and disposal. The impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is determined by discounted cash flows when quoted market prices are not available. Future amortization will be charged based on the post-impairment carrying value.

Beginning October 1, 2004, in accordance with CICA Handbook Section 3061, "Property, Plant and Equipment," the company has commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery is available for commercial production.

The company will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;
(b) a change in the manner in which the project asset is expected to be used;
(c) a construction interruption for an extended period of time;
(d) physical damage; and
(e) a change in law or the environment which significantly affects completion.

Engineering contracts

Engineering contracts attributable to the Aluminpro acquisition were amortized over a 12-month period commencing on July 19, 2004, the effective date of the transaction (note 3).

Stock option plans

The fair value of stock options granted is recognized as compensation expense on a straight-line basis over the applicable stock option vesting period and included in general and administrative expenses in the consolidated statements of operations and as contributed surplus within capital stock on the consolidated balance sheets. The

consideration received on the exercise of stock options is credited to share capital at the time of exercise.

3. Business acquisition

On July 19, 2004, the company acquired all of the outstanding share capital of Aluminpro Aluminum Industry Professionals Inc. (Aluminpro), a limited liability company formed in 2000 to provide marketing and administrative services for its membership, which is made up of senior professionals in the aluminum industry.

The purchase price of $1,000,000 consisted of $500,000 in the form of a cash payment and the balance consisted of 500,000 units of Global Alumina valued at $1 each (Global Alumina units). Each Global Alumina unit consists of one common share of Global Alumina (a Global Alumina common share) and one-half of one warrant of Global Alumina (each whole warrant a Global Alumina warrant). Each Global Alumina warrant entitles the holder thereof to purchase an additional Global Alumina common share at a price of $1.50 per share until July 19, 2006. The consolidated statement of cash flows for the year ended December 31, 2004 reflects cash outflows of $500,000 as part of the cost of the Aluminpro acquisition.

Concurrently with the transaction, the company entered into a consulting services agreement with the owner members of Aluminpro for services in connection with the alumina refinery project. The consulting agreement was initially for a period of one year and is automatically renewed for 90-day periods (renewal term) unless terminated by either party at least 30 days prior to the end of the renewal term. The total cost of purchase, including transaction costs, amounted to $1,095,000 and has been allocated as follows:

	$
Cash	18,316
Accounts receivable and other assets	33,514
Accounts payable and other liabilities	(36,475)
Engineering contracts	1,079,645
	1,095,000

Engineering contracts have been fully amortized as at December 31, 2005.

4. Property, plant and equipment

			2005
	Cost $	Accumulated amortization $	Net $
Motor vehicles	276,846	50,287	226,559
Construction equipment	8,166,265	816,627	7,349,638
Equipment	299,306	48,376	250,930
Leasehold improvement	840,647	23,680	816,967
Construction-in-progress	75,836,168	-	75,836,168
	85,419,232	938,970	84,480,262

			2004
	Cost $	Accumulated amortization $	Net $
Motor vehicles	29,200	4,380	24,820
Construction equipment	-	-	-
Equipment	10,680	1,602	9,078
Leasehold improvement	-	-	-
Construction-in-progress	6,399,812	-	6,399,812
	6,439,692	5,982	6,433,710

5. PL Internet Inc. merger

On March 12, 2004, GAPCO entered into a definitive agreement of arrangement (the arrangement) with PLI, an Ontario reporting issuer, under which it proposed that pursuant to a court-approved plan of arrangement in the British Virgin Islands, GAPCO shareholders would exchange their shares of GAPCO for shares of PLI (the share exchange), resulting in GAPCO becoming a wholly owned subsidiary of PLI. The share exchange was completed on May 25, 2004. For accounting purposes, the transaction is considered a reverse takeover whereby GAPCO is considered the acquiring company as the shareholders of GAPCO acquired more than 50% of the issued and outstanding shares of PLI. Prior to the share exchange, PLI filed amended articles of incorporation (the amendment) to consolidate its outstanding share capital and to change its name to Global Alumina Products Corporation. Following the share exchange, on May 26, 2004, Global Alumina changed its jurisdiction of incorporation from Ontario to New Brunswick by filing articles of continuance under the New Brunswick Business Corporations Act.

Global Alumina then continued as a public company and a reporting issuer in Ontario. Global Alumina listed its common shares on the TSX Venture Exchange effective June 15, 2004. The transaction resulted in the company's assumption of PLI's net liabilities in the amount of $121,915. Transaction costs incurred by PLI relating to the share exchange have been recorded as a charge to the retained earnings of the company to the extent of cash in PLI in the amount $16,502, with the balance recorded as a period expense in the company's statement of operations and deficit for the three months ended June 30, 2004. The total transaction costs incurred by the company with respect to the share exchange amounted to approximately $635,000 and have been included in professional fees in the company's statement of operations and deficit. The effects of the PLI merger on the company's share capital are as follows:

	Number of common shares	$	Total $
PLI share capital balance - January 1, 2004	7,249,410	255,227	255,227
Issued for cash	600,000	30,660	30,660
PLI share capital balance - March 31, 2004	7,849,410	285,887	285,887
Stock consolidation (a)	(2,849,787)	-	-
PLI share capital transfer to deficit (b)	-	(285,887)	(285,887)
Deemed issuance by the company	4,999,623	-	-

(a) The issued and outstanding shares of PLI were consolidated from 7,849,410 to 4,999,623 shares.

(b) PLI's share capital was eliminated against the company's retained earnings to reflect the continuity of the company's share capital.

6. Capital stock and other equity

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 177,682,746 and 118,244,623 shares as at December 31, 2005 and 2004, respectively.

	Number of common shares	$	Number of warrants	$	Total $
Balance - January 1, 2003 and 2004	47,160,000	7,907,500	4,000,000	-	7,907,500
Shares issued in private placements (a)	65,385,000	68,793,880	29,000,000	3,976,044	72,769,924
PLI share exchange (note 6)	4,999,623	-	-	-	-
Aluminpro acquisition (note 3)	500,000	455,600	250,000	44,400	500,000
Warrants exercised during the year	200,000	331,806	(200,000)	(31,806)	300,000
Balance - December 31, 2004	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Shares issued in private placements (b)	57,222,222	117,150,437	-	-	117,150,437
Warrants exercised during the year (c)	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance - December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887

(a) Private placements - 2004

On February 3, 2004, GAPCO closed a private placement offering, which raised gross proceeds of $50 million before commissions, fees and related transaction costs of approximately $5 million through the issuance of 50,000,000 units at $1.00 per unit. Each unit consisted of one common share of the company and one-half of one warrant. Each whole warrant may be exercised to acquire one common share of the company at an exercise price of $1.50 per common share for a period of 24 months after the closing date (February 3, 2006). The proceeds of the offering will be used to complete the detailed design phase of the alumina refinery project, including engineering, preliminary construction and other work and working capital in preparation for the offering and sale of additional equity, construction loan closing and commencement of construction of the project. The net proceeds from the offering amounted to $44,775,614 after deducting agents' fees and related expenses of $4,724,386 and non-cash consideration of $500,000. The net proceeds of $44,775,614 were allocated between shares and warrants based on their respective fair values using the Black-Scholes option pricing model. The principal assumptions used in applying the Black-Scholes option pricing model were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	2 years

On December 23, 2004, the company closed a private placement offering, which raised gross proceeds of $30,000,750 before commissions, fees and related transaction costs of approximately $2,006,440 through the issuance of 15,385,000 common shares at $1.95

per common share. The proceeds of the offering will be used to fund early stage construction of the alumina refinery project. The net proceeds from the offering amounted to $27,994,310 after deducting agents' fees and other related expenses.

(b) Private placements - 2005

On September 30, 2005, the company closed a private placement to Dubai Aluminium Company Limited (DUBAL) of 10,000,000 common shares at $2.00 per unit for gross proceeds of $20 million. The offering expenses for the DUBAL private placement amounted to $120,435.

On August 18, 2005, the company entered into an agreement with Emirates International Investment Company LLC (EIIC) as follows:

(i) Purchase 25,000,000 common shares for cash proceeds of $50 million. On October 20, 2005, the company closed a private placement with EIIC of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million. The offering expenses for the EIIC private placement amounted to $2,627,575.

(ii) Purchase a $50 million principal amount convertible debenture of the company, bearing interest at the rate of 10% per annum, maturing five years after the date of purchase. EIIC will be entitled to request the company to convert the debenture into common shares of the company at $2.80 per share if certain events, as specified in the agreement, occur. As at December 31, 2005, the debenture has not been issued.

On December 29, 2005, the company closed a private placement to IDB Infrastructure Fund L.P. (IDBIF), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. The offering expenses for the IDBIF private placement amounted to $101,541.

(c) A total of 2,215,901 warrants were exercised during 2005 at exercise prices ranging from $1.00 to $1.50, for net proceeds of $2,733,026. Details of the 30,834,099 share purchase warrants issued and outstanding as at December 31, 2005 are as follows:

Number of Shares Exercisable	**Expiry Date**	**Exercise Price**
23,765,749	February 3, 2006	$1.50
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.50
2,818,350	February 3, 2008	$1.50

Subsequent to year-end, 22,136,899 warrants with an expiry date of February 3, 2006 were exercised for cash proceeds of $33,205,349. The remaining 1,628,850 warrants expired unexercised.

Stock options

In May 2004, the company adopted a stock option plan (the plan), which provides employees, directors, officers and consultants of the company with the opportunity to acquire common shares of the company through the exercise of stock options. Ten million common shares have been reserved for issuance under the plan. Stock options granted under the plan are limited to a maximum term of ten years. During 2005, the following awards were made. On March 10, 2005, a total of 752,000 stock options (net of cancellations) were granted with an exercise price of $2.50, a vesting period over three years and a maximum term of five years. On July 25, 2005, a total of 483,500 stock options were granted with an exercise price of $1.40, a vesting period over three years and a maximum term of five years. On November 8, 2005, a total of 75,000 stock options were granted with an exercise price of $1.57, a vesting period over three years and a maximum term of five years. During 2004, a total of 1,035,000 stock options were granted.

Stock-based compensation

The company accounts for stock options granted under its employee stock option plan using the fair value method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of stock options granted during the year ended December 31, 2005 was estimated to be $1,069,212 (2004 - $587,347). Expenses in the amount of $710,682 and $271,484 have been recognized for the years ended December 31, 2005 and 2004, respectively. No stock options have been exercised as of December 31, 2005 and the unvested unamortized fair value of stock options granted amounts to $674,391 (2004 - $315,862).

The Black-Scholes model was developed for use in estimating the fair value of traded stock options that have no vesting restrictions. In addition, such models require the use of subjective assumptions, including expected share price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the awards for the year ended December 31, 2005 were as follows:

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	2 years

A summary of the status of the company's plan is as follows:

	Number of stock options	Weighted average exercise price $
Outstanding - January 1, 2004	-	-
Granted	1,035,000	1.50
Outstanding - December 31, 2004	1,035,000	1.50
Granted	1,380,500	2.04
Cancellations	(70,000)	(2.50)
Outstanding - December 31, 2005	2,345,500	1.80
Exercisable - December 31, 2005	517,500	1.50

	Options outstanding			Options exercisable		
Range of exercise prices $	Number outstanding as at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price $	Number outstanding as at December 31, 2005	Weighted average remaining contractual life	Weighted average exercise price $
1.50 - 1.52	1,035,000	3.4 years	1.50	517,500	3.4 years	1.50
2.50	752,000	4.2 years	2.50	-	-	-
1.40	483,500	4.6 years	1.40	-	-	-
1.57	75,000	4.8 years	1.57	-	-	-

7. Income taxes

The company's income tax provision (recovery) has been calculated as follows:

	2005 $	2004 $
Loss for the year	(17,268,288)	(17,074,660)
Income tax (recovery) provision at combined Canadian federal and provincial statutory rates	(6,064,623)	(5,915,589)
Current year losses not recognized	6,260,681	1,353,932
Permanent differences	-	67,530
Increase in valuation allowance	(196,058)	4,494,127
Provision for (recovery of) income taxes	-	-

The following summarizes the principal temporary differences and the related future income tax effect:

	2005 $	2004 $
Capital assets	4,271,000	4,063,000
Non-capital losses carried forward	3,049,000	236,000
Reorganization costs	1,382,000	820,000
Net future income tax asset	8,702,000	5,119,000
Valuation allowance	(8,702,000)	(5,119,000)
Net future income tax asset recorded	-	-

As at December 31, 2005, the company has Canadian non-capital losses that expire as follows:

Year of expiry	$
2014	936,000
2015	4,916,000

8. Loss per share

The computations for basic loss per share are as follows:

	2005 $	2004 $
Net loss for the year	(17,268,288)	(17,074,660)
Weighted average number of common shares	127,340,000	93,390,000
Loss per common share	(0.14)	(0.18)

In 2005 and 2004, all options and warrants were excluded from the computation of diluted loss per share because their effect was not dilutive.

9. Commitments

The company has entered into operating lease arrangements for its leased premises. For the year ended December 31, 2005, the total amount paid under these operating leases was $108,724.

	Year ending December 31, $
2006	652,344
2007	652,344
2008	652,344
2009	652,344
2010	652,344
Thereafter	489,258
Total	3,750,978

The commitment amounts have not been reduced by the sublease income earned by the company, as disclosed in note 11.

Effective March 1, 2004, GAPCO appointed two financial advisers, one in connection with securing equity and the other in connection with raising limited recourse debt, for development and construction funding of the project. GAPCO agreed to pay its financial advisers an aggregate monthly retainer of $75,000 and success fees based on an agreed upon formula. The success fees to the advisers will accrue upon receipt of commitment letters for project associated equity and debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with the debt adviser will continue until the earlier of the consummation of debt financing and January 1, 2007. Effective May 27, 2005, Global Alumina terminated the agreement with the equity adviser.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. (Technip) under which Technip will assume the role of engineering, procurement and construction contractor for the construction of Global Alumina's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery (phase one) and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. Under the memorandum of understanding, it was anticipated that phase one would be completed by October 30, 2005. The company and Technip are currently in negotiations to expand the scope and extend the time period for completion of phase one. The company estimates that payments to Technip in connection with the completion of phase one will total approximately $25 million.

On February 25, 2005, Global Alumina entered into an insurance service agreement with Willis Risk Solutions (Willis) pursuant to which Willis will procure insurance coverage, in its capacity as an insurance broker, and provide account management services in connection with the project. The agreement is effective for a period beginning as of January 1, 2005 and continuing until the completion of the project. The total fee payable to Willis under the agreement is $785,000, excluding premiums applicable to insurance policies purchased though Willis as insurance broker.

During the year, the company entered into an off-take agreement with DUBAL (note 11) committing 40% of future annual production at a specified percentage of the three-month forward price for high-grade aluminium as quoted on the London Metal Exchange.

As at December 31, 2005, the company had a letter of credit outstanding for $15,316,955 relating to dredging activities for construction of the port facilities in Guinea. The company is required to keep cash on hand in this amount until the letter of credit expires on April 28, 2006. Effective January 25, 2006, the letter of credit was reduced to $6,612,200.

From time to time, the company enters into employment contracts with its senior executives that reflect standard commercial terms, including employment guarantees, in the alumina industry.

10. Segmented information

The company considers that it operates only in one reportable industry segment, namely, the design, finance, construction and operation of an alumina refinery, and associated infrastructure improvements. At December 31, 2005, the company's total property, plant and equipment amounted to $84,480,262, consisting of construction-in-progress of $75,836,168 and other assets of $8,644,094, nearly all of which are located in the Republic of Guinea.

11. Related party transactions

During the year ended December 31, 2005, the company has had the following related party transactions.

The company has had an agreement to pay Karalco Resources Ltd. (Karalco) a monthly retainer for professional services regarding development activities with respect to the alumina refinery project. Karalco is controlled by a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the project and the level of activity required of Karalco on behalf of Global Alumina. The monthly retainer payments are designed to reflect an estimated portion that is attributable to the out-of-pocket and related administrative expenses (incidental expenses) incurred by Karalco. The company periodically reviews the terms and conditions of the arrangement with Karalco and resets the retainer to reflect such changes in estimates.

The total payments with respect to the monthly retainer, reimbursement of the incidental expenses and the incentive-based compensation in connection with the ratification of the basic agreement and promulgation of the presidential decree, for the year ended December 31, 2005 amounted to $1,270,000 (2004 - $585,000).

The company has an agreement with Herakles Capital Corp. (Herakles), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's chief executive officer and a shareholder of the

company. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. The total payments for the year ended December 31, 2005 amounted to approximately $1,181,000 (2004 - $543,000). Bruce Wrobel is also the chief executive officer of Sithe Global Power, LLP (Sithe Global), which has provided and continues to provide professional services to the company. Sithe Global is reimbursed at cost. The total payments for the year ended December 31, 2005 amounted to approximately $218,000 (2004 - $nil). Prior to September 2004, Bruce Wrobel was the chief executive officer of Sithe Energies, Inc. (Sithe Energies), which formerly provided professional services to the company. Sithe Energies was reimbursed at cost. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $nil and $140,000, respectively. In January 2005, when there was a change of control at Sithe Energies, the relationship with the company terminated.

The company also has an agreement to reimburse Herakles for occupancy expenses. Occupancy expenses for the year ended December 31, 2005 were approximately $215,000 (2004 - $86,000). This arrangement terminated when the company moved in December 2005 to new offices which are shared with Sithe Global. Sithe Global reimburses the company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the company amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004 respectively.

A director of the company is also the director, corporate and commercial development for DUBAL. DUBAL and the company are parties to the DUBAL subscription agreement and the DUBAL off-take agreement.

Amounts due to and from affiliates represent short-term unsecured non-interest-bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

12. Financial instruments

Fair value of financial instruments

The company's financial instruments include cash and amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Interest rate exposure

The company has no long-term debt outstanding.

Foreign currency risk

The company is exposed to foreign currency translation risk due to cash and accounts payable denominated in Canadian dollars and Guinean francs. As at December 31, 2005, assets consisting principally of cash and cash equivalents denominated in Canadian dollars totalled $15,435 (2004 - $700) and in Guinean francs totalled $176,395 (2004 - $140,059). The company does not enter into arrangements to hedge its foreign currency risk.

13. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

14. Subsequent events

On January 13, 2006, Global Alumina entered into a three-party agreement with the Government of the Republic of Guinea and Compagnie des Bauxites de Guinée (CBG) with respect to the respective bauxite mining rights of Global Alumina and CBG in Guinea. The agreement defines the conditions under which CBG transfers to the Republic of Guinea certain mining rights it held in its initial territory and identifies additional mining rights CBG will receive from the government as compensation for the rights transferred in order to satisfy CBG's long-term needs. The Government of Guinea in turn agreed to grant the mining rights released by CBG to Global Alumina.

On January 23, 2006, the Government of Guinea issued a formal decree granting to Global Alumina a bauxite mining concession. The concession is for a 25-year term, renewable in accordance with the basic agreement.

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2005 and 2004, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com. At the annual general meeting held on April 28, 2005, the Corporation's shareholders approved a change to the Corporation's name from Global Alumina Products Corporation to Global Alumina Corporation.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is March 13, 2006.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations,

performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following:

- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine start up;
- expectations regarding the negotiation of contractual rights;
- expectations regarding the financing of the Project (as defined below) and the sources of financing;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and
- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties

materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) on May 26, 2004.

Global Alumina's business is the development of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine to supply the refinery, port, railway and road infrastructure and all other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. ("GAC") (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands Corporation, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. ("Guinea Alumina") (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), a subsidiary of Global Alumina. To date, it has incurred a cumulative deficit of $44,392,761 since the commencement of operations on July 21, 1999.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants GAC and Guinea Alumina exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangaredi. On May 17, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxite de Guinée ("CBG"), a

joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

Off-take Agreement Discussions

On September 30, 2005, Guinea Alumina entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") with Dubai Aluminium Company Limited ("DUBAL") to purchase on a take or pay basis 40% of the annual production from the proposed refinery at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange (the "LME"). The percentage has been fixed for ten years of the contract and fixed within a range thereafter.

On January 24, 2006, Guinea Alumina entered into a 20 year purchase and sale agreement with Glencore International AG ("Glencore") to purchase on a take or pay basis 420,000 tonnes of alumina (representing 14% of the projected annual production from the proposed refinery) at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the LME subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") for the purchase of up to 25% of the annual production from the proposed refinery. Under the Mitsubishi Option, after the date on which the Corporation has secured long-term purchase and sale agreements for 75% of the annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation of its intent to exercise all or part of its option to purchase the remaining 25% of the annual production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the Arrangement.

On October 30, 2001, GAPCO granted an option to Marubeni Corporation ("Marubeni") for the purchase of up to 20% of the annual production from the proposed refinery, on similar terms to the Mitsubishi Option. Under an agreement dated March 2, 2006 (the "Marubeni Option Agreement"), Marubeni agreed to terminate this option in consideration for a lump-sum payment of $50,000 from Global Alumina. Under the Marubeni Option Agreement, the Corporation has

also granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Under a memorandum of understanding, entered into in May 2005 with China Alumina Group, Ltd. ("CAG"), CAG expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery and to acquire an equity interest in Global Alumina. The memorandum of understanding has expired, but the parties remain in discussion with respect to off-take arrangements.

Selected Quarterly Information (unaudited)

	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004	Quarter ended March 31, 2004
Total revenues (interest and fee income)	$488,573	$189,402	$192,209	$187,236	$125,901	$126,368	$113,322	$75,082
Net loss	(6,434,571)	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)	(1,453,702)
Net loss per share	(0.05)	(0.03)	(0.03)	(0.03)	(0.02)	(0.08)	(0.06)	(0.02)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no revenue prior to 2009 at the earliest.

Global Alumina's operations during the year ended December 31, 2005 produced a net loss of $17,268,288 or $0.14 per share (2004 - $17,074,660 or $0.18 per share). Interest income for the year was $759,923 (2004 - $406,773). The interest income in 2005 and 2004 was earned on the proceeds realized from the private placements described under "Liquidity and Capital Resources".

The "Breakdown of Expenditures" table below provides a summary analysis of operating expenditures for each of the three years ended December 31, 2005. Coincident with an upturn in the market for alumina in 2004, the Corporation substantially accelerated its alumina refinery project development, engineering, financing and other pre-construction activities. This increased activity is reflected in the substantial increase in capital expenditures related to construction-in-progress in 2005 as compared to 2004. The expenditures related primarily to the refinery basic engineering, port engineering and design, environmental and other infrastructure engineering. The decrease in engineering expenses is mainly due to the Corporation's decision to capitalize all costs directly related to the construction of the refinery beginning October 1, 2004. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the year ended December 31, 2005 were $69,461,534, of which $25,178 was recorded as engineering expenses in the Consolidated Statements of Operations and Deficit and $69,436,356 was capitalized and shown on the Consolidated Balance Sheet as construction-in-

progress as compared to $6,399,812 of construction-in-progress and $9,340,006 in engineering expenses for the year ended December 31, 2004.

Professional and consulting fees include expenses related to consulting, legal, financing and accounting services. Increased capital raising activities and the negotiation of off-take agreements with DUBAL, Glencore and other strategic parties resulted in the increase in professional and consulting fees in 2005 as compared to 2004. The significant components of general and administrative expenses include Guinean operating expenses, travel and living expenses and insurance expenses. General and Administrative expenses increased by $4,429,007 to $6,685,958 in 2005 due primarily to the expansion of the operations in Guinea as the Corporation accelerated its pre-construction activities. Amortization expense in 2005 was $1,526,793, an increase of $1,034,971 over the prior year. The increase was due primarily to the acquisition in 2005 of construction equipment in Guinea. Of the total amortization charges in 2005, $593,805 relates to the amortization of engineering contracts attributable to the acquisition of Aluminpro in July 2004. The intangible assets were amortized over a twelve month period commencing July 2004 and were fully amortized as at December 31, 2005.

Capital Expenditures

The Corporation's current preliminary estimate of the total cost of the Project is in the range of $2.65 to $2.95 billion. The anticipated increase in the total Project cost is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices, in addition to the substantial increase in new investment in the natural resource sector over the past several years. In addition, as a result of on-going engineering, the Corporation has determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. Expenditures to date on the Project are approximately $91 million. The Project development schedule contemplates that bauxite production from the Mining Concession will commence in 2008, initial alumina production from the refinery will commence in early 2009 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity by 2010. If the Corporation does not realize the refinery by January 2012, the Mining Concession will revert to the Government of Guinea.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years. In addition, the Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected

persons and on the outcome of negotiations with those persons and cannot be predicted with certainty. Such costs could be material.

Breakdown of Expenditures

Expenditures	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Construction-in-progress	69,436,356	6,399,812	Nil
Engineering	25,178	9,340,006	106,328
Professional fees	10,087,779	5,426,554	815,512
General and administrative	6,685,958	2,256,951	205,784
Amortization	1,526,793	491,822	Nil
Total expenditures	87,762,064	23,915,145	1,127,624

Liquidity and Capital Resources

At December 31, 2005, the Corporation had working capital of $73,470,032, compared to working capital of $47,596,920 at December 31, 2004. The increase is primarily attributed to the Corporation receiving net proceeds of $117,150,448 from the private placements described below.

Private Placements

On September 30, 2005, the Corporation closed a private placement to DUBAL of 10,000,000 common shares at $2.00 per share for gross proceeds of $20 million (the "Initial Subscription"). The subscription proceeds are shown as a receivable at September 30, 2005 and were received by the Corporation on October 3, 2005. The offering expenses for the Initial Subscription were $120,435.

On October 20, 2005, the Corporation closed a private placement to Emirates International Investments LLC ("EIIC") of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million. The offering expenses for the EIIC private placement amounted to $2,627,575.

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. The offering expenses for the IDBIF private placement amounted to $101,541.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2007.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $21,107,615 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the current negotiations between the Corporation and Technip with respect to the scope and time period for completion of Phase One.

Under a memorandum of understanding dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "Joint MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. The parties agreed to negotiate a more detailed agreement with the Corporation. Under the Joint MOU, the Corporation will reimburse CCIC and CB&I for direct works performed during the early works and mobilization phase of the refinery, based on a schedule to the Joint MOU setting out hourly rates applicable to specified personnel. CB&I is currently engaged in the engineering work in connection with the precipitation unit of the proposed refinery. To date, the Corporation has made aggregate payments of $8,455,985 and $851,221 to CCIC and CB&I, respectively.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. As of December 31, 2005, there was one letter of credit outstanding for $15,316,955 in connection with dredging activities for construction of the port facilities in Guinea. Global Alumina is required to keep cash on hand in this amount until the letter of credit expires on April 28, 2006. As of January 25, 2006, the amount of the outstanding letter of credit was reduced to $6,612,200.

The Corporation expects that it will have sufficient cash resources to meet its non-discretionary operating and capital expenditure requirements through to the end of 2006. Management will adjust the Corporation's discretionary operating and capital expenditures according to its available capital resources during 2006. The Corporation will require substantial additional debt and equity financing in order to maintain its current anticipated construction schedule for initial alumina production in 2009. The Corporation has entered into equity financing agreements as

described under "Financing Agreements" below and is continuing discussions with other potential strategic equity investors.

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. Global Alumina anticipates the need to raise approximately $1 billion pursuant to equity offerings and an estimated $1.80 billion of debt capital to complete the Project. To date, the Corporation has raised approximately $244 million through the private placement of equity securities and the exercise of outstanding Warrants and has conditional commitments from DUBAL and EIIC for an additional aggregate estimated amount of $230 million. See "Financing Agreements" below. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Operating Leases	3,750,978	652,344	1,304,688	1,304,688	489,258
Total Contractual Obligations	3,750,978	652,344	1,304,688	1,304,688	489,258

Financing Agreements

The private placements to DUBAL, EIIC and IDBIF are part of the Corporation's efforts to secure equity financing for the Project. The agreements are described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and completed the Initial Subscription thereunder, as described above under "Liquidity and Capital Resources", on September 30, 2005.

DUBAL has also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional

Subscription, DUBAL will hold 25% of the Corporation's common shares on a fully-diluted basis. In consideration of the estimated aggregate $200 million payments by DUBAL, DUBAL will also be entitled to receive a number of common shares equal to one-third of the common shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties (including the proposed EIIC Debenture, as described below). DUBAL's entitlement to the common shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, After the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise"); (ii) the Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and (iii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription: for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005, as described above under "Liquidity and Capital Resources".

Under the EIIC Subscription Agreement, EIIC has also agreed to subscribe for a $50,000,000 principal amount convertible debenture (the "Debenture"). The Debenture will have a five year term and will bear interest at the rate of 10% per year payable on June 30 and December 31 of each year. For a period of 12 months following notification by the Corporation to EIIC that the Project Equity Raise has been completed, the Debenture will be convertible into common shares, in whole but not in part, at a conversion price of $2.50 per common share for a total of 20 million

common shares. The Corporation anticipates that the Debenture will be issued prior to the end of 2006.

Under the EIIC Subscription Agreement, EIIC has the right to nominate one representative for election to the Corporation's Board of Directors so long as EIIC holds not less than 10% of the Corporation's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation's shareholders. The Corporation anticipates that EIIC's nominee will be put forward as a nominee for election at the Corporation's annual general and special meeting of shareholders to be held on May 8, 2006.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at December 31, 2005 or at December 31, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities , and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2005. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;
(b) a change in the manner in which the project asset is expected to be used;
(c) an interruption to the construction project for an extended period of time;
(d) physical damage to the construction project; or
(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;

(b) the proposed financing details are specifically identified; and

(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 177,682,746 shares were issued and outstanding as at December 31, 2005 and 199,847,145 common shares are issued and outstanding as of the date hereof.

Share Purchase Warrants

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00
2,790,850	February 3, 2008	$1.00

As of December 31, 2005, there were outstanding an additional 23,765,749 warrants exercisable for an aggregate of 23,765,749 common shares at an exercise price of $1.50 per share. These warrants had an expiry date of February 3, 2006. On or before February 3, 2006, 22,136,899 of these warrants were exercised, for aggregate proceeds of $33,205,348.50. The remaining 1,628,850 warrants expired unexercised.

Employee Stock Options

Under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation there have been 2,390,500 options granted. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 7,609,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Exercisable	Expiry Date	Exercise Price
1,010,000	May 24, 2009	$1.50
25,000	August 24, 2009	$1.52
752,000	March 10, 2010	$2.50
483,500	July 25, 2010	$1.40
75,000	November 8, 2010	$1.57
45,000	March 7, 2011	$1.75

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $710,682 (2004 – $271,483) has been recognized in the financial statements.

Related Party Transactions

Related party transactions are disclosed in Note 11 to the audited annual financial statements for the year ended December 31, 2005 and are summarized below.

The Corporation has agreed to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the Project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. The monthly retainer was increased to $60,000 from $45,000 effective October 1, 2004. Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Between October of 2004 and February of 2005, the Corporation and Karalco agreed to an incentive based compensation arrangement in addition to the monthly payments of $60,000. Payments made to Karalco under this incentive structure are based on the achievement of specific goals, including: the ratification by the Guinea National Assembly of the Basic Agreement; the promulgation of the subsequent decree by the President of Guinea; the entering into of a co-operation agreement among Global Alumina, Guinea and CBG in respect of the use of common rail and port facilities; and such other events as will be agreed to by the Corporation and Karalco. The monthly retainer payments are designed to reflect an estimated portion that is attributable to the out-of-pocket and related administrative expenses ("Incidental Expenses") incurred by Karalco. The Corporation periodically reviews the terms and conditions of the arrangement with Karalco and resets the retainer to reflect such changes in estimates. During the fourth quarter in 2005, the Corporation determined that an amount of $300,000 was payable with respect to the Incidental Expenses. The total payments with respect to the monthly retainer, the incentive based compensation and the Incidental Expenses for the year ended December 31, 2005 were $1,270,000 (2004 - $585,000).

Prior to 2006, the Corporation had an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Corporation. Herakles was reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. The total payments for the years ended December 31, 2005 and 2004 amounted to approximately $1,181,000 and $543,000 , respectively. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Mr. Wrobel.

The Corporation also reimbursed Herakles for occupancy expenses. Occupancy expenses for the years ended December 31, 2005 and 2004 were approximately $215,000 and $86,000, respectively. This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global Power, LLC ("Sithe Global"). Sithe Global reimburses the Corporation for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation amounted to $95,825 and $nil for the years ended December 31, 2005 and 2004, respectively.

Mr. Wrobel is also the Chief Executive Officer of Sithe Global, which has provided and continues to provide professional services to the Corporation through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total

payments for the years ended December 31, 2005 and 2004 amounted to approximately $218,000 and $nil, respectively.

Prior to September 2004, Mr. Wrobel was the Chief Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Corporation. Sithe Energies was reimbursed at cost for those services. The total payments for the years ended December 31, 2005 and 2004 were $nil and $140,000, respectively. In January 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and Global Alumina was terminated.

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

On June 7, 2005, Global Alumina incorporated Global Alumina Services Company, a Delaware company, to provide management services to the Corporation, including day-to-day management activities and direction of operations, regulatory compliance and investor relations. The foregoing services are being provided by Global Alumina Services Company upon terms and conditions which will be formalized pursuant to a services agreement between Global Alumina and Global Alumina Services Company. To date, the services agreement has not been completed or executed by either party.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. In addition to the risk factors described herein and under the heading "Risk Factors" in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006, additional risks and uncertainties, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Corporation's Chairman and Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As at the end of the period covered by this management's discussion and analysis, management of the Corporation, with the participation of the Chairman and Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Corporation's disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chairman and Chief Executive Officer and the Chief Financial Officer have concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Corporation's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Corporation, including the Chairman and Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006, are or will be available through SEDAR and can be accessed through the Internet at www.sedar.com.

ITEM 6: RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

The following senior officer of the Corporation is knowledgeable about the material change and this report:

Michael Cella
Senior Vice President and Chief Financial Officer
(212) 351-0000
cella@globalalumina.com

ITEM 9: DATE OF REPORT

DATED at New York, New York this 14th day of March, 2006.

By: (signed) *Bruce J. Wrobel*

Bruce J. Wrobel
Chairman and Chief Executive Officer


Global
Alumina

FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES 2005 YEAR-END RESULTS

TORONTO, ON – March 14, 2006 – Global Alumina Corporation (TSX: GLA.U) announced today that the Company's Board of Directors has approved its financial and operating results for the fourth quarter and year-ended December 31, 2005. The text of the annual unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

2005 Highlights:

Significant corporate milestones included:

- an aggregate of $120 million received in 2005 in connection with the closing of equity investments; including warrants exercised after December 31, 2005, the total capital raised by the Company to date is approximately $244 million;
- conditional subscription agreements executed for an estimated total of $230 million (an estimated $180 million of equity and $50 million of convertible debt);
- the execution of an off-take agreement between Dubai Aluminium Company Limited, one of the largest single site aluminium smelters in the world, and Guinea Alumina Corporation, S.A., the Company's Guinean subsidiary, for 40% of the annual alumina production from the Company's proposed alumina refinery. The term of this off-take agreement is 20 years;
- approval of the Company's amended Basic Agreement for the development and construction of the proposed refinery by the Republic of Guinea's National Assembly and the subsequent decree promulgated by the President of the Republic of Guinea publishing the Basic Agreement as law;
- the election of David Suratgar, a global leader in infrastructure project finance, to the Board of Directors at the Company's 2005 shareholders meeting; and
- the completion of significant clearing, dredging and landfill work at the Port of Kamsar and the commencement of construction of the main access roads to the refinery site and the pioneer camp which will house the initial construction workers required for the development of the project.

In addition, on January 19, 2006, Guinea Alumina Corporation S.A. executed an off-take agreement with Glencore International AG for 420,000 tonnes per annum, representing 14% of the annual alumina production from the proposed refinery. On January 23, 2006, the Government of the Republic of Guinea issued a decree delineating the geographic coordinates of the bauxite mining concession granted to Global Alumina.

Significant financial highlights include:

- a net loss for year-ended December 31, 2005 of $17.3 million ($0.14 per share) versus $17.1 million ($0.18 per share) for the previous year;
- cash and cash equivalents of $86.7 million, including $15.3 million of restricted cash, at December 31, 2005 compared to $51.6 million on December 31, 2004; and

- construction-in-progress increased by $69.4 million to a total of $75.8 million at December 31, 2005 compared to a total of $6.4 million on December 31, 2004.

Capacity Expansion Announced

As a result of on-going engineering, the Corporation has determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year. This change, coupled with anticipated cost increases for Project components, has led the Company to increase its preliminary estimate of the total cost of the Project from $2.45 billion to a range of $2.65 to $2.95 billion. The anticipated cost increases in Project components are due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices. In addition, the worldwide increase in new investment projects in the natural resource sector over the past several years has strained the availability of construction management resources, leading to less competitive contracting bids. The Corporation has not determined final cost estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts.

"I am pleased with the significant milestones Global Alumina achieved in 2005 towards our goal of operating one of the lowest cost alumina refineries in the world. On the financial side, we have continued to improve our cash position while making significant investments in equipment and the construction of the necessary project infrastructure. In addition Global Alumina has continued to strengthen its management team through the successful recruitment of industry leaders from the technical, operational and financial aspects of the aluminum industry," said Bruce Wrobel, Chairman and CEO of Global Alumina. "And while we are experiencing upward pressures to the capital costs of the alumina refinery as a result of the shortage of materials and equipment, due in part to the significant world-wide increase in investment in the natural resource sector, we believe that the impacts will be mitigated by increased revenue due to higher expected alumina pricing and the Company's decision to increase the planned output of the refinery to 3.0 million tones per year. In 2006, Global Alumina will build off 2005's momentum to continue to execute our aggressive timeline to construct the refinery."

Global Alumina's 2005 Annual General Meeting will be held at 9:30 am (Eastern Time) on May 8, 2006 at the King Edward Hotel, 37 King Street East, in downtown Toronto. "The management team and I look forward to meeting with shareholders at the Annual General Meeting and providing more detail about our 2005 achievements and 2006 goals," added Mr. Wrobel.

ABOUT GLOBAL ALUMINA

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminium industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Joshua Orzech
GCI Group
P: 416-486-5923
jorzech@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the negotiation of contractual rights; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminium; operating and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's management's discussion and analysis dated November 8, 2005, available on SEDAR, and the Corporation's Annual Information Form to be filed on SEDAR on or before March 31, 2006. Although the forward looking information contained in this release is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward

looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.



BUTTY HERINCKX & PARTNERS BV
GEOLOGICAL AND MINING CONSULTANTS

CONSENT TO FILING OF DISCLOSURE RELATED TO TECHNICAL REPORT

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission

I, Rob F. Herinckx, am a qualified person (as such term in defined under National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*) responsible for the preparation of the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan, Republic of Guinea" dated February 23, 2006 (the "Technical Report") prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation (the "Corporation").
I hereby consent to the public filing by the Corporation of the section of the Corporation's annual information form dated March 29, 2006 (the "AIF") entitled "Bauxite Mining", which section contains a summary of the information contained in the Technical Report.

I confirm that I have read the written disclosure under the section of the AIF entitled "Bauxite Mining" and that it fairly and accurately represents the information in the Technical Report.

Dated this 29th day of March, 2006.

Rob F. Herinckx

SWITZERLAND
D.L. BUTTY, P.O. BOX 46, CH-1070 PUIDOUX
PHONE + 41 21 946 1857, FAX + 41 21 946 2207

THE NETHERLANDS
R.F. HERINCKX, NOORDSCHANS 59, 4791 RE KLUNDERT
PHONE + 31 168 403384, FAX + 31 168 404937



BUTTY HERINCKX & PARTNERS BV
GEOLOGICAL AND MINING CONSULTANTS

CONSENT TO FILING OF DISCLOSURE RELATED TO TECHNICAL REPORT

TO: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des marches financiers
New Brunswick Securities Commission

I, Dominique L. Butty, am a qualified person (as such term is defined under National Instrument 43-101 – *Standards of Disclosure for Mineral Projects*) responsible for the preparation of the technical report entitled "Global Alumina Refinery Project: Bauxite Resources, Reserves and Mine Plan, Republic of Guinea" dated February 23, 2006 (the "Technical Report") prepared for Guinea Alumina Corporation S.A., an indirect wholly owned subsidiary of Global Alumina Corporation (the "Corporation").

I hereby consent to the public filing by the Corporation of the section of the Corporation's annual information form dated March 29, 2006 (the "AIF") entitled "Bauxite Mining", which section contains a summary of the information contained in the Technical Report.

I confirm that I have read the written disclosure under the section of the AIF entitled "Bauxite Mining" and that it fairly and accurately represents the information in the Technical Report.

Dated this 29th day of March, 2006.

Dominique L. Butty

SWITZERLAND
D.L. BUTTY, P.O. BOX 46, CH-1070 PUIDOUX

THE NETHERLANDS
R.F. HERINCKX, NOORDSCHANS 59, 4791 RE KLUNDERT

RECEIVED
2006 MAY 17 A 10: 21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Michael Cella, Senior Vice-President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 29, 2006

(Signed) Michael Cella
Michael Cella, Senior Vice-President, Chief Financial Officer
and Secretary
Global Alumina Corporation

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Bruce Wrobel, President and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 - *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Global Alumina Corporation** (the issuer) for the period ending **December 31, 2005**;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

    (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 29, 2006

(Signed) Bruce Wrobel
Bruce Wrobel, Chairman and Chief Executive Officer
Global Alumina Corporation

GLOBAL ALUMINA CORPORATION


RECEIVED

CODE OF BUSINESS CONDUCT AND ETHICS



Global Alumina Corporation ("Global Alumina") has created this Code of Business Conduct and Ethics (the "Code") to outline principles to which Global Alumina's employees, officers and directors are expected to adhere in the conduct of Global Alumina's business. This Code sets forth principles regarding responsibilities of Global Alumina's employees, officers and directors to each other, the public and other stakeholders. Any violations of this Code or any other policies established by Global Alumina from time to time may result in disciplinary action, up to and including termination of service and/or termination of employment.

Global Alumina's board of directors (the "Board") is responsible for administering the Code. The Board has delegated the day-to-day responsibility for administering and interpreting the Code to a Compliance Officer. Global Alumina's Controller has been appointed Global Alumina's Compliance Officer under the Code.

Global Alumina expects its directors, officers and employees to exercise reasonable judgment when conducting Global Alumina's business. Global Alumina encourages its directors, officers and employees to refer to this Code frequently to ensure that they are acting within both the letter and the spirit of this Code. Global Alumina also understands that this Code will not contain the answer to every situation you may encounter or every concern you may have about conducting Global Alumina's business ethically and legally. In these situations, or if you otherwise have questions or concerns about the Code, Global Alumina encourages each officer and employee to speak with his or her supervisor (if applicable) or, if you are uncomfortable doing that, with the Compliance Officer under this Code.

Global Alumina's directors, officers and employees generally have other legal and contractual obligations to Global Alumina. The Code is not intended to reduce or limit the other obligations that you may have with Global Alumina. Instead, the standards in this Code should be viewed as the minimum standards that Global Alumina expects from its directors, officers and employees in the conduct of Global Alumina's business.

1. Conflicts of Interest

All Global Alumina employees, officers and directors must act with honesty and integrity, avoiding actual or apparent conflicts of interest in relation to their duties and responsibilities with Global Alumina that arise as a result of either personal or professional relationships.

Conflicts of interest are prohibited as a matter of Global Alumina policy. Each employee, officer and director is expected to avoid any outside activity, financial interest or relationship that may present a possible conflict of interest or the appearance of a conflict of interest. Each individual's situation is different and in evaluating his or her own situation, a director, officer or employee will have to consider many factors. Each person is required to promptly disclose any actual or potential conflict of interest to his or her supervisor or the Compliance Officer. Any transaction or relationship that reasonably could be expected to give rise to a conflict of interest should be reported. The

Compliance Officer may notify the Board or a committee thereof as he or she deems appropriate regarding such transactions or relationships. Actual or potential conflicts of interests involving a director, executive officer or the Compliance Officer should be disclosed directly to the Chairman of the Board.

A "conflict of interest" exists when a person's private interest interferes, or even appears to interfere, with the interests of Global Alumina. A conflict situation can arise when an employee, officer or director takes actions or has interests, responsibilities or obligations that may make it difficult to perform his or her responsibilities for Global Alumina objectively and effectively. Conflicts of interest may also arise when an employee, officer or director, or a member of his or her family, receives personal benefits (whether improper or not) as a result of the employee's, officer's or director's position with Global Alumina. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between Global Alumina and any other organization in which an employee, officer or director or any member of his or her family has an interest.

2. Protection and Proper Use of Company Assets

All Global Alumina employees, officers and directors are expected to protect Global Alumina's assets and ensure their efficient use, as loss, theft, carelessness, waste and misuse of Global Alumina's assets have a direct impact on Global Alumina's business and its profitability. All of Global Alumina's assets should only be used for legitimate business purposes.

3. Corporate Opportunities

All Global Alumina employees, officers and directors are prohibited from: (a) taking for themselves personally any opportunities that are discovered through the use of corporate property, information or as a result of his or her position with Global Alumina, unless such opportunity has first been presented to, and rejected by, Global Alumina; (b) using corporate property, information or position for personal gain; and (c) competing with Global Alumina. Employees, officers and directors owe a duty to Global Alumina to advance Global Alumina's legitimate interests when the opportunity arises to do so.

4. Confidentiality

Certain employees, officers and directors will have access to confidential information in the course of performing their duties. "Confidential Information" includes all non-public information that might be of use to competitors or harmful to Global Alumina, its employees, officers, directors or customers if disclosed. All such Confidential Information remains the property of Global Alumina at all times and should be kept in strict confidence by such employees, officers and directors, except when disclosure is authorized or legally mandated. Any disclosure of such Confidential Information to persons outside Global Alumina could be harmful to Global Alumina's interests and will be taken very seriously by Global Alumina.

Employees, officers and directors should be aware that their obligation to maintain the confidentiality of Global Alumina's Confidential Information will survive after they leave Global Alumina and should conduct themselves accordingly. It is Global Alumina's policy to vigorously pursue all breaches of confidentiality and all necessary steps will be

taken and all legal remedies exercised to prevent employees, officers and directors or former employees, officers and directors from breaching this obligation. Directors, officers and employees must return all of Global Alumina's Confidential Information and/or proprietary information in their possession to Global Alumina when they cease to be employed by or to otherwise serve Global Alumina.

5. Fair Dealing

Competing vigorously, yet lawfully, with competitors and establishing advantageous, but fair, business relationships with customers and suppliers is a part of the foundation for the long-term success of Global Alumina. However, unlawful and unethical conduct, which may lead to short-term gains, may damage Global Alumina's reputation and long-term business prospects. Accordingly, it is Global Alumina's policy that directors, officers and employees must endeavor to deal ethically and lawfully with Global Alumina's customers, suppliers, competitors and employees in all business dealings on Global Alumina's behalf. No director, officer or employee should take unfair advantage of another person in business dealings on Global Alumina's behalf through the abuse of privileged or confidential information or through improper manipulation, concealment or misrepresentation of material facts.

6. Compliance with Laws, Rules and Regulations (Including Insider Trading Laws)

Global Alumina seeks to conduct its business in compliance with all applicable laws, rules and regulations. For example, insider trading is both unethical and illegal, and will be dealt with severely. Global Alumina has adopted an Insider Trading Policy which sets forth the obligations of directors, officers and employees in respect of trading in Global Alumina's securities. No director, officer or employee shall engage in any unlawful activity in conducting Global Alumina's business or in performing his or her day-to-day company duties, nor shall any director, officer or employee instruct others to do so.

7. Compliance with Environmental Laws

Global Alumina is sensitive to the environmental, health and safety consequences of its operations. Accordingly, Global Alumina shall at all times endeavor to be in compliance with all applicable environmental laws, rules and regulations.

8. Accuracy of Company Records and Reporting

Honest and accurate recording and reporting of information is critical to Global Alumina's ability to make responsible business decisions. Global Alumina's accounting records are relied upon to produce reports for Global Alumina's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all applicable legal, regulatory and accounting requirements and Global Alumina's system of internal controls.

All employees have a responsibility to ensure that Global Alumina's accounting records do not contain any intentionally false or misleading entries. Global Alumina does not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media. All employees should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email and informal notes or interoffice memos.

9. Quality of Public Disclosures

The furnishing of public disclosures by Global Alumina must be made in accordance with Global Alumina's Disclosure Policy. Generally, Global Alumina is committed to providing its shareholders with complete and accurate information about its financial condition and results of operations as required by applicable securities laws, rules and regulations It is Global Alumina's policy that the reports and documents it files with or submits to securities regulators and with the exchanges on which the securities of Global Alumina are listed, and earnings releases and other public communications made by Global Alumina, include fair, timely and understandable disclosure that meet the standards set by applicable laws, rules and regulations. Officers and employees who are responsible for these filings and disclosures, including Global Alumina's principal executive, financial and accounting officers, must use reasonable judgment and perform their responsibilities honestly, ethically and objectively in order to ensure that the Disclosure Policy is followed. Global Alumina's senior management are primarily responsible for monitoring Global Alumina's public disclosure.

10. Communication of Code

All directors, officers and employees will be supplied with a copy of the Code upon beginning service at Global Alumina or after the Code is originally adopted, whichever is sooner. Updates of the Code will be provided from time to time. A copy of the Code is also available to all directors, officers and employees by requesting one from Global Alumina's Compliance Officer or by accessing the company's website at www.globalalumina.com.

11. Monitoring Compliance and Disciplinary Action

Global Alumina's management, under the supervision of its Board or, in the case of accounting, internal accounting controls or auditing matters, the Audit Committee, shall take reasonable steps from time to time to (i) monitor compliance with the Code, including the establishment of monitoring systems that are reasonably designed to investigate and detect conduct in violation of the Code, and (ii) when appropriate, impose and enforce appropriate disciplinary measures for violations of the Code.

Disciplinary measures for violations of the Code may include, but are not limited to, counseling, oral or written reprimands, warnings, probation or suspension with or without pay, demotions, reductions in salary, termination of employment or service and restitution.

Global Alumina's management shall periodically report to the Board on these compliance efforts including, without limitation, periodic reporting of alleged violations of the Code and the actions taken with respect to any such violations.

12. Reporting Concerns/Receiving Advice

A) Communication Channels

Be Proactive. Every employee is encouraged to act proactively by asking questions, seeking guidance and reporting suspected violations of the Code and other policies and procedures of Global Alumina, as well as any violation or suspected violation of applicable law, rule or regulation arising in the conduct of Global Alumina's business or occurring on Global Alumina's properties If any employee believes that actions have taken place, may be taking place, or may be about to take place that violate or would violate the Code, he or she is obligated to bring the matter to the attention of Global Alumina.

Seeking Guidance. The best starting point for an officer or employee seeking advice on ethics-related issues or reporting potential violations of the Code will usually be his or her supervisor. However, if the conduct in question involves his or her supervisor, if the employee has reported the conduct in question to his or her supervisor and does not believe that he or she has dealt with it properly, or if the officer or employee does not feel that he or she can discuss the matter with his or her supervisor, the employee may raise the matter directly with the Compliance Officer.

Communication Alternatives. Any officer or employee may communicate with the Compliance Officer by any of the following methods:

- In writing (which may be done anonymously as set forth below under "Reporting; Anonymity"), addressed to the Compliance Officer, either by facsimile to 212-351-0001 or by postage paid, first class mail to 38th Floor, 245 Park Avenue, New York, NY 10167;
- By e-mail to walker@globalalumina.com (anonymity cannot be maintained);

Reporting Accounting and Similar Concerns. Any concerns or questions regarding potential violations of the Code, any other company policy or procedure or applicable law, rule or regulation involving accounting, internal accounting controls or auditing matters should be dealt with pursuant to the provisions of the Whistle Blowing Policy adopted by the Audit Committee

Misuse of Reporting Channels. Employees must not use these reporting channels in bad faith or in a false or frivolous manner.

B) Reporting; Anonymity

Option – preference for non-anonymous reporting: When reporting suspected violations of the Code, Global Alumina prefers that officers and employees identify themselves in order to facilitate Global Alumina's ability to take appropriate steps to address the report, including conducting any appropriate investigation. However, Global Alumina also recognizes that some people may feel more comfortable reporting a suspected violation anonymously.

If an officer or employee wishes to remain anonymous, he or she may do so, and Global Alumina will use reasonable efforts to protect the confidentiality of the reporting person subject to applicable law, rule or regulation or to any applicable legal proceedings. In the event the report is made anonymously, however, Global Alumina may not have sufficient information to look into or otherwise investigate or evaluate the allegations. Accordingly, persons who make reports anonymously should provide as much detail as is reasonably necessary to permit Global Alumina to evaluate the matter(s) set forth in the anonymous report and, if appropriate, commence and conduct an appropriate investigation.

C) No Retaliation

Global Alumina expressly forbids any retaliation against any director, officer or employee who, acting in good faith, reports suspected misconduct. Any person who participates in any such retaliation is subject to disciplinary action, including termination of service.

13. Waiver and Amendments

No waiver of any provisions of the Code for the benefit of a director or an officer (which includes without limitation, for purposes of this Code, Global Alumina's principal executive, financial and accounting officers) shall be effective unless such waiver is: (i) approved by the Board; and (ii) promptly disclosed in accordance with applicable securities laws and/or the rules and regulations of the exchange on which Global Alumina's shares are traded.

Any waivers of the Code for other employees may be made by the Compliance Officer or the Board.

All amendments to the Code must be approved by the Board and must be promptly disclosed in accordance with the applicable securities laws and/or the rules and regulations of the exchange on which Global Alumina shares are traded.

Approved March 21, 2006


Global
Alumina

WHISTLE BLOWING POLICY

1. PURPOSE

1.1 The Code of Business Ethics and Conduct (the "Code") of Global Alumina Corporation ("Global Alumina") requires directors, officers and employees to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. As employees and representatives of Global Alumina, we must practice honesty and integrity in fulfilling our responsibilities and comply with all applicable laws and regulations.

1.2 Global Alumina has adopted this policy in order to provide for:

(a) the receipt, retention and treatment of complaints received by Global Alumina regarding accounting, internal accounting controls or auditing matters relating to Global Alumina or Global Alumina International Ltd., Guinea Alumina Corporation Limited and Guinea Alumina Corporation S.A. (collectively the "Subsidiaries");

(b) the receipt, retention and treatment of general complaints received by Global Alumina concerning violations of the Code; and

(c) the confidential, anonymous submission by directors, officers, employees, contractors, subcontractors or agents of Global Alumina or the Subsidiaries of concerns regarding accounting or auditing matters relating to Global Alumina or the Subsidiaries or violations of the Code.

1.3 It is the responsibility of all directors, officers and employees of Global Alumina and the Subsidiaries to comply with the Code and to report violations or suspected violations in accordance with this Whistle Blowing Policy.

2. COMPLAINTS – GENERALLY

2.1 The Compliance Officer is responsible for investigating and resolving all reported complaints and allegations concerning general violations of the Code (a "Complaint") and, at his or her discretion, shall advise the CEO, the CFO and/or the Audit Committee of matters that are in his or her opinion, of a serious and material nature. The Compliance Officer shall report to the Audit Committee at least annually on all compliance activities and oversee the process contemplated by the Secure Reporting Process (defined below). The Compliance Officer shall be appointed by the Audit Committee from time to time and is presently Elizabeth Walker, Vice President and Controller, direct telephone line 212-351-0024 and email walker@globalalumina.com.

2.2 The Code addresses Global Alumina's open door policy and suggests that directors, officers and employees share their general questions, concerns, suggestions or complaints with someone who can address them properly. In most cases:

(a) directors are encouraged to discuss their concerns with the Board in general or with the Chairman of the Board or the Compliance Officer as appropriate;

(b) officers are encouraged to discuss their concerns with the Board or with the Compliance Officer as appropriate;

(c) employees are encouraged to discuss their concerns with their immediate supervisor. Supervisors and managers are required to report Complaints to the Compliance Officer.

2.3 An individual may report a Complaint directly to the Chair of the Audit Committee (the "Chair"). The Chair is presently Alan Gayer, email agayer@rogers.com.

2.4 If an individual has reported a Complaint pursuant to Section 2.2 above and the individual has not received a satisfactory response from the Chairman of the Board, the Compliance Officer or their immediate supervisor or manager, as applicable, within a reasonable period of time, such individual may directly notify the Chair of the Complaint via the email address in Section 2.3 above. The Chair shall contact the Chairman of the Board, the Compliance Officer or the immediate supervisor or manager, as applicable, and determine what action has been taken to address the Complaint.

3. COMPLAINTS – ACCOUNTING RELATED MATTERS

3.1 All complaints (whether from an employee of Global Alumina, the Subsidiaries or otherwise) received by Global Alumina regarding accounting, internal accounting controls or auditing matters relating to Global Alumina or its business (an "Audit Complaint") shall be referred directly to the Chair.

3.2 The Chair shall:

(a) conduct such investigation of any Audit Complaint as the Chair considers appropriate in the circumstances;

(b) retain any documentation received or created in connection with any Audit Complaint in accordance with Global Alumina's standard procedures regarding document retention and applicable law;

(c) report to the Audit Committee on all Audit Complaints received; and

(d) recommend to the Audit Committee the action which the Chair considers appropriate with respect to any Audit Complaint.

3.3 The Audit Committee shall:

(a) require the Chair to report at each meeting of the Audit Committee at which annual or interim financial statements are reviewed on all Audit Complaints received by the Chair since the date of the last such report;

(b) have access to all of the communications received by the Chair in connection with any Audit Complaint;

(c) oversee the process contemplated by the Secure Reporting Process (defined below);

(d) consider recommendations by the Chair with respect to any action to be taken with respect to a Audit Complaint;

(e) determine what action should be taken with respect to any Audit Complaint.

3.4 The Chair may take action with respect to Audit Complaints which the Chair considers to be immaterial without the approval of the Audit Committee, and the Chair reports to the Audit Committee at the next meeting of the Audit Committee on all such action taken.

4. CONFIDENTIALITY AND ANONYMITY

4.1 The Audit Committee shall direct the Compliance Officer and the Chair and other members of management to take such action as may be necessary to provide directors, officers, employees, contractors, subcontractors or agents with a confidential, anonymous means of submitting concerns regarding accounting or auditing matters at the Global Alumina or the Subsidiaries or general violations or potential violations of the Code and to handle and investigate such complaints in a confidential manner (the "Secure Reporting Process").

4.2 The Compliance Officer and Chair shall make recommendations to the Audit Committee from time to time on how Global Alumina can provide a Secure Reporting Process.

4.3 The Audit Committee shall require the Compliance Officer and Chair to report to it at least annually on the effective operation of the Secure Reporting Process.

5. ACCOUNTABILITY OF THE COMPLIANCE OFFICER AND CHAIR

5.1 With respect to matters dealt with in this policy, the Compliance Officer and Chair shall report directly to the Audit Committee.

5.1 The Compliance Officer and Chair shall not discuss any Complaint or Audit Complaint or any action recommended or taken with respect to any Complaint or Audit Complaint with any director, officer or employee of Global Alumina or the Subsidiaries except to the extent reasonably necessary to give effect to this Whistle Blower Policy.

5.2 The Compliance Officer and Chair shall report to the Audit Committee on any failure of any director, officer or employee of Global Alumina or the Subsidiaries to cooperate in the effective implementation of this Whistle Blower Policy.

6. NO RETALIATION

No director, officer, employee, contractor, subcontractor or agent who lawfully and in good faith reports a Complaint or Audit Complaint shall suffer harassment, retaliation or adverse employment consequence through the action or inaction of Global Alumina or the Subsidiaries. An officer, director or employee of Global Alumina or the Subsidiaries who retaliates against anyone who has reported a violation or made a Complaint or Audit Complaint in good faith, is subject to discipline up to and including termination of employment or removal from office. This Whistle Blowing Policy is intended to encourage and enable directors, officers, employees and others to raise serious concerns within Global Alumina rather than seeking resolution outside Global Alumina.

Approved: November 8, 2005



Computershare Trust Company of Canada
Sixth Floor
530 8th Avenue SW
Calgary, Alberta
T2P 3S8
Telephone 1-403-267-6800
Facsimile 1-403-267-6529
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

April 3, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission
L'Autorite des marches financiers
Office of the Administrator, New Brunswick
TSX Exchange

Dear Sirs:

Subject: *Global Alumina Corporation*

We confirm that the following materials were sent by pre-paid mail on March 31, 2006 to the registered holders of Common Shares of the Corporation:

1. 2005 Annual Report
2. Notice of Annual and Special Meeting of Shareholders / Management Proxy Circular
3. PFIC Annual Information Statements
4. Proxy (to registered holders only)
5. Proxy Return Envelope

We further confirm that copies of the 2005 Annual Report were sent by pre-paid mail on March 31, 2006 to the beneficial owners of Common Shares of the Corporation that requested a copy.

We further confirm that copies of the above-mentioned materials, along with the Supplemental Mailing List Return Card, were sent by courier on March 31, 2006 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"signed by"

Julie Marsan
Mailing Professional
ClientServicesMailings@Computershare.com

cc: Global Alumina Corporation


Global
Alumina



FOR IMMEDIATE RELEASE

GLOBAL ALUMINA RELEASES 2006 FIRST QUARTER FINANCIAL RESULTS

TORONTO, ON – May 08, 2006 – Global Alumina Corporation (TSX: GLA.U) today announced that the Company's Board of Directors has approved its financial and operating results for the three-month period ended March 31, 2006. The unaudited financial statements and management's discussion and analysis can be viewed or printed from the Company's SEDAR reference page at www.sedar.com. All dollar amounts are in U.S. dollars.

"The first quarter of 2006 has been a very exciting one for the company as the market for aluminum and alumina continues to heat up with aluminum prices rising approximately 25 per cent since the end of last year," said Bruce Wrobel, Chairman and CEO of Global Alumina. "At the same time, we continue to make significant progress with respect to the design and initial construction of our 3.0 million tonne alumina refinery in the Boke region of Guinea. We are confident of reaching our goal of initial production in early 2009."

First Quarter Highlights include:

- a net loss for the three month period ended March 31, 2006 of $3.86 million, $0.02 per share, compared to a net loss for the three month period ended March 31, 2005 of $4.03 million, $0.03 per share;

- cash and cash equivalents of $88.8 million, including $6.6 million of restricted cash, at March 31, 2006 compared to $86.7 million, including $15.3 million of restricted cash at December 31, 2005;

- construction-in-progress increased by approximately $24 million during the quarter;

- proceeds totaling $33.2 million from the issuance of common shares from the exercise of 22,164,399 warrants during the quarter. An additional 1,628,850 warrants expired unexercised.

Global Alumina's 2005 Annual General Meeting will be held at 9:30 am (Eastern Time) on May 8, 2006 at the King Edward Hotel, 37 King Street East, in downtown Toronto. "The management team and I look forward to meeting with shareholders at the Annual General Meeting and providing more detail about our 2005 achievements and 2006 goals," added Mr. Wrobel.

- More –


Global
Alumina

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Gabriella Nobrega
GCI Group
P: 416-486-7228
gnobrega@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the negotiation of contractual rights; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operating and other costs; and business strategies and plans of management.

- More -


Global
Alumina

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Corporation's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.


Global
Alumina

FOR IMMEDIATE RELEASE

KARIM KARJIAN APPOINTED AS CO-CHAIRMAN OF GLOBAL ALUMINA CORPORATION

TORONTO, ON, May 08, 2006 — Global Alumina Corporation (TSX: GLA.U) announced today that its Board of Director's has created the position of Co-Chairman and has appointed Karim Karjian, co-founder and Director of Global Alumina to fill such position effective as April 7, 2006. Mr. Karjian joins Bruce Wrobel, current Chairman and Chief Executive Officer of Global Alumina, who will continue as Co-Chairman and Chief Executive Officer.

"The appointment of Mr. Karjian as Co-Chairman is long overdue. Since the formation of Global Alumina more than five years ago, Mr. Karjian and I have communicated daily and have worked interchangeably on almost every aspect of the company's development," stated Bruce Wrobel. "With the level of activity in connection with Global Alumina's proposed alumina refinery intensifying in many areas and the continuing need for the Board of Director's to keep informed of material events on a real-time basis, the sharing of the Chairman's responsibilities will allow for more efficient information flow between management and the Board of Directors without sacrificing management's focus on critical development activities."

About Global Alumina:

Global Alumina Corporation is a company that intends to use the vast bauxite resources of Guinea to produce alumina for sale to the global aluminum industry. Global Alumina is positioned to be one of the largest companies focused solely on alumina production and sales, and offers an opportunity for socially responsible investing in a country that holds over one-third of the world's bauxite resources. Global Alumina is headquartered in Saint John, New Brunswick with operations in Boké, Guinea and has administrative offices in New York, London, Montreal and Conakry, Guinea. For further information visit our website at www.globalalumina.com.

For further information, please contact:

Michael Cella
Global Alumina
P: 212-351-0010
cella@globalalumina.com

Gabriella Nobrega
GCI Group
P: 416-486-7228
gnobrega@gcigroup.com

Forward Looking Information

Certain information in this release is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this release, the words "may",


Global
Alumina

"would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this release contains forward looking information pertaining to the following: future production levels; the amount, nature and timing of capital expenditures; the timing of refinery construction and mine start up; expectations regarding the negotiation of contractual rights; expectations regarding the financing of the alumina refinery project and associated infrastructure and the sources of financing; prices for alumina and aluminum; operating and other costs; and business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by costs overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined in the Corporation's Annual Information Form dated March 29, 2006) in certain circumstances; volatility of alumina and aluminum prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this release is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this release as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this release, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.


RECEIVED
2006 MAY 17 A 10:21

Global Alumina Corporation

Consolidated Financial Statements
(Unaudited)
For the three months ended
March 31, 2006
(expressed in US dollars)

Global Alumina Corporation

Consolidated Balance Sheets
(Unaudited)

(expressed in US dollars)

	March 31, 2006 $	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	82,203,348	71,413,258
Restricted cash	6,612,200	15,316,955
Prepaids	5,548,420	2,131,217
Due from affiliates and other assets	132,270	35,524
	94,496,238	88,896,954
Construction-in-progress	99,835,751	75,836,168
Property, plant and equipment	8,645,975	8,644,094
	202,977,964	173,377,216
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	15,470,331	15,426,923
Shareholders' Equity		
Capital stock and other equity (note 4)	234,593,736	201,360,887
Contributed surplus	1,163,764	982,167
Accumulated deficit	(48,249,867)	(44,392,761)
	187,507,633	157,950,293
	202,977,964	173,377,216

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Operations and Deficit
(Unaudited)

(expressed in US dollars)

	Three-month period ended March 31, 2006 $	Three-month period ended March 31, 2005 $
Other income		
Interest	692,266	176,314
Other	40,377	10,922
	732,643	187,236
Expenses		
Engineering	-	21,419
Professional fees	2,197,324	2,789,025
General and administrative	1,923,828	1,131,020
Amortization	468,597	272,039
	4,589,749	4,213,503
Net loss for the period	(3,857,106)	(4,026,267)
Deficit - Beginning of period	(44,392,761)	(27,124,473)
Deficit - End of period	(48,249,867)	(31,150,740)
Basic and diluted loss per common share (note 5)	(0.02)	(0.03)

See accompanying notes to consolidated financial statements.

Global Alumina Corporation

Consolidated Statements of Cash Flows
(Unaudited)

(expressed in US dollars)

	Three-month period ended March 31, 2006 $	Three-month period ended March 31, 2005 $
Cash provided by (used in)		
Operating activities		
Net loss for the period	(3,857,106)	(4,026,267)
Stock options/common stock issued for services (note 3)	181,597	139,444
Amortization	468,597	272,039
	(3,206,912)	(3,614,784)
Changes in non-cash items relating to operating activities		
Prepaids	(3,417,203)	(2,003,031)
Accounts payable and accrued liabilities	43,408	(534,213)
Due from affiliates and other assets	(96,746)	-
	(6,677,453)	(6,152,028)
Investing activities		
Additions to property, plant and equipment	(470,478)	-
Additions to construction-in-progress	(23,999,583)	(8,567,551)
Restricted cash	8,704,755	-
	(15,765,306)	(8,567,551)
Financing activities		
Proceeds from issuances of common shares	33,232,849	1,731,000
Net increase (decrease) in cash and cash equivalents during the period	10,790,090	(12,988,579)
Cash and cash equivalents - Beginning of period	71,413,258	51,554,031
Cash and cash equivalents - End of period	82,203,348	38,565,452

See accompanying notes to consolidated financial statements.

(expressed in US dollars)

1 Nature of operations

Global Alumina Corporation's (Global Alumina or the Company) business is the development of an alumina refinery located in the bauxite mining region of the Republic of Guinea (Guinea). Global Alumina intends to accomplish this initiative through its wholly owned subsidiary, Guinea Alumina Corporation, Ltd., a British Virgin Islands company, and its Guinean subsidiary, Guinea Alumina Corporation, S.A.

The Company is solely focused on the design, finance, construction, ownership and operation of an alumina refinery and associated infrastructure improvements. The Company is in the development stage and is subject to the risks and challenges similar to other companies in a comparable stage of development. The risks include, but are not limited to, dependence on key individuals, successful development, and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project. The Company is directing substantially all of its efforts to various set-up activities including engineering, development, raising capital and preliminary construction activities.

2 Basis of presentation and significant accounting policies

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided. In the opinion of management all adjustments required for a fair presentation are included in these statements in accordance with the accounting policies of the company. These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the audited annual consolidated financial statements and should be read in conjunction with the audited annual financial statements of the Company for the year ended December 31, 2005. The results of operations for the interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

3 Stock-based compensation

The Company accounts for stock options granted under its employee stock option plan using the fair value-based method of accounting. Using the Black-Scholes option pricing model, the weighted average fair value of options granted during the three-month period ended March 31, 2006 is estimated to be $31,474 (2005 - $821,333). Expenses in the amount of $181,597 (2005 - $139,444) have been recognized in the three-month period ended March 31, 2006. No options have been exercised as at March 31, 2006 and the unvested, unamortized fair value of options granted amounts to $524,268 (2005 - $927,806).

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions. Such models require the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option pricing model for the three-month period ended March 31, 2006 are as follows:

(expressed in US dollars)

Risk-free interest rate	3.5%
Dividend yield	n/a
Volatility factor	55%
Expected life	3 years

4 Capital stock and other equity

a) Share capital

Common shares, no par value, authorized unlimited number of shares, issued and outstanding 199,847,145 and 177,682,746 shares as at March 31, 2006 and December 31, 2005, respectively.

	Number of common shares	**Amount $**	**Number of warrants**	**Amount $**	**Total $**
Balance - January 1, 2005	118,244,623	77,488,786	33,050,000	3,988,638	81,477,424
Shares issued in private placements	57,222,222	117,150,437	-	-	117,150,437
Warrants exercised during 2005	2,215,901	2,897,515	(2,215,901)	(164,489)	2,733,026
Balance - December 31, 2005	177,682,746	197,536,738	30,834,099	3,824,149	201,360,887
Warrants exercised or expired in three-month period ended March 31, 2006	22,164,399	37,014,156	(23,793,249)	(3,781,307)	33,232,849
Balance - March 31, 2006	199,847,145	234,550,894	7,040,850	42,842	234,593,736

b) During the three-month period ended March 31, 2006, a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,628,850 warrants expired unexercised. Details of the 7,040,850 share purchase warrants issued and outstanding at March 31, 2006 are as follows:

Number of shares exercisable	**Expiry date**	**Exercise price $**
250,000	July 19, 2006	1.50
4,000,000	December 31, 2006	1.00
2,790,850	February 3, 2008	1.00

Stock options

In May 2004, the Company adopted a stock option plan (the Plan), which provides employees, directors, officers and consultants of the Company with the opportunity to acquire common shares of the Company through the exercise of options. Ten million common shares have been reserved for issuance under the Plan.

(expressed in US dollars)

Options granted under the Plan are limited to a maximum term of ten years. During 2005, the three-month period ended March 31, 2006, the following awards were made. On March 7, 2006, a total of 45,000 options were granted with an exercise price of $1.75, a vesting period over three years and a maximum term of five years. During the same period in 2005, a total of 752,000 options, net of cancellations, were granted.

A summary of the status of the Company's plan is as follows:

	Number of options	Weighted average exercise price $
Outstanding - January 1, 2005	1,035,000	1.50
Granted	1,380,500	2.04
Cancellations	(70,000)	(2.50)
Outstanding - December 31, 2005	2,345,500	1.80
Granted in the three-month period ended March 31, 2006	45,000	1.75
Outstanding - March 31, 2006	2,390,500	1.80
Exercisable - March 31, 2006	768,167	1.83

	Options outstanding			Options exercisable		
Range of exercise prices $	Number outstanding as at March 31, 2006	Weighted average remaining contractual life	Weighted average exercise price $	Number outstanding as at March 31, 2006	Weighted average remaining contractual life	Weighted average exercise price $
1.50-1.52	1,035,000	3.1 years	1.50	517,500	3.1 years	1.50
2.50	752,000	3.9 years	2.50	250,667	3.9 years	2.50
1.40	483,500	4.3 years	1.40	-	-	-
1.57	75,000	4.5 years	1.57	-	-	-
1.75	45,000	4.9 years	1.75	-	-	-

(expressed in US dollars)

5 Loss per share

The computations for basic loss per common share are as follows:

	Three-month period ended March 31, 2006	Three-month period ended March 31, 2005
Net loss for the period	$ (3,857,106)	$ (4,026,267)
Average number of shares	192,500,000	119,077,500
Loss per common share	$ (0.02)	$ (0.03)

Diluted earnings per share are not presented as the exercise of the potentially dilutive options would have an antidilutive effect on earnings per share and/or the options' exercise price was greater than the average market price of the common shares for the reporting period.

6 Segmented information

The Company considers that it operates in one reportable industry segment only, namely the design, finance, construction and operation of an alumina refinery and associated infrastructure improvements. As at March 31, 2006, the Company's total property, plant and equipment amounted to $108,481,726, consisting of construction-in-progress of $99,835,751 and other assets of $8,645,975, all of which are located in the Republic of Guinea.

7 Related party transactions

During the three-month period ended March 31, 2006, the Company had the following related party transactions.

The Company has an agreement to pay Karalco Resources Ltd. (Karalco) a monthly retainer for professional services regarding development activities with respect to the alumina refinery project (the Project). Karalco is controlled by Karim Karjian, a director and shareholder of Global Alumina. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of Global Alumina. The total payments with respect to the monthly retainer for the three-month period ended March 31, 2006 amounted to $180,000 (2005 - $180,000).

The Company has an agreement with Herakles Capital Corp. (Herakles), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Company. All professional services rendered by employees of, and consultants retained by, Herakles have been retained at or below market rates and Herakles is reimbursed at cost. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Bruce Wrobel. The total payments for the three-month period ended March 31, 2006 amounted to approximately $50,000 (2005 - $246,000).
Bruce Wrobel is also the Chief Executive Officer of Sithe Global Power, LLP (Sithe Global), which has

(expressed in US dollars)

provided and continues to provide professional services to the Company. Sithe Global is reimbursed at cost. The total payments for the three-month period ended March 31, 2006 amounted to approximately $83,800 (2005 - $24,400).

In prior years, the Company had an agreement to reimburse Herakles for occupancy expenses. For the three-month period ended March 31, 2005, the Company reimbursed Herakles $40,000.This arrangement terminated when the Company moved in December 2005 to new offices, which are shared with Sithe Global. Sithe Global reimburses the Company for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Company for the three-month period ended March 31, 2006 amounted to approximately $146,000.

Amounts due from affiliates represent short-term, unsecured, non-interest-bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8 Commitments

As at March 31, 2006, the company had a letter of credit outstanding for $6,612,200 (December 31, 2005 - $15,316,955) relating to dredging activities for construction of the port facilities in Guinea. The company was required to keep cash on hand in this amount until the letter of credit expired in April 28, 2006.

Management's Discussion and Analysis

The following discussion and analysis is management's assessment of the results and financial condition of Global Alumina Corporation ("Global Alumina" or the "Corporation") and should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited annual consolidated financial statements for the year ended December 31, 2005, together with the related notes contained therein. The Corporation's most recent filings are available on the System for Electronic Document Analysis and Retrieval ("SEDAR") and can be accessed through the Internet at www.sedar.com.

All dollar amounts are in United States dollars. The date of this management's discussion and analysis is May 5, 2006.

Forward Looking Information

Certain information in this discussion is "forward looking information", which reflects management's expectations regarding the Corporation's future growth, results of operations, performance and business prospects and opportunities. In this discussion, the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate" and "expect" and similar expressions, as they relate to the Corporation, are often, but not always, used to identify forward looking information. Such forward looking information reflects management's current beliefs and is based on information currently available to management. Forward looking information involves significant risks and uncertainties, should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether or not or the times at, or by which, such performance or results will be achieved. In particular, this discussion contains forward looking information pertaining to the following:

- expectations regarding the financing of the Project (as defined below) and the sources of financing;
- the amount, nature and timing of capital expenditures;
- the timing of refinery construction and mine start up;
- bauxite reserve and resource quantities;
- the ultimate recoverability of reserves;
- future production levels;
- expectations regarding the negotiation of contractual rights;
- prices for alumina and aluminium;
- operating and other costs;
- treatment under the fiscal terms of the "tax exhibit" to the Basic Agreement (as defined below) and the negotiation and terms of agreements relating to the Corporation's access to and use of certain infrastructure required for the development and operation of the Project; and

- business strategies and plans of management.

A number of factors could cause actual results to differ materially from the results discussed in the forward looking information, including, but not limited to: the political and economic risks of investing in a developing country; the Corporation may not be able to secure sufficient financing; construction may be affected by cost overruns, delays, labour shortages and other construction risks; the Corporation's dependence on a single mining property; the possible forfeiture of the Mining Concession (as defined below) in certain circumstances; volatility of alumina and aluminium prices; operational risks such as access to infrastructure and skilled labour; the cost of resettlement of affected populations; the volatility of prices of raw materials; and all other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. Although the forward looking information contained in this discussion is based upon what management of the Corporation believes are reasonable assumptions, Global Alumina cannot assure investors that actual results will be consistent with this forward looking information. If the assumptions underlying forward looking information prove incorrect or if more of the risks or uncertainties materialize, actual results may vary materially from those described in this discussion as intended, planned, anticipated, believed, estimated or expected. This forward looking information is made as of the date of this discussion, and Global Alumina assumes no obligation to update or revise it to reflect new events or circumstances.

Business of Global Alumina

The predecessor business of Global Alumina was carried on by GAPCO (Guinea Aluminium Products Corporation) Ltd. ("GAPCO"), a British Virgin Islands Corporation incorporated on July 21, 1999. GAPCO completed a share exchange transaction with PL Internet Inc. on May 25, 2004, which changed its name to Global Alumina Products Corporation. Global Alumina filed articles of continuance under the *Business Corporations Act* (New Brunswick) (the "NBBCA") on May 26, 2004. Effective as of April 29, 2005, the Corporation filed articles of amendment under the NBBCA and changed its name to Global Alumina Corporation.

Global Alumina's business is the development of an alumina refinery in a major bauxite mining region of the Republic of Guinea ("Guinea"), together with a bauxite mine to supply the refinery, port, railway and road infrastructure and all other ancillary infrastructure (the "Project"). This region is one of the largest bauxite producing regions in the world. Global Alumina intends to accomplish this initiative through its wholly-owned subsidiary, Guinea Alumina Corporation, Ltd. ("GAC") (formerly Boke Alumina Corporation, Ltd.), also a British Virgin Islands Corporation, and its Guinean subsidiary, Guinea Alumina Corporation, S.A. ("Guinea Alumina") (formerly Boke Alumina Corporation S.A.R.L.). Global Alumina has been unprofitable since incorporation and to date has not earned any form of revenue, except interest income and other ancillary income related to fees earned on sales made by engineering consultants at Aluminpro Aluminium Industry Professionals Inc. ("Aluminpro"), a subsidiary of Global Alumina. To March 31, 2006, it has incurred a cumulative deficit of $48,249,867 since the commencement of operations on July 21, 1999.

Basic Agreement and Mining Concession Decree

On October 15, 2004, the Corporation and the Ministry of Mines and Geology (the "Ministry of Mines") of the Republic of Guinea signed an agreement (the "Basic Agreement") for the development, construction and operation of the Project. The Basic Agreement is a comprehensive investment and concession agreement that grants GAC and Guinea Alumina exclusive rights to build and operate an alumina refinery within a 690 square kilometre mining concession area (the "Mining Concession") near Sangaredi. On May 17, 2005, the Corporation and the Ministry of Mines signed an amendment to the Basic Agreement modifying certain terms, including amending the 15 year corporate tax exemption to a schedule of fixed annual payments. On May 19, 2005, the Republic of Guinea's National Assembly unanimously ratified the amended Basic Agreement. On July 4, 2005, the President of Guinea signed a decree publishing the amended Basic Agreement as law.

On January 23, 2006, the Government of Guinea issued a formal decree granting the Mining Concession to Global Alumina. Under the terms of the decree, the concession has an initial term of 25 years, renewable in accordance with the Basic Agreement.

On January 13, 2006, an agreement (the "Tripartite Agreement") was entered into between Global Alumina, the Government of Guinea and Compagnie des Bauxite de Guinée ("CBG"), a joint venture between Halco (Mining) Inc. and the Government of Guinea. Under the Tripartite Agreement, CBG agreed to transfer the area which would become the subject of the Mining Concession, which initially formed a portion of the original CBG concession, back to the Government of Guinea in exchange for exploitation permits for certain additional areas in the Cogon Tominé region of Guinea. The Government of Guinea subsequently granted the Mining Concession area to Global Alumina. If Global Alumina does not realize the refinery within six years from the date the Government of Guinea published the Mining Concession decree, its Mining Concession will revert to the Government of Guinea and, in the case of such reversion, CBG retains a right to request by written notice that the Government of Guinea return the Mining Concession to CBG's management. The Mining Concession will also revert to the Government of Guinea upon: the bankruptcy, cessation of business or liquidation of Global Alumina; or the transfer by Global Alumina to a third party of its mining rights with respect to the Mining Concession, if transfer is made without the written consent of the Government of Guinea and the proposed refinery has not been realized in accordance with the terms of the Basic Agreement.

Off-take Agreement Discussions

On September 30, 2005, Guinea Alumina entered into a 20 year purchase and sale agreement (the "DUBAL Off-take Agreement") with Dubai Aluminium Company Limited ("DUBAL") to purchase on a take or pay basis 40% of the annual production from the proposed refinery at a price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the London Metal Exchange (the "LME"). The percentage has been fixed for ten years of the contract and fixed within a range thereafter.

On January 24, 2006, Guinea Alumina entered into a 20 year purchase and sale agreement with Glencore International AG ("Glencore") to purchase on a take or pay basis 420,000 tonnes of alumina (representing 14% of the projected annual production from the proposed refinery) at a

price expressed as a percentage of the three-month forward price of high-grade aluminium as set on the LME subject to a minimum price. The percentage has been fixed for the life of the contract.

On December 7, 2001, GAPCO granted an option (the "Mitsubishi Option") to Mitsubishi Corporation ("Mitsubishi") for the purchase of up to 25% of the annual production from the proposed refinery. Under the Mitsubishi Option, after the date on which the Corporation has secured long-term purchase and sale agreements for 75% of the annual production from the proposed refinery, Mitsubishi will have 60 days to notify the Corporation of its intent to exercise all or part of its option to purchase the remaining 25% of the annual production from the proposed refinery. Upon the delivery of such notice from Mitsubishi, the Corporation must enter into good faith negotiations with Mitsubishi on the terms of a long-term purchase and sale agreement, the terms and conditions of which must be mutually agreeable to the parties. The obligations of GAPCO under the Mitsubishi Option were assumed by Global Alumina following the Arrangement.

On October 30, 2001, GAPCO granted an option to Marubeni Corporation ("Marubeni") for the purchase of up to 20% of the annual production from the proposed refinery, on similar terms to the Mitsubishi Option. Under an agreement dated March 2, 2006 (the "Marubeni Option Agreement"), Marubeni agreed to terminate this option in consideration for a lump-sum payment of $50,000 from Global Alumina. Under the Marubeni Option Agreement, the Corporation has also granted Marubeni an option to purchase up to an aggregate of 20% of the annual alumina output resulting from any addition of a third production line to the proposed refinery.

Under a memorandum of understanding, entered into in May 2005 with China Alumina Group, Ltd. ("CAG"), CAG expressed its intention to enter into a long-term purchase and sale agreement with Guinea Alumina for 25% of the annual production from the proposed refinery and to acquire an equity interest in Global Alumina. The memorandum of understanding has expired, but the parties remain in discussion with respect to off-take arrangements.

Selected Quarterly Information (unaudited)

	Quarter ended March 31, 2006	Quarter ended December 31, 2005	Quarter ended September 30, 2005	Quarter ended June 30, 2005	Quarter ended March 31, 2005	Quarter ended December 31, 2004	Quarter ended September 30, 2004	Quarter ended June 30, 2004
Total revenues (interest and fee income)	$732,643	$488,573	$189,402	$192,209	$187,236	$125,901	$126,368	$113,322
Net loss	(3,857,106)	(6,434,571)	(3,437,629)	(3,369,821)	(4,026,267)	(1,745,074)	(8,333,907)	(5,541,977)
Net loss per share	(0.02)	(0.05)	(0.03)	(0.03)	(0.03)	(0.02)	(0.08)	(0.06)

Results of Operations

Global Alumina has reported operating losses since inception. Global Alumina expects to continue to sustain operating losses in the future as it is expected to incur substantial costs during the development and construction phase of the Project and earn no revenue prior to 2009 at the earliest.

Global Alumina's operations during the three months ended March 31, 2006 produced a net loss of $3,857,106 or $0.02 per share (2005 - $4,026,267 or $0.03 per share). Interest income for the three months was $692,266 (2005 - $176,314). The interest income was earned on the proceeds realized from the private placements completed in 2005 and proceeds realized from the exercise of warrants during the three months ended March 31, 2006.

The "Breakdown of Expenditures" table below provides a summary analysis of operating expenditures for the three months ended March 31, 2006 compared to the corresponding period in 2005. Costs directly associated with the early stage construction of the Corporation's refinery facility in Guinea for the three months ended March 31, 2006 were $23,999,583.

Professional fees include expenses related to consulting, legal, financing and accounting services. Professional fees for the three months ended March 31, 2006 declined by $591,701, or 21%, from professional fees in the first quarter of 2005. Professional fees related to consulting, legal and accounting services were lower in the first quarter of 2006; however, this decrease was off-set somewhat by increased costs in 2006 in connection with negotiations between the Corporation and the potential lending group for long-term Project-associated debt financing.

The significant components of general and administrative expenses include Guinean operating expenses, travel and living expenses and insurance expenses. General and Administrative expenses increased year over year in the first quarter by $792,808 to $1,923,828, due primarily to the expansion of the operations in Guinea as the Corporation accelerated its pre-construction activities. Amortization expense increased by $196,558 for the three-month period ended March 31, 2006 compared to the same period in 2005 primarily due to the acquisition later in 2005 of construction equipment totalling approximately $8.2 million. Intangible assets related to the Aluminpro acquisition were amortized over a twelve month period commencing July 2004 and were fully amortized as at December 31, 2005.

Capital Expenditures

The Corporation's current preliminary estimate of the total cost of the Project is in the range of $2.65 to $2.95 billion. The anticipated increase in the total Project cost is due primarily to a combination of the severe shortage of materials, construction equipment and contractors as a result of significant unusual events around the world (for example, the Tsunami reconstruction, Iraq reconstruction, the Pakistani earthquake and the impact of hurricanes in the United States and Caribbean) and higher energy prices, in addition to the substantial increase in new investment in the natural resource sector over the past several years. In addition, as a result of on-going engineering, the Corporation has determined to increase the initial capacity of the refinery by approximately 7% from 2.8 million tonnes per year to 3.0 million tonnes per year.

The Corporation has not determined final costs estimates for completion of the Project and has not completed a final economic feasibility study of the Project. The final cost estimates will depend on the completion of engineering studies and the negotiation of construction contracts. The Project development schedule contemplates that bauxite production from the Mining Concession will commence in 2008, initial alumina production from the refinery will commence in early 2009 and that within six months thereafter a second processing line will be completed, bringing the refinery to production at its planned 3.0 million tonnes per year capacity by 2010. If the Corporation does not realize the refinery by January 2012, the Mining Concession will revert to the Government of Guinea.

The Project is a large, complex undertaking that will require substantial engineering, construction and operating expertise and execution. Potential cost overruns and completion delays are significant risks in projects of this size, particularly in less developed countries. Price escalation is a concern especially in current market conditions where unstable markets for building materials and consumables have risen steadily over the past five years. In addition, the Corporation must relocate households affected by the development of the Project and will incur the cost of developing resettlement areas and compensating households for loss of lands, structures and crops. The cost of the resettlement plan will depend on the number of affected persons and on the outcome of negotiations with those persons and cannot be predicted with certainty. Such costs could be material.

Breakdown of Expenditures

Expenditures	3 Months Ended March 31, 2006	3 Months Ended March 31, 2005
Construction-in-progress	23,999,583	8,567,551
Engineering	-	21,419
Professional fees	2,197,324	2,789,025
General and administrative	1,923,828	1,131,020
Amortization	468,597	272,039
Total expenditures	28,589,332	12,781,054

Liquidity and Capital Resources

At March 31, 2006, the Corporation had working capital of $79,025,907, compared to working capital of $73,470,031 at December 31, 2005. The increase is primarily attributable to proceeds realized from the exercise of warrants in the amount of $33,232,849 less expenditures of $28,589,332 in the three months ended March 31, 2006.

Private Placements

On September 30, 2005, the Corporation closed a private placement to DUBAL of 10,000,000 common shares at $2.00 per share for gross proceeds of $20 million (the "Initial Subscription"). The subscription proceeds are shown as a receivable at September 30, 2005 and were received by the Corporation on October 3, 2005. The offering expenses for the Initial Subscription were $120,435.

On October 20, 2005, the Corporation closed a private placement to Emirates International Investments LLC ("EIIC") of 25,000,000 common shares at $2.00 per share for gross proceeds of $50 million. The offering expenses for the EIIC private placement amounted to $2,627,575.

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, of 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. The offering expenses for the IDBIF private placement amounted to $101,541.

Contractual Commitments

Effective March 1, 2004, GAPCO appointed Citigroup Global Markets Inc. ("Citigroup") as its financial advisor in connection with raising debt for development and construction funding of the Project. The Corporation has agreed to pay to Citigroup a monthly retainer of $50,000 and success fees based on an agreed upon formula. The success fees will accrue upon receipt of commitment letters for project-associated debt financing and will be payable in full on the execution and delivery of the definitive financing documents. The agreement with Citigroup will continue until the earlier of the consummation of debt financing and January 1, 2007.

On February 18, 2005, Global Alumina entered into a memorandum of understanding with Technip France S.A. ("Technip") under which Technip will assume the role of engineering, procurement and construction contractor for the construction of the Corporation's refinery in Guinea. Under the memorandum of understanding, Technip has agreed to move forward on the design and procurement of the refinery ("Phase One") and both parties have agreed to commence negotiations on the terms of the final contract for the construction of the refinery. To date, the Corporation has paid an aggregate of $33,537,493 to Technip in connection with Phase One. The total remaining aggregate payments to be made to Technip in connection with Phase One will depend on the current negotiations between the Corporation and Technip with respect to the scope and time period for completion of Phase One.

Under a memorandum of understanding dated April 29, 2005, as amended by an amending agreement dated October 26, 2005 (collectively, the "Joint MOU"), Technip, Consolidated Contractors International Company, SAL ("CCIC") and Chicago Bridge & Iron Company B.V. ("CB&I") agreed to cooperate during the design and procurement phase of the proposed refinery, including the early works and mobilization phase and the construction, pre-commissioning and commissioning phase of the refinery. The parties agreed to negotiate a more detailed agreement with the Corporation. Under the Joint MOU, the Corporation will reimburse CCIC and CB&I for direct works performed during the early works and mobilization phase of the refinery, based on a schedule to the Joint MOU setting out hourly rates applicable to specified personnel. CB&I

is currently engaged in the engineering work in connection with the precipitation unit of the proposed refinery. To date, the Corporation has made aggregate payments of $11,514,874 and $1,548,000 to CCIC and CB&I, respectively.

In 2006, the Corporation entered into two significant contractual commitments for the procurement of materials and services related to construction. The expected combined cost of these commitments is $50.5 million. The first, covering a six month period, is to initiate early works for design, engineering, procurement and construction in connection with development at the port of Kamsar. The second is for earthworks for the development of the refinery site. This work will extend for approximately fourteen months.

From time to time, Global Alumina may enter into letter of credit arrangements in the ordinary course of business. As of March 31, 2006, there was one letter of credit outstanding for $6,612,200 in connection with dredging activities for construction of the port facilities in Guinea. This letter of credit expired on April 28, 2006. A new letter of credit for $9,075,000 in connection with the procurement of materials required for construction of the refinery was opened on May 5, 2006 with an expiration date of October 21, 2006. Because of a quantity tolerance permitted in the terms and conditions of the letter of credit, Global Alumina is required to keep cash on hand through the expiration date in an amount equal to 105% of the face value of the outstanding letter of credit

The Corporation expects that it will have sufficient cash resources to meet its non-discretionary operating and capital expenditure requirements through to the end of 2006. Management will adjust the Corporation's discretionary operating and capital expenditures according to its available capital resources during 2006. The Corporation will require substantial additional debt and equity financing in order to maintain its current anticipated construction schedule for initial alumina production in 2009. The Corporation has entered into equity financing agreements as described under "Financing Agreements" below and is continuing discussions with other potential strategic equity investors.

The Corporation will not be able to complete the Project unless it is successful in its proposed capital raising efforts. As a development-stage company with no revenues and only limited assets and capital, there is no assurance that the Corporation will be able to obtain the required financing to complete the Project on terms favourable to the Corporation or at all. Global Alumina anticipates the need to raise approximately $1 billion pursuant to equity offerings and an estimated $1.80 billion of debt capital to complete the Project. To date, the Corporation has raised gross proceeds of approximately $244 million through the private placement of equity securities and the exercise of outstanding Warrants and has conditional commitments from DUBAL and EIIC for an additional aggregate estimated amount of $305 million. See "Financing Agreements" below. The substantial amount of debt capital required for the Project necessitates a complex financing plan with emphasis on official development, export credit and insured commercial sources. The absence of a developed legal regime in Guinea, especially with respect to real and personal property security, will make more complicated and less certain the ability of lenders to take a security interest in the Corporation's assets. This may limit the universe of lenders willing to lend to the Corporation or increase the Corporation's borrowing costs or otherwise subject the Corporation to more onerous financing terms. There is no assurance that

the Corporation will secure sufficient capital on terms and conditions acceptable to it or at all. Failure to raise additional funding would have a material adverse effect on the Corporation and its ability to continue the Project.

Financing Agreements

The private placements to DUBAL, EIIC and IDBIF are part of the Corporation's efforts to secure equity financing for the Project. The agreements are described below.

The DUBAL Subscription Agreement

On August 10, 2005, the Corporation entered into a subscription agreement with DUBAL (the "DUBAL Subscription Agreement") and completed the Initial Subscription thereunder, as described above under "Liquidity and Capital Resources", on September 30, 2005.

DUBAL has also agreed to subscribe for additional common shares for an estimated aggregate subscription price of $180 million (the "Additional Subscription"). Following the Additional Subscription, DUBAL will hold 25% of the Corporation's common shares on a fully-diluted basis. The final aggregate subscription price for the Additional Subscription will depend on the cumulative amount of equity necessary to satisfy the requirements of the Project lenders for equity capital. At the date of the DUBAL Subscription Agreement, it was estimated that the Project lenders would require a cumulative amount of $700 million of equity to be raised, resulting in an estimated Additional Subscription price of $180 million. However, if the amount of equity required by the Project lenders exceeds or is less than $700 million, the Additional Subscription price will be increased or decreased by 25% of the difference, as applicable. The Corporation currently anticipates that it will be required to raise a cumulative amount of approximately $1 billion through the issuance of equity securities, resulting in an increase in the estimated Additional Subscription price to $255 million.

In consideration of the estimated aggregate $275 million payments by DUBAL, DUBAL will also be entitled to receive a number of common shares equal to one-third of the common shares issued by the Corporation from time to time pursuant to the conversion of certain convertible debt securities to be issued to third parties (including the proposed EIIC Debenture, as described below). DUBAL's entitlement to the common shares to be delivered upon conversion of the convertible debt arises upon the completion of the Additional Subscription but the delivery of such common shares to DUBAL will be made, at no additional cost to DUBAL, at dates in the future if and when the convertible debt is issued and converted and the number of such common shares is known. In addition, After the closing of the Additional Subscription and for so long as DUBAL owns not less than 10% of the outstanding common shares, DUBAL will be entitled to subscribe for up to 25% of any future issuances of common shares (or securities that may be converted into or exchanged for common shares) by the Corporation at the same price at which the securities are offered to others.

The Additional Subscription is conditional on: (i) the Corporation raising by way of issuance of equity securities (including convertible debt) a cumulative amount of equity sufficient to satisfy the requirement of the Project lenders for equity capital (the "Project Equity Raise"); (ii) the

Corporation amending its articles to explicitly limit its corporate objectives to the development, operation and expansion of alumina refineries in Guinea and ancillary activities; and (iii) the Corporation obtaining conditional commitments or other evidence of agreement in principle from Project lenders of their intent to provide the necessary debt financing for completion of the Project.

Under the DUBAL Subscription Agreement, DUBAL has the right to nominate one representative for election to the Corporation's Board of Directors prior to the completion of the Additional Subscription. Ahmed Fikree, the DUBAL representative, was appointed to the Board of Directors in November 2005. After the completion of the Additional Subscription: for so long as DUBAL holds not less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 25% of the Board of Directors of Global Alumina; and for so long as DUBAL holds not less than 10% but less than 19.9% of the issued and outstanding common shares, DUBAL will have the right to nominate 16.67% of the Board of Directors of Global Alumina. The Corporation anticipates that DUBAL's right to nominate a second director will become effective prior to the 2007 annual general meeting of the shareholders of the Corporation. In anticipation of this right becoming effective, Dr. Abdulrahman Al Awar was put forward as a nominee of DUBAL and was included in the list of candidates for election to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders to be held on May 8, 2006. Upon DUBAL's right to the second nominee becoming effective, Dr. Al Awar will be deemed to be DUBAL's second nominee for purposes of the DUBAL Subscription Agreement.

The EIIC Subscription Agreement

Under a subscription agreement with EIIC dated August 16, 2005 and amended September 22, 2005 (collectively, the "EIIC Subscription Agreement"), EIIC purchased 25,000,000 common shares at $2.00 per share on October 20, 2005, as described above under "Liquidity and Capital Resources".

Under the EIIC Subscription Agreement, EIIC has also agreed to subscribe for a $50,000,000 principal amount convertible debenture (the "Debenture"). The Debenture will have a five year term and will bear interest at the rate of 10% per year payable on June 30 and December 31 of each year. For a period of 12 months following notification by the Corporation to EIIC that the Project Equity Raise has been completed, the Debenture will be convertible into common shares, in whole but not in part, at a conversion price of $2.50 per common share for a total of 20 million common shares. The Corporation anticipates that the Debenture will be issued prior to the end of 2006.

Under the EIIC Subscription Agreement, EIIC has the right to nominate one representative for election to the Corporation's Board of Directors so long as EIIC holds not less than 10% of the Corporation's issued and outstanding common shares. EIIC will have the right to remove and replace its representative upon 90 days notice to the Corporation prior to each annual general meeting of the Corporation's shareholders. Mr. Mehdi Dazi was put forward as a nominee of EIIC and was included in the list of candidates for election to the Board of Directors by the Corporation's shareholders at the Corporation's annual general and special meeting of shareholders to be held on May 8, 2006.

The IDBIF Subscription Agreement

On December 29, 2005, the Corporation closed a private placement to IDB Infrastructure Fund L.P. ("IDBIF"), a limited partnership established in the Kingdom of Bahrain, for 22,222,222 common shares at $2.25 per share for gross proceeds of $50 million. Under the subscription agreement dated November 29, 2005 between the Corporation and IDBIF (the "IDBIF Subscription Agreement"), as long as IDBIF holds more than 5% of the Corporation's issued and outstanding common shares, the Corporation will not issue any common shares at a price per share of less than $2.25, other than pursuant to (i) the terms of certain pre-existing agreements; (ii) an exercise of warrants issued by the Corporation prior to the execution of the IDBIF Subscription Agreement; (iii) an exercise of options granted in the ordinary course and consistent with past practices; or (iv) a public offering of common shares by way of prospectus.

Off-Balance Sheet Arrangements

The Corporation had no off-balance sheet arrangements as at March 31, 2006 or at December 31, 2005.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting year. Actual results could differ from those estimates.

The Corporation's significant accounting policies are summarized in Note 2 to the audited financial statements for the year ended December 31, 2005. The policies described below have the most significant effect in the preparation and presentation of our consolidated financial statements.

Development Costs

Based on the criteria set out in Canadian Institute of Chartered Accountants ("CICA") Handbook section 3450 "Research and Development Costs" and Accounting Guideline 11 "Enterprises in the Development Stage", the Corporation has determined that all of its development costs to date should be expensed. The Corporation will closely monitor future developments to assess the appropriateness of this policy.

Construction-In-Progress

Beginning October 1, 2004, in accordance with Section 3061, "Property, Plant and Equipment," of the CICA Handbook, the Corporation commenced capitalization of all costs directly related to the construction of its alumina refinery plant. Construction-in-progress is recorded at cost. Amortization will commence when the alumina refinery begins commercial production.

The Corporation will recognize a partial or full impairment to construction-in-progress whenever events or changes in circumstances indicate that the carrying amount exceeds fair value. This would occur when one or more of the following conditions are identified:

(a) a change in the extent to which the project asset is expected to be used;
(b) a change in the manner in which the project asset is expected to be used;
(c) an interruption to the construction project for an extended period of time;
(d) physical damage to the construction project; or
(e) a change in the law or environment significantly affecting the completion of the construction project.

Financing Costs

The costs incurred by the Corporation in anticipation of securing its project financing arrangements are expensed unless all of the following criteria are met:

(a) the costs are incremental and directly related to financing;
(b) the proposed financing details are specifically identified; and
(c) completion of the financing is considered to be more likely than not.

If all of the above criteria are met, the costs will be deferred and expensed over the related term of the debt or, in the case of an equity offering, recorded as a reduction of the proceeds.

Financial Instruments and Other Instruments

The Corporation's financial instruments include cash and cash equivalents, amounts due from affiliates, other assets and accounts payable and accrued liabilities. The fair values of these financial instruments approximate their carrying values.

Outstanding Share Data

Common Shares

The Corporation has authorized an unlimited number of common shares, with no par value, of which 199,847,145 shares were issued and outstanding as at March 31, 2006 and as of the date hereof.

Share Purchase Warrants

During the three months ended March 31, 2006 a total of 22,164,399 warrants were exercised for proceeds of $33,232,849 and an additional 1,628,850 warrants expired unexercised. Details of the 7,040,850 share purchase warrants issued and outstanding at March 31, 2006 are as follows.

Number of Shares Exercisable	Expiry Date	Exercise Price
250,000	July 19, 2006	$1.50
4,000,000	December 31, 2006	$1.00
2,790,850	February 3, 2008	$1.00

Employee Stock Options

Under the Corporation's stock option plan for employees, directors, officers and consultants of the Corporation there have been 2,390,500 options granted. Each option is exercisable for one common share. Ten million common shares have been reserved for issuance under the stock option plan. Options with respect to 7,609,500 common shares remain available for future issuance. The following table summarizes the relevant expiry dates and exercise prices for options granted under the stock option plan as of the date hereof.

Number of Shares Subject to Options	Vested	Unvested	Expiry Date	Exercise Price
1,010,000	505,000	505,000	May 24, 2009	$1.50
25,000	12,500	12,500	August 24, 2009	$1.52
752,000	250,667	501,333	March 10, 2010	$2.50
483,500	Nil	483,500	July 25, 2010	$1.40
75,000	Nil	75,000	November 8, 2010	$1.57
45,000	Nil	45,000	March 7, 2011	$1.75

The fair value of stock options is recognized in income over the applicable vesting period as compensation expense. Compensation expense in the amount of $181,597 and $139,444 have been recognized for the three months ended March 31, 2006 and 2005 respectively.

Related Party Transactions

Related party transactions are disclosed in Note 7 to the unaudited interim financial statements for the three months ended March 31, 2006 and are summarized below.

The Corporation has agreed to pay Karalco Resources Ltd. ("Karalco") a monthly retainer for professional services regarding development activities with respect to the Project. Compensation arrangements for Karalco's consulting services are subject to review based on the status of the Project and the level of activity required of Karalco on behalf of the Corporation. Karalco is

controlled by Karim Karjian, a director and shareholder of Global Alumina. The total payments with respect to the monthly retainer for the three-month period ended March 31, 2006 amounted to $ 180,000 (for the corresponding period in 2005 – $180,000).

Prior to 2006, the Corporation had an agreement with Herakles Capital Corp. ("Herakles"), one of its shareholders, to either pay directly or reimburse Herakles for professional services rendered by employees of, and consultants retained by, Herakles. Herakles is controlled by Bruce Wrobel, Global Alumina's Chief Executive Officer and a shareholder of the Corporation. Herakles was reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Herakles. Effective January 1, 2006, the agreement with Herakles covers solely the professional services of Mr. Wrobel. The total payments for the three-month period ended March 31, 2006 amounted to approximately $50,000 ($246,000 for the corresponding period in 2005).

In prior years, the Corporation had an agreement to reimburse Herakles for occupancy expenses. For the three months ended March 31, 2005 the Corporation reimbursed Herakles $40,000. This arrangement terminated when the Corporation moved in December 2005 to new offices, which are shared with Sithe Global Power, LLC ("Sithe Global"). Sithe Global reimburses the Corporation for its pro rata share of occupancy expenses. Occupancy costs paid by Sithe Global to the Corporation for the three months ended March 31, 2006 amounted to approximately $146,000.

Mr. Wrobel is also the Chief Executive Officer of Sithe Global, which has provided and continues to provide professional services to the Corporation through employees of, and consultants retained by, Sithe Global. Sithe Global is reimbursed at cost for all professional services rendered by employees of, and consultants retained by, Sithe Global. The total payments to Sithe Global for the three-month periods ended March 31, 2006 and 2005 amounted to approximately $83,800 and $24,400, respectively.

Prior to September 2004, Mr. Wrobel was the Chief Executive Officer of Sithe Energies, Inc. ("Sithe Energies"), which formerly provided professional services to the Corporation. Sithe Energies was reimbursed at cost for those services. In January 2005, following a change of control at Sithe Energies, the relationship between Sithe Energies and Global Alumina was terminated.

Mr. Fikree is the Director, Commercial and Corporate Development, for DUBAL and Dr. Al Awar is Chief Risk Officer for DUBAL. DUBAL and the Corporation are parties to the DUBAL Subscription Agreement and the DUBAL Off-take Agreement.

Mr. Dazi is Chief Executive Officer, Investments, for EIIC. EIIC and the Corporation are parties to the EIIC Subscription Agreement. EIIC will become a lender to the Corporation following the issuance of the Debenture.

Amounts due to and from affiliates represent short-term unsecured non-interest bearing advances due upon demand.

The above transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

Risk Factors

The Corporation is a development-stage company undertaking a large complex capital-intensive project in a developing country and is subject to numerous risks and challenges. The various risk factors are discussed under the heading "Risk Factors" in the Corporation's Annual Information Form dated March 29, 2006. These risk factors, including risks not currently known to the Corporation or that the Corporation currently considers immaterial, may also adversely affect the Corporation's business. Any of these risks could materially and adversely affect the Corporation's business, financial condition, results of operations and growth strategy.

Additional Information

Additional documents and information regarding the Corporation, including summaries of the material terms of the EIIC, DUBAL and IDBIF transactions and the Corporation's Annual Information Form dated March 31, 2006, are available through SEDAR and can be accessed through the Internet at www.sedar.com.

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Michael J. Cella, Senior Vice President, Chief Financial Officer and Secretary of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Corporation (the issuer) for the period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: May 7, 2006

(signed)
Michael J. Cella
Senior Vice President, Chief Financial Officer and Secretary

FORM 52-109F2 – CERTIFICATION OF INTERIM FILINGS

I, Bruce J. Wrobel, Co-Chairman and Chief Executive Officer of Global Alumina Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Global Alumina Corporation (the issuer) for the period ended March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared.

Date: May 7, 2006

(signed)
Bruce J. Wrobel
Co-Chairman and Chief Executive Officer

New Nouveau Brunswick

CANADA	CANADA
PROVINCE OF NEW BRUNSWICK	PROVINCE DU NOUVEAU-BRUNSWICK
BUSINESS CORPORATIONS ACT	LOI SUR LES CORPORATIONS COMMERCIALES

CERTIFICATE OF AMENDMENT — CERTIFICAT DE MODIFICATION

Global Alumina Corporation

Name of Corporation / Raison sociale de la corporation

612774

Corporation Number / Numéro de la corporation

I HEREBY CERTIFY that the Articles of the above-mentioned corporation were amended under the relevant section(s) of the Act, as applicable:

JE CERTIFIE que les statuts de la corporation mentionnée ci-dessus ont été modifiés en vertu des articles pertinents de la Loi, selon le cas :

(a) Section 11 of the Business Corporations Act in accordance with the attached notice;
Article 11 de la Loi sur les corporations commerciales conformément à l'avis ci-joint;

(b) Section 26 of the Business Corporations Act as set out in the attached Articles of Amendment designating a series of shares;
Article 26 de la Loi sur les corporations commerciales de la façon indiquée dans les statuts de modification ci-joints décrivant les actions d'une série;

(c) Section 117 of the Business Corporations Act as set out in the attached Articles of Amendment;
Article 117 de la Loi sur les corporations commerciales de la façon indiquée dans les statuts de modification ci-joints;

(d) Section 132 of the Business Corporations Act as set out in the attached Articles of Reorganization.
Article 132 de la Loi sur les corporations commerciales de la façon indiquée dans les statuts de réorganisation ci-joints.

[signature]	May 8, 2006 - le 8 mai 2006
Director - Directeur	**Date of Amendment - Date de modification**

NEW BRUNSWICK
BUSINESS CORPORATIONS ACT
FORM 3
ARTICLES OF AMENDMENT
(SECTION 26, 116)

NOUVEAU-BRUNSWICK
LOI SUR LES CORPORATIONS COMMERCIALES
FORMULE 3
STATUTS DE MODIFICATION
(ARTICLE 26, 116)

1 - Name of Corporation - Raison sociale de la corporation	2 - Corporation No. - Numéro de la corporation
Global Alumina Corporation	**612774**

3 - The articles of the above - mentioned corporation are amended as follows:

Les statuts de la corporation mentionnée ici sont modifiés comme suit :

The restrictions on business the corporation may carry on are amended as follows: - Les restrictions à l'activité que peut exercer la corporation sont modifiées comme suit :

See Schedule - Restrictions on Business the Corporation May Carry On / Voir annexe - Restrictions, s'il y en a, à l'activité que peut exercer la corporation

Date	Signature	Description of Office - Description du bureau
May 08, 2006	Michael J. Cella	Senior VP and CFO

FOR DEPARTMENT USE ONLY
RÉSERVÉ À L'USAGE DU MINISTRÈRE
Corporation No. - No. de Corporation 612774
TN# 652941

Filed - Déposé
2006-05-08

SN0250/45-5031 (6/01)
SN0307

Schedule - Restrictions on Business the Corporation May Carry On / Annexe - Restrictions, s'il y en a, à l'activité que peut exercer la corporation

The business to be carried out by the Corporation is restricted to:

1. The ownership, development, construction, operation, maintenance and expansion, directly or through one or more subsidiaries, of

(a) bauxite mines in the Republic of Guinea;
(b) an alumina refinery in the Prefecture of Boké, Republic of Guinea;
(c)any other alumina refinery located in the Republic of Guinea; and
(d)roads, railroads, port facilities and other infrastructure that is associated with the operation of any such mines and refineries; and

2. Other related business activities reasonably determined by the Board of Directors of the Corporation to be necessary or complementary in connection therewith (including the ownership by the Corporation of Aluminpro Aluminium Industry Professionals Inc.).